As filed pursuant to Rule 424(b)(3)
File No. 333-218138

Prospectus

Albertsons Companies

OFFER TO EXCHANGE

$1,250,000,000 of 6.625% Senior Notes due 2024 and the Related Guarantees

AND

$1,250,000,000 of 5.750% Senior Notes due 2025 and the Related Guarantees

The Offering:

Offered Securities:    The securities offered by this prospectus are our 6.625% Senior Notes due 2024 (the “New 2024 Notes”), which are being issued in exchange for our 6.625% Senior Notes due 2024 (the “Original 2024 Notes” and, together with the New 2024 Notes, the “2024 Notes”) and sold by us in our private placement that we consummated on May 31, 2016, and our 5.750% Senior Notes due 2025 (the “New 2025 Notes” and, together with the New 2024 Notes, the “New Notes”), which are being issued in exchange for our 5.750% Senior Notes due 2025 (the “Original 2025 Notes,” together with the New 2025 Notes, the “2025 Notes” or, together with the Original 2024 Notes, the “Original Notes”) and sold by us in our private placement that we consummated on August 9, 2016. The New 2024 Notes and the New 2025 Notes and related guarantees are substantially identical to the Original 2024 Notes and the Original 2025 Notes, respectively and are governed by the same respective indentures.

Expiration of Offering:    The exchange offer expires at 5:00 pm, New York City time, on July 28, 2017, unless extended.

We will exchange all Original Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

We will not receive any proceeds from the exchange.

We believe that the exchange of Original Notes for New Notes will not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes, but you should see the discussion under the caption “Certain United States Federal Income Tax Consequences” for more information.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. A broker-dealer who acquired Original Notes as a result of market making or other trading activities may use this exchange offer prospectus, as supplemented or amended from time to time, in connection with any resales of the New Notes.

The New Notes:

Maturity:    The New 2024 Notes will mature on June 15, 2024 and the New 2025 Notes will mature on March 15, 2025.

Interest Payment Dates:    We will pay interest on the New 2024 Notes semi-annually, on June 15 and December 15 of each year, commencing on December 15, 2017. We will pay interest on the New 2025 Notes semi-annually, on March 15 and September 15 of each year, commencing on September 15, 2017.

We do not intend to list the New Notes on any securities exchange and, therefore, no active public market is anticipated for the New Notes. No public market exists for the Original Notes.

You should carefully consider the risk factors beginning on page 27 of this prospectus before participating in the exchange offer.

In making an investment decision, you must rely on your own examination of our business and the terms of this exchange offer, including the merits and risks involved. None of the SEC, any state securities commission or any regulatory authority has approved or disapproved the New Notes nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 29, 2017.

Albertsons® Companies

SAFEWAY

fresh from the fields

Working together to be the *favorite local supermarket*™

Amigos · star market · PAVILIONS · Albertsons · SAFEWAY · Tom Thumb · Jewel Osco · Shaw's

ACME · Randalls · CARRS · Market Street · United supermarkets · VONS · Albertsons market · Super Saver

INFORMATION ABOUT THE TRANSACTION

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until September 27, 2017 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the

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purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefore.

CERTAIN TERMS USED IN THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires, references to (i) the terms “company,” “Company,” “ACL,” “we,” “us” and “our” refer to Albertsons Companies, LLC, (ii) the term “AB Acquisition” refers to AB Acquisition LLC, ACL’s direct and sole parent, (iii) the term “Albertsons” refers to Albertson’s LLC, and, where appropriate, its subsidiaries, (iv) the term “NAI” refers to New Albertson’s, Inc., and, where appropriate, its subsidiaries, (v) the term “United” refers to United Supermarkets, LLC, (vi) the term “Safeway” refers to Safeway Inc. and, where appropriate, its subsidiaries, (vii) the term “Co-Issuers” refers to Albertsons (and not any of its subsidiaries), NAI (and not any of its subsidiaries) and Safeway (and not any of its subsidiaries), (viii) the term “Additional Issuers has the meaning set forth in the “Description of the New 2024 Notes” and the “Description of the New 2025 Notes,” as applicable, (ix) the term “Lead Issuers” refers to ACL and the Co-Issuers and (x) references to our “Sponsors” or the “Cerberus-led Consortium” refer to, collectively, Cerberus Capital Management, L.P. (“Cerberus”), Kimco Realty Corporation (“Kimco Realty”), Klaff Realty, LP (“Klaff Realty”), Lubert-Adler Partners, L.P. (“Lubert-Adler”), Schottenstein Stores Corporation (“Schottenstein Stores”) and their respective controlled affiliates and investment funds.

All of the references to “notes” or “Notes” in this prospectus refer to the Original Notes and New Notes, collectively.

BASIS OF PRESENTATION

The consolidated financial statements and consolidated financial data included in this prospectus are those of ACL and its consolidated subsidiaries.

We use a 52 or 53 week fiscal year ending on the last Saturday in February each year. Prior to fiscal year 2014, we used a 52 or 53 week fiscal year ending on the closest Thursday before the last Saturday in February each year. For ease of reference, unless the context otherwise indicates, we identify our fiscal years in this prospectus by reference to the calendar year of the first day of such fiscal year. For example, “fiscal 2014” refers to our fiscal year ended February 28, 2015, “fiscal 2015” refers to our fiscal year ended February 27, 2016, and “fiscal 2016” refers to our fiscal year ended February 25, 2017. Our first quarter consists of 16 weeks, and our second, third and fourth quarters generally consist of 12 weeks. For the fiscal year ended February 28, 2015, the fourth quarter included 13 weeks, and the fiscal year included 53 weeks. The fiscal years ended February 25, 2017, February 27, 2016, February 20, 2014 and February 21, 2013 included 52 weeks. We acquired Safeway on January 30, 2015. Accordingly, this prospectus includes the audited balance sheets of Safeway as of January 3, 2015 and December 28, 2013 and audited consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows of Safeway for the 53 weeks ended January 3, 2015 and the 52 weeks ended December 28, 2013 and December 29, 2012. Safeway’s last three fiscal years prior to the Safeway acquisition consisted of the 53-week period ended January 3, 2015, the 52-week period ended December 28, 2013 and the 52-week period ended December 29, 2012.

IDENTICAL STORE SALES

As used in this prospectus, the term “identical store sales” is defined as stores operating during the same period in both the current year and the prior year, comparing sales on a daily basis. Fuel sales are excluded from identical store sales, and internet sales are included in identical store sales of the store from which the products are sourced. Fiscal 2016 is compared with the 52-week period ending February 27, 2016. Fiscal 2015 is compared with the 52-week period ending February 28, 2015. Fiscal 2014 is compared with the 53-week period ending February 27, 2014. On an actual basis, acquired stores become identical on the one-year anniversary date of their acquisition. Stores that are open during remodeling are included in identical store sales. The stores divested in order to secure Federal Trade Commission (“FTC”) clearance of the Safeway acquisition are excluded from the identical store sales calculation beginning on December 19, 2014, the announcement date of the divestitures. Also included in this prospectus, where noted, are supplemental identical store sales measures for ACL, which includes acquired Safeway, NAI and United stores, irrespective of their acquisition dates.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and service marks, including ALBERTSONS®, SAFEWAY®, ACME®, AMIGOS®, CARRS®, HAGGEN®, JEWEL-OSCO®, MARKET STREET®, PAVILIONS®, RANDALLS®, SAV-ON®, SHAW’S®, STAR MARKET®, TOM THUMB®, UNITED EXPRESS®, UNITED SUPERMARKETS®, VONS®, EATING RIGHT®, LUCERNE®, O ORGANICS®, OPEN NATURE®, MyMixx® and just for U®, which are protected under applicable intellectual property laws and are the property of our company and its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET, INDUSTRY AND OTHER DATA AND APPRAISALS

This prospectus includes market and industry data and outlook, which are based on publicly available information, reports from government agencies, reports by market research firms and/or our own estimates based on our management’s knowledge of and experience in the markets and businesses in which we operate. We believe this information to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified market and industry data from third-party sources. Historical information regarding supermarket and grocery industry revenues, including online grocery revenues, was obtained from IBISWorld. Forecasts regarding Food-at-Home inflation were obtained from the U.S. Department of Agriculture (“USDA”). Information with respect to our market share was obtained from Nielsen ACView All Outlets Combined (Food, Mass and Dollar but excluding Drug) for fiscal 2016. This information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, market conditions, customer preferences and the competitive landscape can and do change significantly. As a result, you should be aware that the market and industry data included in this prospectus and our estimates and beliefs based on such data may not be reliable. We do not make any representations as to the accuracy of such industry and market data.

In addition, the market value reported in the appraisals of the properties described herein are an estimate of value, as of the date stated in each appraisal. The appraisals were subject to the following assumption: The estimate of market value as is, is based on the assumption that the existing occupant/user remains in occupancy in the foreseeable future, commensurate with the typical tenure of a user of this type, and is paying market rent as of the effective date of appraisal. Changes since the appraisal date in external and market factors or in the property itself can significantly affect the conclusions. As an opinion, the reported values are not necessarily a measure of current market value and may not reflect the amount which would be received if the property were sold today. While we are not aware of any misstatements regarding any appraisals, market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

We define EBITDA as generally accepted accounting principles (“GAAP”) earnings (net income (loss)) before interest, income taxes, depreciation, and amortization. We define Adjusted EBITDA as earnings (net income (loss)) before interest, income taxes, depreciation, and amortization, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance. We define Adjusted Net Income as GAAP net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. See “Prospectus Summary—Summary Consolidated Historical Financial and Other Data” for further discussion and a reconciliation of Adjusted EBITDA and Adjusted Net Income.

EBITDA, Adjusted EBITDA and Adjusted Net Income (collectively, the “Non-GAAP Measures”) are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe EBITDA, Adjusted EBITDA and Adjusted Net Income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use Adjusted EBITDA, as further adjusted for additional items defined in our debt instruments, for board of manager and bank compliance reporting. Our presentation of Non-GAAP Measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	Non-GAAP Measures do not reflect the anticipated synergies associated with the Safeway acquisition;

•	Non-GAAP Measures do not reflect certain one-time or non-recurring cash costs to achieve the anticipated synergies associated with the Safeway acquisition;

•	Non-GAAP Measures do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA and, with respect to acquired intangible assets, Adjusted Net Income, do not reflect any cash requirements for such replacements;

•	Non-GAAP Measures are adjusted for certain non-recurring and non-cash income or expense items that are reflected in our statements of operations

•	Non-GAAP Measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Non-GAAP Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes. Please see our consolidated financial statements contained in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you or that you should consider before participating in the exchange offer. You should read this entire prospectus carefully. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACL” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OUR COMPANY

We are one of the largest food and drug retailers in the United States, with both strong local presence and national scale. As of February 25, 2017, we operated 2,324 stores across 35 states and the District of Columbia under 20 well-known banners, including Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Pavilions, Star Market, Carrs and Haggen. We operate in 122 Metropolitan Statistical Areas in the United States (“MSAs”) and are ranked #1 or #2 by market share in 66% of them. We provide our customers with a service-oriented shopping experience, including convenient and value-added services through 1,786 pharmacies, 1,227 in-store branded coffee shops and 385 adjacent fuel centers. We have approximately 273,000 talented and dedicated employees serving on average 34 million customers each week.

Our operating philosophy is simple: we run great stores with a relentless focus on driving sales. We believe that our management team, with decades of collective experience in the food and drug retail industry, has developed a proven and successful operating playbook that differentiates us from our competitors.

We implement our playbook through a decentralized management structure. We believe this approach allows our division and district-level leadership teams to create a superior customer experience and deliver outstanding operating performance. These leadership teams are empowered and incentivized to make decisions on product assortment, placement, pricing, promotional plans and capital spending in the local communities and neighborhoods they serve. Our store directors are responsible for implementing our operating playbook on a daily basis and ensuring that our employees remain focused on delivering outstanding service to our customers.

We believe that the execution of our operating playbook, among other factors, including improved economic conditions and consumer confidence, has enabled us to grow sales, profitability and free cash flow across our business. During fiscal 2014 and fiscal 2015, on a supplemental basis including acquired Safeway, NAI and United stores, our identical store sales grew at 4.6% and 4.8%, respectively, and decreased 0.4% during fiscal 2016. Given the deflationary trends in certain commodities, such as meat, eggs and dairy, identical store sales for the third and fourth quarters of fiscal 2016 decreased. However, despite such deflationary trends, we have been able to maintain or increase our overall share in the food retail channel during fiscal 2016. While we anticipate deflationary trends in certain commodities will continue in fiscal 2017, though at lower rates than in fiscal 2016, we believe we are well-positioned to take advantage of projected food price inflation in the second half of 2017 and we plan to maintain our price competitiveness in order to drive customer traffic. We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores. The rates of identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, for fiscal 2014 and fiscal 2015 have been adjusted for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores. Without adjusting for this impact, identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, during fiscal 2014 and fiscal 2015 would have been 4.7% and 4.6%, respectively.

We are currently executing on an annual synergy plan of approximately $800 million related to the acquisition of Safeway, which we expect to achieve by the end of fiscal 2018. We expect to deliver annual run-rate synergies related to the acquisition of Safeway of approximately $750 million by the end of fiscal 2017.

For fiscal 2015, we generated net sales of $58.7 billion, Adjusted EBITDA of $2.7 billion and free cash flow, which we define as Adjusted EBITDA less capital expenditures, of $1.7 billion. For fiscal 2016, we generated net sales of $59.7 billion, Adjusted EBITDA of $2.8 billion and free cash flow of $1.4 billion. In addition to realizing increased sales, profitability and free cash flow through the implementation of our operating playbook, we expect synergies from the Safeway acquisition to enhance our profitability and free cash flow over the next few years.

OUR INTEGRATION HISTORY

Over the past ten years, we have completed a series of acquisitions, beginning with our purchase of Albertson’s LLC in 2006 (the “Legacy Albertsons Stores”). This was followed in March 2013 by our acquisition of NAI from SUPERVALU INC. (“SuperValu”), which included the Albertsons stores that we did not already own and stores operating under the Acme, Jewel-Osco, Shaw’s and Star Market banners. In December 2013, we acquired United, a regional grocery chain in North and West Texas. In January 2015, we acquired Safeway in a transaction that significantly increased our scale and geographic reach. We also completed the acquisition of 73 stores from The Great Atlantic & Pacific Tea Company, Inc. (“A&P”) for our Acme banner and 35 stores from Haggen during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, 15 of which operate under the Haggen banner. We continually review acquisition opportunities that we believe are synergistic with our existing store network and we intend to continue to participate in the ongoing consolidation of the food retail industry. Any future acquisitions may be material.

OUR OPERATING PLAYBOOK

Our management team has developed and implemented a proven and successful operating playbook to drive sales growth, profitability and free cash flow. Our playbook covers every major facet of store-level operations and is executed by local leadership under the supervision of our executive management team. Our playbook is based on the following key concepts:

•	Operate Our Stores to the Highest Standards. We ensure that our stores are always “full, fresh, friendly and clean.” Our efforts are driven through our rigorous G.O.L.D. (Grand Opening Look Daily) program that is focused on delivering fresh offerings, well-stocked shelves, and clean and brightly lit departments.

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Deliver Superior Customer Service.    We focus on providing superior customer service. We consistently invest in store labor and training, and our simple and well-understood sales- and EBITDA-based bonus structure ensures that our employees are properly incentivized. We measure customer satisfaction scores weekly and hold management accountable for continuous improvement. Our focus on customer service is reflected in our improving customer satisfaction scores and identical store sales growth.

•	Provide a Compelling Product Offering. We focus on providing the highest quality fresh, natural and organic assortments to meet the demands of our customers, including through our private label brands, which we refer to as our own brands, such as Open Nature and O Organics. Our own brands products achieved over $10.5 billion in sales in fiscal 2016, and our company’s portfolio of USDA-certified organic products is one of the largest and fastest growing in the industry. In addition, we offer high-volume, high-quality and differentiated signature products, including fresh fruit and vegetables cut in-store, cookies and fried chicken prepared using our proprietary recipes, in-store roasted turkey and freshly-baked bread. Our decentralized operating structure enables our divisions to offer products that are responsive to local tastes and preferences.

•	Offer an Attractive Value Proposition to Our Customers. We maintain price competitiveness through systematic, selective and thoughtful price investment to drive customer traffic and basket size. We also use our loyalty programs, including just for U, MyMixx and our fuel-based rewards programs, as well as our strong own brand assortment, to improve customer perception of our value proposition.

•	Drive Innovation Across our Network of Stores. We focus on innovation to enhance our customers’ in-store experience, generate customer loyalty and drive traffic and sales growth. We ensure that our stores benefit from modern décor, fixtures and store layout. We systematically monitor emerging trends in food and source new and innovative products to offer in our stores. In addition, we are focused on continuing to deliver personalized and promotional offers to further develop our relationship with our customers. We are currently testing our “click-and-collect” program, in which items selected online by our customers are gathered from our store shelves by our associates and picked up by our customers from our stores.

•	Make Disciplined Capital Investments. We believe that our store base is modern and in excellent condition. We apply a disciplined approach to our capital investments, undertaking a rigorous cost-benefit analysis and targeting an attractive return on investment. Our capital budgets are subject to approval at the corporate level, but we empower our division leadership to prudently allocate capital to projects that will generate the highest return.

IDENTICAL STORE SALES

We believe that the execution of our operating playbook has been an important factor in the identical store sales growth across our company. The charts below illustrate historical identical store sales growth across ACL (on a supplemental basis including the acquired Safeway, NAI and United stores) and separately for the Safeway stores:

(1)	Calculated irrespective of date of acquisition.
(2)	After adjusting for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores.
(3)	We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores.

The following illustrative map represents our regional banners and combined store network as of February 25, 2017. We also operate 28 strategically located distribution centers and 18 manufacturing facilities. Approximately 46% of our operating stores are owned or ground-leased. Together, our owned and ground-leased properties have a value of approximately $12.1 billion.

OUR COMPETITIVE STRENGTHS

We believe the following strengths differentiate us from our competitors and contribute to our ongoing success:

Powerful Combination of Strong Local Presence and National Scale.    We operate a portfolio of well-known banners with both strong local presence and national scale. We have leading positions in many of the largest and fastest-growing MSAs in the United States. Given the long operating history of our banners, many of our stores form an important part of the local communities and neighborhoods in which they operate and occupy “First-and-Main” locations. We believe that our combination of local presence and national scale provides us with competitive advantages in brand recognition, customer loyalty and purchasing, marketing and advertising and distribution efficiencies.

Best-in-Class Management Team with a Proven Track Record.    We have assembled a best-in-class management team with decades of operating experience in the food and drug retail industry. Our Chairman and Chief Executive Officer, Bob Miller, has over 50 years of food and drug retail experience, including serving as Chairman and CEO of Fred Meyer and Rite Aid and Vice Chairman of Kroger. Wayne Denningham, President & Chief Operating Officer, and Shane Sampson, Executive Vice President & Chief Marketing and Merchandising Officer, both bring significant leadership and operational experience to our management team with long tenures at our company and within the industry. Our Executive and Senior Vice Presidents and our division, district and store-level leadership teams are also critical to the success of our business. Our eight Executive Vice Presidents, 18 Senior Vice Presidents and 13 division Presidents have an average of over 20, 22 and 32 years of service, respectively, with our company.

Proven Operating Playbook.    We believe that the execution of our operating playbook has been an important factor in enabling us to achieve sales growth and increase our market share. During fiscal 2014 and fiscal 2015, on a supplemental basis including acquired Safeway, NAI and United stores, our identical store sales grew at 4.6% and 4.8%, respectively, and decreased 0.4% during fiscal 2016. Given the deflationary trends in certain commodities, such as meat, eggs and dairy, identical store sales for the third and fourth quarters of fiscal 2016 decreased. However, despite such deflationary trends, we have been able to maintain or increase our overall share in the food retail channel during fiscal 2016. While we anticipate deflationary trends in certain commodities will continue in fiscal 2017, though at lower rates than in fiscal 2016, we believe we are well-positioned to take advantage of projected food price inflation in the second half of 2017 and we plan to maintain our price competitiveness in order to drive customer traffic. We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores. The rates of identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, for fiscal 2014 and fiscal 2015 have been adjusted for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores. Without adjusting for this impact, identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, during fiscal 2014 and fiscal 2015 would have been 4.7% and 4.6%, respectively.

Strong Free Cash Flow Generation.    Our strong operating results, in combination with our disciplined approach to capital allocation, have resulted in the generation of strong free cash flow. We generated free cash flow of approximately $1.7 billion and $1.4 billion in fiscal 2015 and fiscal 2016, respectively. Our ability to grow free cash flow will be enhanced by the synergies we expect to achieve from our acquisition of Safeway. We expect to deliver approximately $800 million of annual synergies by the end of fiscal 2018, and expect to achieve approximately $750 million of synergies on an annual run-rate basis by the end of fiscal 2017.

Significant Acquisition and Integration Expertise.    Growth through acquisition is an important component of our strategy, both to enhance our competitiveness in existing markets and to expand our footprint into new markets. We acquired 73 stores from A&P for our Acme banner and 35 stores from Haggen for our Albertsons banner during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, including 15 stores that operate under the Haggen banner. We continually review acquisition opportunities that we believe are synergistic with our existing store network. We have developed a proprietary and repeatable blueprint for integration, including a clearly defined plan for the first 100 days. We believe that our ability to integrate acquisitions is significantly enhanced by our decentralized approach, which allows us to leverage the expertise of incumbent local management teams. We have also developed significant expertise in synergy planning and delivery. We believe that the acquisition and integration experience of our management team, together with the considerable transactional expertise of our equity sponsors, positions us well for future acquisitions as the food and drug retail industry continues to consolidate.

OUR STRATEGY

Our operating philosophy is simple: we run great stores with a relentless focus on sales growth. We believe there are significant opportunities to grow sales and enhance profitability and free cash flow through execution of the following strategies:

Continue to Drive Identical Store Sales Growth.    Consistent with our operating playbook, we plan to deliver identical store sales growth by implementing the following initiatives:

•	Enhancing and Upgrading Our Fresh, Natural and Organic Offerings and Signature Products. We continue to enhance and upgrade our fresh, natural and organic offerings across our meat, produce, service deli and bakery departments to meet the changing tastes and preferences of our customers. We also believe that continued innovation and expansion of our high-volume, high-quality and differentiated signature products will contribute to stronger sales growth.

•	Expanding Our Own Brand Offerings. We continue to drive sales growth and profitability by extending our own brand offerings across our banners, including high-quality and recognizable brands such as O Organics, Open Nature, Eating Right and Lucerne. Our own brand products achieved over $10.5 billion in sales in fiscal 2016.

•	Leveraging Our Effective and Scalable Loyalty Programs. We believe we can grow basket size and improve the shopping experience for our customers by expanding our just for U, MyMixx and fuel-based loyalty programs. In addition, we believe we can further enhance our merchandising and marketing programs by utilizing our customer analytics capabilities, including advanced digital marketing and mobile applications. We expanded our home delivery offering to 10 new markets in fiscal 2016, and expect to serve eight of the ten most populous MSAs by the end of fiscal 2017.

•	Capitalizing on Demand for Health and Wellness Services. We intend to leverage our portfolio of 1,786 pharmacies and our growing network of wellness clinics to capitalize on increasing customer demand for health and wellness services. Pharmacy customers are among our most loyal, and their average weekly spend is over 2.5x that of our non-pharmacy customers. We plan to continue to grow our pharmacy script counts through new patient prescription transfer programs and initiatives such as clinic, hospital and preferred network partnerships, which we believe will expand our access to patients. We believe that these efforts will drive sales growth and generate customer loyalty.

•	Continuously Evaluating and Upgrading Our Store Portfolio. We plan to pursue a disciplined but committed capital allocation strategy to upgrade, remodel and relocate stores to attract customers to our stores and to increase store volumes. We opened seven and 15 new stores in fiscal 2015 and fiscal 2016, respectively, and expect to open a total of 15 new stores and complete approximately 150 upgrade and remodel projects during fiscal 2017. We believe that our store base is in excellent condition, and we have developed a remodel strategy that is both cost-efficient and effective.

•	Driving Innovation. We intend to drive traffic and sales growth through constant innovation. We will remain focused on identifying emerging trends in food and sourcing new and innovative products. We will also seek to build new, and enhance existing, customer relationships through our digital capabilities.

•

Sharing Best Practices Across Divisions.    Our division leaders collaborate to ensure the rapid sharing of best practices. Recent examples include the expansion of our O Organics offering across banners, the accelerated roll-out of signature products such as Albertsons’ fresh fruit and vegetables cut in-store and implementing Safeway’s successful wine and floral shop strategies, with broader product assortments and new fixtures across many of our banners.

We believe the combination of these actions and initiatives, together with the attractive industry trends described in more detail under “Business—Our Industry,” will continue to drive identical store sales growth.

Enhance Our Operating Margin.    Our focus on identical store sales growth provides an opportunity to enhance our operating margin by leveraging our fixed costs. We plan to realize further margin benefit through added scale from partnering with vendors and by achieving efficiencies in manufacturing and distribution. In addition, we maintain a disciplined approach to expense management and budgeting.

Implement Our Synergy Realization Plan.    We are currently executing on an annual synergy plan of approximately $800 million from the acquisition of Safeway, which we expect to achieve by the end of fiscal 2018, with associated one-time costs of approximately $840 million (net of estimated synergy-related asset sale proceeds). Our detailed synergy plan was developed on a bottom-up, function-by-function basis by combined Albertsons and Safeway teams. The plan includes capturing opportunities from corporate and division cost savings, simplifying business processes and rationalizing headcount. Over time, Safeway’s information technology systems will support all of our stores, distribution centers and systems, including financial reporting and payroll processing, as we wind down our transition services agreement for our Albertsons, Acme, Jewel-Osco, Shaw’s and Star Market banners with SuperValu on a store-by-store basis. We are extending the expansive and high-quality own brand program developed at Safeway across all of our banners. We believe our increased scale will help us to optimize and improve our vendor relationships. We also plan to achieve marketing and advertising savings from lower print, production and broadcast rates in overlapping regions and reduced agency spend. Finally, we intend to consolidate managed care provider reimbursement programs increase vaccine penetration and leverage our combined scale. During fiscal 2015 and fiscal 2016, we achieved synergies from the Safeway acquisition of approximately $250 million and $575 million, respectively, and we expect to achieve synergies of approximately $675 million in fiscal 2017, or approximately $750 million on an annual run-rate basis by the end of fiscal 2017, principally from savings related to corporate and division overhead, our own brands, vendor funds and marketing and advertising cost reductions. Approximately 80% of our $800 million annual synergy target is independent of sales growth, which we believe significantly reduces the risk of achieving our target.

Selectively Grow Our Store Base Organically and Through Acquisition.    We intend to continue to grow our store base organically through disciplined but committed investment in new stores. We opened seven and 15 new stores in fiscal 2015 and fiscal 2016, respectively, and expect to open a total of 15 new stores and complete approximately 150 upgrade and remodel projects during fiscal 2017. We acquired 73 stores from A&P for our Acme banner and 35 stores from Haggen for our Albertsons banner during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, of which 15 operate under the Haggen banner. We evaluate acquisition opportunities on an ongoing basis as we seek to strengthen our competitive position in existing markets or expand our footprint into new markets. We believe our healthy balance sheet and decentralized structure provide us with strategic flexibility and a strong platform to make acquisitions. We believe our successful track record of integration and synergy delivery provides us with an opportunity to further enhance sales growth, leverage our cost structure and increase profitability and free cash flow through selected acquisitions. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and we are currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. Certain of our acquisitions may involve the issuance of our equity.

OUR INDUSTRY

We operate in the $611 billion U.S. food and drug retail industry, a highly fragmented sector with a large number of companies competing locally and a limited number of companies with a national footprint. From 2012 through 2017, food and drug retail industry revenues increased at an average annual rate of 1.0%, driven in part by improving macroeconomic factors, including gross domestic product, household disposable income, consumer confidence and employment. Several food items and categories, including meat, eggs and dairy, experienced price deflation in fiscal 2016, and price deflation is expected to continue in several food categories in fiscal 2017. On an annual basis, Food-at-Home inflation is forecasted to be between 0.00% and 1.00% in 2017. In addition to macroeconomic factors, the following trends, in particular, are expected to drive sales across the industry:

•	Customer Focus on Fresh, Natural and Organic Offerings. Evolving customer tastes and preferences have caused food retailers to improve the breadth and quality of their fresh, natural, and organic offerings. This, in turn, has resulted in the increasing convergence of product selections between conventional and alternative format food retailers.

•	Converging Approach to Health and Wellness. Customers increasingly view their food shopping experience as part of a broader approach to health and wellness. As a result, food retailers are seeking to drive sales growth and customer loyalty by incorporating pharmacy and wellness clinic offerings in their stores.

•	Increased Customer Acceptance of Own Brand Offerings. Increased customer acceptance has driven growth in demand for own brand offerings, including the introduction of premium store brands. In general, own brand offerings have a higher gross margin than similarly positioned products of national brands.

•	Loyalty Programs and Personalization. To remain competitive and generate customer loyalty, food retailers are increasing their focus on loyalty programs that target the delivery of personalized offers to their customers. Food retailers are also expected to seek to strengthen customer loyalty by introducing mobile applications that allow customers to make purchases, access loyalty card data and check prices while in-store.

•	Convenience as a Differentiator. Industry participants are addressing customers’ desire for convenience through in-store amenities and services, including store-within-store sites such as coffee bars, fuel centers, banks and ATMs. Customer convenience is important for traditional grocers that must differentiate themselves from other mass retailers, club stores and other food retailers. The increasing penetration of e-commerce competition has prompted food retailers to develop or outsource online and mobile applications for home delivery, pickup and digital shopping solutions with customer convenience in mind. It has also resulted in the emergence of a number of online-only food and drug offerings.

CORPORATE INFORMATION

Our principal executive offices are located at 250 Parkcenter Blvd., Boise, ID 83706. Our telephone number is (208) 395-6200 and our internet address is www.albertsons.com. Our website and the information contained thereon are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase the New Notes.

OUR EQUITY SPONSORS

We believe that one of our strengths is our relationship with our Sponsors. We believe we will benefit from our Sponsors’ experience in the retail industry, their expertise in mergers and acquisitions and real estate, and their support on various near-term and long-term strategic initiatives.

Cerberus.    Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world’s leading private investment firms with over $30 billion of capital under management in four primary strategies: control and non-control private equity investments, distressed securities and assets, commercial mid-market lending, and real estate-related investments. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Kimco Realty.    Kimco Realty is a real estate investment trust headquartered in New Hyde Park, New York that owns and operates North America’s largest publicly traded portfolio of neighborhood and community shopping centers. As of December 31, 2016, Kimco Realty owned interests in 524 shopping centers comprising 85 million square feet of leasable space across 34 states and Puerto Rico. Publicly traded on the New York Stock Exchange since 1991, and included in the S&P 500 Index, Kimco Realty has specialized in shopping center acquisitions, development and management for more than 50 years.

Klaff Realty.    Klaff Realty is a privately-owned real estate investment company based in Chicago, Illinois that engages in the acquisition, redevelopment and management of commercial real estate throughout the United States and Latin America, with a primary focus on retail and office. Klaff Realty has established a leadership position in the acquisition of distressed retail space. To date, Klaff Realty affiliates have acquired properties and invested in operating entities that control in excess of 200 million square feet with a value in excess of $17 billion.

Lubert-Adler.    Lubert-Adler was co-founded in 1997 by Ira Lubert and Dean Adler, who collectively have over 60 years of experience in underwriting, acquiring, repositioning, refinancing and disposing of real estate assets. Lubert-Adler has more than 20 investment professionals and has invested $7.5 billion of equity into assets valued at over $17 billion.

Schottenstein Stores.    Schottenstein Stores, together with its affiliate Schottenstein Property Group, is a privately-owned operator, acquirer and redeveloper of high quality power/big box, community and neighborhood shopping centers located throughout the United States predominantly anchored by national retailers.

THE EXCHANGE OFFER

The following summary is provided solely for your convenience. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the notes, please refer to the section entitled “The Exchange Offer” in this prospectus.

Exchange Offer	In the registration rights agreements dated May 31, 2016 and August 9, 2016, respectively (the “Registration Rights Agreements”), the respective holders of our Original Notes were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for our registered New Notes with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.

Expiration Date	The exchange offer will expire at 5:00 pm, New York City time, on July 28, 2017, unless we decide to extend the exchange offer.

Condition to the Exchange Offer	The exchange offer is conditioned upon some customary conditions, which we may waive. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of this offer.

Consequences if You Do Not Exchange Your Original Notes	Original Notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to be subject to the restrictions on transfer described in the legend on your Original Notes. In general, you may only offer or sell the Original Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. After the completion of the exchange offer, we will no longer have an obligation to register the Original Notes. The tender of Original Notes under the exchange offer will reduce the principal amount of the currently outstanding Original Notes. The corresponding reduction in liquidity may have an adverse effect upon, and increase the volatility of, the market price of any Original Notes that you continue to hold following completion of the exchange offer. For more information, please refer to the section entitled “The Exchange Offer—Consequences of Failure to Exchange.”

Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must follow the procedures established by The Depository Trust Company (“DTC”), for tendering notes held in book-entry form. These procedures for using DTC’s ATOP (as defined herein), require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through ATOP, and (ii) DTC confirms that:

•	DTC has received your instructions to exchange your notes; and

•	you agree to be bound by the terms of the letter of transmittal.

Original Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

For more information on tendering your Original Notes, please refer to the sections entitled “The Exchange Offer—Procedures for Tendering” and “Book-Entry; Delivery and Form.”

Special Procedures for Beneficial Holders	If you beneficially own Original Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender your Original Notes in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes, either arrange to have the Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you wish to tender your Original Notes and:

•	time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or

•	your Original Notes are not immediately available,

You must comply with the applicable guaranteed delivery procedures for tendering and complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. You must also arrange for DTC to transmit required information in accordance with DTC’s procedures for transfer to the exchange agent in connection with a book-entry transfer.

Withdrawal of Tenders	You may withdraw your tender of Original Notes at any time on or prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using DTC’s ATOP procedures before 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Withdrawal of Tenders.”

Failure to Exchange will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange or registration rights and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.

U.S. Federal Income Tax Consequences	We believe that the exchange of the Original Notes for New Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. A holder’s holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged. Please refer to the section entitled “Certain United States Federal Income Tax Consequences.”

Exchange Agent	We have appointed Wilmington Trust, National Association, trustee under each indenture under which the applicable New Notes will be issued, as exchange agent.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors	You should carefully consider the information included in the section entitled “Risk Factors” beginning on page 27 and all other information in this prospectus in evaluating whether or not to tender your Original Notes in the exchange offer.

TERMS OF THE NEW 2024 NOTES

The following summary contains basic information about the New 2024 Notes and is not intended to be complete. It does not contain all information that may be important to you. The New 2024 Notes will evidence the same debt as the Original 2024 Notes. They will be entitled to the benefits of the indenture governing the Original 2024 Notes and will be treated under the 2024 Indenture as a single series with the Original 2024 Notes. For a more complete understanding of the New Notes, please refer to the section entitled “Description of the New 2024 Notes” in this prospectus.

Issuers	Albertsons Companies, LLC, Safeway Inc., New Albertson’s, Inc. and Albertson’s LLC and the Additional Issuers.

Notes Offered	The form and terms of the New 2024 Notes will be the same as the form and terms of the Original 2024 Notes except that:

•	the New 2024 Notes will bear a different CUSIP number from the Original 2024 Notes;

•	the New 2024 Notes will have been registered under the Securities Act, and, therefore, will not bear legends restricting their transfer; and

•	you will not be entitled to any exchange or registration rights with respect to the New 2024 Notes.

Maturity Date	The New 2024 Notes will mature on June 15, 2024.

Interest Rate	The New 2024 Notes will bear interest at a rate of 6.625% per annum.

Interest Payment Dates	June 15 and December 15 of each year, commencing on December 15, 2017.

Guarantees	The New 2024 Notes will be initially guaranteed on a senior unsecured basis by all of ACL’s wholly-owned domestic subsidiaries (other than the Co-Issuers) that guarantee or are borrowers under the ABL Facility and the Term Loan Facilities (each as defined herein).

Ranking	The New 2024 Notes and the related subsidiary guarantees will be the Lead Issuers’, Additional Issuers’ and the subsidiary guarantors’ senior unsecured obligations, as applicable, and will:

•	rank equally in right of payment with all of the Lead Issuers’, Additional Issuers’ and subsidiary guarantors’ existing and future senior indebtedness, including the Original Notes and the New 2025 Notes;

•	rank senior in right of payment to all of the Lead Issuers’, Additional Issuers’ and subsidiary guarantors’ existing and future subordinated indebtedness;

•	be effectively subordinated in right of payment to all of the Lead Issuers’, Additional Issuers’ and subsidiary guarantors’ existing and future secured indebtedness, including indebtedness under the ABL Facility and the Term Loan Facilities, to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of ACL’s subsidiaries that are not Lead Issuers, Additional Issuers or subsidiary guarantors.

Optional Redemption	We will have the option to redeem the 2024 Notes, in whole or in part, prior to June 15, 2019, at a redemption price equal to 100% of the principal amount of the notes redeemed plus an applicable “make-whole” premium, plus accrued and unpaid interest to (but excluding) the redemption date.

We will have the option to redeem the 2024 Notes, in whole or in part, on or after June 15, 2019, at the redemption prices specified under “Description of the New 2024 Notes—Optional Redemption,” plus accrued and unpaid interest to (but excluding) the redemption date.

We will have the option to redeem up to 40% of the outstanding 2024 Notes prior to June 15, 2019 with the net proceeds of certain equity offerings at 106.625% of the principal amount of the 2024 Notes, plus accrued and unpaid interest to (but excluding) the redemption date.

Change of Control Offer Triggering Event	If a defined change of control triggering event occurs, we may be required to offer to repurchase the 2024 Notes at a price equal to 101% of the principal amount of the 2024 Notes, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the New 2024 Notes—Change of Control Triggering Event.”

Certain Covenants	The indenture that governs the 2024 Notes contains covenants limiting ACL’s ability and the ability of its restricted subsidiaries to:

•	pay dividends or distributions, repurchase equity or prepay subordinated debt or make certain investments;

•	incur liens on assets to secure indebtedness;

•	sell certain assets;

•	merge or consolidate with another company or sell all or substantially all of its assets;

•	incur additional debt or issue certain disqualified stock and preferred stock; and

•	enter into certain transactions with our affiliates.

These covenants are subject to important exceptions and qualifications as described under “Description of the New 2024 Notes—Certain Covenants.”

Registration Rights	You have the right to exchange the Original 2024 Notes for New 2024 Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New 2024 Notes will not provide you with any further exchange or registration rights.

No Listing of the New 2024 Notes	We do not intend to list the New 2024 Notes on any securities exchange and, therefore, no active public market is anticipated for the New 2024 Notes. No public market exists for the Original 2024 Notes.

Resale Without Further Registration	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer New 2024 Notes issued in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring the New 2024 Notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the New 2024 Notes;

•	you are not an “affiliate” of the Lead Issuers and Additional Issuers within the meaning of Rule 405 under the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the New 2024 Notes.

We have not entered into any arrangement or understanding with any person who will receive New 2024 Notes in the exchange offer to distribute such securities following completion of the exchange offer. We are not aware of any person that will participate in the exchange offer with a view to distribute the new 2024 Notes. If you are not acquiring the New 2024 Notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the New 2024 Notes, or if you are our affiliate, then:

•	you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

•	in the absence of an exception from the position of the SEC stated in the first bullet point above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the New 2024 Notes.

If you are a broker-dealer and receive New 2024 Notes for your own account in exchange for outstanding unregistered notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the New 2024 Notes that you receive in the exchange offer. See “Plan of Distribution.”

For more information about the notes, please refer to the section entitled “Description of the New 2024 Notes” in this prospectus.

TERMS OF THE NEW 2025 NOTES

The following summary contains basic information about the New 2025 Notes and is not intended to be complete. It does not contain all information that may be important to you. The New 2025 Notes will evidence the same debt as the Original 2025 Notes. They will be entitled to the benefits of the indenture governing the Original 2025 Notes and will be treated under the 2025 Indenture as a single series with the Original 2025 Notes. For a more complete understanding of the New Notes, please refer to the section entitled “Description of the New 2025 Notes” in this prospectus.

Issuers	Albertsons Companies, LLC, Safeway Inc., New Albertson’s, Inc. and Albertson’s LLC and the Additional Issuers.

Notes Offered	The form and terms of the New 2025 Notes will be the same as the form and terms of the Original 2025 Notes except that:

•	the New 2025 Notes will bear a different CUSIP number from the Original 2025 Notes;

•	the New 2025 Notes will have been registered under the Securities Act, and, therefore, will not bear legends restricting their transfer; and

•	you will not be entitled to any exchange or registration rights with respect to the New 2025 Notes.

Maturity Date	The New 2025 Notes will mature on March 15, 2025.

Interest Rate	The New 2025 Notes will bear interest at a rate of 5.750% per annum.

Interest Payment Dates	March 15 and September 15 of each year, commencing on September 15, 2017.

Guarantees	The New 2024 Notes will be initially guaranteed on a senior unsecured basis by all of ACL’s wholly-owned domestic subsidiaries (other than the Co-Issuers) that guarantee or are borrowers under the ABL Facility and the Term Loan Facilities.

Ranking	The New 2025 Notes and the related subsidiary guarantees will be the Lead Issuers’, Additional Issuers’ and the subsidiary guarantors’ senior unsecured obligations, as applicable, and will:

•	rank equally in right of payment with all of the Lead Issuers’, Additional Issuers’ and subsidiary guarantors’ existing and future senior indebtedness, including the Original Notes and the New 2024 Notes;

•	rank senior in right of payment to all of the Lead Issuers’, Additional Issuers’ and subsidiary guarantors’ existing and future subordinated indebtedness;

•	be effectively subordinated in right of payment to all of the Lead Issuers’, Additional Issuers’ and subsidiary guarantors’ existing and future secured indebtedness, including indebtedness under the ABL Facility and the Term Loan Facilities, to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of ACL’s subsidiaries that are not Lead Issuers, Additional Issuers or subsidiary guarantors.

Optional Redemption	We will have the option to redeem the 2025 Notes, in whole or in part, prior to September 15, 2019, at a redemption price equal to 100% of the principal amount of the notes redeemed plus an applicable “make-whole” premium, plus accrued and unpaid interest to (but excluding) the redemption date.

We will have the option to redeem the 2025 Notes, in whole or in part, on or after September 15, 2019, at the redemption prices specified under “Description of the New 2025 Notes—Optional Redemption,” plus accrued and unpaid interest to (but excluding) the redemption date.

We will have the option to redeem up to 40% of the outstanding 2025 Notes prior to June 15, 2019 with the net proceeds of certain equity offerings at 105.750% of the principal amount of the 2025 Notes, plus accrued and unpaid interest to (but excluding) the redemption date.

Change of Control Offer Triggering Event	If a defined change of control triggering event occurs, we may be required to offer to repurchase the 2025 Notes at a price equal to 101% of the principal amount of the 2025 Notes, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the New 2025 Notes—Change of Control Triggering Event.”

Certain Covenants	The indenture that governs the 2025 Notes contains covenants limiting ACL’s ability and the ability of its restricted subsidiaries to:

•	pay dividends or distributions, repurchase equity or prepay subordinated debt or make certain investments;

•	incur liens on assets to secure indebtedness;

•	sell certain assets;

•	merge or consolidate with another company or sell all or substantially all of its assets;

•	incur additional debt or issue certain disqualified stock and preferred stock; and

•	enter into certain transactions with our affiliates.

These covenants are subject to important exceptions and qualifications as described under “Description of the New 2025 Notes—Certain Covenants.”

Registration Rights	You have the right to exchange the Original 2025 Notes for New 2025 Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New 2025 Notes will not provide you with any further exchange or registration rights.

No Listing of the New 2025 Notes	We do not intend to list the New 2025 Notes on any securities exchange and, therefore, no active public market is anticipated for the New 2025 Notes. No public market exists for the Original 2025 Notes.

Resale Without Further Registration	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer New 2025 Notes issued in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring the New 2025 Notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the New 2025 Notes;

•	you are not an “affiliate” of the Lead Issuers and Additional Issuers within the meaning of Rule 405 under the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the New 2025 Notes.

We have not entered into any arrangement or understanding with any person who will receive New 2025 Notes in the exchange offer to distribute such securities following completion of the exchange offer. We are not aware of any person that will participate in the exchange offer with a view to distribute the new 2025 Notes. If you are not acquiring the New 2025 Notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the New 2025 Notes, or if you are our affiliate, then:

•	you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

•	in the absence of an exception from the position of the SEC stated in the first bullet point above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the New 2025 Notes.

If you are a broker-dealer and receive New 2025 Notes for your own account in exchange for outstanding unregistered notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the New 2025 Notes that you receive in the exchange offer. See “Plan of Distribution.”

For more information about the notes, please refer to the section entitled “Description of the New 2025 Notes” in this prospectus.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following tables summarize our consolidated historical financial and other data and should be read together with “Selected Historical Financial Information of ACL,” “Supplemental Selected Historical Financial Information of Safeway,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACL,” and our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary balance sheet data as of February 25, 2017 and February 27, 2016 and the consolidated statement of operations data for fiscal 2016, fiscal 2015 and fiscal 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

On January 30, 2015, we acquired Safeway. Commencing on January 31, 2015, our consolidated financial statements also include the financial position, results of operations and cash flows of Safeway.

(in millions, except identical store sales and store count)	Fiscal 2016	Fiscal 2015	Fiscal 2014(1)(4)
Results of Operations:
Net sales and other revenue	$59,678	$58,734	$27,199
Gross profit	$16,641	$16,062	$7,503
Selling & administrative expenses	16,000	15,660	8,152

Operating income (loss)	641	402	(649)
Interest expense, net	1,004	951	633
Loss on debt extinguishment	112	—	—
Other (income) expense	(11)	(7)	96

Loss before income taxes	(464)	(542)	(1,378)
Income tax benefit	(90)	(40)	(153)

Net loss	$(374)	$(502)	$(1,225)

Other Financial Data:
Adjusted EBITDA(2)	$2,817	$2,681	$1,099
Adjusted Net Income(2)	378	365	58
Capital expenditures	1,415	960	337
Free cash flow(3)	1,402	1,721	762

Other Operating Data:
Identical store sales	(0.4)%	4.4%	7.2%
Store count (at end of fiscal period)	2,324	2,271	2,382
Gross square footage (at end of fiscal period) (in millions)	115	113	118
Fuel sales	$2,693	$2,955	$387

Balance Sheet Data (at end of period):
Cash and equivalents	$1,219	$580	$1,126
Total assets	23,755	23,770	25,678
Total members’ equity	1,371	1,613	2,169
Total debt	12,338	12,226	12,569

Supplemental Identical Store Sales	Fiscal 2016				Fiscal 2015				Fiscal 2014				Fiscal 2013
	Q4’16	Q3’16	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	Q2’13	Q1’13
ACL(a)(b)	(3.3)%	(2.1)%	0.1%	2.9%	4.7%	5.1%	4.5%	4.3%	4.1%	4.8%	5.4%	4.8%	3.5%	3.0%	1.1%	(0.1)%
Safeway(c)	(3.7)%	(2.2)%	0.1%	3.9%	5.8%	5.6%	4.9%	3.8%	3.5%	3.2%	3.1%	2.2%	1.1%	1.8%	1.8%	1.1%

(a)	Includes acquired Safeway, NAI and United stores, irrespective of date of acquisition.
(b)	After adjusting for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores, identical store sales growth for ACL during the second quarter of fiscal 2014 and the second quarter of fiscal 2015 would have been 4.6% and 5.2%, respectively.
(c)	Includes Safeway’s Eastern Division, now owned by NAI.

(1)	For the period from February 21, 2014 to January 30, 2015, our consolidated financial statements include the financial position, results of operations and cash flows of Albertsons, NAI and United. Commencing on January 31, 2015, our consolidated financial statements also include the financial position, results of operations and cash flows of Safeway.

(2)	Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Adjusted Net Income is a Non-GAAP Measure defined as (net income (loss)) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance.

Adjusted EBITDA and Adjusted Net Income are Non-GAAP Measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA and Adjusted Net Income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. Set forth below is a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income:

(in millions)	Fiscal 2016	Fiscal 2015	Fiscal 2014(4)
Net Loss	$(374)	$(502)	$(1,225)
Adjustments:
(Gain) loss on interest rate and commodity swaps, net	(7)	16	98
Store transition and related costs(a)	23	25	—
Acquisition and integration costs(b)	214	342	352
Termination of long-term incentive plans	—	—	78
Non-cash equity-based compensation expense	53	98	344
Net (gain) loss on property dispositions, asset impairments and lease exit costs	(39)	103	228
LIFO (benefit) expense	(8)	30	43
Amortization and write-off of debt discount, deferred financing costs and loss on extinguishment of debt	253	82	72
Pension and post-retirement expense, net of cash contributions(c)	84	7	(3)
Amortization of intangible assets resulting from acquisitions	404	377	149
Other(d)	40	38	(14)
Tax impact of adjustments to Adjusted Net Income(e)	(265)	(251)	(64)

Adjusted Net Income	$378	$365	$58
Adjustments:
Tax impact of adjustments to Adjusted Net Income(e)	$265	$251	$64
Income tax benefit	(90)	(40)	(153)
Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt	(253)	(82)	(72)
Interest expense, net	1,004	951	633
Loss on debt extinguishment	112	—	—
Amortization of intangible assets resulting from acquisitions	(404)	(377)	(149)
Depreciation and amortization	1,805	1,613	718

Adjusted EBITDA	$2,817	$2,681	$1,099

(a)	Includes costs related to facility closures and the transition to our decentralized operating model.
(b)	Includes costs related to the Safeway acquisition (including the charges associated with the settlement of appraisal rights litigation), the A&P Transaction (as defined herein), the Haggen Transaction (as defined herein), the NAI acquisition and the United acquisition.
(c)	Excludes the company’s cash contribution of $260 million to the Employee Retirement Plan of Safeway Inc. and its domestic subsidiaries (the “Safeway ERP”) under a settlement with the Pension Benefit Guaranty Corporation (the “PBGC”) in connection with the closing of the Safeway acquisition.
(d)

Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, charges related to changes in the fair value of our Casa Ley CVR (as defined herein), earnings from Casa Ley (as defined herein), foreign currency translation gains and costs related to our planned initial public offering.
(e)	The tax impact was determined based on the taxable status of the subsidiary to which each of the above adjustments relates.

(3)	We define “free cash flow” as Adjusted EBITDA less capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACL,” included elsewhere in this prospectus, for a reconciliation of cash flow from operating activities to free cash flow.

(4)	The fiscal year ended February 28, 2015 included 53 weeks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the competitive nature of the industry in which we conduct our business;

•	general business and economic conditions, including the rate of inflation or deflation, consumer spending levels, population, employment and job growth and/or losses in our markets;

•	failure to successfully integrate Safeway or achieve anticipated synergies from the acquisition and integration of Safeway;

•	failure to successfully integrate the acquired A&P and Haggen stores;

•	failure to successfully integrate future acquisitions or to achieve anticipated synergies from the integration of future acquisitions;

•	pricing pressures and competitive factors, which could include pricing strategies, store openings, remodels or acquisitions by our competitors;

•	our ability to increase identical store sales, expand our own brands, maintain or improve operating margins, revenue and revenue growth rate, control or reduce costs, improve buying practices and control shrink;

•	labor costs, including benefit plan costs and severance payments, or labor disputes that may arise from time to time and work stoppages that could occur in areas where certain collective bargaining agreements have expired or are on indefinite extensions or are scheduled to expire in the near future;

•	disruptions in our manufacturing facilities’ or distribution centers’ operations, disruption of significant supplier relationships, or disruptions to our produce or product supply chains;

•	results of any ongoing litigation in which we are involved or any litigation in which we may become involved;

•	data security, or the failure of our (or through SuperValu) IT systems;

•	the effects of government regulation;

•	our ability to raise additional capital to finance the growth of our business, including to fund acquisitions;

•	our ability to service our debt obligations, and restrictions in our debt agreements;

•	financing sources; and

•	plans for future growth and other business development activities.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

RISK FACTORS

An investment in the notes offered hereby involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before participating in this exchange offer. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially adversely affected. Additional risks or uncertainties not currently known to us, or that we deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. In that case, you may lose all or a part of your investment in the notes offered hereby.

Risks Related to Our Business and Industry

Various operating factors and general economic conditions affecting the food retail industry may affect our business and may adversely affect our business and operating results.

Our operations and financial performance are affected by economic conditions such as macroeconomic conditions, credit market conditions and the level of consumer confidence. While the combination of improved economic conditions, the trend towards lower unemployment, higher wages and lower gasoline prices have contributed to improved consumer confidence, there is continued uncertainty about the strength of the economic recovery. If the economy does not continue to improve or if it weakens, or if gasoline prices rebound, consumers may reduce spending, trade down to a less expensive mix of products or increasingly rely on food discounters, all of which could impact our sales. In addition, consumers’ perception or uncertainty related to the economic recovery and future fuel prices could also dampen overall consumer confidence and reduce demand for our product offerings. Both inflation and deflation affect our business. Food deflation could reduce sales growth and earnings, while food inflation could reduce gross profit margins. Several food items and categories, such as meat, eggs and dairy, experienced price deflation in fiscal 2016 and price deflation is expected to continue in several food categories in fiscal 2017. We are unable to predict if the economy will continue to improve, the rate at which the economy may improve, the direction of gasoline prices or when the deflationary trends we are currently experiencing will abate. If the economy does not continue to improve or if it weakens, fuel prices increase or deflationary trends increase materially, our business and operating results could be adversely affected.

Competition in our industry is intense, and our failure to compete successfully may adversely affect our profitability and operating results.

The food and drug retail industry is large and dynamic, characterized by intense competition among a collection of local, regional and national participants. We face strong competition from other food and/or drug retailers, supercenters, club stores, discount stores, online providers, specialty and niche supermarkets, drug stores, general merchandisers, wholesale stores, convenience stores and restaurants. Shifts in the competitive landscape, consumer preference or market share may have an adverse effect on our profitability and results of operations.

As a result of consumers’ growing desire to shop online, we also face increasing competition from both our existing competitors who have incorporated the internet as a direct-to-consumer channel and internet-only providers that sell grocery products. Although we have a growing internet presence and offer our customers the ability to shop online for both home delivery and in-store pick-up, there is no assurance that these online initiatives will be successful. In addition, these initiatives may have an adverse impact on our profitability as a result of lower gross profits or greater operating costs to compete.

Our ability to attract customers is dependent, in large part, upon a combination of channel preference, location, store conditions, quality, price, service and selection. In each of these areas, traditional and non-traditional competitors compete with us and may successfully attract our customers to their stores by matching or exceeding what we offer. In recent years, many of our competitors have added locations and adopted a multi-channel approach to marketing and advertising. Our responses to competitive pressures, such as additional promotions, increased advertising, additional capital investment and the development of our internet offerings, could adversely affect our profitability and cash flow. We cannot guarantee that our competitive response will succeed in increasing or maintaining our share of retail food sales.

An increasingly competitive industry and deflation in the prices of certain foods have made it difficult for food retailers to achieve positive identical store sales growth on a consistent basis. We and our competitors have attempted to maintain or grow our and their respective share of retail food sales through capital and price investment, increased promotional activity and new store growth, creating a more difficult environment to consistently increase year-over-year sales. Several of our primary competitors are larger than we are or have greater financial resources available to them and, therefore, may be able to devote greater resources to invest in price, promotional activity and new or remodeled stores in order to grow their share of retail food sales. Price investment by our competitors has also, from time to time, adversely affected our operating margins. In recent years, we have invested in price in order to remain competitive and generate sales growth; however, there can be no assurance this strategy will be successful.

Because we face intense competition, we need to anticipate and respond to changing consumer preferences and demands more effectively than our competitors. We devote significant resources to differentiating our banners in the local markets where we operate and invest in loyalty programs to drive traffic. Our local merchandising teams spend considerable time working with store directors to make sure we are satisfying consumer preferences. In addition, we strive to achieve and maintain favorable recognition of our own brands and offerings, and market these offerings to consumers and maintain and enhance a perception of value for consumers. While we seek to continuously respond to changing consumer preferences, there are no assurances that our responses will be successful.

Our continued success is dependent upon our ability to control operating expenses, including managing health care and pension costs stipulated by our collective bargaining agreements to effectively compete in the food retail industry. Several of our primary competitors are larger than we are, or are not subject to collective bargaining agreements, allowing them to more effectively leverage their fixed costs or more easily reduce operating expenses. Finally, we need to source, market and merchandise efficiently. Changes in our product mix also may negatively affect our profitability. Failure to accomplish our objectives could impair our ability to compete successfully and adversely affect our profitability.

Profit margins in the food retail industry are low. In order to increase or maintain our profit margins, we develop operating strategies to increase revenues, increase gross margins and reduce costs, such as new marketing programs, new advertising campaigns, productivity improvements, shrink reduction initiatives, distribution center efficiencies, manufacturing efficiencies, energy efficiency programs and other similar strategies. Our failure to achieve forecasted revenue growth, gross margin improvement or cost reductions could have a material adverse effect on our profitability and operating results.

Increased commodity prices may adversely impact our profitability.

Many of our own and sourced products include ingredients such as wheat, corn, oils, milk, sugar, proteins, cocoa and other commodities. Commodity prices worldwide have been volatile. Any increase in commodity prices may cause an increase in our input costs or the prices our vendors seek from us. Although we typically are able to pass on modest commodity price increases or mitigate vendor efforts to increase our costs, we may be unable to continue to do so, either in whole or in part, if commodity prices increase materially. If we are forced to increase prices, our customers may reduce their purchases at our stores or trade down to less profitable products. Both may adversely impact our profitability as a result of reduced revenue or reduced margins.

Fuel prices and availability may adversely affect our results of operations.

We currently operate 385 fuel centers that are adjacent to many of our store locations. As a result, we sell a significant amount of gasoline. Increased regulation or significant increases in wholesale fuel costs could result in lower gross profit on fuel sales, and demand could be affected by retail price increases as well as by concerns about the effect of emissions on the environment. We are unable to predict future regulations, environmental effects, political unrest, acts of terrorism and other matters that may affect the cost and availability of fuel, and how our customers will react, which could adversely affect our results of operations.

Our stores rely heavily on sales of perishable products, and product supply disruptions may have an adverse effect on our profitability and operating results.

Reflecting consumer preferences, we have a significant focus on perishable products. Sales of perishable products accounted for approximately 40.9% of our total sales in fiscal 2016. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis. We could suffer significant perishable product inventory losses and significant lost revenue in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences.

Severe weather and natural disasters may adversely affect our business.

Severe weather conditions such as hurricanes, earthquakes, floods, extended winter storms, heat waves or tornadoes, as well as other natural disasters, in areas in which we have stores or distribution centers or from which we source or obtain products may cause physical damage to our properties, closure of one or more of our stores, manufacturing facilities or distribution centers, lack of an adequate work force in a market, temporary disruption in the manufacture of products, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to our distribution centers or stores, a reduction in customer traffic and a reduction in the availability of products in our stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt our business and adversely affect our business.

Threats or potential threats to security of food and drug safety, the occurrence of a widespread health epidemic or regulatory concerns in our supply chain may adversely affect our business.

Acts or threats, whether perceived or real, of war or terror or other criminal activity directed at the food or drug store industry or the transportation industry, whether or not directly involving our stores, could increase our operating costs and operations, or impact general consumer behavior and consumer spending. Other events that give rise to actual or potential food contamination, drug contamination or food-borne illnesses, or a widespread regional, national or global health epidemic, such as pandemic flu, could have an adverse effect on our operating results or disrupt production and delivery of our products, our ability to appropriately staff our stores and potentially cause customers to avoid public gathering places or otherwise change their shopping behaviors.

We source our products from vendors and suppliers and related networks across the globe who may be subject to regulatory actions or face criticism due to actual or perceived social injustices, including human trafficking, child labor or environmental, health and safety violations. A disruption in our supply chain due to any regulatory action or social injustice could have an adverse impact on our supply chain and ultimately our business, including potential harm to our reputation.

We could be affected if consumers lose confidence in the food supply chain or the quality and safety of our products.

We could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims, a loss of consumer confidence and product recalls, which could have a material adverse effect on our business.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

We currently operate 1,786 pharmacies, and, as a result, we are exposed to risks inherent in the packaging, dispensing, distribution, and disposal of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers, as well as increased regulatory risks and related costs. Although we maintain insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all. Our results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

We are subject to numerous federal and state regulations. Each of our in-store pharmacies must be licensed by the state government. The licensing requirements vary from state to state. An additional registration certificate must be granted by the U.S. Drug Enforcement Administration (“DEA”), and, in some states, a separate controlled substance license must be obtained to dispense controlled substances. In addition, pharmacies selling controlled substances are required to maintain extensive records and often report information to state and federal agencies. If we fail to comply with existing or future laws and regulations, we could suffer substantial civil or criminal penalties, including the loss of our licenses to operate pharmacies and our ability to participate in federal and state healthcare programs. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations.

During fiscal 2014, Safeway received two subpoenas from the DEA concerning its record keeping, reporting and related practices associated with the loss or theft of controlled substances. The two subpoenas have resulted in essentially a single investigation, and we are cooperating with the DEA in that investigation. We have met with the DEA on several occasions, including December 2015, May 2016 and June 2016 to discuss the investigation, and we anticipate further meetings in the near future. On June 7, 2016, we received a third subpoena requesting information concerning potential diversion by one former employee in the Seattle/Tacoma area (Washington State). We are cooperating with the DEA in that investigation. We anticipate that there will be monetary fines assessed, and administrative penalties. We have established an estimated liability for these matters, which is based on information currently available to us and may change as new information becomes available. Application of federal and state laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our pharmacy business or assure that we will be able to obtain or maintain the regulatory approvals required to operate our business.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our strategy includes pursuing acquisitions that we believe will be accretive to our business. If we consummate an acquisition, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:

•	a failure of our due diligence process to identify significant risks or issues;

•	the loss of customers of the acquired company or our company;

•	negative impact on the brands or banners of the acquired company or our company;

•	a failure to maintain or improve the quality of customer service;

•	difficulties assimilating the operations and personnel of the acquired company;

•	our inability to retain key personnel of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	our inability to achieve the financial and strategic goals, including synergies, for the combined businesses; and

•	difficulty in maintaining internal controls, procedures and policies.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations and financial condition.

A significant majority of our employees are unionized, and our relationship with unions, including labor disputes or work stoppages, could have an adverse impact on our operations and financial results.

As of February 25, 2017, approximately 170,000 of our employees were covered by collective bargaining agreements. During fiscal 2016, collective bargaining agreements covering approximately 82,000 employees were renegotiated. During fiscal 2017, collective bargaining agreements covering approximately 10,000 employees are scheduled to expire. In future negotiations with labor unions, we expect that health care, pension costs and/or contributions and wage costs, among other issues, will be important topics for negotiation. If, upon the expiration of such collective bargaining agreements, we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and thereby significantly disrupt our operations. As part of our collective bargaining agreements, we may need to fund additional pension contributions, which would negatively impact our free cash flow. Further, if we are unable to control health care and pension costs provided for in the collective bargaining agreements, we may experience increased operating costs and an adverse impact on our financial results.

Increased pension expenses, contributions and surcharges may have an adverse impact on our financial results.

In connection with the Safeway acquisition, we assumed Safeway’s defined benefit retirement plans for substantially all Safeway employees not participating in multiemployer pension plans. We also assumed defined benefit retirement plans in connection with our acquisitions of United, NAI and Collington (as defined herein). The funded status of these plans (the difference between the fair value of the plan assets and the projected benefit obligation) is a significant factor in determining annual pension expense and cash contributions to fund the plans. In recent years, cash contributions have declined due to improved market conditions and the impact of the pension funding stabilization legislation, which increased the discount rate used to determine pension funding. However, in the fourth quarter of fiscal 2014, under a settlement agreement with the PBGC in connection with the closing of the Safeway acquisition, Safeway contributed $260 million to its largest pension plan. As a result, we do not expect to make additional contributions to this plan until 2018.

If financial markets do not improve or if financial markets decline, increased pension expense and cash contributions may have an adverse impact on our financial results. Under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the PBGC has the authority to petition a court to terminate an underfunded pension plan under limited circumstances. In the event that our defined benefit pension plans are terminated for any reason, we could be liable to the PBGC for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions (which likely would result in a larger obligation than that based on the actuarial assumptions used to fund such plans), and, under certain circumstances, such liability could be senior to the notes offered hereby. Under ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), the liability under these defined benefit plans is joint and several with all members of the control group, such that each member of the control group would be liable for the defined benefit plans of each other member of the control group.

In addition, we participate in various multiemployer pension plans for substantially all employees represented by unions that require us to make contributions to these plans in amounts established under collective bargaining agreements. Under the Pension Protection Act of 2006 (the “PPA”), contributions in addition to those made pursuant to a collective bargaining agreement may be required in limited circumstances in the form of a surcharge that is equal to 5% of the contributions due in the first year and 10% each year thereafter until the applicable bargaining agreement expires.

Pension expenses for multiemployer pension plans are recognized by us as contributions are made. Benefits generally are based on a fixed amount for each year of service. Our contributions to multiemployer plans were $113.4 million, $379.8 million and $399.1 million during fiscal 2014, fiscal 2015 and fiscal 2016, respectively. In fiscal 2017, we expect to contribute approximately $420 million to multiemployer pension plans, subject to collective bargaining conditions.

Based on an assessment of the most recent information available, the company believes that most of the multiemployer plans to which it contributes are underfunded. The company is only one of a number of employers contributing to these plans, and the underfunding is not a direct obligation or liability of the company. However, the company has attempted, as of February 25, 2017, to estimate its share of the underfunding of multiemployer plans to which the company contributes, based on the ratio of its contributions to the total of all contributions to these plans in a year. As of February 25, 2017, our estimate of the company’s share of the underfunding of multiemployer plans to which it contributes was

$3.5 billion. The company’s share of underfunding described above is an estimate and could change based on the results of collective bargaining efforts, investment returns on the assets held in the plans, actions taken by trustees who manage the plans’ benefit payments, interest rates, if the employers currently contributing to these plans cease participation, and requirements under the PPA, the Multiemployer Pension Reform Act of 2014 and applicable provisions of the Code.

Additionally, underfunding of the multiemployer plans means that, in the event we were to exit certain markets or otherwise cease making contributions to these plans, we could trigger a substantial withdrawal liability. Any accrual for withdrawal liability will be recorded when a withdrawal is probable and can be reasonably estimated, in accordance with GAAP. All trades or businesses in the employer’s control group are jointly and severally liable for the employer’s withdrawal liability.

As a part of the Safeway acquisition, we assumed withdrawal liabilities related to Safeway’s previous closure of its Dominick’s division. The respective pension plans have asserted that we may become obligated to pay an estimated maximum withdrawal liability of approximately $510 million if one of the pension plans, the UFCW & Employers Midwest Pension Fund (the “UFCW Midwest Plan”), were to experience a mass withdrawal. A mass withdrawal would require monthly installment payments to be made by us in perpetuity. Our installment payments would be limited to 20 years if we are not part of, or the UFCW Midwest Plan does not experience, a mass withdrawal. Upon the Safeway acquisition, we recorded a $221.8 million multiemployer pension withdrawal liability related to Safeway’s withdrawal from these plans, a difference of $288.2 million from the maximum withdrawal liability. Our current estimate of the withdrawal liability is based on the fact that a mass withdrawal from the UFCW Midwest Plan has not occurred and our management’s belief that a mass withdrawal liability is remote. We are also disputing in arbitration certain factors used to determine the allocation of the unfunded vested benefits and therefore the annual pension payment installments due to the UFCW Midwest Plan. Our estimated liability reflects our best estimate of the probable outcome of this arbitration. Based on the current facts and circumstances, we believe it is reasonably possible that the estimated liability could change from the amount currently recorded as a result of the arbitration, but because our management believes that a mass withdrawal from the UFCW Midwest Plan is remote, it believes the payment of the maximum liability of approximately $510 million is also remote. The amount of the withdrawal liability recorded as of February 25, 2017 with respect to the Dominick’s division was $180.1 million, primarily reflecting minimum required payments made subsequent to the date of consummation of the Safeway acquisition.

On July 19, 2015, A&P filed a Chapter 11 petition in the United States Bankruptcy Court. Our company and A&P participated in four of the same multiemployer pension plans. The bankruptcy of A&P adversely affected the funding of these pension plans. Our subsidiary, Acme Markets, Inc. (“Acme Markets”), purchased 73 A&P stores. We purchased some but not all of the A&P stores that have contribution obligations to the four plans. A&P and Acme Markets represented the substantial majority of all contributions to one of these plans (although there are approximately eight other contributing employers) and that plan’s unfunded actuarial accrued liability is included in our estimate of $3.5 billion for the company’s share of underfunding of multiemployer plans as of February 25, 2017. The $3.5 billion estimate does not include liabilities associated with former A&P employees in the other three plans to which we and A&P contributed or the other five plans to which some of the A&P stores that we purchased contributed because data on such liabilities is not yet available. Based on prior estimates of such liabilities, which were estimated to be $53 million, the inclusion of such liabilities would not change the $3.5 billion estimate. It is likely the A&P stores we did not purchase have withdrawn from these other plans because no entity purchased them or the stores were sold to a buyer who is not obligated to contribute to the plans; therefore, our contingent liability for the underfunding of these plans likely increased further because liability for the plans’ underfunding shifted to the remaining employers in each of the plans.

See Note 11—Employee Benefit Plans and Collective Bargaining Agreements in our consolidated financial statements, included elsewhere in this prospectus, for more information relating to our participation in these multiemployer pension plans.

Unfavorable changes in government regulation may have a material adverse effect on our business.

Our stores are subject to various federal, state, local and foreign laws, regulations and administrative practices. We must comply with numerous provisions regulating health and sanitation standards, food labeling, energy, environmental, equal employment opportunity, minimum wages and licensing for the sale of food, drugs and alcoholic beverages. We cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional government laws, regulations or administrative procedures, when and if promulgated, or disparate federal, state, local and foreign regulatory schemes would have on our future business. In addition, regulatory changes could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our business.

The minimum wage continues to increase and is subject to factors outside of our control. Changes to wage regulations could have an impact on our future results of operations.

A considerable number of our employees are paid at rates related to the federal minimum wage. Additionally, many of our stores are located in states, including California, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state’s minimum wage. For example, as of February 25, 2017, we employed approximately 70,000 associates in California, where the current minimum wage was recently increased to $10.50 per hour effective January 1, 2017, and will gradually increase to $15.00 per hour by January 1, 2022. In Maryland, where we employed approximately 8,000 associates as of February 25, 2017, the minimum wage was recently increased to $8.75 per hour, and will gradually increase to $10.10 per hour by July 1, 2018. Moreover, municipalities may set minimum wages above the applicable state standards. For example, the minimum wage in Seattle, Washington, where we employed approximately 2,100 associates as of February 25, 2017, was recently increased to $15.00 per hour effective January 1, 2017 for employers with more than 500 employees nationwide. In Chicago, Illinois, where we employed approximately 5,500 associates as of February 25, 2017, the minimum wage was recently increased to $10.50 per hour, and will gradually increase to $13.00 per hour by July 1, 2019. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases could increase our labor costs, which may adversely affect our results of operations and financial condition.

The food retail industry is labor intensive. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of qualified persons in the workforce in the local markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment and labor laws. Such laws related to employee hours, wages, job classification and benefits could significantly increase operating costs. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing wages for our employees could cause our profit margins to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Our historical financial statements may not be indicative of future performance.

In light of our acquisitions of NAI in March 2013, United in December 2013, and Safeway in January 2015, our operating results for periods prior to fiscal 2015 only reflect the impact of those acquisitions from those respective dates, and therefore comparisons with prior periods are difficult. As a result, our limited historical financial performance as owners of NAI, United and Safeway may make it difficult for investors to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, given the nature of the assets acquired, our recent operating history has resulted in revenue and profitability growth rates that may not be indicative of our future results of operations.

In addition, Safeway completed the distribution of its remaining shares of Blackhawk Network Holdings, Inc. (“Blackhawk”) in April 2014, the sale of the net assets of Canada Safeway Limited in November 2013 and closed or sold its Dominick’s stores in the fourth quarter of 2013. In addition, Property Development Centers, LLC (“PDC”) was sold in December 2014, and Safeway’s 49% interest (the “Casa Ley Interest”) in Casa Ley, S.A. de C.V. (“Casa Ley”), a Mexico-based food and general merchandise retailer that we are in the process of attempting to divest, with the net proceeds paid to Safeway’s former stockholders.

As a result of the foregoing transactions and the implementation of new business initiatives and strategies, our historical results of operations are not necessarily indicative of our ongoing operations and the operating results to be expected in the future.

Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect us. The storage and sale of petroleum products could cause disruptions and expose us to potentially significant liabilities.

Our operations, including our 385 fuel centers, are subject to various laws and regulations relating to the protection of the environment, including those governing the storage, management, disposal and cleanup of hazardous materials. Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources.

Federal regulations under the Clean Air Act require phase out of the production of ozone-depleting refrigerants that include hydrochlorofluorocarbons, the most common of which is R-22. By 2020, production of new R-22 refrigerant gas will be completely phased out; however, recovered and recycled/reclaimed R-22 will be available for servicing systems after 2020. The company is reducing its R-22 footprint while continuing to repair leaks, thus extending the useful lifespan of existing equipment. For fiscal 2017, $15 million has been budgeted for system retrofits, and we have budgeted approximately $15 million in subsequent years. Leak repairs are part of the ongoing refrigeration maintenance budget. We may be required to spend additional capital above and beyond what is currently budgeted for system retrofits and leak repairs which could have a significant impact on our business, results of operations and financial condition.

Third-party claims in connection with releases of or exposure to hazardous materials relating to our current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of our properties could impair our ability to sell or lease the contaminated properties or to borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial, and could have a material adverse effect on our business. Under current environmental laws, we may be held responsible for the remediation of environmental conditions regardless of whether we lease, sublease or own the stores or other facilities and regardless of whether such environmental conditions were created by us or a prior owner or tenant. In addition, the increased focus on climate change, waste management and other environmental issues may result in new environmental laws or regulations that negatively affect us directly or indirectly through increased costs on our suppliers. There can be no assurance that environmental contamination relating to prior, existing or future sites or other environmental changes will not adversely affect us through, for example, business interruption, cost of remediation or adverse publicity.

We are subject to, and may in the future be subject to, legal or other proceedings that could have a material adverse effect on us.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, antitrust claims, intellectual property claims and other proceedings arising in or outside of the ordinary course of business. In addition, there are an increasing number of cases being filed against companies generally, which contain class-action allegations under federal and state wage and hour laws. We estimate our exposure to these legal proceedings and establish reserves for the estimated liabilities. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings or changes in management’s forecast assumptions or predictions, could have a material adverse impact on our results of operations.

We may be adversely affected by risks related to our dependence on IT systems. Any future changes to or intrusion into these IT systems, even if we are compliant with industry security standards, could materially adversely affect our reputation, financial condition and operating results.

We have complex IT systems that are important to the success of our business operations and marketing initiatives. If we were to experience failures, breakdowns, substandard performance or other adverse events affecting these systems, or difficulties accessing the proprietary business data stored in these systems, or in maintaining, expanding or upgrading existing systems or implementing new systems, we could incur significant losses due to disruptions in our systems and business.

Our ability to effectively manage the day-to-day business of approximately 750 Albertsons and NAI stores depends significantly on IT services and systems provided by SuperValu pursuant to two transition services agreements (the “SVU TSAs”). Prior to Albertsons’ and NAI’s transition onto Safeway’s IT systems, the failure of SuperValu’s systems to operate effectively or to integrate with other systems, or unauthorized access into SuperValu’s systems, could cause us to incur significant losses due to disruptions in our systems and business.

We receive and store personal information in connection with our marketing and human resources organizations. The protection of our customer and employee data is critically important to us. Despite our considerable efforts to secure our respective computer networks, security could be compromised, confidential information could be misappropriated or system disruptions could occur, as has occurred with a number of other retailers. If we (or through SuperValu) experience a data security breach, we could be exposed to government enforcement actions, possible assessments from the card brands if credit card data was involved and potential litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop shopping at our stores altogether. The loss of confidence from a data security breach involving our employees could hurt our reputation and cause employee recruiting and retention challenges.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals or other payment systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target; accordingly, we may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Any unauthorized access into our customers’ sensitive information, or data belonging to us or our suppliers, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers’ confidence in us, and subject us to potential litigation, liability, fines and penalties and consent decrees, resulting in a possible material adverse impact on our financial condition and results of operations.

As merchants who accept debit and credit cards for payment, we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”) issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute (“ANSI”) data encryption standards and payment network security operating guidelines. In addition, we are required to comply with PCI DSS version 3.1 for our 2016 assessment, and are replacing or enhancing our in-store systems to comply with these standards. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. Despite our efforts to comply with these or other payment card standards and other information security measures, we cannot be certain that all of our (or through SuperValu) IT systems will be able to prevent, contain or detect all cyber-attacks or intrusions from known malware or malware that may be developed in the future. To the extent that any disruption results in the loss, damage or misappropriation of information, we may be adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. In addition, the cost of complying with stricter privacy and information security laws and standards, including PCI DSS version 3.1 and ANSI data encryption standards, could be significant.

Furthermore, on October 1, 2015, the payment card industry began to shift liability for certain transactions to retailers who are not able to accept Europay, Mastercard, and Visa (“EMV”) chip card transactions (the “EMV Liability Shift”). We are currently in the process of implementing EMV chip card technology in our stores. Before the implementation of EMV chip card technology is completed by our company, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, which could have an adverse effect on our business, financial condition or cash flows.

Termination of the SuperValu transition services agreement or the failure of SuperValu to perform its obligations thereunder could adversely affect our business, financial results and financial condition.

Our ability to effectively monitor and control the operations of Albertsons and NAI depends to a large extent on the proper functioning of our IT and business support systems. In connection with our acquisition of NAI, Albertsons and NAI each entered into a comprehensive transition services agreement with SuperValu. Pursuant to the SVU TSAs, Albertsons and NAI each pay fees to SuperValu for certain services, including back office, administrative, IT, procurement, insurance and accounting services. The SVU TSAs limit the liability of SuperValu to instances in which SuperValu has committed gross negligence in regard to the provision of services or has breached its obligations under the SVU TSAs. The SVU TSAs terminated and replaced a transition services agreement providing for substantially similar services, which we had previously entered into with SuperValu in connection with our June 2006 acquisition of the Legacy Albertsons Stores. We plan to complete the transition of our Albertsons and NAI stores, distribution centers and systems onto Safeway’s IT systems by mid-2018, but may suffer disruptions as part of that process. In addition, we are dependent upon SuperValu to continue to provide these services to Albertsons and NAI until we transition Albertsons and NAI onto Safeway’s IT system and otherwise replace SuperValu as a service provider to Albertsons and NAI. In addition, we may depend on SuperValu to manage IT services and systems for additional stores we acquire, including the A&P stores we have acquired, until we are able to transition such stores onto Safeway’s IT system. The failure by SuperValu to perform its obligations under the SVU TSAs prior to Albertsons’ and NAI’s transition onto Safeway’s IT systems and to other service providers (external or internal) could adversely affect our business, financial results, prospects and results of operations.

Furthermore, SuperValu manages and operates NAI’s distribution center located in the Lancaster, Pennsylvania area. Under the Lancaster Agreement (as defined herein), SuperValu supplies NAI’s Acme and Shaw’s stores from the distribution center under a shared costs arrangement. The failure by SuperValu to perform its obligations under the Lancaster Agreement could adversely affect our business, financial results and financial condition.

Our third-party IT services provider discovered unauthorized computer intrusions in 2014. These intrusions could adversely affect our brands and could discourage customers from shopping in our Albertsons and NAI stores.

Our third-party IT services provider for Albertsons and NAI, SuperValu, informed us in the summer of 2014 that it discovered unlawful intrusions to approximately 800 Shaw’s, Star Market, Acme, Jewel-Osco and Albertsons banner stores in an attempt to obtain payment card data. We have contacted the appropriate law enforcement authorities regarding these incidents and have coordinated with our merchant bank and payment processors to address the situation. We maintain insurance to address potential liabilities for cyber risks and, in the case of Albertsons and NAI, are self-insured for cyber risks for periods prior to August 11, 2014. We have also notified our various insurance carriers of these incidents and are providing further updates to the carriers as the investigation continues.

We believe the intrusions may have been an attempt to collect payment card data. The unlawful intrusions have given rise to putative class action litigation complaints against SuperValu and our company on behalf of customers. The class action complaints were dismissed without prejudice on January 7, 2016. The plaintiffs filed a motion to alter or amend the court’s judgment, which was denied on April 20, 2016. The court also denied leave to amend the complaint. On October 6, 2015, we received a letter from the Office of Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices are leading a multi-state group that includes the Attorneys General for 14 other states requesting specified information concerning the two data breach incidents. The multistate group has not made a monetary demand, and we are unable to estimate the possibility of or reasonable range of loss, if any. We have cooperated with the investigation. In addition, the payment card networks required that forensic investigations be conducted of the intrusions. The forensic firm retained by us to conduct an investigation has issued separate reports for each intrusion (copies of which have been provided to the payment card networks). In both reports, the forensic firm found that not all of the PCI DSS standards had been met at the time of the intrusions and that some of this non-compliance may have contributed to or caused at least some portion of the compromise that occurred during the intrusions. On August 5, 2016, we were notified that MasterCard had asserted its initial assessment for incremental counterfeit fraud losses and non-ordinary course expenses (such as card reissuance costs) as well as a case management assessment. We believe it is probable that the other payment card networks will make claims against us. If other payment card networks assert claims against us, we currently intend to dispute those claims and assert available defenses. At the present time, we believe that it is probable that we will incur a loss in connection with the claims or potential claims from the payment card networks. On December 5, 2016, we were further notified that MasterCard has asserted its final assessment of approximately $6.0 million, which we paid on December 9, 2016; however we dispute the MasterCard assessment and, on March 10, 2017, filed a lawsuit against MasterCard seeking recovery of the assessment. We have recorded an estimated liability for probable losses that we expect to incur in connection with the claims or potential claims to be made by the payment card networks. The estimated liability is based on information currently available to us and may change as new information becomes available or if other payment card networks assert their claims against us. We will continue to evaluate information as it becomes available and will record an estimate of additional loss, if any, when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable. Currently, the potential range of any loss above our currently recorded amount cannot be reasonably estimated given no claims have been asserted to date by the payment card networks other than MasterCard and because significant factual and legal issues remain unresolved. On October 20, 2015, we agreed with one of our third-party payment administrators to provide a $15 million letter of credit to cover any claims from the payment card networks and to maintain a minimum level of card processing until the potential claims from the payment card networks are resolved.

There can be no assurance that we will not suffer a similar criminal attack in the future or that unauthorized parties will not gain access to personal information of our customers. While we have recently implemented additional security software and hardware designed to provide additional protections against unauthorized intrusions, there can be no assurance that unauthorized individuals will not discover a means to circumvent our security. Computer intrusions could adversely affect our brands, have caused us to incur legal and other fees, may cause us to incur additional expenses for additional security measures and could discourage customers from shopping in our stores.

Two of our insurance carriers have denied our claim for cyber insurance coverage for losses resulting from the intrusions based on, among other things, the insurers’ conclusions that the intrusion began prior to the start date for coverage under the cyber insurance policy. We responded to the insurers’ denials disagreeing with the conclusions and reserving our rights. Our claims with other of our insurance carriers remain outstanding.

We use a combination of insurance and self-insurance to address potential liabilities for workers’ compensation, automobile and general liability, property risk (including earthquake and flood coverage), director and officers’ liability, employment practices liability, pharmacy liability and employee health care benefits.

We use a combination of insurance and self-insurance to address potential liabilities for workers’ compensation, automobile and general liability, property risk (including earthquake and flood coverage), director and officers’ liability, employment practices liability, pharmacy liability and employee health care benefits and cyber and terrorism risks. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The majority of our workers’ compensation liability is from claims occurring in California. California workers’ compensation has received intense scrutiny from the state’s politicians, insurers, employers and providers, as well as the public in general.

Our long-lived assets, primarily stores, are subject to periodic testing for impairment.

Our long-lived assets, primarily stores, are subject to periodic testing for impairment. We have incurred significant impairment charges to earnings in the past. Long-lived asset impairment charges were $46.6 million, $40.2 million and $266.9 million in fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Failure to achieve sufficient levels of cash flow at reporting units could result in impairment charges on long-lived assets.

Our operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products.

Our operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products. Energy and fuel costs are influenced by international, political and economic circumstances and have experienced volatility over time. To reduce the impact of volatile energy costs, we have entered into contracts to purchase electricity and natural gas at fixed prices to satisfy a portion of our energy needs. We also manage our exposure to changes in energy prices utilized in the shipping process through the use of short-term diesel fuel derivative contracts. Volatility in fuel and energy costs that exceeds offsetting contractual arrangements could adversely affect our results of operations.

We may have liability under certain operating leases that were assigned to third parties.

We may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, we could be responsible for the lease obligation.

For example, in connection with FTC-mandated divestitures, we assigned leases with respect to 93 store properties to Haggen. On September 8, 2015, Haggen commenced a case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In November 2015, we participated in Haggen’s bankruptcy auction for its non-core stores, and after additional negotiations with Haggen and having received FTC and state attorneys general clearance and Bankruptcy Court approval, we acquired 35 stores for approximately $33 million, including 19 assigned store leases. We previously assigned 42 leases to Haggen that were acquired by other retailers or by landlords in the auction, and three others were modified during the bankruptcy process, eliminating our contingent lease liability. Haggen conducted a subsequent sale process with respect to its 33 core stores, which resulted in the sale to us of 29 stores (including eight leases previously assigned by us to Haggen) for an aggregate purchase price of approximately $114 million, including the cost of acquired inventory. Haggen rejected, in its bankruptcy case, 11 leases for which we have contingent lease liability, one of which has now expired. As a result of the rejections, we recorded a loss of $32.2 million for this contingent liability, of which $30.6 million was recorded during fiscal 2015 and $1.6 million was recorded in the first quarter of fiscal 2016.

With respect to other leases we have assigned to third parties (including the leases Haggen had acquired from us but assigned to other retailers in its bankruptcy), because of the wide dispersion among third parties and the variety of remedies available, we believe that if an assignee became insolvent it would not have a material effect on our financial condition, results of operations or cash flows. No liability has been recorded for assigned leases in our consolidated balance sheet related to these contingent obligations.

We may be unable to attract and retain key personnel, which could adversely impact our ability to successfully execute our business strategy.

The continued successful implementation of our business strategy depends in large part upon the ability and experience of members of our senior management. In addition, our performance is dependent on our ability to identify, hire, train, motivate and retain qualified management, technical, sales and marketing and retail personnel. We cannot assure you that we will be able to retain such personnel on acceptable terms or at all. If we lose the services of members of our senior management or are unable to continue to attract and retain the necessary personnel, we may not be able to successfully execute our business strategy, which could have an adverse effect on our business.

Risks Related to the Safeway, A&P and Haggen Acquisitions and Integration

We may not be able to successfully integrate and combine Safeway with Albertsons and NAI, which could cause our business to suffer.

We may not be able to successfully integrate and combine the operations, management, personnel and technology of Safeway with the operations of Albertsons and NAI. If the integration is not managed successfully by our management, we may experience interruptions in our business activities, a deterioration in our employee and customer relationships, increased costs of integration and harm to our reputation with consumers, all of which could have a material adverse effect on our business. We may also experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. In addition, the integration of our businesses will impose substantial demands on our management. There is no assurance that the benefits of consolidation will be achieved as a result of the Safeway acquisition or that our businesses will be successfully integrated in a timely manner.

We may not be able to achieve the full amount of synergies that are anticipated, or achieve the synergies on the schedule anticipated, from the Safeway acquisition.

Although we currently expect to achieve annual synergies from the Safeway acquisition of approximately $800 million by the end of fiscal 2018, with associated one-time costs of approximately $1.3 billion, or approximately $840 million, net of estimated synergy-related asset sale proceeds, inclusion of the projected synergies in this prospectus should not be viewed as a representation that we in fact will achieve this annual synergy target by the end of fiscal 2018, or at all. Although we currently expect to achieve synergies from the Safeway acquisition of approximately $675 million during fiscal 2017, or approximately $750 million on an annual run-rate basis by the end of fiscal 2017, the inclusion of these expected synergy targets in this prospectus should not be viewed as a representation that we will in fact achieve these synergies by the end of fiscal 2017, or at all. To the extent we fail to achieve these synergies, our results of operations may be impacted, and any such impact may be material.

We have identified various synergies including corporate and division overhead savings, our own brands, vendor funds, the conversion of Albertsons and NAI onto Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within our back office, distribution and manufacturing organizations. Actual synergies, the expenses and cash required to realize the synergies and the sources of the synergies could differ materially from these estimates, and we cannot assure you that we will achieve the full amount of synergies on the schedule anticipated, or at all, or that these synergy programs will not have other adverse effects on our business. In light of these significant uncertainties, you should not place undue reliance on our estimated synergies.

We have incurred, and will continue to incur, significant integration costs in connection with Safeway.

We expect that we will continue to incur a number of costs associated with integrating the operations of Safeway, including associated one-time costs of approximately $1.3 billion, or approximately $840 million, net of estimated synergy-related asset sale proceeds, to achieve expected synergies. The substantial majority of these costs will be non-recurring expenses resulting from the Safeway acquisition and will consist of our transition of Albertsons and NAI to Safeway’s IT systems, consolidation costs and employment-related costs. Achieved synergies required approximately $175 million and $250 million of one-time integration-related capital expenditures in fiscal 2015 and fiscal 2016, respectively, and anticipated synergies are expected to require approximately $150 million of one-time integration-related capital expenditures during fiscal 2017. Additional unanticipated costs may be incurred in the integration of Safeway’s business and proceeds from the sale of surplus assets may be lower than anticipated. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

New business initiatives and strategies may be less successful than anticipated and could adversely affect our business.

The introduction, implementation, success and timing of new business initiatives and strategies, including, but not limited to, initiatives to increase revenue or reduce costs, may be less successful or may be different than anticipated, which could adversely affect our business.

We will be required to make payments under the contingent value rights within agreed periods even if the sale of the Casa Ley Interest is not completed within those periods.

If the Casa Ley Interest is not sold prior to January 30, 2018, we are obligated to make a cash payment to the holders of contingent value rights (the “Casa Ley CVRs”) in an amount equal to the fair market value of the unsold Casa Ley Interest, minus certain fees, expenses and assumed taxes that would have been deducted from the proceeds of a sale of the Casa Ley Interest. The sale process for the Casa Ley Interest will be conducted by a committee, or person controlled by a committee, as representative of the former Safeway stockholders, and we cannot control such sales process. If we are required to make a payment under the contingent value rights agreement with respect to the Casa Ley CVRs, our liquidity may be adversely affected.

We have not provided any detailed financial information with respect to A&P or Haggen or any pro forma information reflecting the A&P Transaction or the Haggen Transaction (each as defined herein) in this prospectus.

Pursuant to applicable SEC rules, this prospectus does not include or incorporate by reference any detailed financial information with respect to the assets acquired pursuant to the A&P Transaction or the Haggen Transaction for periods prior to the transactions. In addition, in accordance with applicable SEC rules, we are not required to provide and have not provided any pro forma information giving effect to these transactions. A&P’s and Haggen’s financial condition and results of operations for periods prior to their entry into bankruptcy are of limited utility in assessing the potential impact of the A&P Transaction and the Haggen Transaction on our financial condition because we have purchased only certain assets and assumed only certain liabilities of A&P and Haggen.

We will incur significant acquisition-related costs in connection with the A&P Transaction and the Haggen Transaction.

We expect to incur a number of costs associated with integrating the operations of the acquired A&P and Haggen stores. The amount of one-time opening and transition costs required to improve store conditions and reposition the 137 stores we acquired from A&P and Haggen is greater on a per store basis than our previous acquisitions. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the acquired A&P and Haggen stores, may offset these costs over time, this net benefit may not be achieved in the near term, or at all.

Risks Related to Our Indebtedness and the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

We have a significant amount of indebtedness. As of February 25, 2017, we had $11.8 billion of debt outstanding, and we would have been able to borrow an additional $3.0 billion under our revolving credit facilities.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our debt instruments may restrict, or market or business conditions may limit, our ability to obtain additional indebtedness or refinance our indebtedness.

Despite our significant indebtedness levels, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements that govern the Term Loan Facilities and the ABL Facility and the indentures governing our existing notes permit, and the indentures that govern the notes permit, us to incur significant additional indebtedness, subject to certain limitations. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face would intensify. See “Description of Other Indebtedness.”

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash flow depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund working capital needs and planned capital expenditures, will depend on our ability to generate cash in the future. Our ability to generate cash flow in the future is subject to general economic, financial, competitive and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under the ABL Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before the maturity thereof. We may not be able to refinance any of our indebtedness, including the Term Loan Facilities, the ABL Facility, our existing notes and the notes, on commercially reasonable terms or at all.

In addition, if for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under the Term Loan Facilities or the ABL Facility could elect to declare all amounts outstanding under the Term Loan Facilities or the ABL Facility immediately due and payable, and such lenders would not be obligated to continue to advance funds to us. In addition, if such a default were to occur, the notes and our existing notes would become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, our assets may not be sufficient to repay in full the money owed to the banks or to our debt holders, including holders of the notes.

The notes will be unsecured and effectively subordinated to the Lead Issuers’, the Additional Issuers’ and the guarantors’ indebtedness under the ABL Facility, the Term Loan Facilities and any other of the Issuers’ or the guarantors’ other secured indebtedness to the extent of the value of the assets securing that indebtedness. Noteholders may be limited in their ability to control any disposition of assets securing other indebtedness.

The notes will not be secured by any of the Lead Issuers’, Additional Issuers’ or the guarantors’ assets. As a result, the notes and the guarantees will be effectively subordinated to the Lead Issuers’, Additional Issuers’ and the guarantors’ existing secured indebtedness, including under the ABL Facility and the Term Loan Facilities, with respect to the assets that secure that indebtedness. As of February 25, 2017, the Lead Issuers, the Additional Issuers and the guarantors had $11.8 billion of indebtedness outstanding (other than capital lease obligations), of which $6.0 billion would have been secured under the Term Loan Facilities with no outstanding borrowings secured under the ABL Facility (excluding $622.3 million of outstanding letters of credit). As of February 25, 2017, we had approximately $954.0 million of capital lease obligations. Additionally, we expect that the Lead Issuers, the Additional Issuers and the guarantors will be able, if they obtain commitments from lenders, to incur significant additional indebtedness in the future, including additional secured indebtedness. For example, the ABL Facility permits us to incur incremental revolving loans and/or increase commitments thereunder, subject to satisfaction of certain conditions. All additional indebtedness under the ABL Facility would be secured. The effect of the effective subordination of the notes to the Lead Issuers’, the Additional Issuers’ and the guarantors’ secured indebtedness, to the extent of the collateral securing their secured indebtedness, is that upon a default in payment on, or the acceleration of, any of the Lead Issuers’, the Additional Issuers’ or the guarantors’ secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of the Lead Issuers, the Additional Issuers or the guarantors, the proceeds from the sale of assets securing the Lead Issuers’, the Additional Issuers’ or the guarantors’ secured indebtedness will be available to repay obligations on the notes only after all obligations under the applicable secured debt have been paid in full. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of a bankruptcy, insolvency, liquidation, dissolution or reorganization of the Lead Issuers, the Additional Issuers or the guarantors. See “Description of Other Indebtedness.”

In addition, the indentures that will govern the notes will not restrict the transfer, sale or other disposition of assets, subject to compliance with the terms of the indentures. To the extent any such asset transfers occur, and the agreements governing any secured indebtedness permit such transfers, noteholders will lose any claim to such assets if transferred to a third party.

The notes will be structurally subordinated to the debt and other liabilities of ACL’s subsidiaries that are not Lead Issuers, Additional Issuers or subsidiary guarantors, and your right to receive payments on the notes could be adversely affected if any of such non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

Not all of ACL’s subsidiaries will guarantee the notes. In particular, none of ACL’s foreign subsidiaries or captive insurance companies will guarantee the notes. ACL’s subsidiaries that are not Lead Issuers, Additional Issuers or subsidiary guarantors will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any non-issuer or non-guarantor subsidiary (other than indebtedness and liabilities owed to a Lead Issuer or an Additional Issuer by one of the guarantors of the notes) such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not an issuer or guarantor, all of that subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment. Furthermore, our assets, including real property, may be contributed, sold, transferred or conveyed to non-guarantor subsidiaries subject to compliance with the covenants in the indentures that will govern the notes and any such contribution, sale, transfer or conveyance may be material. In addition, the indentures that will govern the notes offered hereby will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

The indentures that will govern the notes will contain restrictions that will limit our flexibility in operating our business.

The indentures that will govern the notes will contain various covenants that will limit ACL’s and its restricted subsidiaries’ ability to engage in specified types of transactions. These covenants will limit ACL’s and its restricted subsidiaries’ ability to, among other things:

•	pay dividends or distributions, repurchase equity or prepay subordinated debt or make certain investments;

•	incur liens on assets to secure indebtedness;

•	sell certain assets;

•	merge or consolidate with another company or sell all or substantially all of its assets;

•	incur additional debt or issue certain disqualified stock and preferred stock; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants could result in a default under the indentures that will govern the notes. Any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions. In addition, the covenants governing the ABL Facility, the Term Loan Facilities and our existing notes restrict, among other things, ACL’s and its restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or provide guarantees in respect of obligations of other persons;

•	pay dividends on, repurchase or make distributions to our owners or make other restricted payments or make certain investments;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	sell or otherwise dispose of certain assets;

•	incur liens;

•	engage in sale and leaseback transactions;

•	restrict dividends, loans or asset transfers from our subsidiaries;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into a new or different line of business; and

•	enter into certain transactions with our affiliates.

Further, the restrictive covenants in the credit agreement that governs the ABL Facility require us, in certain circumstances, to maintain certain financial ratios. Our ability to meet such financial ratios can be affected by events beyond our control, and we cannot assure you that we will be in compliance with such financial ratios. A breach of any of these covenants could result in a default under the ABL Facility and our other existing indebtedness. Moreover, the occurrence of a default under the ABL Facility could result in an event of default under our other indebtedness, including the notes offered hereby. Upon the occurrence of an event of default under the ABL Facility, the lenders thereunder could elect to declare all amounts outstanding under the ABL Facility to be immediately due and payable and terminate all commitments to extend further credit. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. See “Description of Other Indebtedness.”

If the notes are rated investment grade by both Standard & Poor’s and Moody’s, the restrictions on the payment of dividends, making of distributions on, or redemptions or repurchases of, capital stock or the prepayment of subordinated debt, incurrence of indebtedness or issuance of disqualified stock or preferred stock and sale of certain assets will be terminated, and you will lose the protection of these covenants.

If the notes are rated investment grade by both Standard & Poor’s and Moody’s and no default has occurred and is continuing, the restrictions in the indentures that will govern the notes on ACL’s ability and the ability of its restricted subsidiaries to pay dividends, make distributions to our owners, prepay subordinated debt, incur indebtedness, issue disqualified stock or preferred stock, sell certain assets or enter into transactions with affiliates will be terminated.

There can be no assurance that the notes will ever be rated investment grade. However, if these covenants are terminated, ACL and its restricted subsidiaries will be able to consummate transactions that may impair their ability to satisfy their obligations with respect to the notes and that would not be permitted if these covenants were otherwise in force, and the effects of any such transactions will be permitted to remain in place even if the notes are subsequently downgraded below investment grade. See “Description of the New 2024 Notes—Certain Covenants” and “Description of the New 2025 Notes—Certain Covenants”

If we default on our obligations to pay our indebtedness we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the ABL Facility or the Term Loan Facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium (if any) and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the credit agreements that govern our ABL Facility and the Term Loan Facilities, the indentures governing our existing notes and the indentures that will govern the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the lenders under the ABL Facility could elect to terminate their commitments thereunder and cease making further loans and the lenders under the Term Loan Facilities and the ABL Facility could institute foreclosure proceedings against our assets and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the Term Loan Facilities and the ABL Facility to avoid being in default. If we breach our covenants under the Term Loan Facilities or the ABL Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the Term Loan

Facilities or the ABL Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the notes.”

Federal and state statutes allow courts, under certain specific circumstances, to void guarantees and/or require noteholders to return payments received from guarantors.

Under current federal bankruptcy law and comparable provisions of state fraudulent transfer or fraudulent conveyance laws, a guarantee may be voided or cancelled, or claims in respect of a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee with the intent to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee, and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged, or about to engage, in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature (as all of the foregoing terms are defined in or interpreted under the fraudulent transfer or conveyance statutes).

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

A court likely would find that a guarantor did not receive reasonably equivalent value or fair consideration in exchange for its guarantee if the value received by the guarantor were found to be disproportionately small when compared with its obligations under the guarantee or, put differently, it did not benefit, directly or indirectly, from the issuance of the notes. The measures of insolvency for purposes of fraudulent transfer or conveyance laws will vary depending upon the particular law applied in any proceeding to determine whether a fraudulent transfer or conveyance has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures that will govern the notes.

Upon the occurrence of certain kinds of change of control events, we will be required by the indentures that will govern the notes to offer to repurchase outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control triggering event to make the required repurchase of the notes or that restrictions in the credit agreements that govern the Term Loan Facilities and the ABL Facility will not allow such repurchases. Our failure to purchase the tendered notes would constitute an event of default under the indentures that will govern the New Notes which, in turn, would constitute a default under the credit agreements that govern the Term Loan Facilities and the ABL Facility and under the indentures governing certain of our existing notes. In addition, the occurrence of a change of control would also constitute a default under the credit agreements that govern the Term Loan Facilities and the ABL Facility. Subject to certain exceptions, a default under the credit agreements that govern the Term Loan Facilities and the ABL Facility or the indentures governing our existing notes would result in a default under the indentures that will govern the notes if the holders of such debt accelerate the applicable debt.

Moreover, the credit agreements that govern the Term Loan Facilities and the ABL Facility restrict, and any future indebtedness we incur may restrict, our ability to repurchase the notes, including following a change of control triggering event. As a result, following a change of control triggering event, we may not be able to repurchase the notes unless they first repay all indebtedness outstanding under the Term Loan Facilities and the ABL Facility, and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase the outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

The market price for the notes may be volatile.

Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of securities similar to the notes. Even if a trading market for the notes develops, it may be subject to disruptions and price volatility. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

There is no public market for the exchange notes, so you may be unable to sell the exchange notes.

The New Notes are new securities for which there is currently no public trading market. We do not intend to list the New Notes on any securities exchange and, therefore, no active public market is anticipated for the New Notes. No public market exists for the Original Notes. Consequently, the New Notes may be relatively illiquid, and you may not be able to sell your New Notes at a particular time, or you may not be able to sell your New Notes at a favorable price.

Changes in our credit ratings or the debt markets may adversely affect the market price of the notes.

The market price for the notes will depend on a number of factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	our financial condition, operating performance and future prospects; and

•	the overall condition of the financial markets and global and domestic economic conditions.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. A negative change in our rating could have an adverse effect on the price of the notes.

The requirements of complying with the Exchange Act and the Sarbanes Oxley Act may strain our resources and occupy the time and energies of management.

We will be subject to the Securities Exchange Act of 1934 (the “Exchange Act”) and the Sarbanes Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Sarbanes Oxley Act of 2002 will require that we maintain and certify that we have effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with the public company reporting requirements. In addition, the effort to maintain effective internal controls may divert management’s attention from other business concerns, which could adversely affect our business, financial condition and results of operations.

Holders of Original Notes who fail to exchange their Original Notes in the exchange offer will continue to be subject to restrictions on transfer.

If you do not exchange your Original Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to the Original Notes. The restrictions on transfer of your Original Notes arise because we issued the Original Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Original Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Original Notes under the Securities Act. For further information regarding the consequences of tendering your Original Notes in the exchange offer, see the discussion below under the caption “Exchange Offer—Consequences of Failure to Exchange.”

You must comply with the exchange offer procedures in order to receive new, freely tradable New Notes.

We will only issue New Notes in exchange for Original Notes that you timely and properly tender. Therefore, you should carefully follow the instructions on how to tender your Original Notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of Original Notes.

If you do not exchange your Original Notes for New Notes pursuant to the exchange offer, the Original Notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the Original Notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register Original Notes under the Securities Act after the exchange offer is consummated unless our registration rights agreement with respect to the Original Notes requires us to do so. Further, if you continue to hold any

Original Notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer of these notes outstanding. See “Exchange Offer—Procedures for Tendering” and “Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Original Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Original Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

USE OF PROCEEDS

We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements governing the Original Notes, as applicable. We will not receive any proceeds from the issuance of the New Notes in the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive Original Notes in a like principal amount. The form and terms of the New Notes are identical in all respects to the form and terms of the Original Notes, except the New Notes will be registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for additional interest. Original Notes surrendered in exchange for New Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of New Notes will not result in any change in outstanding indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 25, 2017.

You should read this table together with “Selected Historical Financial Information of ACL” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACL” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of February 25, 2017
Cash and cash equivalents	$1,219.2

Debt, including current maturities, net of debt discounts and deferred financing costs(1)
ABL Facility(2)	$—
Term Loan Facilities	5,853.0
2024 Notes	1,235.8
2025 Notes	1,237.2
Safeway Notes(3)	1,368.4
NAI Notes(4)	1,552.2
Capital leases	954.0
Other notes payable, unsecured(5)	114.9
Other debt(6)	22.4

Total Debt	$12,337.9

Total member equity	$1,371.2

Total capitalization	$13,709.1

(1)	Debt discounts and deferred financing costs totaled $310.0 million and $118.2 million, respectively as of February 25, 2017.
(2)	As of February 25, 2017, the ABL Facility provided for a $4,000.0 million revolving credit facility. As of February 25, 2017, the aggregate borrowing base on the ABL Facility was approximately $3,643.8 million, which was reduced by (i) $622.3 million of outstanding standby letters of credit and (ii) $3.2 million of interest, resulting in a net borrowing base availability of approximately $3,018.3 million. See “Description of Other Indebtedness—ABL Facility.”
(3)	Consists of the 2017 Safeway Notes, 2019 Safeway Notes, 2020 Safeway Notes, 2021 Safeway Notes, 2027 Safeway Notes and 2031 Safeway Notes (each as defined herein).
(4)	Consists of the NAI Medium-Term Notes, 2026 NAI Notes, 2029 NAI Notes, 2030 NAI Notes and 2031 NAI Notes (each as defined herein).
(5)	Consists of unsecured sale leaseback related financing obligations and the ASC Notes (as defined herein).
(6)	Consists of mortgage notes payable

SELECTED HISTORICAL FINANCIAL INFORMATION OF ACL

The information below should be read along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACL,” “Business” and the historical financial statements and accompanying notes included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information set forth below is derived from ACL’s annual consolidated financial statements for the periods indicated below, including the consolidated balance sheets at February 25, 2017 and February 27, 2016 and the related consolidated statements of operations and comprehensive (loss) income and cash flows for each of the 52-week periods ended February 25, 2017 and February 27, 2016 and the 53-week period ended February 28, 2015 and notes thereto appearing elsewhere in this prospectus.

(in millions)	Fiscal 2016	Fiscal 2015	Fiscal 2014(1)	Fiscal 2013(2)	Fiscal 2012
Results of Operations
Net sales and other revenue	$59,678.2	$58,734.0	$27,198.6	$20,054.7	$3,712.0

Gross profit	$16,640.5	$16,061.7	$7,502.8	$5,399.0	$937.7
Selling and administrative expenses	16,000.0	15,660.0	8,152.2	5,874.1	899.0
Bargain purchase gain	—	—	—	(2,005.7)	—

Operating income (loss)	640.5	401.7	(649.4)	1,530.6	38.7
Interest expense, net	1,003.8	950.5	633.2	390.1	7.2
Loss on debt extinguishment	111.7	—	—	—	—
Other (income) expense	(11.4)	(7.0)	96.0	—	—

(Loss) income before income taxes	(463.6)	(541.8)	(1,378.6)	1,140.5	31.5
Income tax (benefit) expense	(90.3)	(39.6)	(153.4)	(572.6)	1.7

(Loss) income from continuing operations, net of tax	(373.3)	(502.2)	(1,225.2)	1,713.1	29.8
Income from discontinued operations, net of tax	—	—	—	19.5	49.2

Net (loss) income	$(373.3)	$(502.2)	$(1,225.2)	$1,732.6	$79.0

Balance Sheet Data (at end of period)
Cash and equivalents	$1,219.2	$579.7	$1,125.8	$307.0	$37.0
Total assets	23,775.0	23,770.0	25,678.3	9,281.0	586.1
Total members’ equity (deficit)	1,371.2	1,613.2	2,168.5	1,759.6	(247.2)
Total debt, including capital leases	12,337.9	12,226.3	12,569.0	3,694.2	120.2

Other Financial Data
Ratio of earnings to fixed charges(3)	—	—	—	3.3	2.2

(1)	Includes results from four weeks for the stores purchased in the Safeway acquisition on January 30, 2015.
(2)	Includes results from 48 weeks for the stores purchased in the NAI acquisition on March 21, 2013 and eight weeks for the stores purchased in the United acquisition on December 29, 2013.
(3)	For purposes of this computation, “earnings” consist of pre-tax losses from continuing operations before adjustment for income from equity investees, plus fixed charges. “Fixed charges” consist of interest costs, both expensed and capitalized, plus the interest component of lease rental expense and charges related to certain guarantee related obligations. Due to ACL’s losses in fiscal 2016, fiscal 2015 and fiscal 2014, the ratio coverage was less than 1:1 in each of those periods. ACL would have needed to generate additional earnings of $488.9 million, $558.3 million and $1,380.2 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively, to achieve a coverage ratio of 1:1 during those periods.

SUPPLEMENTAL SELECTED HISTORICAL FINANCIAL INFORMATION OF SAFEWAY

You should read the information set forth below along with Safeway’s historical consolidated financial statements and related notes included elsewhere in this prospectus.

The supplemental selected historical financial information of Safeway set forth below has been derived from Safeway’s historical consolidated financial statements. Safeway’s historical consolidated financial statements as of January 3, 2015 and December 28, 2013 and for the fiscal years ended January 3, 2015, December 28, 2013 and December 29, 2012 have been included in this prospectus.

(in millions)	Fiscal 2014	Fiscal 2013	Fiscal 2012
Results of Operations
Net sales and other revenue	$36,330.2	$35,064.9	$35,161.5

Gross profit	$9,682.0	$9,231.5	$9,229.1
Operating & administrative expense	(9,147.5)	(8,680.0)	(8,593.7)

Operating profit	534.5	551.5	635.4
Interest expense	(198.9)	(273.0)	(300.6)
Loss on extinguishment of debt	(84.4)	(10.1)	—
Loss on foreign currency translation	(131.2)	(57.4)	—
Other income, net	45.0	40.6	27.4

Income before income taxes	165.0	251.6	362.2
Income taxes	(61.8)	(34.5)	(113.0)

Income from continuing operations, net of tax	103.2	217.1	249.2
Income from discontinued operations, net of tax(1)	9.3	3,305.1	348.9

Net income before allocation to noncontrolling interests	112.5	3,522.2	598.1
Noncontrolling interests	0.9	(14.7)	(1.6)

Net income	$113.4	$3,507.5	$596.5

(1)	See Note B to Safeway’s historical consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACL

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Financial Information of ACL” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Our last three fiscal years consisted of the 52-week period ended February 25, 2017, the 52-week period ended February 27, 2016 and the 53-week period ended February 28, 2015. Our fiscal 2014 results include four weeks of Safeway’s financial results from January 31, 2015 through February 28, 2015. Comparability is affected by income and expense items that vary significantly between and among the periods, including as a result of our acquisition of Safeway during the fourth quarter of fiscal 2014 and an extra week in fiscal 2014. In this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Albertsons Companies, LLC, the words “Albertsons Companies,” “we,” “us,” “our” and “ours” refer to Albertsons Companies, LLC, together with its subsidiaries.

Business Overview

We are one of the largest food and drug retailers in the United States, with both strong local presence and national scale. Over the past four years, we have completed a series of acquisitions that has significantly increased our portfolio of stores. We operated 2,324, 2,271, 2,382, 1,075 and 192 stores as of February 25, 2017, February 27, 2016, February 28, 2015, February 20, 2014 and February 21, 2013, respectively. In addition, as of February 25, 2017, we operated 385 adjacent fuel centers, 28 dedicated distribution centers and 18 manufacturing facilities. Our operations are predominantly located in the Western, Southern, Midwest, Northeast, and Mid-Atlantic regions of the United States under the banners Albertsons, Safeway, Jewel-Osco, Vons, Shaw’s, Star Market, Acme, Tom Thumb, Pavilions, Carrs, Randalls, United Supermarkets, Market Street, Amigos, United Express, Haggen and Sav-On and are reported in a single reportable segment.

Our operations and financial performance are affected by U.S. economic conditions such as macroeconomic conditions, credit market conditions and the level of consumer confidence. While the combination of improved economic conditions, the trend towards lower unemployment, higher wages and lower gasoline prices have contributed to improved consumer confidence, there is continued uncertainty about the strength of the economic recovery. If the current economic situation does not continue to improve or if it weakens, or if gasoline prices rebound, consumers may reduce spending, trade down to a less expensive mix of products or increasingly rely on food discounters, all of which could impact our sales growth. In addition, consumers’ perception or uncertainty related to the economic recovery and future fuel prices could also dampen overall consumer confidence and reduce demand for our product offerings. Both inflation and deflation affect our business. Food deflation could reduce sales growth and earnings, while food inflation could decrease gross profit margins. Several food items and categories, such as meat, eggs and dairy, experienced price deflation in fiscal 2016 and price deflation is expected to continue in several food categories in fiscal 2017. We are unable to predict if the economy will continue to improve, or predict the rate at which the economy may improve, the direction of gasoline prices or when the deflationary trends we are currently experiencing will abate. If the economy does not continue to improve or if it weakens, fuel prices increase or deflationary trends increase materially, our business and results of operations could be adversely affected.

We currently expect to achieve approximately $800 million of annual synergies by the end of fiscal 2018, with associated one-time costs of approximately $1.3 billion, or approximately $840 million, net of estimated synergy-related asset sale proceeds. Inclusion of the projected synergies in this prospectus should not be viewed as a representation that we in fact will achieve this annual synergy target by the end of fiscal 2018, or at all. In addition, although we achieved synergies from the Safeway acquisition of approximately $250 million during fiscal 2015 and approximately $575 million during fiscal 2016, and we currently expect to achieve synergies of approximately $675 million during fiscal 2017, or approximately $750 million on an annual run-rate basis by the end of fiscal 2017, the inclusion of these expected synergy targets in this prospectus should not be viewed as a representation that we will in fact achieve these synergies by the end of fiscal 2017, or at all. To the extent we fail to achieve these synergies, our results of operations may be impacted, and any such impact may be material.

We have identified various synergies including corporate and division overhead savings, our own brands, vendor funds, the conversion of Albertsons and NAI onto Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within our back office, distribution and manufacturing organizations. Actual synergies, the expenses and cash required to realize the synergies and the sources of the synergies could differ materially from these estimates, and we cannot assure you that we will achieve the full amount of synergies on the schedule anticipated, or at all, or that these synergy programs will not have other adverse effects on our business. In light of these significant uncertainties, you should not place undue reliance on our estimated synergies.

Total debt, including both the current and long-term portions of capital lease obligations, increased by $111.6 million to $12.3 billion as of the end of fiscal 2016 compared to $12.2 billion as of the end of fiscal 2015. The increase in fiscal 2016 was primarily due to proceeds from the issuance of long-term debt of $3,053.1 million partially offset by payments on long-term borrowings of $2,832.7 million. Our substantial indebtedness could have important consequences for you. For example it could: increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; and limit our ability to borrow additional funds. See “—Liquidity and Financial Resources—Debt Management.” For fiscal 2016, our interest expense, net was $1,003.8 million. We have exposure to future interest rates based on the variable rate debt under our credit facilities and to the extent we raise additional debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with cash flow from operations and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the London Inter-Bank Offering Rate (“LIBOR”) at the borrowing date plus a pre-set margin. We manage our exposure to interest rate fluctuations through the use of interest rate swaps. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results. The interest rates we pay on borrowings under the ABL Facility and the Term Loan Facilities are dependent on LIBOR. We believe a 100 basis point increase on our variable interest rates would impact our interest expense by approximately $20 million. We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally recognized credit rating agencies could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact our ability to grow our business by substantially increasing the cost of, or limiting access to, capital.

In fiscal 2016, we spent approximately $1,415 million for capital expenditures, including $250 million of Safeway integration-related capital expenditures. We expect to spend approximately $1,400 million in total for capital expenditures in fiscal 2017, or approximately 2.3% of our fiscal 2016 sales, including $150 million of Safeway integration-related capital expenditures. In fiscal 2017, we expect to complete approximately 150 upgrade and remodel projects and open 15 new stores. For additional information on our capital expenditures, see the table under the caption “Projected Fiscal 2017 Capital Expenditures” contained in “Liquidity and Financial Resources.”

Reflecting consumer preferences, we have a significant focus on perishable products. Sales of perishable products accounted for approximately 40.3% of our total sales in fiscal 2015 and 40.9% in fiscal 2016. We could suffer significant perishable product inventory losses and significant lost revenue in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. See “Risk Factors—Risks Related to Our Business and Industry—Our stores rely heavily on sales of perishable products, and product supply disruptions may have an adverse effect on our profitability and operating results.”

We employed a diverse workforce of approximately 273,000, 274,000 and 265,000 associates as of February 25, 2017, February 27, 2016 and February 28, 2015, respectively. As of February 25, 2017, approximately 170,000 of our employees were covered by collective bargaining agreements. During fiscal 2017, collective bargaining agreements covering approximately 10,000 employees are scheduled to expire. If, upon the expiration of such collective bargaining agreements, we are unable to negotiate acceptable contracts with labor unions, it could increase our operating costs and disrupt our operations.

A considerable number of our employees are paid at rates related to the federal minimum wage. Additionally, many of our stores are located in states, including California, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state’s minimum wage. For example, as of February 25, 2017, we employed approximately 70,000 associates in California, where the current minimum wage was recently increased to $10.50 per hour effective January 1, 2017, and will gradually increase to $15.00 per hour by January 1, 2022. In Maryland, where we employed approximately 8,000 associates as of February 25, 2017, the minimum wage was recently increased to $8.75 per hour, and will gradually increase to $10.10 per hour by July 1, 2018. Moreover, municipalities may set minimum wages above the applicable state standards. For example, the minimum wage in Seattle, Washington, where we employed approximately 2,100 associates as of February 25, 2017, was recently increased to $15.00 per hour effective January 1, 2017 for employers with more than 500 employees nationwide. In Chicago, Illinois, where we employed approximately 5,500 associates as of February 25, 2017, the minimum wage was recently increased to $10.50 per hour, and will gradually increase to $13.00 per hour by July 1, 2019. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases could increase our labor costs, which may adversely affect our results of operations and financial condition.

We participate in various multiemployer pension plans for substantially all employees represented by unions that require us to make contributions to these plans in amounts established under collective bargaining agreements. In fiscal 2016, we contributed $399.1 million to multiemployer pension plans, and in fiscal 2017, we expect to contribute approximately $420 million to multiemployer pension plans, subject to collective bargaining conditions. Based on an assessment of the most recent information available, the company believes that most of the multiemployer plans to which it contributes are underfunded. As of February 25, 2017, our estimate of the company’s share of the underfunding of multiemployer plans to which it contributes was approximately $3.5 billion. The company’s share of underfunding described above is an estimate and could change based on the results of collective bargaining efforts, investment returns on the assets held in the plans, actions taken by trustees who manage the plans’ benefit payments, interest rates, if the employers currently contributing to these plans cease participation, and requirements under the PPA, the Multiemployer Pension Reform Act of 2014 and applicable provisions of the Code. Additionally, underfunding of the multiemployer plans means that, in the event we were to exit certain markets or otherwise cease making contributions to these plans, we could trigger a substantial withdrawal liability. See “Risk Factors—Risks Related to Our Business and Industry—Increased pension expenses, contributions and surcharges may have an adverse impact on our financial results.”

Acquisitions

Haggen Transaction

During the fourth quarter of fiscal 2014, in connection with the acquisition of Safeway, the company announced that it had entered into agreements to sell 168 stores as required by the FTC as a condition of closing the Safeway acquisition. The company sold 146 of these stores to Haggen. On September 8, 2015, Haggen commenced a case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. After receiving FTC and state attorneys general clearance, and Bankruptcy Court approval, during the fourth quarter of fiscal 2015, the company re-acquired 35 stores from Haggen for an aggregate purchase price of approximately $33 million.

Haggen also secured Bankruptcy Court approval for bidding procedures for the sale of 29 additional stores. On March 25, 2016, we entered into a purchase agreement to acquire the 29 additional stores, which included 15 stores originally sold to Haggen as part of the FTC divestitures, and certain trade names and other intellectual property, for an aggregate purchase price of approximately $114 million. We completed the acquisition of these 29 stores on June 23, 2016. We refer to this acquisition, together with the fiscal 2015 acquisition of 35 stores from Haggen, in this prospectus as the “Haggen Transaction.”

A&P Transaction

In the fourth quarter of fiscal 2015, our indirect wholly owned subsidiary, Acme Markets, completed its acquisition of 73 stores from A&P. The purchase price for the 73 stores, including the cost of acquired inventory, was $292.7 million. The acquired stores, which are principally located in the northern New York City suburbs, northern New Jersey and the greater Philadelphia area, are complementary to Acme Markets’ existing store and distribution base and were re-bannered as Acme stores. During the third quarter of fiscal 2015, NAI entered into an amendment to its pre-existing term loan agreement and borrowed an additional $300 million thereunder, the proceeds of which were used to fund the balance of the purchase price. We refer to this acquisition as the “A&P Transaction.”

Safeway Acquisition

On January 30, 2015, the company completed its acquisition of Safeway by acquiring all of the outstanding shares of Safeway for cash consideration of $34.92 per share or $8,263.5 million and issuing contingent value rights with an estimated fair value of $1.03 and $0.05 per share relating to Safeway’s 49% interest in Casa Ley and deferred consideration related to Safeway’s previous sale of the PDC assets, respectively, for an aggregate fair value of $270.9 million. At the time of the Safeway acquisition, Safeway operated 1,325 retail food stores under the banners Safeway, Vons, Tom Thumb, Pavilions, Randalls and Carrs located principally in California, Hawaii, Oregon, Washington, Alaska, Colorado, Arizona, Texas, and the Mid-Atlantic region. In addition, at the time of the Safeway acquisition, Safeway had 353 fuel centers, 15 distribution centers and 19 manufacturing facilities.

United Acquisition

On December 29, 2013, we acquired United Supermarkets for $362.1 million in cash, expanding our presence in North and West Texas, in a transaction that offered significant synergies and added a differentiated upscale store format, “Market Street,” to the Albertsons portfolio. At the time of the United acquisition, United operated 51 traditional, specialty and Hispanic retail food stores under its United Supermarkets, Market Street and Amigos banners, seven convenience stores and 26 fuel centers under its United Express banner and three distribution centers. United is located in 30 markets across North and West Texas.

NAI Acquisition

On March 21, 2013, the company acquired all of the issued and outstanding shares of NAI from SuperValu pursuant to a stock purchase agreement for a total purchase consideration of $253.6 million, including $69.9 million of working capital adjustments, and assumed debt and capital lease obligations with a carrying value prior to the acquisition date of $3.2 billion. The purchase consideration was primarily cash and a short-term payable that was fully paid as of February 20, 2014. At the time of the NAI acquisition, NAI operated 871 retail food stores under its Jewel-Osco, Acme, Shaw’s, Star Market and Albertsons banners, primarily located in the Northeast, Midwest, Mid-Atlantic and Western regions of the United States. In addition, we acquired NAI’s 10 distribution centers.

The following table shows stores operated, acquired, opened, divested and closed during the periods presented:

	Fiscal 2016	Fiscal 2015	Fiscal 2014(2)	Fiscal 2013(3)
Stores, beginning of period	2,271	2,382	1,075	192
Acquired(1)	78	74	1,330	926
Divested	—	(153)	(15)	—
Opened	15	7	4	2
Closed	(40)	(39)	(12)	(45)

Stores, end of period	2,324	2,271	2,382	1,075

(1)	Excludes acquired stores not yet re-opened as of the end of each respective period.
(2)	Primarily includes the 1,325 stores acquired through the Safeway acquisition on January 30, 2015.
(3)	Stores acquired during this period include 871 stores acquired through the NAI acquisition on March 21, 2013, four stores acquired from Vons REIT, Inc. on October 10, 2013, and 51 stores acquired through the United acquisition on December 29, 2013.

Our Strategy

Our operating philosophy is simple: we run great stores with a relentless focus on sales growth. We believe there are significant opportunities to grow sales and enhance profitability and free cash flow, through execution of the following strategies:

Continue to Drive Identical Store Sales Growth.    Consistent with our operating playbook, we plan to deliver identical store sales growth by implementing the following initiatives:

•

Enhancing and Upgrading Our Fresh, Natural and Organic Offerings and Signature Products.    We continue to enhance and upgrade our fresh, natural and organic offerings across our meat, produce, service deli and bakery departments to meet the changing tastes and preferences of our customers. We also believe that continued innovation and expansion of our high-volume, high-quality and differentiated signature products will contribute to stronger sales growth.

•	Expanding Our Own Brand Offerings. We continue to drive sales growth and profitability by extending our own brand offerings across our banners, including high-quality and recognizable brands such as O Organics, Open Nature, Eating Right and Lucerne. Our own brand products achieved over $10.5 billion in sales in fiscal 2016.

•	Leveraging Our Effective and Scalable Loyalty Programs. We believe we can grow basket size and improve the shopping experience for our customers by expanding our just for U, MyMixx and fuel-based loyalty programs. In addition, we believe we can further enhance our merchandising and marketing programs by utilizing our customer analytics capabilities, including advanced digital marketing and mobile applications. We expanded our home delivery offering to 10 new markets in fiscal 2016, and expect to serve eight of the ten most populous MSAs by the end of fiscal 2017.

•	Capitalizing on Demand for Health and Wellness Services. We intend to leverage our portfolio of 1,786 pharmacies and our growing network of wellness clinics to capitalize on increasing customer demand for health and wellness services. Pharmacy customers are among our most loyal, and their average weekly spend is over 2.5x that of our non-pharmacy customers. We plan to continue to grow our pharmacy script counts through new patient prescription transfer programs and initiatives such as clinic, hospital and preferred network partnerships, which we believe will expand our access to patients. We believe that these efforts will drive sales growth and generate customer loyalty.

•	Continuously Evaluating and Upgrading Our Store Portfolio. We plan to pursue a disciplined but committed capital allocation strategy to upgrade, remodel and relocate stores to attract customers to our stores and to increase store volumes. We opened seven and 15 new stores in fiscal 2015 and fiscal 2016, respectively, and expect to open a total of 15 new stores and complete approximately 150 upgrade and remodel projects during fiscal 2017. We believe that our store base is in excellent condition, and we have developed a remodel strategy that is both cost-efficient and effective.

•	Driving Innovation. We intend to drive traffic and sales growth through constant innovation. We will remain focused on identifying emerging trends in food and sourcing new and innovative products. We will also seek to build new, and enhance existing, customer relationships through our digital capabilities.

•	Sharing Best Practices Across Divisions. Our division leaders collaborate closely to ensure the rapid sharing of best practices. Recent examples include the expansion of our O Organics offering across banners, the accelerated roll-out of signature products such as Albertsons’ fresh fruit and vegetables cut in-store and implementing Safeway’s successful wine and floral shop strategies, with broader product assortments and new fixtures across many of our banners.

We believe the combination of these actions and initiatives, together with the attractive industry trends described in more detail under “Business—Our Industry,” will continue to drive identical store sales growth. During fiscal 2014 and fiscal 2015, on a supplemental basis including acquired Safeway, NAI and United stores, our identical store sales grew at 4.6% and 4.8%, respectively, and decreased 0.4% during fiscal 2016. Given the deflationary trends in certain commodities, such as meat, eggs and dairy, identical store sales for the third and fourth quarters of fiscal 2016 decreased. However, despite such deflationary trends, we have been able to maintain or increase our overall share in the food retail channel during fiscal 2016. While we anticipate deflationary trends in certain commodities will continue in fiscal 2017, though at lower rates than in fiscal 2016, we believe we are well-positioned to take advantage of projected food price inflation in the second half of 2017, and we plan to maintain our price competitiveness in order to drive customer traffic. We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores.

Enhance Our Operating Margin.    Our focus on identical store sales growth provides an opportunity to enhance our operating margin by leveraging our fixed costs. We plan to realize further margin benefit through added scale from partnering with vendors and by achieving efficiencies in manufacturing and distribution. In addition, we maintain a disciplined approach to expense management and budgeting.

Implement Our Synergy Realization Plan.    We are currently executing on an annual synergy plan of approximately $800 million from the acquisition of Safeway, which we expect to achieve by the end of fiscal 2018, with associated one-time costs of approximately $1.3 billion, or approximately $840 million (net of estimated synergy-related asset sale proceeds). During fiscal 2015 and fiscal 2016, we achieved synergies from the Safeway acquisition of approximately $250 million and $575 million, respectively. Achieved synergies required approximately $175 million and $250 million of one-time integration-related capital expenditures in fiscal 2015 and fiscal 2016, respectively, and anticipated synergies will require approximately $150 million in additional capital expenditures during fiscal 2017. Our detailed synergy plan was developed on a bottom-up, function-by-function basis by combined Albertsons and Safeway teams. The plan includes capturing opportunities from corporate and division cost savings, simplifying business processes and rationalizing headcount. Over time, Safeway’s information technology systems will support all of our stores, distribution centers and systems, including financial reporting and payroll processing, as we wind down our transition services agreement for our Albertsons, Acme, Jewel-Osco, Shaw’s and Star Market banners with SuperValu on a store-by-store basis. We are extending the expansive and high-quality own brand program developed at Safeway across all of our banners. We believe our increased scale will optimize and improve our vendor relationships. We also plan to achieve marketing and advertising savings from lower print, production and broadcast rates in overlapping regions and reduced agency spend. Finally, we intend to consolidate managed care provider reimbursement programs and leverage our combined scale for volume discounts on branded and generic drugs. We expect to achieve synergies from the Safeway acquisition of approximately $675 million in fiscal 2017, or approximately $750 million on an annual run-rate basis by the end of fiscal 2017, principally from corporate and division overhead savings, including information technology systems, our own brands, vendor funds and marketing and advertising cost reductions. Approximately 80% of our $800 million annual synergy target is independent of sales growth, which we believe significantly reduces the risk of achieving our target.

Selectively Grow Our Store Base Organically and Through Acquisition.    We intend to continue to grow our store base organically through disciplined but committed investment in new stores. We opened seven and 15 new stores in fiscal 2015 and fiscal 2016, respectively, and expect to open a total of 15 new stores and complete approximately 150 upgrade and remodel projects during fiscal 2017. We acquired 73 stores from A&P for our Acme banner and 35 stores from Haggen for our Albertsons banner during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, of which 15 operate under the Haggen banner. We evaluate acquisition opportunities on an ongoing basis as we seek to strengthen our competitive position in existing markets or expand our footprint into new markets. We believe our healthy balance sheet and decentralized structure provide us with strategic flexibility and a strong platform to make acquisitions. We believe our successful track record of integration and synergy delivery provides us with an opportunity to further enhance sales growth, leverage our cost structure and increase profitability and free cash flow through selected acquisitions. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and we are currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. Certain of our acquisitions may involve the issuance of our equity.

Results of Operations

The following table and related discussion sets forth certain information and comparisons regarding the components of our consolidated statements of operations for fiscal 2016, fiscal 2015 and fiscal 2014, respectively (in millions).

	52 weeks ended February 25, 2017		52 weeks ended February 27, 2016		53 weeks ended February 28, 2015
Net sales and other revenue	$59,678.2	100.0%	$58,734.0	100.0%	$27,198.6	100.0%
Cost of sales	43,037.7	72.1	42,672.3	72.7	19,695.8	72.4

Gross profit	16,640.5	27.9	16,061.7	27.3	7,502.8	27.6
Selling and administrative expenses	16,000.0	26.8	15,660.0	26.7	8,152.2	30.0

Operating profit (loss)	640.5	1.1	401.7	0.6	(649.4)	(2.4)
Interest expense, net	1,003.8	1.7	950.5	1.6	633.2	2.3
Loss on debt extinguishment	111.7	0.2	—	—	—	—
Other (income) expense	(11.4)	—	(7.0)	—	96.0	0.4

Loss before income taxes	(463.6)	(0.8)	(541.8)	(1.0)	(1,378.6)	(5.1)
Income tax (benefit) expense	(90.3)	(0.2)	(39.6)	—	(153.4)	(0.6)

Net loss	$(373.3)	(0.6)%	$(502.2)	(1.0)%	$(1,225.2)	(4.5)%

Identical Store Sales, Excluding Fuel

Identical store sales, on an actual basis, is defined as stores operating during the same period in both the current year and the prior year, comparing sales on a daily basis, excluding fuel. Acquired stores become identical on the one-year anniversary date of their acquisition. The stores sold during the first quarter of fiscal 2015 as part of the FTC divestiture process are excluded from identical store sales for all periods presented below. Identical store sales results, on an actual basis, for the past three fiscal years were as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Identical store sales, excluding fuel(1)	(0.4)%	4.4%	7.2%

(1)	The Safeway stores became identical on January 30, 2016, the stores acquired as part of the A&P Transaction became identical starting in mid-November of fiscal 2016, and three Haggen stores became identical during the last month of fiscal 2016.

Our identical store sales decrease in fiscal 2016 was driven by a decrease of 1.9% in customer traffic partially offset by an increase of 1.5% in average ticket size. During fiscal 2016 our identical store sales were negatively impacted by food price deflation in certain categories, including meat, eggs and dairy, together with pressure to maintain competitive pricing in response. We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets by the acquisition or re-opening of acquired A&P and Haggen stores. After adjusting for the positive sales impact in one of our divisions within NAI during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores, our estimated identical store sales growth for fiscal 2015 and fiscal 2014 would have been 4.8% and 6.8%, respectively.

Operating Results Overview

Net loss was $373.3 million in fiscal 2016 and $502.2 million in fiscal 2015, an improvement of $128.9 million. This improvement was primarily attributable to an increase in operating income of $238.8 million in addition to higher income tax benefit, partially offset by the loss on debt extinguishment of $111.7 million and higher interest expense, net of $53.3 million. The improvement in operating income is primarily attributable to the synergies achieved as part of the Safeway acquisition in addition to the acquired Haggen and A&P stores. The loss on debt extinguishment and the increase in interest expense, net was primarily associated with our refinancing transactions during fiscal 2016.

Net loss was $502.2 million in fiscal 2015 and $1,225.2 million in fiscal 2014, an improvement of $723.0 million. This improvement was primarily attributable to an increase in operating income of $1,051.1 million and an increase in other income of $103.0 million partially offset by an increase in interest expense, net of $317.3 million and a lower income tax benefit of $113.8 million in fiscal 2015 compared to fiscal 2014. The improvements in operating income are primarily attributable to the acquired Safeway stores and improved Albertsons and NAI store operations. In addition, (i) equity-based compensation cost, (ii) loss on property dispositions, asset impairments and lease exit costs and (iii) the termination of the long-term incentive plans in fiscal 2014 drove reductions in selling and administrative expenses of $246.3 million, $124.4 million and $78.0 million, respectively, in fiscal 2015 compared to fiscal 2014.

Net Sales and Other Revenue

Net sales and other revenue increased $944.2 million, or 1.6%, from $58,734.0 million in fiscal 2015 to $59,678.2 million in fiscal 2016. The components of the change in net sales and other revenue for fiscal 2016 were as follows (in millions):

Fiscal 2016
Net sales and other revenue for fiscal 2015	$58,734.0
Additional sales due to A&P and Haggen Transactions, for the period not considered identical	1,843.4
Decline in sales from FTC-mandated divestitures	(444.5)
Decline in fuel sales	(261.4)
Identical store sales decrease of 0.4%	(213.3)
Other(1)	20.0

Net sales and other revenue for fiscal 2016	$59,678.2

(1)	Primarily relates to changes in non-identical store sales and other revenue.

The primary increase in net sales and other revenue was driven by an increase of $1,843.4 million from the acquired A&P and Haggen stores, partially offset by a decline of $213.3 million from our 0.4% decline in identical store sales, a decline of $444.5 million in sales related to stores sold as part of the FTC divestiture process and $261.4 million in lower fuel sales driven by lower average retail pump prices.

Net sales and other revenue increased $31,535.4 million, or 115.9%, from $27,198.6 million in fiscal 2014 to $58,734.0 million in fiscal 2015. The components of the change in net sales and other revenue for fiscal 2015 were as follows (in millions):

Fiscal 2015
Net sales and other revenue for fiscal 2014	$27,198.6
Additional sales due to Safeway acquisition, for the period not considered identical	32,484.2
Identical store sales increase of 4.4%	1,049.3
Additional sales due to A&P Transaction	436.3
Decline in sales from FTC-mandated divestitures of Albertsons stores	(1,771.3)
53rd-week impact	(443.5)
Other(1)	(219.6)

Net sales and other revenue for fiscal 2015	$58,734.0

(1)	Primarily relates to changes in non-identical store sales and other revenue.

The primary increase in net sales and other revenue was driven by the stores acquired in the Safeway acquisition for the 48 week period ended January 30, 2016 that were not considered identical on an actual basis. Identical store sales of 4.4% also drove an increase of $1,049.3 million, due to a 2.6% increase in customer traffic and a 1.8% increase in average ticket size during fiscal 2015, as our stores continued to benefit from the implementation of our operating playbook, including the expansion of our own brands and continued enhancement of fresh, natural and organic offerings.

Gross Profit

Gross profit represents the portion of sales and other revenue remaining after deducting the cost of goods sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs associated with our distribution network. Advertising, promotional expenses and vendor allowances are also components of cost of goods sold.

The gross profit margin increased 60 basis points to 27.9% in fiscal 2016 compared to 27.3% in fiscal 2015. Excluding the impact of fuel, the gross profit margin increased 50 basis points. The increase was primarily attributable to synergies achieved as part of the Safeway integration related to the deployment of our own brand products across our Albertsons and NAI stores, improved vendor pricing and savings related to the consolidation of our distribution network. These increases were partially offset by higher shrink expense as a percentage of sales during fiscal 2016 compared to fiscal 2015.

Fiscal 2016 vs. Fiscal 2015	Basis point increase (decrease)
Safeway acquisition synergies	43
Product mix	28
Lower LIFO expense	7
Higher shrink expense	(27)
Other	(1)

Total	50

Our gross profit margin decreased 30 basis points to 27.3% in fiscal 2015 compared to 27.6% in fiscal 2014. The decrease was primarily the result of the increase in low-margin fuel sales from the acquired Safeway fuel centers in fiscal 2015 in addition to increased shrink expense as we increased in-stock positions at acquired Safeway and A&P stores. These decreases were partially offset by improved product mix in fiscal 2015 compared to fiscal 2014 which includes the higher overall margins in certain acquired Safeway stores across several of our divisions and lower LIFO expense as a percentage of sales in fiscal 2015 compared to fiscal 2014.

Fiscal 2015 vs. Fiscal 2014	Basis point increase (decrease)
Product mix	33
Lower LIFO expense	11
Impact of fuel	(57)
Higher shrink expense	(15)
Other	(2)

Total	(30)

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of store level costs, including wages, employee benefits, rent, depreciation and utilities, in addition to certain back-office expenses related to our corporate and division offices.

Selling and administrative expenses increased 10 basis points to 26.8% of sales in fiscal 2016 from 26.7% in fiscal 2015. Excluding the impact of fuel, selling and administrative expenses as a percentage of sales was flat during fiscal 2016 compared to fiscal 2015.

Fiscal 2016 vs. Fiscal 2015	Basis point increase (decrease)
Depreciation and amortization	26
Employee wage and benefit costs	24
Pension expense, including the charge related to the acquisition of Collington	14
Property dispositions, asset impairment and lease exit costs	(25)
Acquisition and integration costs	(18)
Safeway acquisition synergies	(14)
Other	(7)

Total	—

Increased depreciation and amortization expense in addition to higher pension and employee wage and benefit costs during fiscal 2016 compared to fiscal 2015 were offset by gains on property dispositions, a decrease in acquisition and integration costs and increased Safeway acquisition synergies in fiscal 2016 compared to fiscal 2015. The increase in pension expense is primarily driven by the $78.9 million charge related to the acquisition of Collington Services, LLC (“Collington”) from C&S Wholesale Grocers, Inc. during fiscal 2016. The increase in depreciation and amortization expense is primarily driven by an increase in property, equipment and intangibles balances primarily related to the A&P Transaction and the Haggen Transaction and capital expenditures.

Selling and administrative expenses decreased 330 basis points to 26.7% of net sales and other revenue in fiscal 2015 from 30.0% in fiscal 2014.

Fiscal 2015 vs. Fiscal 2014	Basis point increase (decrease)
Equity-based compensation	(111)
Acquisition and integration costs, including the charge to terminate the long-term incentive plans	(100)
Impact of fuel	(78)
Property dispositions, asset impairment and lease exit costs	(66)
Legal and professional fees	(23)
Depreciation and amortization	14
Debit and credit card fees	14
Other	20

Total	(330)

Fiscal 2014 results included only four weeks of Safeway results. The company incurred significant equity-based compensation and acquisition and integration costs in fiscal 2014, improving the basis point comparison between fiscal 2015 and fiscal 2014. The increase in low-margin fuel sales from the acquired Safeway fuel centers also reduced the selling and administrative expenses as a percentage of sales in fiscal 2015 compared to fiscal 2014. In addition, the FTC-mandated divestitures in fiscal 2014 resulted in increased impairment charges. These reductions in selling and administrative expense margin in fiscal 2015 were partially offset by higher depreciation and amortization expense as a result of the application of acquisition accounting and increased debit and credit card fees as a result of chargebacks from EMV chip card transactions following the EMV Liability Shift.

Interest Expense, Net

Interest expense, net was $1,003.8 million in fiscal 2016, $950.5 million in fiscal 2015 and $633.2 million in fiscal 2014. The increase in interest expense, net for fiscal 2016 compared to fiscal 2015 is primarily due to $86.5 million of expenses incurred in connection with the June 2016 Term Loan Refinancing and the December 2016 Term Loan Refinancing (each as defined herein) and related prepayments, consisting of $35.5 million in payments related to our debt modifications and the write-off of $51.0 million of deferred financing costs and original issue discount.

The following details our components of interest expense, net for the respective fiscal years (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
ABL Facility, senior secured and unsecured notes, term loans, notes and debentures	$764.3	$777.0	$454.1
Capital lease obligations	106.8	97.0	77.5
Amortization and write off of deferred financing costs	84.4	69.3	65.3
Amortization and write off of debt discount	22.3	12.9	6.8
Other interest expense (income)	26.0	(5.7)	29.5

Total interest expense, net	$1,003.8	$950.5	$633.2

As of February 25, 2017, the company had total debt, including capital lease obligations, outstanding of $12.3 billion. The weighted average interest rate during the year was 7.8%, including amortization of debt discounts and deferred financing costs. The weighted average interest rate during fiscal 2015 and fiscal 2014 was 7.4% and 7.3%, respectively.

Loss on Debt Extinguishment

On June 24, 2016, a portion of the net proceeds from the issuance of the 2024 Notes was used to fully redeem (the “Redemption”) $609.6 million of our then existing 7.750% senior secured notes due 2022. In connection with the Redemption, the company recorded a $111.7 million loss on debt extinguishment comprised of an $87.7 million make-whole premium and a $24.0 million write off of deferred financing costs and original issue discount.

Other (Income) Expense

For fiscal 2016, other income was $11.4 million, primarily driven by gains related to the sale of certain investments. For fiscal 2015, other income was $7.0 million, primarily driven by equity in the earnings of our unconsolidated affiliate, Casa Ley. For fiscal 2014, other expense was $96.0 million, driven by the loss on our deal-contingent interest rate swap. In April 2014, we entered into a deal-contingent interest rate swap to hedge against adverse fluctuations in the interest rate on anticipated variable rate debt planned to be incurred to finance the Safeway acquisition. Prior to the Safeway acquisition, the swap was treated as an economic hedge with changes in fair value recorded through earnings. Upon closing of the Safeway acquisition, the interest rate swap was designated as a cash flow hedge, with any subsequent changes in fair value being recorded through accumulated other comprehensive income.

Income Taxes

Income tax was a benefit of $90.3 million in fiscal 2016, $39.6 million in fiscal 2015 and $153.4 million in fiscal 2014. A substantial portion of the businesses and assets were held and operated by limited liability companies during these periods, which generally are not subject to entity-level federal or state income taxation. The components of the change in income taxes were as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Income tax benefit at federal statutory rate	$(162.3)	$(189.6)	$(482.5)
State income taxes, net of federal benefit	(20.2)	(38.9)	(38.4)
Change in valuation allowance	107.1	113.0	6.4
Unrecognized tax benefits	(18.7)	3.1	11.3
Members’ loss	16.6	60.4	251.0
Charitable donations	(11.1)	(11.1)	—
Tax Credits	(17.3)	(6.9)	(2.4)
Indemnification asset / liability	5.1	14.0	(26.3)
Transaction costs	—	—	62.1
Nondeductible equity compensation	4.2	12.3	51.0
Other	6.3	4.1	14.4

Income tax benefit	$(90.3)	$(39.6)	$(153.4)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP operating financial measure that we define as earnings before interest, income taxes, depreciation and amortization, as further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. We believe that Adjusted EBITDA provides a meaningful representation of operating performance because it excludes the impact of items that could be considered “non-core” in nature. We use Adjusted EBITDA to measure overall performance and assess performance against peers. Adjusted EBITDA also provides useful information for our investors, securities analysts and other interested parties. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data. Our definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

For fiscal 2016, Adjusted EBITDA was $2.8 billion, or 4.7% of sales, an increase of 5.1% compared to $2.7 billion, or 4.6% of sales, for fiscal 2015. The increase in Adjusted EBITDA for fiscal 2016 reflects improved operating performance in addition to synergies achieved as part of the Safeway integration partially offset by decreases in our identical store sales as a result of the deflationary environment in fiscal 2016.

The following is a reconciliation of net loss to Adjusted EBITDA (in millions) for each of fiscal 2016, fiscal 2015 and fiscal 2014:

	Fiscal 2016(1)	Fiscal 2015(1)	Fiscal 2014(2)
Net loss	$(373.3)	$(502.2)	$(1,225.2)
Depreciation and amortization	1,804.8	1,613.7	718.1
Interest expense, net	1,003.8	950.5	633.2
Income tax benefit	(90.3)	(39.6)	(153.4)

EBITDA	$2,345.0	$2,022.4	$(27.3)
(Gain) loss on interest rate and commodity hedges, net	(7.0)	16.2	98.2
Acquisition and integration costs(3)	213.6	342.0	352.0
Loss on debt extinguishment	111.7	—	—
Termination of long-term incentive plans	—	—	78.0
Equity-based compensation expense	53.3	97.8	344.1
Net (gain) loss on property dispositions, asset impairment and lease exit costs(4)	(39.2)	103.3	227.7
LIFO (benefit) expense	(7.9)	29.7	43.1
Pension and postretirement expense, net of cash contributions(5)	84.0	6.7	(3.0)
Facility closures and related transition costs(6)	23.0	25.0	—
Other(7)	40.0	38.0	(14.1)

Adjusted EBITDA	$2,816.5	$2,681.1	$1,098.7

(1)	Includes results for the stores acquired in the Safeway acquisition on January 30, 2015.
(2)	Includes results from four weeks for the stores acquired in the Safeway acquisition on January 30, 2015.
(3)	Primarily includes costs related to acquisitions, integration of acquired businesses, expenses related to management fees paid in connection with acquisition and financing activities, adjustments to tax indemnification assets and liabilities and losses on acquired contingencies in connection with the Safeway acquisition.
(4)	Fiscal 2016 includes a net gain of $42.9 million related to the disposition of a portfolio of surplus properties. Fiscal 2015 includes losses of $30.6 million related to leases assigned to Haggen as part of the FTC-mandated divestitures that were subsequently rejected during the Haggen bankruptcy proceedings and additional losses of $41.1 million related to the Haggen divestitures and its related bankruptcy. Fiscal 2014 includes impairment charges of $233.4 million related to the stores sold in the FTC-mandated divestiture process.
(5)	Fiscal 2016 includes a $78.9 million charge to pension expense, net related to the settlement of a pre-existing contractual relationship and assumption of the pension plan related to the Collington acquisition. Fiscal 2014 excludes the company’s cash contribution of $260.0 million to the Safeway ERP under a settlement with the PBGC in connection with the closing of the Safeway acquisition.

(6)	Includes costs related to facility closures and the transition to our decentralized operating model.
(7)	Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, charges related to changes in the fair value of our Casa Ley CVR, earnings from Casa Ley, foreign currency translation gains and costs related to our planned initial public offering.

The following is a reconciliation of cash flow from operating activities to free cash flow (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Cash flow provided by (used in) operating activities	$1,813.5	$901.6	$(165.1)
Income tax benefit	(90.3)	(39.6)	(153.4)
Deferred income taxes	219.5	90.4	170.1
Interest expense, net	1003.8	950.5	633.2
Changes in operating assets and liabilities	(251.9)	466.5	39.3
Amortization and write-off of deferred financing costs	(84.4)	(69.3)	(65.3)
Loss on extinguishment of debt	—	—	—
Acquisition and integration costs	213.6	342.0	352.0
Termination of long-term incentive plans	—	—	78.0
Pension contribution in connection with Safeway acquisition	—	—	260.0
Other adjustments	(7.3)	39.0	(50.1)

Adjusted EBITDA	2,816.5	2,681.1	1,098.7
Less: capital expenditures	(1,414.9)	(960.0)	(336.5)

Free cash flow	$1,401.6	$1,721.1	$762.2

Liquidity and Financial Resources

Net Cash Provided By (Used In) Operating Activities

Net cash provided by operating activities was $1,813.5 million during fiscal 2016 compared to net cash provided by operating activities of $901.6 million during fiscal 2015. The $911.9 million increase in net cash flow from operating activities during fiscal 2016 compared to fiscal 2015 was primarily due to an increase in operating income of $238.8 million, a Safeway appraisal settlement payment of $133.7 million in fiscal 2015 and changes in working capital, primarily related to inventory and accounts payable partially offset by an increase in income taxes paid of $207.5 million. Fiscal 2016 cash provided by operating activities also includes a correction in the classification of certain book overdrafts resulting in an increase of $139.2 million.

Net cash provided by operating activities was $901.6 million during fiscal 2015 compared to net cash used in operating activities of $165.1 million during fiscal 2014. The $1,066.7 million increase in net cash flow from operating activities during fiscal 2015 compared to fiscal 2014 was primarily related to additional contributions from the acquired Safeway stores and improvement in operations of our Albertsons and NAI stores, partially offset by an increase of $382.9 million in interest paid due to borrowings used to fund the Safeway acquisition and a $260.0 million contribution to the Safeway ERP under a settlement with the PBGC in fiscal 2014. As a result of this payment we do not expect to make additional contributions to the Safeway ERP until fiscal 2018.

Net Cash Used In Investing Activities

Net cash used in investing activities during fiscal 2016 was $1,076.2 million primarily due to payments for property and equipment, including lease buyouts, of $1,414.9 million, which includes approximately $250 million of Safeway integration-related capital expenditures, and payments for business acquisitions of $220.6 million partially offset by proceeds from the sale of assets of $477.0 million. Asset sale proceeds include the sale and subsequent 36-month leaseback of two distribution centers in Southern California and the sale of a portfolio of surplus properties.

Net cash used in investing activities during fiscal 2015 was $811.8 million primarily due to the merger consideration paid in connection with the Safeway acquisition appraisal settlement, purchase consideration paid for the A&P Transaction and the Haggen Transaction and cash paid for capital expenditures, partially offset by proceeds from the sale of our FTC-mandated divestitures in connection with the Safeway acquisition and a decrease in restricted cash due to the elimination of certain collateral requirements.

Net cash used in investing activities was $5,945.0 million in fiscal 2014, consisting primarily of cash paid for the Safeway acquisition, net of cash acquired, of $5,673.4 million and cash paid for property additions of $336.5 million.

In fiscal 2017, the company expects to spend approximately $1,400 million in capital expenditures, including $150 million of Safeway integration-related capital expenditures, as follows (in millions):

Projected Fiscal 2017 Capital Expenditures
Integration capital	$150.0
New stores and remodels	650.0
Maintenance	200.0
Supply chain	100.0
IT	150.0
Real estate and expansion capital	150.0

Total	$1,400.0

Net Cash (Used In) Provided By Financing Activities

Net cash used in financing activities was $97.8 million in fiscal 2016 due primarily to payments on long-term debt and capital lease obligations, partially offset by proceeds from the issuance of long-term debt. Net cash used in financing activities was $635.9 million in fiscal 2015 due primarily to payments on our asset-based revolving credit facility and term loan borrowings from the proceeds of the FTC-mandated divestitures, partially offset by $300.0 million in borrowings under NAI’s pre-existing term loan facility to fund the A&P Transaction. Net cash used in financing activities was $6,928.9 million in fiscal 2014 primarily as a result of proceeds from the issuance of long-term debt and equity contributions used to finance the Safeway acquisition.

Proceeds from the issuance of long-term debt were $3,053.1 million in fiscal 2016, $453.5 million in fiscal 2015 and $8,097.0 million in fiscal 2014. In fiscal 2016, cash payments on long-term borrowings were $2,832.7 million, cash payments for obligations under capital leases were $123.2 million, and payment of a make-whole premium was $87.7 million. In fiscal 2015, cash payments on long-term borrowings were $903.4 million, cash payments for obligations under capital leases were $120.0 million and cash payments for debt financing costs were $41.5 million. In fiscal 2014, cash payments on long-term borrowings were $2,123.6 million, including $864.6 million of assumed debt that was immediately paid following the Safeway acquisition, cash payments for debt financing costs were $229.1 million and cash payments for obligations under capital leases were $64.1 million. Cash proceeds provided by financing activities in fiscal 2014 also includes proceeds from equity contributions related to the Safeway acquisition of $1,283.2 million.

On June 22, 2016, the company amended the Term Loan Agreement (as defined herein) pursuant to which three term loan tranches were established and certain provisions of such agreement were amended. The tranches consisted of $3,280.0 million of a 2016-1 term B-4 loan, $1,145.0 million of a 2016-1 term B-5 loan and $2,100.0 million of a term B-6 loan. The proceeds from the borrowings of these loans, together with $300.0 million of borrowings under the ABL Facility, were used to repay the term loans that were outstanding under the Term Loan Agreement as of June 22, 2016 and to pay related interest and fees (collectively, the “June 2016 Term Loan Refinancing”). The June 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the June 2016 Term Loan Refinancing the company expensed $27.6 million of financing costs and also wrote off $12.8 million of deferred financing costs associated with the original term loans. The 2016-1 term B-4 loan had an original maturity date of August 25, 2021, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.5%. The 2016-1 term B-5 loan had an original maturity date of December 21, 2022, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%. The term B-6 loan had an original maturity date of June 22, 2023, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%.

On August 9, 2016, the company, using a portion of the net proceeds from the issuance of the 2025 Notes, repaid approximately $470.0 million then outstanding under the ABL Facility and repaid $500.0 million of principal on the term B-6 loan.

On December 23, 2016, the company amended the Term Loan Agreement pursuant to which three new term loan tranches were established and certain provisions of such agreement were amended. The new tranches consisted of $3,271.8 million of a new 2016-2 term B-4 loan, $1,142.1 million of a new 2016-2 term B-5 loan and $1,600.0 million of a new 2016-1 term B-6 loan. The proceeds from the issuance of the New Term Loans were used to repay the loans that were outstanding under the Term Loan Agreement and to pay related interest and fees (collectively, the “December 2016 Term Loan Refinancing”). The December 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the December 2016 Term Loan Refinancing the company expensed $7.9 million of financing costs and also wrote off $14.0 million of deferred financing costs associated with the original term loans. The new 2016-2 term B-4 loan matures on August 25, 2021, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.0%. The new 2016-2 term B-5 loan matures on December 21, 2022, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%. The new 2016-1 term B-6 loan matures on June 22, 2023, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%. Contemporaneously with the New Term Loan refinancing, the company amended each of its existing interest rate swaps to reduce the floor on LIBOR from 100 basis points to 75 basis points. As a result, the company dedesignated its original cash flow hedges and redesignated the amended swaps prospectively. Losses deferred into other comprehensive income as of the dedesignation date which are associated with the original cash flow hedges will be amortized to interest expense over the remaining life of the hedges.

Debt Management

Total debt, including both the current and long-term portions of capital lease obligations, increased by $111.6 million to $12.3 billion as of the end of fiscal 2016 compared to $12.2 billion as of the end of fiscal 2015. The increase in fiscal 2016 was primarily due to proceeds from the issuance of long-term debt of $3,053.1 million, which principally comprised the issuance of the 2024 Notes and the 2025 Notes and borrowings under our ABL Facility partially offset by payments on long-term borrowings of $2,832.7 million. The $2,832.7 million in payments on long-term borrowings consisted primarily of $1,354.2 million of principal payments on the Term Loan Facilities, $609.6 million of principal payments related to the Redemption, and $786.0 million of payments under our ABL Facility.

Outstanding debt, including current maturities and net of debt discounts and deferred financing costs, principally consisted of (in millions):

February 25, 2017
Term loans	$5,853.0
Notes and debentures	5,393.6
Capital leases	954.0
Other notes payable and mortgages	137.3

Total debt, including capital leases	$12,337.9

Total debt, including both the current and long-term portions of capital lease obligations, decreased by $342.7 million to $12.2 billion as of the end of fiscal 2015 compared to $12.6 billion as of the end of fiscal 2014. The decrease in fiscal 2015 was primarily due to payments on long-term borrowings of $903.4 million, partially offset by proceeds from the issuance of long-term debt of $453.5 million, which were primarily comprised of additional borrowings used to fund the A&P Transaction.

See Note 8—Long-Term Debt in our consolidated financial statements, included elsewhere in this prospectus, for additional information related to our outstanding debt.

Liquidity and Factors Affecting Liquidity

We estimate our liquidity needs over the next fiscal year to be in the range of $4.5 billion to $5.0 billion, which includes anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments of debt, operating leases, capital leases and our TSA agreements with SuperValu. Based on current operating trends, we believe that cash flows from operating activities and other sources of liquidity, including borrowings under our ABL Facility, will be adequate to meet our liquidity needs for the next 12 months and for the foreseeable future. We believe we have adequate cash flow to continue to maintain our current debt ratings and to respond effectively to competitive conditions. In addition, we may enter into refinancing transactions from time to time. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our ABL Facility. See “—Contractual Obligations” for a more detailed description of our commitments as of the end of fiscal 2016.

As of February 25, 2017, we had no borrowings outstanding under our ABL Facility and total availability of approximately $3.0 billion (net of letter of credit usage). As of February 27, 2016, we had approximately $311.0 million of borrowings outstanding under our ABL Facility and total availability of approximately $2.8 billion (net of letter of credit usage).

The ABL Facility contains no financial maintenance covenants unless and until (a) excess availability is less than (i) 10% of the lesser of the aggregate commitments and the then-current borrowing base at any time or (ii) $250 million at any time or (b) an event of default is continuing. If any such event occurs, we must maintain a fixed charge coverage ratio of 1.0:1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

During fiscal 2016 and fiscal 2015, there were no financial maintenance covenants in effect under our asset-based revolving credit facilities because the conditions listed above (and similar conditions in our refinanced asset-based revolving credit facilities) had not been met.

Contractual Obligations

The table below presents our significant contractual obligations as of February 25, 2017 (in millions)(1):

	Payments Due Per Year
	Total	2017	2018-2019	2020-2021	Thereafter
Long-term debt(2)	$11,812.1	$202.6	$406.3	$3,503.8	$7,699.4
Estimated interest on long-term debt(3)	5,037.9	623.3	1,226.1	1,120.1	2,068.4
Operating leases(4)	5,666.7	770.0	1,327.6	1,016.5	2,552.6
Capital leases(4)	1,575.7	204.4	344.3	284.8	742.2
Other long-term liabilities(5)	1,264.9	293.3	370.5	174.4	426.7
2013 SuperValu TSA(6)	214.8	129.1	85.7	—	—
Purchase obligations(7)	499.3	303.8	133.8	41.5	20.2

Total contractual obligations	$26,071.4	$2,526.5	$3,894.3	$6,141.1	$13,509.5

(1)	The contractual obligations table excludes funding of pension and other postretirement benefit obligations, which totaled approximately $11.5 million in fiscal 2016 and is expected to total approximately $21.9 million in fiscal 2017. This table excludes contributions under various multi-employer pension plans, which totaled $399.1 million in fiscal 2016 and are expected to total approximately $420 million in fiscal 2017. This table also excludes potential payments related to our contingent value rights liabilities of $281.0 million.
(2)	Long-term debt amounts exclude any original issue discount and deferred financing costs. See Note 8—Long-Term Debt in our consolidated financial statements, included elsewhere in this prospectus, for additional information.
(3)	Amounts include contractual interest payments using the interest rate as of February 25, 2017 applicable to our variable interest term debt instruments and stated fixed rates for all other debt instruments, excluding interest rate swaps. See Note 8—Long-Term Debt in our consolidated financial statements, included elsewhere in this prospectus, for additional information.
(4)	Represents the minimum rents payable under operating and capital leases, excluding common area maintenance, insurance or tax payments, for which the company is also obligated.
(5)	Consists of self-insurance liabilities which have not been reduced by insurance-related receivables. Excludes the $180.1 million of assumed withdrawal liabilities related to Safeway’s previous closure of its Dominick’s division and excludes the unfunded pension and postretirement benefit obligation of $709.4 million. The amount of unrecognized tax benefits of $418.0 million as of February 25, 2017 has been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined. Excludes deferred tax liabilities and certain other deferred liabilities that will not be settled in cash and other lease-related liabilities already reflected as operating lease commitments.
(6)	Represents minimum contractual commitments expected to be paid under the SVU TSAs and the wind-down agreement, executed on April 16, 2015. See Note 12—Related Parties in our consolidated financial statements, included elsewhere in this prospectus, for additional information.
(7)	Purchase obligations include various obligations that have annual purchase commitments. As of February 25, 2017, future purchase obligations primarily relate to fixed asset, marketing and information technology commitments, including fixed price contracts. In addition, in the ordinary course of business, the company enters into supply contracts to purchase product for resale to consumers which are typically of a short-term nature with limited or no purchase commitments. The company also enters into supply contracts which typically include either volume commitments or fixed expiration dates, termination provisions and other customary contractual considerations. The supply contracts that are cancelable have not been included above.

Off-Balance Sheet Arrangements

Guarantees

The company is party to a variety of contractual agreements pursuant to which it may be obligated to indemnify the other party for certain matters. These contracts primarily relate to the company’s commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the company may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. The company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the company’s financial statements.

We are liable for certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, we could be responsible for the lease obligation, including the 11 store leases that Haggen rejected in its bankruptcy case. As a result of these lease rejections, the company recorded a loss of $32.2 million for this contingent liability, of which $1.6 million was recorded in the first quarter of fiscal 2016 and $30.6 million was recorded during fiscal 2015. See Note 13—Commitments and contingencies and off balance sheet arrangements in the consolidated financial statements of ACL for additional information. Because of the wide dispersion among third parties and the variety of remedies available, we believe that if an assignee became insolvent it would not have a material effect on our financial condition, results of operations or cash flows. See “Risk Factors—Risks Related to Our Business and Industry—We may have liability under certain operating leases that were assigned to third parties.”

In the ordinary course of business, we enter into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

Letters of Credit

We had letters of credit of $622.3 million outstanding as of February 25, 2017. The letters of credit are maintained primarily to support our performance, payment, deposit or surety obligations. We pay bank fees ranging from 1.25% to 1.75% plus a fronting fee of 0.125% on the face amount of the letters of credit.

New Accounting Policies Not Yet Adopted

See Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies in our consolidated financial statements, included elsewhere in this prospectus, for new accounting pronouncements which have not yet been adopted.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a fair and consistent manner. See Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies in our consolidated financial statements, included elsewhere in this prospectus, for a discussion of our significant accounting policies.

Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements.

Vendor Allowances

Consistent with standard practices in the retail industry, we receive allowances from many of the vendors whose products we buy for resale in our stores. These vendor allowances are provided to increase the sell-through of the related products. We receive vendor allowances for a variety of merchandising activities: placement of the vendors’ products in our advertising; display of the vendors’ products in prominent locations in our stores; supporting the introduction of new products into our retail stores and distribution systems; exclusivity rights in certain categories; and compensation for temporary price reductions offered to customers on products held for sale at retail stores. We also receive vendor allowances for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. The majority of the vendor allowance contracts have terms of less than one year.

We recognize vendor allowances for merchandising activities as a reduction of cost of sales when the related products are sold. Vendor allowances that have been earned because of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The amount and timing of recognition of vendor allowances as well as the amount of vendor allowances to be recognized as a reduction of ending inventory require management judgment and estimates. We determine these amounts based on estimates of current year purchase volume using forecast and historical data and a review of average inventory turnover data. These judgments and estimates affect our reported gross profit, operating earnings (loss) and inventory amounts. Our historical estimates have been reliable in the past, and we believe the methodology will continue to be reliable in the future. Based on previous experience, we do not expect significant changes in the level of vendor support.

Self-Insurance Liabilities

We are primarily self-insured for workers’ compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. We have established stop-loss amounts that limit our further exposure after a claim reaches the designated stop-loss threshold. In determining our self-insurance liabilities, we perform a continuing review of our overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

Any actuarial projection of self-insured losses is subject to a high degree of variability. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current year expense and, therefore, contributed to the variability in the annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.

Long-Lived Asset Impairment

We regularly review our individual stores’ operating performance, together with current market conditions, for indications of impairment. When events or changes in circumstances indicate that the carrying value of an individual store’s assets may not be recoverable, its future undiscounted cash flows are compared to the carrying value. If the carrying value of store assets to be held and used is greater than the future undiscounted cash flows, an impairment loss is recognized to record the assets at fair value. For property and equipment held for sale, we recognize impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are based on discounted cash flows or current market rates. These estimates of fair value can be significantly impacted by factors such as changes in the current economic environment and real estate market conditions. Long-lived asset impairment charges were $46.6 million, $40.2 million and $266.9 million in fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

On December 19, 2014, in connection with the Safeway acquisition, we, together with Safeway, announced that we had entered into agreements to sell 111 Albertsons and 57 Safeway stores across eight states to four separate buyers. The divestiture of these stores was required by the FTC as a condition of closing the Safeway acquisition and was contingent on the closing of the Safeway acquisition. The impairment charge in fiscal 2014 was primarily related to the divestiture of the Albertsons stores.

Business Combination Measurements

In accordance with applicable accounting standards, we estimate the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. These fair value adjustments are input into the calculation of goodwill related to the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for certain assets for which the market and income approaches could not be applied due to the nature of the asset. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, adjusted for obsolescence, whether physical, functional or economic.

Goodwill

As of February 25, 2017, our goodwill totaled $1.2 billion, of which $942.4 million was recorded as part of our acquisition of Safeway. We review goodwill for impairment in the fourth quarter of each year, and also upon the occurrence of triggering events. We perform reviews of each of our reporting units that have goodwill balances. We review goodwill for impairment by initially assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the two-step test is performed to identify potential goodwill impairment. If it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is unnecessary to perform the two-step goodwill impairment test. We may elect to bypass the qualitative assessment and proceed directly to performing the first step of the two-step goodwill impairment test. We recognize goodwill impairment for any excess of the carrying value of the reporting unit’s goodwill over the implied fair value. The impairment review requires the use of management judgment and financial estimates. Application of alternative estimates and assumptions, such as reviewing goodwill for impairment at a different level, could produce significantly different results. The cash flow projections embedded in our goodwill impairment reviews can be affected by several factors such as inflation, business valuations in the market, the economy and market competition.

The annual evaluation of goodwill performed for our reporting units during the fourth quarters of fiscal 2016, fiscal 2015 and fiscal 2014 did not result in impairment.

Employee Benefit Plans and Collective Bargaining Agreements

Substantially all of our employees are covered by various contributory and non-contributory pension, profit sharing or 401(k) plans, in addition to a dedicated defined benefit plan for Safeway, a plan for NAI and a plan for United employees. Certain employees participate in a long-term retention incentive bonus plan. We also provide certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement. Most union employees participate in multiemployer retirement plans under collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by us.

We recognize a liability for the under-funded status of the defined benefit plans as a component of pension and post-retirement benefit obligations. Actuarial gains or losses and prior service costs or credits are recorded within other comprehensive income (loss). The determination of our obligation and related expense for our sponsored pensions and other post-retirement benefits is dependent, in part, on management’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

The objective of our discount rate assumptions was intended to reflect the rates at which the pension benefits could be effectively settled. In making this determination, we take into account the timing and amount of benefits that would be available under the plans. As of February 27, 2016, we changed the method used to estimate the service and interest rate components of net periodic benefit cost for our defined benefit pension plans and other post-retirement benefit plans. Historically, the service and interest rate components were estimated using a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to use a full yield curve approach in the estimation of service and interest cost components of net pension and other post-retirement benefit plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. We utilized weighted discount rates of 4.25% and 3.92% for our pension plan expenses for fiscal 2016 and fiscal 2015, respectively. To determine the expected rate of return on pension plan assets held by us for fiscal 2016, we considered current and forecasted plan asset allocations as well as historical and forecasted rates of return on various asset categories. Our weighted assumed pension plan investment rate of return was 6.96% for fiscal 2016 and 6.96% for fiscal 2015. See Note 11—Employee Benefit Plans and Collective Bargaining Agreements in our consolidated financial statements, included elsewhere in this prospectus, for more information on the asset allocations of pension plan assets.

Sensitivity to changes in the major assumptions used in the calculation of our pension and other post-retirement plan liabilities is illustrated below (dollars in millions).

	Percentage Point Change	Projected Benefit Obligation Decrease /(Increase)	Expense Decrease / (Increase)
Discount rate	+/- 1.00%	$282.1 / $(348.2)	$13.2 / $ 3.8
Expected return on assets	+/- 1.00%	— / —	$16.9 / $(16.9)

In fiscal 2016 and fiscal 2015, we contributed $11.5 million and $7.4 million, respectively, to our pension and post-retirement plans. In the fourth quarter of fiscal 2014, we contributed $260.0 million to the Safeway ERP under a settlement with the PBGC in connection with the Safeway acquisition closing. We expect to contribute approximately $21.9 million to our pension and post-retirement plans in fiscal 2017.

Multiemployer Pension Plans

We contribute to various multiemployer pension plans. These multiemployer plans generally provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Plan trustees typically are responsible for determining the level of benefits to be provided to participants as well as the investment of the assets and plan administration. Expense is recognized in connection with these plans as contributions are funded. We made contributions to these plans of $399.1 million, $379.8 million and $113.4 million in fiscal 2016, fiscal 2015 and fiscal 2014, respectively. During fiscal 2017, we expect to contribute approximately $420 million to multiemployer pension plans, subject to collective bargaining conditions.

Additionally, in conjunction with the Safeway acquisition, we assumed withdrawal liabilities of $221.8 million related to Safeway’s previous closure of its Dominick’s division. The amount of the withdrawal liability as of February 25, 2017 with respect to the Dominick’s division was $180.1 million, which primarily reflects minimum required payments made subsequent to the date of the Safeway acquisition.

See Note 11—Employee Benefit Plans and Collective Bargaining Agreements in our consolidated financial statements, included elsewhere in this prospectus, for more information relating to our participation in these multiemployer pension plans.

Income Taxes and Uncertain Tax Positions

We review the tax positions taken or expected to be taken on tax returns to determine whether and to what extent a benefit can be recognized in our consolidated financial statements. See Note 10—Income Taxes in our consolidated financial statements, included elsewhere in this prospectus, for the amount of unrecognized tax benefits and other disclosures related to uncertain tax positions. Various taxing authorities periodically examine our income tax returns. These examinations include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating these various tax filing positions, including state and local taxes, we assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements. A number of years may elapse before an uncertain tax position is examined and fully resolved. As of

February 25, 2017, we are no longer subject to federal income tax examinations for fiscal years prior to 2012 and in most states are no longer subject to state income tax examinations for fiscal years before 2007. Tax years 2007 through 2016 remain under examination. The assessment of our tax position relies on the judgment of management to estimate the exposures associated with our various filing positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from a variety of sources, including changes in interest rates, foreign currency exchange rates and commodity prices. We have from time to time selectively used derivative financial instruments to reduce these market risks. We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments. Our market risk exposures related to interest rates, foreign currency and commodity prices are discussed below and have not materially changed from the prior fiscal year. We use derivative financial instruments to reduce these market risks related to interest rates.

Interest Rate Risk and Long-Term Debt

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps (“Cash Flow Hedges”). Our risk management objective and strategy is to utilize these interest rate swaps to protect the company against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt. We believe that we are meeting our objectives of hedging our risks in changes in cash flows that are attributable to changes in LIBOR, which is the designated benchmark interest rate being hedged (the “hedged risk”), on an amount of the company’s debt principal equal to the then-outstanding swap notional amount.

Additionally, we had a Deal-Contingent Swap that was entered into on April 16, 2014 in order to reduce our exposure to anticipated variable rate debt issuances in connection with the Safeway acquisition. In accordance with the swap agreement, we receive a floating rate of interest and pay a fixed rate of interest over the life of the contract.

Interest rate volatility could also materially affect the interest rate we pay on future borrowings under the ABL Facility and the Term Loan Facilities. The interest rate we pay on future borrowings under the ABL Facility and the Term Loan Facilities are dependent on LIBOR. We believe a 100 basis point increase on our variable interest rates would impact our interest expense by approximately $20 million.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt instruments and interest rate swaps. For debt obligations, the table presents principal amounts due and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents average notional amounts and weighted average interest rates by expected (contractual) maturity dates (dollars in millions):

	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021	Thereafter	Total	Fair Value
Long-Term Debt
Fixed Rate – Principal payments	$142.5	$13.4	$272.7	$141.0	$134.3	$5,094.3	$5,798.2	$5,843.0
Weighted average interest rate	6.6%	6.9%	5.0%	4.0%	4.8%	6.9%	6.7%
Variable Rate – Principal	$60.1	$60.1	$60.1	$60.1	$3,168.4	$2,605.1	$6,103.9	$6,038.9
Weighted average interest rate	4.0%	4.0%	4.0%	4.0%	3.8%	4.3%	4.0%

(1)	Excludes effect of interest rate swaps. Also excludes deferred financing costs and debt discounts.

	Pay Fixed/Receive Variable
	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021	Thereafter
Cash Flow Hedges
Average notional amount outstanding	$3,807	$2,925	$1,921	$1,364	$1,060	$—
Average pay rate	5.7%	5.6%	5.8%	5.8%	5.8%	—%
Average receive rate	4.3%	4.8%	5.0%	5.2%	5.3%	—%

Commodity Price Risk

We have entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. We expect to take delivery of these commitments in the normal course of business, and, as a result, these commitments qualify as normal purchases. We also manage our exposure to changes in diesel prices utilized in the company’s distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings. We do not believe that these energy and commodity swaps would cause a material change to the financial position of the company.

BUSINESS

Our Company

We are one of the largest food and drug retailers in the United States, with both strong local presence and national scale. As of February 25, 2017, we operated 2,324 stores across 35 states and the District of Columbia under 20 well-known banners, including Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Pavilions, Star Market, Carrs and Haggen. We operate in 122 MSAs and are ranked #1 or #2 by market share in 66% of them. We provide our customers with a service-oriented shopping experience, including convenient and value- added services through 1,786 pharmacies, 1,227 in-store branded coffee shops and 385 adjacent fuel centers. We have approximately 273,000 talented and dedicated employees serving on average 34 million customers each week.

Our operating philosophy is simple: we run great stores with a relentless focus on driving sales. We believe that our management team, with decades of collective experience in the food and drug retail industry, has developed a proven and successful operating playbook that differentiates us from our competitors.

We implement our playbook through a decentralized management structure. We believe this approach allows our division and district-level leadership teams to create a superior customer experience and deliver outstanding operating performance. These leadership teams are empowered and incentivized to make decisions on product assortment, placement, pricing, promotional plans and capital spending in the local communities and neighborhoods they serve. Our store directors are responsible for implementing our operating playbook on a daily basis and ensuring that our employees remain focused on delivering outstanding service to our customers.

We believe that the execution of our operating playbook, among other factors, including improved economic conditions and consumer confidence, has enabled us to grow sales, profitability and free cash flow across our business. During fiscal 2014 and fiscal 2015, on a supplemental basis including acquired Safeway, NAI and United stores, our identical store sales grew at 4.6% and 4.8%, respectively, and decreased 0.4% during fiscal 2016. Given the deflationary trends in certain commodities, such as meat, eggs and dairy, identical store sales for the third and fourth quarters of fiscal 2016 decreased. However, despite such deflationary trends, we have been able to maintain or increase our overall share in the food retail channel during fiscal 2016. While we anticipate deflationary trends in certain commodities will continue in fiscal 2017, though at lower rates than in fiscal 2016, we believe we are well-positioned to take advantage of projected food price inflation in the second half of 2017 and we plan to maintain our price competitiveness in order to drive customer traffic. We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores. The rates of identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, for fiscal 2014 and fiscal 2015 have been adjusted for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores. Without adjusting for this impact, identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, during fiscal 2014 and fiscal 2015 would have been 4.7% and 4.6%, respectively.

We are currently executing on an annual synergy plan of approximately $800 million related to the acquisition of Safeway, which we expect to achieve by the end of fiscal 2018. We expect to deliver annual run-rate synergies related to the acquisition of Safeway of approximately $750 million by the end of fiscal 2017.

For fiscal 2015, we generated net sales of $58.7 billion, Adjusted EBITDA of $2.7 billion and free cash flow, which we define as Adjusted EBITDA less capital expenditures, of $1.7 billion. For fiscal 2016, we generated net sales of $59.7 billion, Adjusted EBITDA of $2.8 billion and free cash flow of $1.4 billion. In addition to realizing increased sales, profitability and free cash flow through the implementation of our operating playbook, we expect synergies from the Safeway acquisition to enhance our profitability and free cash flow over the next few years.

Our Integration History and Banners

Over the past ten years, we have completed a series of acquisitions, beginning with our purchase of Albertson’s LLC in 2006. This was followed in March 2013 by our acquisition of NAI from SuperValu, which included the Albertsons stores that we did not already own and stores operating under the Acme, Jewel-Osco, Shaw’s and Star Market banners. In December 2013, we acquired United, a regional grocery chain in North and West Texas. In January 2015, we acquired Safeway in a transaction that significantly increased our scale and geographic reach. We also completed the acquisition of 73 stores from A&P for our Acme banner and 35 stores from Haggen during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, 15 of which operate under the Haggen banner. We continually review acquisition opportunities that we believe are synergistic with our existing store network and we intend to continue to participate in the ongoing consolidation of the food retail industry. Any future acquisitions may be material.

The following illustrative map represents our regional banners and combined store network as of February 25, 2017. We also operate 28 strategically located distribution centers and 18 manufacturing facilities. Approximately 46% of our stores are owned or ground-leased. Together, our owned and ground-leased properties have a value of approximately $12.1 billion (see “—Properties”). Our principal banners are described in more detail below.

Albertsons

Under the Albertsons banner, which dates back to 1939, we operate 475 stores in 15 states across the Western and Southern United States. In addition to our broad grocery offering, approximately 388 Albertsons stores include in-store pharmacies (offering prescriptions, immunizations, online prescription refills and prescription savings plans), and we operate five fuel centers adjacent to our Albertsons stores. The operating performance of the Albertsons stores that we acquired in 2013 has significantly improved since acquisition.

Safeway

We operate 1,270 Safeway stores in 19 states across the Western, Southern and Mid-Atlantic regions of the United States, as well as the District of Columbia. We operate these stores under the Safeway banner, which dates back to 1926, as well as the Vons, Pavilions, Randalls, Tom Thumb, Carrs and Haggen banners. Our Safeway stores also provide convenience to our customers through a network of 996 in-store pharmacies and 342 adjacent fuel centers.

The Safeway acquisition has better positioned us for long-term growth by providing us with a broader assortment of products, a more efficient supply chain, enhanced fresh and perishable offerings and a high-quality and expansive portfolio of own brand products. These improvements enable us to respond to changing customer tastes and preferences and compete more effectively in a highly competitive industry.

Safeway has achieved consistent positive identical store sales growth over 22 of the past 24 fiscal quarters, driven in part by continued investment in the store base and the implementation of local marketing programs to enhance sales. Safeway experienced an acceleration in identical store sales growth, from 1.4% in fiscal 2013 to 3.0% in fiscal 2014 and 5.0% in fiscal 2015 but a decline in identical store sales of 0.2% in fiscal 2016.

Acme, Jewel-Osco, Shaw’s and Star Market

Under the Acme, Jewel-Osco, Shaw’s and Star Market banners, we operate 517 stores, 349 in-store pharmacies and five adjacent fuel centers in 14 states across the Mid-Atlantic, Midwest and Northeast regions of the United States. Each of these banners has an operating history going back more than 100 years, has excellent store locations and has a loyal customer base. The operating performance of these banners has significantly improved since we acquired them in 2013.

United Supermarkets

In the North and West Texas area, we operate 62 stores under the United Supermarkets, Amigos and Market Street banners, together with 53 in-store pharmacies, 33 adjacent fuel centers and 12 United Express convenience stores. Our acquisition of United in December 2013 represented a unique opportunity to add a growing and profitable business in the large Texas market with an experienced and successful management team in place. Retaining the local management team was critical to our acquisition thesis. We have leveraged their abilities by both re-assigning and opening additional stores under their direct oversight. The United management team has considerable expertise in meeting the preferences of an upscale customer base with its Market Street format. United addresses its significant Hispanic customer base through its Amigos format, which we intend to leverage across other relevant regions going forward. We also benefit from distribution center and transportation efficiencies as a result of United’s adjacencies to our other operating divisions in the Southwest.

Our Organizational Structure and Operating Playbook

Our Organizational Structure

We are organized across 14 operating divisions. We operate with a decentralized management structure. Our division and district-level leadership teams are responsible and accountable for their own sales, profitability and capital expenditures, and are empowered and incentivized to make decisions on product assortment, placement, pricing, promotional plans and capital spending to best serve the local communities and neighborhoods they serve. Our division leaders collaborate to facilitate the rapid sharing of best practices. Our local merchandising teams spend considerable time working with store directors to make sure we are satisfying consumer preferences. Our store directors are responsible for ensuring that our employees provide outstanding service to our customers. We believe that this aspect of our operating playbook, combined with ongoing investments in store labor, coordinated employee training and a simple, well-understood quarterly sales and EBITDA-based bonus structure, fosters an organization that is nimble and responsive to the local tastes and preferences of our customers.

Our executive management team sets long-term strategy and annual objectives for our 14 divisions. They also facilitate the sharing of expertise and best practices across our business, including through the operation of centers of excellence for areas such as our own brands, space planning, pricing analytics, promotional effectiveness, product category trends and consumer insights. They seek to leverage our national scale by driving our efforts to maintain and deepen strong relationships with large, national consumer products vendors. The executive management team also provides substantial data-driven analytical support for decision-making, providing division management teams with insights on their relative performance. Together, all of these elements reinforce our high standards of store-level execution and foster a collaborative, competitive and winning culture.

Our Operating Playbook

Our management team has developed and implemented a proven and successful operating playbook to drive sales growth, profitability and free cash flow. Our playbook covers every major facet of store-level operations and is executed by local leadership under the supervision of our executive management team. Our playbook is based on the following key concepts:

•	Operate Our Stores to the Highest Standards. We ensure that our stores are always “full, fresh, friendly and clean.” Our efforts are driven through our rigorous G.O.L.D. (Grand Opening Look Daily) program that is focused on delivering fresh offerings, well-stocked shelves, and clean and brightly lit departments.

•	Deliver Superior Customer Service. We focus on providing superior customer service. We consistently invest in store labor and training, and our simple and well-understood sales- and EBITDA-based bonus structure ensures that our employees are properly incentivized. We measure customer satisfaction scores weekly and hold management accountable for continuous improvement. Our focus on customer service is reflected in our improving customer satisfaction scores and identical store sales growth.

•

Provide a Compelling Product Offering.    We focus on providing the highest quality fresh, natural and organic assortments to meet the demands of our customers, including through our private label brands, which we refer to as our own brands, such as Open Nature and O Organics. Our own brands products achieved over $10.5 billion in sales in fiscal 2016, and our company’s portfolio of USDA-certified organic products is one of the largest and fastest growing in the industry. In addition, we offer high-volume, high-quality and differentiated signature products, including fresh fruit and vegetables cut in-store, cookies and fried chicken prepared using our proprietary recipes, in-store roasted turkey and freshly-baked bread. Our decentralized operating structure enables our divisions to offer products that are responsive to local tastes and preferences.

•	Offer an Attractive Value Proposition to Our Customers. We maintain price competitiveness through systematic, selective and thoughtful price investment to drive customer traffic and basket size. We also use our loyalty programs, including just for U, MyMixx and our fuel-based rewards programs, as well as our strong own brand assortment to improve customer perception of our value proposition.

•	Drive Innovation Across our Network of Stores. We focus on innovation to enhance our customers’ in-store experience, generate customer loyalty and drive traffic and sales growth. We ensure that our stores benefit from modern décor, fixtures and store layout. We systematically monitor emerging trends in food and source new and innovative products to offer in our stores. In addition, we are focused on continuing to deliver personalized and promotional offers to further develop our relationship with our customers. We are currently testing our “click-and-collect” program, in which items selected online by our customers are gathered from our store shelves by our associates and picked up by our customers from our stores.

•	Make Disciplined Capital Investments. We believe that our store base is modern and in excellent condition. We apply a disciplined approach to our capital investments, undertaking a rigorous cost-benefit analysis and targeting an attractive return on investment. Our capital budgets are subject to approval at the corporate level, but we empower our division leadership to prudently allocate capital to projects that will generate the highest return.

Identical Store Sales

We believe that the execution of our operating playbook has been an important factor in the identical store sales growth across our company. The charts below illustrate historical identical store sales growth across ACL (on a supplemental basis including the acquired Safeway, NAI and United stores) and separately for the Safeway stores:

(1)	Calculated irrespective of date of acquisition.
(2)	After adjusting for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores.
(3)	We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and contribute to our ongoing success:

Powerful Combination of Strong Local Presence and National Scale.    We operate a portfolio of well-known banners with both strong local presence and national scale. We have leading positions in many of the largest and fastest-growing MSAs in the United States. Given the long operating history of our banners, many of our stores form an important part of the local communities and neighborhoods in which they operate and occupy “First-and-Main” locations. We believe that our combination of local presence and national scale provides us with competitive advantages in brand recognition, customer loyalty and purchasing, marketing and advertising and distribution efficiencies.

Best-in-Class Management Team with a Proven Track Record.    We have assembled a best-in-class management team with decades of operating experience in the food and drug retail industry. Our Chairman and Chief Executive Officer, Bob Miller, has over 50 years of food and drug retail experience, including serving as Chairman and CEO of Fred Meyer and Rite Aid and Vice Chairman of Kroger. Wayne Denningham, President & Chief Operating Officer, and Shane Sampson, Executive Vice President & Chief Marketing and Merchandising Officer, both bring significant leadership and operational experience to our management team with long tenures at our company and within the industry. Our Executive and Senior Vice Presidents and our division, district and store-level leadership teams are also critical to the success of our business. Our eight Executive Vice Presidents, 18 Senior Vice Presidents and 13 division Presidents have an average of over 20, 22 and 32 years of service, respectively, with our company.

Proven Operating Playbook.    We believe that the execution of our operating playbook has been an important factor in enabling us to achieve sales growth and increase market share. During fiscal 2014 and fiscal 2015, on a supplemental basis including acquired Safeway, NAI and United stores, our identical store sales grew at 4.6% and 4.8% respectively, and decreased 0.4% during fiscal 2016. Given the deflationary trends in certain commodities, such as meat, eggs and dairy, identical store sales for the third and fourth quarters of fiscal 2016 decreased. However, despite such deflationary trends, we have been able to maintain or increase our overall share in the food retail channel during fiscal 2016. While we anticipate deflationary trends in certain commodities will continue in fiscal 2017, though at lower rates than in fiscal 2016, we believe we are well-positioned to take advantage of projected food price inflation in the second half of 2017 and we plan to maintain our price competitiveness in order to drive customer traffic. We believe that our fiscal 2015 identical store sales and customer traffic benefited from the poor performance or closure of A&P and Haggen stores under prior ownership. We also believe that during fiscal 2016 our identical store sales and customer traffic comparisons to fiscal 2015 were negatively impacted in certain markets from our acquisition or re-opening of A&P and Haggen stores. The rates of identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, for fiscal 2014 and fiscal 2015 have been adjusted for the positive sales impact in one of our divisions during the second quarter of fiscal 2014 resulting from a labor dispute at a competitor that caused a temporary closure of its stores. Without adjusting for this impact, identical store sales growth for our stores, on a supplemental basis including acquired Safeway, NAI and United stores, during fiscal 2014 and fiscal 2015 would have been 4.7% and 4.6%, respectively.

Strong Free Cash Flow Generation.    Our strong operating results, in combination with our disciplined approach to capital allocation, have resulted in the generation of strong free cash flow. We generated free cash flow of approximately $1.7 billion and $1.4 billion in fiscal 2015 and fiscal 2016, respectively. Our ability to grow free cash flow will be enhanced by the synergies we expect to achieve from our acquisition of Safeway. We expect to deliver approximately $800 million of annual synergies by the end of fiscal 2018, and expect to achieve approximately $750 million on an annual run-rate basis by the end of fiscal 2017.

Significant Acquisition and Integration Expertise.    Growth through acquisition is an important component of our strategy, both to enhance our competitiveness in existing markets and to expand our footprint into new markets. We acquired 73 stores from A&P for our Acme banner and 35 stores from Haggen for our Albertsons banner during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, including 15 stores that operate under the Haggen banner. We continually review acquisition opportunities that we believe are synergistic with our existing store network. We have developed a proprietary and repeatable blueprint for integration, including a clearly defined plan for the first 100 days. We believe that our ability to integrate acquisitions is significantly enhanced by our decentralized approach, which allows us to leverage the expertise of incumbent local management teams. We have also developed significant expertise in synergy planning and delivery. We believe that the acquisition and integration experience of our management team, together with the considerable transactional expertise of our equity sponsors, positions us well for future acquisitions as the food and drug retail industry continues to consolidate.

For more information on our ability to achieve any expected synergies, see “Risk Factors—Risks Related to the Safeway, A&P and Haggen Acquisitions and Integration—We may not be able to achieve the full amount of synergies that are anticipated, or achieve the synergies on the schedule anticipated, from the Safeway acquisition.”

Our Strategy

Our operating philosophy is simple: we run great stores with a relentless focus on sales growth. We believe there are significant opportunities to grow sales and enhance profitability and free cash flow, through execution of the following strategies:

Continue to Drive Identical Store Sales Growth.    Consistent with our operating playbook, we plan to deliver identical store sales growth by implementing the following initiatives:

•	Enhancing and Upgrading Our Fresh, Natural and Organic Offerings and Signature Products. We continue to enhance and upgrade our fresh, natural and organic offerings across our meat, produce, service deli and bakery departments to meet the changing tastes and preferences of our customers. We also believe that continued innovation and expansion of our high-volume, high-quality and differentiated signature products will contribute to stronger sales growth.

•	Expanding Our Own Brand Offerings. We continue to drive sales growth and profitability by extending our own brand offerings across our banners, including high-quality and recognizable brands such as O Organics, Open Nature, Eating Right and Lucerne. Our own brand products achieved over $10.5 billion in sales in fiscal 2016.

•	Leveraging Our Effective and Scalable Loyalty Programs. We believe we can grow basket size and improve the shopping experience for our customers by expanding our just for U, MyMixx and fuel-based loyalty programs. In addition, we believe we can further enhance our merchandising and marketing programs by utilizing our customer analytics capabilities, including advanced digital marketing and mobile applications. We expanded our home delivery offering to 10 new markets in fiscal 2016, and expect to serve eight of the ten most populous MSAs by the end of fiscal 2017.

•	Capitalizing on Demand for Health and Wellness Services. We intend to leverage our portfolio of 1,786 pharmacies and our growing network of wellness clinics to capitalize on increasing customer demand for health and wellness services. Pharmacy customers are among our most loyal, and their average weekly spend is over 2.5x that of our non-pharmacy customers. We plan to continue to grow our pharmacy script counts through new patient prescription transfer programs and initiatives such as clinic, hospital and preferred network partnerships, which we believe will expand our access to patients. We believe that these efforts will drive sales growth and generate customer loyalty.

•	Continuously Evaluating and Upgrading Our Store Portfolio. We plan to pursue a disciplined but committed capital allocation strategy to upgrade, remodel and relocate stores to attract customers to our stores and to increase store volumes. We opened seven and 15 new stores in fiscal 2015 and fiscal 2016, respectively, and expect to open a total of 15 new stores and complete approximately 150 upgrade and remodel projects during fiscal 2017. We believe that our store base is in excellent condition, and we have developed a remodel strategy that is both cost-efficient and effective.

•	Driving Innovation. We intend to drive traffic and sales growth through constant innovation. We will remain focused on identifying emerging trends in food and sourcing new and innovative products. We will also seek to build new, and enhance existing, customer relationships through our digital capabilities.

•	Sharing Best Practices Across Divisions. Our division leaders collaborate to ensure the rapid sharing of best practices. Recent examples include the expansion of our O Organics offering across banners, the accelerated roll-out of signature products such as Albertsons’ fresh fruit and vegetables cut in-store and implementing Safeway’s successful wine and floral shop strategies, with broader product assortments and new fixtures across many of our banners.

We believe the combination of these actions and initiatives, together with the attractive industry trends described in more detail under “—Our Industry,” will continue to drive identical store sales growth.

Enhance Our Operating Margin.    Our focus on identical store sales growth provides an opportunity to enhance our operating margin by leveraging our fixed costs. We plan to realize further margin benefit through added scale from partnering with vendors and by achieving efficiencies in manufacturing and distribution. In addition, we maintain a disciplined approach to expense management and budgeting.

Implement Our Synergy Realization Plan.    We are currently executing on an annual synergy plan of approximately $800 million from the acquisition of Safeway, which we expect to achieve by the end of fiscal 2018, with associated one-time costs of approximately $840 million (net of estimated synergy- related asset sale proceeds). During fiscal 2015 and fiscal 2016, we achieved synergies from the Safeway acquisition of approximately $250 million and $575 million, respectively, and we expect to achieve synergies of approximately $675 million in fiscal 2017, or approximately $750 million on an annual run-rate basis by the end of fiscal 2017, principally from savings related to corporate and division overhead, our own brands, vendor funds and marketing and advertising cost reductions. Approximately 80% of our $800 million annual synergy target is independent of sales growth, which we believe significantly reduces the risk of achieving our target.

Our detailed synergy plan was developed on a bottom-up, function-by-function basis by combined Albertsons and Safeway teams. Synergies are expected to consist of approximately 28% from operational efficiencies within our back office, distribution and manufacturing operations, 20% from the conversion of Albertsons stores onto Safeway’s information technology systems, 14% from increased own brand penetration and improved synergies and 15% from improved vendor relationships. An additional 23% of synergies are expected to come from optimizing marketing and advertising spend in adjacent regions, as well as actionable synergies in pharmacy, utilities and insurance. A more detailed description of the expected sources of synergy is set out below:

•	Corporate and Division Cost Savings. We are removing complexity from our business by simplifying business processes and rationalizing redundant positions. As part of this process, we have finalized the plans and timing of headcount reductions in connection with our acquisition of Safeway, and, as of February 25, 2017, these reductions were substantially complete. In addition, we are taking steps to reduce transportation costs due to reduced mileage, improved facility utilization and fleet rationalization.

•	IT Conversion. We are in the process of converting our Albertsons and NAI stores, distribution centers and systems onto Safeway’s IT systems, which we believe will result in significant savings as we wind down our transition services agreements with SuperValu. We have obtained Safeway systems access for Albertsons and NAI users, developed initial consolidated reporting, launched our Data Integrity/Validation team and consolidated email directories across the company. In addition, we hired new Chief Information and Chief Information Security Officers in fiscal 2015.

•	Own Brands. We are leveraging the high-quality and expansive portfolio of our own brand products, consumer brands and manufacturing facilities owned by Safeway to improve profitability across our company. We recently developed a plan to redesign and consolidate our own brand packaging, which will no longer be differentiated by banners. Upon completion, each of our banners will offer the same own brand products. We have launched 3,000 distinct products with our new “Signature” branding and have made the majority of our own brand products available to most or all of our Albertsons and NAI stores for sale to our customers.

•	Vendor Funding. We believe our increased scale will provide optimized and improved vendor relationships, through which we receive allowances and credits for volume incentives, promotional allowances and new product placement. We intend to leverage our scale through our joint accelerated growth program with leading consumer packaged goods vendors.

•	Marketing and Advertising. We believe our scale provides opportunities for marketing and advertising savings, primarily from lower advertising rates in overlapping regions and reduced agency spend. We intend to leverage our scale, but operate locally. Our national team will execute cutting-edge merchandising programs, optimize best practice sharing across divisions and enhance consumer understanding through consumer insight and analysis. Our local marketing teams will set brand strategy and communicate brand message to customers through the use of direct mail, radio, email and web applications, just for U and MyMixx personalization, television, social media, display and signage, search engines and weekly inserts. We also intend to develop and leverage cutting-edge loyalty and digital marketing programs. Since the Safeway acquisition, we have outsourced tactical advertising functions and implemented a standardized consumer survey index across the company.

•	Pharmacy, Utilities and Insurance. We intend to consolidate managed care provider reimbursement programs increase vaccine penetration and leverage our combined scale for volume discounts on branded and generic drugs. We entered into a five-year distribution agreement with McKesson Corporation (“McKesson”) to source and distribute both branded and generic pharmaceuticals, which commenced on April 1, 2016. Purchases from McKesson represented approximately 7.6% of our fiscal 2016 sales. We will also benefit from the conversion of our banners to Safeway’s leading energy purchasing program that will allow us to buy a portion of our electrical power needs at wholesale prices. In addition, we expect to lower our corporate insurance costs by leveraging best practices and scale across the combined company. In addition, in May 2015 we hired a new Senior Vice President of Pharmacy, Health and Wellness to help grow our pharmacy business.

For more information on our ability to achieve any expected synergies, see “Risk Factors—Risks Related to the Safeway, A&P and Haggen Acquisitions and Integration—We may not be able to achieve the full amount of synergies that are anticipated, or achieve the synergies on the schedule anticipated, from the Safeway acquisition.”

Selectively Grow Our Store Base Organically and Through Acquisition.    We intend to continue to grow our store base organically through disciplined but committed investment in new stores. We opened seven and 15 new stores in fiscal 2015 and fiscal 2016, respectively, and expect to open a total of 15 new stores and complete approximately 150 upgrade and remodel projects during fiscal 2017. We acquired 73 stores from A&P for our Acme banner and 35 stores from Haggen for our Albertsons banner during fiscal 2015, and we acquired an additional 29 stores from Haggen during fiscal 2016, of which 15 operate under the Haggen banner. We evaluate acquisition opportunities on an ongoing basis as we seek to strengthen our competitive position in existing markets or expand our footprint into new markets. We believe our healthy balance sheet and decentralized structure provide us with strategic flexibility and a strong platform to make acquisitions. We believe our successful track record of integration and synergy delivery provides us with an opportunity to further enhance sales growth, leverage our cost structure and increase profitability and free cash flow through selected acquisitions. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and we are currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. Certain of our acquisitions may involve the issuance of our equity.

Our Industry

We operate in the $611 billion U.S. food and drug retail industry, a highly fragmented sector with a large number of companies competing locally and a limited number of companies with a national footprint. From 2012 through 2017, food and drug retail industry revenues increased at an average annual rate of 1.0%, driven in part by improving macroeconomic factors including gross domestic product, household disposable income, consumer confidence and employment. Several food items and categories, including meat, eggs and dairy, experienced price deflation in fiscal 2016 and price deflation is expected to continue in several food categories in fiscal 2017. On an annual basis, Food-at- Home inflation is forecasted to be between 0.00% and 1.00% in 2017. In addition to macroeconomic factors, the following trends, in particular, are expected to drive sales across the industry:

•	Customer Focus on Fresh, Natural and Organic Offerings. Evolving customer tastes and preferences have caused food retailers to improve the breadth and quality of their fresh, natural and organic offerings. This, in turn, has resulted in the increasing convergence of product selections between conventional and alternative format food retailers.

•	Converging Approach to Health and Wellness. Customers increasingly view their food shopping experience as part of a broader approach to health and wellness. As a result, food retailers are seeking to drive sales growth and customer loyalty by incorporating pharmacy and wellness clinic offerings in their stores.

•	Increased Customer Acceptance of Own Brand Offerings. Increased customer acceptance has driven growth in demand for own brand offerings, including the introduction of premium store brands. In general, own brand offerings have a higher gross margin than similarly positioned products of national brands.

•	Loyalty Programs and Personalization. To remain competitive and generate customer loyalty, food retailers are increasing their focus on loyalty programs that target the delivery of personalized offers to their customers. Food retailers are also expected to seek to strengthen customer loyalty by introducing mobile applications that allow customers to make purchases, access loyalty card data and check prices while in-store.

•	Convenience as a Differentiator. Industry participants are addressing customers’ desire for convenience through in-store amenities and services, including store-within-store sites such as coffee bars, fuel centers, banks and ATMs. Customer convenience is important for traditional grocers that must differentiate themselves from other mass retailers, club stores and other food retailers. The increasing penetration of e-commerce competition has prompted food retailers to develop or outsource online and mobile applications for home delivery, pickup and digital shopping solutions with customer convenience in mind. It has also resulted in the emergence of a number of online-only food and drug offerings.

Properties

As of February 25, 2017, we operated 2,324 stores located in 35 states and the District of Columbia as shown in the following table:

Location	Number of Stores	Location	Number of Stores	Location	Number of Stores
Alaska	25	Indiana	4	New York	17
Arizona	143	Iowa	1	North Dakota	1
Arkansas	1	Louisiana	18	Oregon	125
California	602	Maine	21	Pennsylvania	52
Colorado	112	Maryland	70	Rhode Island	8
Connecticut	4	Massachusetts	78	South Dakota	3
Delaware	20	Montana	38	Texas	221
District of Columbia	13	Nebraska	5	Utah	5
Florida	3	Nevada	48	Vermont	19
Hawaii	22	New Hampshire	27	Virginia	40
Idaho	41	New Jersey	82	Washington	224
Illinois	181	New Mexico	35	Wyoming	15

The following table summarizes our stores by size as of February 25, 2017:

Square Footage	Number of Stores	Percent of Total
Less than 30,000	210	9.0%
30,000 to 50,000	812	35.0%
More than 50,000	1,302	56.0%

Total stores	2,324	100.0%

Approximately 46% of our operating stores are owned or ground-leased properties. Together, our owned and ground-leased properties have a value of approximately $12.1 billion. Appraisals of our real estate were conducted by Cushman & Wakefield, Inc. between the fourth quarter of 2012 and the second quarter of fiscal 2016. The foregoing value estimate includes a third-party valuation of United properties relied on by management and is adjusted to give effect to FTC-mandated divestitures and other asset sales since the dates of the appraisals.

Our corporate headquarters are located in Boise, Idaho. We own our headquarters. The premises is approximately 250,000 square feet in size. In addition to our corporate headquarters, we have corporate offices in Pleasanton, California and Phoenix, Arizona. We are in the process of consolidating our corporate campuses and division offices to increase efficiency.

On December 23, 2014, Safeway and its wholly-owned real estate development subsidiary, PDC, sold substantially all of the net assets of PDC to Terramar Retail Centers, LLC, an unrelated party. PDC’s assets were comprised of shopping centers that are completed or under development. Most of these centers included grocery stores that are leased back to Safeway.

Products

Our stores offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services. We are not dependent on any individual supplier, and one third-party supplier represented more than 5% of our fiscal 2016 sales. During fiscal 2016, approximately 22% of sales, excluding fuel and pharmacy, were from our own brand products. The following table represents sales by revenue by similar type of product (in millions). Year over year increases in volume reflect acquisitions as well as identical store sales growth.

	Fiscal Year
	2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-perishables(1)	$26,699	44.7%	$26,284	44.8%	$12,906	47.5%
Perishables(2)	24,399	40.9%	23,661	40.3%	11,044	40.6%
Pharmacy	5,119	8.6%	5,073	8.6%	2,603	9.6%
Fuel	2,693	4.5%	2,955	5.0%	387	1.4%
Other(3)	768	1.3%	761	1.3%	259	0.9%

Total	$59,678	100.0%	$58,734	100.0%	$27,199	100.0%

(1)	Consists primarily of general merchandise, grocery and frozen foods.
(2)	Consists primarily of produce, dairy, meat, deli, floral and seafood.
(3)	Consists primarily of lottery and various other commissions and other miscellaneous income.

Distribution

As of February 25, 2017, we operated 28 strategically located distribution centers, 64% of which are owned or ground-leased. Our distribution centers collectively provide approximately 62% of all products to our retail operating areas. We are in the process of consolidating our distribution centers and moving Albertsons and NAI stores, distribution centers and systems onto Safeway’s IT systems in order to operate our entire distribution network across one unified platform.

Manufacturing

As measured by units for fiscal 2016, 10% of our own brand merchandise was manufactured in company-owned facilities, and the remainder of our own brand merchandise was purchased from third parties. We closely monitor make-versus-buy decisions on internally sourced products to optimize our profitability. In addition, we believe that our scale will provide opportunities to leverage our fixed manufacturing costs in order to drive innovation across our own brand portfolio.

We operated the following manufacturing and processing facilities as of February 25, 2017:

Facility Type	Number
Milk plants	6
Soft drink bottling plants	4
Bakery plants	3
Grocery/prepared food plants	2
Ice cream plants	2
Ice plant	1

Total	18

In addition, we operate laboratory facilities for quality assurance and research and development in certain plants and at our corporate offices.

Marketing, Advertising and Online Sales

Our marketing efforts involve collaboration between our national marketing and merchandising team and local divisions and stores. We augment the local division teams with corporate resources and are focused on providing expertise, sharing best practices and leveraging scale in partnership with leading consumer packaged goods vendors. Our corporate teams support divisions by providing strategic guidance in order to drive key areas of our business, including pharmacy, general merchandise and our own brands. Our local marketing teams set brand strategy and communicate brand messages through our integrated digital and physical marketing and advertising channels. We expanded our home delivery offering to 10 new markets in fiscal 2016, and expect to serve eight of the ten most populous MSAs by the end of fiscal 2017. Additionally, we are currently testing our “click-and-collect” program, in which items selected online by our customers are gathered from our store shelves by our associates and picked up by our customers from our stores.

Relationship with SuperValu

Transition Services Agreements with SuperValu

Services.    Currently, SuperValu provides certain business support services to Albertsons and NAI pursuant to the SVU TSAs. The services provided by SuperValu to Albertsons and NAI include back office, administrative, IT, procurement, insurance and accounting services. Albertsons provides records management and retention services and environmental services to SuperValu, and also provides office space to SuperValu at our Boise offices. NAI provides pharmacy services to SuperValu.

Fees.    Albertsons’ and NAI’s fees under the SVU TSAs are 50% fixed and 50% variable, and are determined in part based on the number of stores and distribution centers receiving services, which number can be reduced by Albertsons and by NAI at any time upon five weeks’ notice, with a corresponding reduction in the variable portion of the fees due to SuperValu.

Albertsons, in its capacity as a recipient of services from SuperValu, paid total fees related to the SVU TSAs of $60.0 million for fiscal 2016. The expected fee due to SuperValu for fiscal 2017 is $26.8 million. SuperValu reimburses Albertsons’ monthly expenses incurred in connection with providing office space to SuperValu at our Boise offices, as well as fees for records management and retention services, and environmental services.

NAI, in its capacity as a recipient of services from SuperValu, paid total fees related to the SVU TSAs of $97.1 million for fiscal 2016. The expected fee due to SuperValu for fiscal 2017 is $102.3 million. SuperValu pays NAI fees based on the number of operating SuperValu pharmacies receiving services.

Term.    The provision of services commenced in March 2013 and terminates on September 21, 2018. Each of SuperValu, Albertsons and NAI has seven remaining one-year consecutive options to extend the term for receipt of services under the SVU TSAs, exercisable one year in advance.

Transition and Wind Down of SuperValu TSA Services

We are in the process of converting our Albertsons and NAI stores, distribution centers and systems to Safeway’s IT systems and, in April 2015, we reached an agreement with SuperValu for its support of our implementation of this IT conversion. Specifically, we have agreed to pay SuperValu $50 million in the aggregate, subject to certain conditions, by November 1, 2018 to support the transition and wind down of the SVU TSAs, including the transition of services supporting Albertsons and NAI stores, distribution centers, divisions, back office, general office, surplus properties and other functions and facilities. We also agreed with SuperValu to negotiate in good faith if either the costs associated with the transition and wind down services are materially higher (i.e., 5% or more) than anticipated, or SuperValu is not performing in all material respects the transition and wind down services as needed to support our transition and wind down activities.

SuperValu—Albertsons and NAI Trademark Cross Licenses

In March 2013, NAI and Albertsons each entered into a trademark cross licensing agreement with SuperValu, pursuant to which each party granted the other a non-exclusive, royalty-free license to use certain proprietary rights (e.g., trademarks, trade names, trade dress, service marks, banners, etc.) consistent with the parties’ past practices and uses of the relevant proprietary rights. The cross license agreements will each remain in effect for so long as and to the extent that either party to the cross-license agreements owns any of the proprietary rights subject to the agreements.

Lancaster Operating and Supply Agreement

In March 2013, NAI entered into an operating and supply agreement with SuperValu for the operation of, and supply of products from, the distribution center located in the Lancaster, Pennsylvania area (the “Lancaster Agreement”). Under the Lancaster Agreement, NAI owns the Lancaster distribution center and SuperValu manages and operates the distribution center on behalf of NAI. In addition, SuperValu supplies NAI’s Acme and Shaw’s stores from the distribution center under a shared costs arrangement, allocating costs ratably based on each parties’ use of the distribution center. Unless earlier terminated, the initial term of the Lancaster Agreement continues until March 21, 2018. Subject to either party’s right to terminate the Lancaster Agreement for any reason and without cause upon 24 months’ notice, SuperValu may extend the term of the agreement for up to two consecutive periods of five years each. For fiscal 2016, NAI paid SuperValu approximately $1.7 billion under the Lancaster Agreement.

Capital Expenditure Program

Our capital expenditure program funds new stores, remodels, distribution facilities and IT. We apply a disciplined approach to our capital investments, undertaking a rigorous cost-benefit analysis and targeting an attractive return on investment. In fiscal 2016, we spent approximately $1,415 million for capital expenditures, including $250 million of Safeway integration-related capital expenditures. We expect to spend approximately $1,400 million in total for capital expenditures during fiscal 2017, or approximately 2.3% of our fiscal 2016 sales, including $150 million of Safeway integration-related capital expenditures. In fiscal 2017, we expect to complete approximately 150 upgrade and remodel projects and open 15 new stores.

Trade Names and Trademarks

We have invested significantly in the development and protection of “Albertsons” and “Safeway” as both trade names and as trademarks, and consider each to be an important business asset. We also own or license more than 650 other trademarks registered and/or pending in the United States Patent and Trademark Office and other jurisdictions, including trademarks for products and services such as Essential Everyday, Wild Harvest, Baby Basics, Steakhouse Choice, Culinary Circle, Safeway, Rancher’s Reserve, O Organics, Lucerne, Primo Taglio, the Deli Counter, Eating Right, mom to mom, waterfront BISTRO, Bright Green, Open Nature, Refreshe, Snack Artist, Signature Café, Signature Care, Signature Farms, Signature Kitchens, Signature Home, Signature SELECT, Value Corner, Priority, just for U, My Simple Nutrition, Ingredients for Life and other trademarks such as United Express, United Supermarkets, Amigos, Market Street, Haggen, Lucky, Pak’N Save Foods, Vons, Pavilions, Randalls, Tom Thumb, Carrs Quality Centers, ACME, Sav-On, Shaw’s, Star Market, Super Saver and Jewel-Osco.

Seasonality

Our business is generally not seasonal in nature.

Competition

The food and drug retail industry is highly competitive. The principal competitive factors that affect our business are location, quality, price, service, selection and condition of assets such as our stores.

We face intense competition from other food and/or drug retailers, supercenters, club stores, online providers, specialty and niche supermarkets, drug stores, general merchandisers, wholesale stores, discount stores, convenience stores and restaurants. We and our competitors engage in price and non-price competition which, from time to time, has adversely affected our operating margins.

For more information on the competitive pressures that we face, see “Risk Factors—Risks Related to Our Business and Industry—Competition in our industry is intense, and our failure to compete successfully may adversely affect our profitability and operating results.”

Raw Materials

Various agricultural commodities constitute the principal raw materials used by the company in the manufacture of its food products. We believe that raw materials for our products are not in short supply, and all are readily available from a wide variety of independent suppliers.

Environmental Laws

Our operations are subject to regulation under environmental laws, including those relating to waste management, air emissions and underground storage tanks. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of contamination at our facilities. Compliance with, and clean-up liability under, these laws has not had and is not expected to have a material adverse effect upon our business, financial condition, liquidity or operating results. See “—Legal Proceedings” and “Risk Factors—Risks Related to Our Business and Industry—Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect us. The storage and sale of petroleum products could cause disruptions and expose us to potentially significant liabilities.”

Employees

As of February 25, 2017, we employed approximately 273,000 full- and part-time employees, of which approximately 170,000 were covered by collective bargaining agreements. During fiscal 2016, collective bargaining agreements covering approximately 82,000 employees were renegotiated. During fiscal 2017, 103 collective bargaining agreements covering approximately 10,000 employees are scheduled to expire. We believe that our relations with our employees are good.

Legal Proceedings

We are subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes and other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages.

It is our management’s opinion that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on our business or financial condition.

During fiscal 2014, we received two subpoenas from the DEA requesting information concerning our record keeping, reporting and related practices concerning the theft or significant loss of controlled substances. The two subpoenas have resulted in essentially a single investigation, and we are cooperating with the DEA in that investigation. We have met with the DEA on several occasions, including December 2015, May 2016 and June 2016 to discuss the investigation, and we anticipate further meetings in the near future. On June 7, 2016, we received a third subpoena, which requested information concerning potential diversion by one former employee in the Seattle/Tacoma area (Washington State). We are cooperating with the DEA in that investigation. We anticipate that there will be monetary fines assessed, and administrative penalties. We have established an estimated liability for these matters which is based on information currently available to us and may change as new information becomes available.

In January 2016, we received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (the “OIG”) pertaining to the pricing of drugs offered under our MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE (the “Government Health Programs”). In particular, the OIG is requesting information on the relationship between the prices charged for drugs under the MyRxCare program and the “usual and customary” prices reported by our company in claims for reimbursements to the Government Health Programs or other third party payors, and we are cooperating with the OIG in the investigation. We are currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

On December 16, 2016, we received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to our influenza vaccination programs. The investigation concerns whether our provision of store coupons to our customers who received influenza vaccinations in our in-store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. We believe that our provision of the store coupons to our customers is an allowable incentive to encourage vaccinations. We are cooperating with the U.S. Attorney in the investigation. We are currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

On August 14, 2014, we announced that we had experienced a criminal intrusion by installation of malware on a portion of our computer network that processes payment card transactions for our retail store locations including our Shaw’s, Star Market, Acme, Jewel-Osco and Albertsons retail banners. On September 29, 2014, we announced that we had experienced a second and separate criminal intrusion. We believe these were attempts to collect payment card data. Relying on our IT service provider, SuperValu, we took immediate steps to secure the affected part of the network. We believe that we have eradicated the malware used in each intrusion. We notified federal law enforcement authorities, the major payment card networks, and our insurance carriers and are cooperating in their efforts to investigate these intrusions. As required by the payment card brands, we retained a firm to conduct a forensic investigation into the intrusions. The forensic firm has issued separate reports for each intrusion (copies of which have been provided to the card networks). Although our network had previously been found to be compliant with PCI DSS, in both reports the forensic firm found that not all of these standards had been met at the time of the intrusions, and some of this non-compliance may have contributed to or caused at least some portion of the compromise that occurred during the intrusions. On August 5, 2016, we were notified that MasterCard had asserted its initial assessment for incremental counterfeit fraud losses and non-ordinary course expenses (such as card reissuance costs) as well as a case management assessment. We believe it is probable that other payment card networks will make claims against us. If other payment card networks assert claims against us, we currently intend to dispute those claims and assert available defenses. At the present time, we believe that it is probable that we will incur a loss in connection with the claims or potential claims from the payment card networks. On December 5, 2016, we were further notified that MasterCard has asserted its final assessment of approximately $6.0 million, which we paid on December 9, 2016; however we dispute the MasterCard assessment and, on March 10, 2017, filed a lawsuit against MasterCard seeking recovery of the assessment. We have recorded an estimated liability for probable losses that we expect to incur in connection with the claims or potential claims to be made by the payment card networks. The estimated liability is based on information currently available to us and may change as new information becomes available or if other payment card networks assert claims against us. We will continue to evaluate information as it becomes available and will record an estimate of additional losses, if any, when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable. Currently, the potential range of any loss above our currently recorded amount cannot be reasonably estimated given no claims have been asserted to date by the payment card networks other than MasterCard and because significant factual and legal issues remain unresolved. On October 20, 2015, we agreed with one of our third-party payment administrators to provide a $15 million letter of credit to cover any claims from the payment card networks and to maintain a minimum level of card processing until the potential claims from the payment card networks are resolved. As a result of the criminal intrusions, two class action complaints were filed against us by consumers and are currently pending, Mertz v. SuperValu Inc. et al. filed in federal court in the state of Minnesota and Rocke v. SuperValu Inc. et al. filed in federal court in the state of Idaho, alleging deceptive trade practices, negligence and invasion of privacy. The plaintiffs seek unspecified damages. The Judicial Panel on Multidistrict Litigation has consolidated the class actions and transferred the cases to the District of Minnesota. On August 10, 2015, we and SuperValu filed a motion to dismiss the class actions, which was granted without prejudice on January 7, 2016. The plaintiffs have filed a motion to alter or amend the court’s judgment which was denied on April 20, 2016. The court also denied leave to amend the complaint. On May 18, 2016, the plaintiffs filed a notice of appeal to the Eighth Circuit and defendants filed a cross-appeal. The filing of the appellate briefs was completed by both parties on September 29, 2016 and oral arguments are scheduled for May 10, 2017. On October 6, 2015, we received a letter from the Office of Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices are leading a multi-state group that includes the Attorneys General for 14 other states requesting specified information concerning the two data breach incidents. The multi-state group has not made a monetary demand, and we are unable to estimate the possibility of or reasonable range of loss, if any. We have cooperated with the investigation. Two of our insurance carriers have denied our claim for cyber insurance coverage for losses resulting from the intrusions based on, among other things, the insurers’ conclusions that the intrusion began prior to the start date for coverage under the cyber insurance policy. We responded to the insurers’ denials disagreeing with the conclusions and reserving our rights. Our claims with other of our insurance carriers remain outstanding.

On June 17, 2011, a customer of Safeway’s home delivery business (safeway.com) filed a class action complaint in the United States District Court for the Northern District of California entitled Rodman v. Safeway Inc., alleging that Safeway had inaccurately represented on its home delivery website that the prices paid there were the same as the prices in the brick-and-mortar retail store. Rodman asserted claims for breach of contract and unfair business practices under California law. The court certified a class for the breach of contract claim, but denied class treatment for the California business practices claims. On December 10, 2014, the court ruled that the terms and conditions on Safeway’s website should be construed as creating a contractual promise that prices on the website would be the same as in the stores and that Safeway had breached the contract by charging more on the website. On August 31, 2015, the court denied Safeway’s affirmative defenses and arguments for limiting liability, and determined that website registrants since 2006 were entitled to approximately

$31.0 million in damages (which amount was reduced to $23.2 million to correct an error in the court’s calculation), plus prejudgment interest. The court then set a trial date of December 7, 2015 to determine whether pre-2006 registrants are entitled to any recovery. The parties thereafter stipulated to facts regarding the pre-2006 registration process, whereupon the court vacated the December trial date and extended its prior liability and damages rulings to class members who registered before 2006. Consequently, on November 30, 2015, the court entered a final judgment in favor of the plaintiff class in the amount of $41.9 million (comprised of $31.0 million in damages and $10.9 million in prejudgment interest). Safeway filed a Notice of Appeal from that judgment to the Ninth Circuit Court of Appeals on December 4, 2015. The company has established an estimated liability for these claims, but intends to contest both liability and damages on appeal. On April 6, 2016, the plaintiff moved for discovery sanctions against Safeway in the district court, seeking an additional $2.0 million. A hearing on the sanctions motion was held on August 25, 2016, and the court awarded sanctions against us in an amount under $1.0 million.

On June 29, 2015, counsel for Haggen delivered a notice of claims to Albertson’s LLC and Albertson’s Holdings LLC asserting that those companies had committed fraud and breached the Asset Purchase Agreement under which Haggen purchased 146 divested stores by improperly transferring inventory out of purchased stores, overstocking and understocking inventory, failing to advertise in the ordinary course of business, misusing confidential information and failing to use commercially reasonably efforts to preserve existing relationships. Haggen made no specific monetary demands, but withheld payment of approximately $41.1 million due for purchased inventory at 38 stores on the basis of these allegations. On July 17, 2015, Albertson’s LLC and Albertson’s Holdings LLC commenced a lawsuit against Haggen in the Superior Court of Los Angeles County, alleging claims for breach of contract and fraud arising out of Haggen’s failure to pay the approximately $41.1 million due for the purchased inventory. On July 20, 2015, an essentially identical complaint was filed in the Superior Court of the State of Delaware in and for New Castle County (the “State Court Action”). On August 26, 2015, we voluntarily dismissed the action we had commenced in Superior Court in Los Angeles County. On September 1, 2015, Haggen commenced a lawsuit against Albertson’s LLC and Albertson’s Holdings LLC in the United States District Court for the District of Delaware, alleging claims for violation of Section 7 of the Clayton Act, attempted monopolization under the Sherman Act, breach of contract, indemnification, breach of implied covenant of good faith and fair dealing, fraud, unfair competition, misappropriation of trade secrets under the Uniform Trade Secrets Acts, conversion and violation of the Washington Consumer Protection Act (the “District Court Action”). In the complaint, Haggen alleged that we, among other actions set out in the complaint, misused Haggen’s confidential information to draw customers away from Haggen stores, provided inaccurate, incomplete and misleading inventory data and pricing information on products transferred to Haggen, deliberately understocked and overstocked inventory in stores acquired by Haggen and wrongfully cut off advertising prior to the transfer of the stores to Haggen. Furthermore, Haggen alleged that, if it is destroyed as a competitor, its damages may exceed $1 billion, and asserted it is entitled to treble and punitive damages and to seek rescission of the asset purchase agreement. On September 8, 2015, the State Court Action was stayed due to Haggen’s Chapter 11 bankruptcy case. In addition, On September 17, 2015, we received a letter from the legal counsel of another purchaser of a small number of our FTC-mandated divested stores, alleging claims similar to those presented in Haggen’s lawsuit. We believe that the claims asserted by the additional purchaser are without merit and intend to vigorously defend against the claims. On January 21, 2016, we entered into a settlement agreement with (i) Haggen and its debtor and non-debtor affiliates, (ii) the Official Committee of Unsecured Creditors appointed in the Haggen bankruptcy case (the “Creditors’ Committee”) and (iii) Comvest Partners and its affiliates pursuant to which we resolved the District Court Action and State Court Action. The settlement agreement, which was approved by the Bankruptcy Court administering Haggen’s bankruptcy case and which is now final, provides for the dismissal with prejudice of the Pending Litigations in exchange for (a) a cash payment by us of $5.75 million to the creditor trust formed by the Creditors’ Committee (the “Creditor Trust”), (b) an agreement that we will have an allowed unsecured claim against Haggen in its bankruptcy case of $8.25 million, which we will transfer to the Creditor Trust, and (c) an exchange of releases of any and all claims among the settling parties. The settlement agreement was approved by an order of the Bankruptcy Court administering the Haggen bankruptcy case on February 16, 2016, and the order became final on March 2, 2016. Subsequently, the State Court Action was dismissed with prejudice on March 7, 2016, the District Court Action was dismissed with prejudice on March 8, 2016, and we paid $5.75 million to the Creditor Trust on March 11, 2016. The $5.75 million cash payment is incremental to the previously recorded losses of $41.1 million related to the purchased inventory in the second quarter of fiscal 2015 and $32.2 million related to our contingent lease liability for the rejected Haggen leases.

Two lawsuits have been brought against Safeway and the Safeway Benefits Plan Committee (the “Benefit Plans Committee,” and together with Safeway, the “Safeway Benefits Plans Defendants”) and other third parties alleging breaches of fiduciary duty under ERISA with respect to Safeway’s 401(k) Plan (the “Safeway 401(k) Plan”). On July 14, 2016, a complaint (“Terraza”) was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint (“Lorenz”) was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former recordkeepers. An amended complaint was filed on September 16, 2016 and a second amended complaint was filed on November 21, 2016. In general, both lawsuits allege that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. We believe these lawsuits are without merit, and intend to contest each of them vigorously. The Safeway Benefits Plans Defendants filed motions to dismiss both cases, and the hearings on the Terraza and Lorenz motions were held in February 2017. On March 13, 2017, the judge hearing the cases issued orders denying the motions to dismiss in both cases. We are currently unable to estimate the range of loss, if any, that may result from these matters due to the early procedural status of the cases.

MANAGEMENT

Executive Officers and Managers

We are a Delaware single member limited liability company. We are managed by our sole member, AB Acquisition. Accordingly, our business and affairs are currently managed under the limited liability company board of managers of AB Acquisition. As a result, we refer to AB Acquisition’s board of managers as our board of managers. We refer to the committees of the board of managers of AB Acquisition as the committees of our board of managers. The following table sets forth information regarding our executive officers and the board of managers for AB Acquisition.

Name	Age†	Position
Robert G. Miller(a)	72	Chairman and Chief Executive Officer
Wayne A. Denningham	55	President & Chief Operating Officer
Shane Sampson	52	Chief Marketing and Merchandising Officer
Robert B. Dimond	55	Executive Vice President and Chief Financial Officer
Justin Ewing	48	Executive Vice President, Corporate Development and Real Estate
Robert A. Gordon	65	Executive Vice President, General Counsel and Secretary
Susan Morris	48	Executive Vice President, Retail Operations, West Region
Jim Perkins	53	Executive Vice President, Retail Operations Special Projects
Andrew J. Scoggin	54	Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs
Anuj Dhanda	54	Executive Vice President and Chief Information Officer
Mike Withers	57	Executive Vice President, Retail Operations, East Region
Dean S. Adler	60	Manager
Sharon L. Allen*	65	Manager
Steven A. Davis*	58	Manager
Raymond Edwards(b)	54	Manager
Kim Fennebresque*(b)(c)	66	Manager
Lisa A. Gray(a)	61	Manager
Hersch Klaff	63	Manager
Ronald Kravit(c)	59	Manager
Alan Schumacher*(c)	70	Manager
Jay L. Schottenstein	62	Manager
Lenard B. Tessler(b)	64	Lead Manager
Scott Wille	36	Manager

†	As of February 25, 2017
*	Independent Director
(a)	Member, Compliance Committee
(b)	Member, Compensation Committee
(c)	Member, Audit and Risk Committee

Executive Officer and Manager Biographies

Robert G. Miller, Chairman and Chief Executive Officer.    Mr. Miller has served as our Chairman and Chief Executive Officer since April 2015 and has served as a member of our board of managers since 2006. Mr. Miller previously served as our Executive Chairman from January 2015 to April 2015, and as Chief Executive Officer from June 2006 to January 2015. Mr. Miller has over 50 years of retail food and grocery experience. Mr. Miller previously served as Chairman and Chief Executive Officer of Fred Meyer Inc. and Rite Aid Corp. He is the former Vice Chairman of Kroger and former Chairman of

Wild Oats Markets, Inc., a nationwide chain of natural and organic food markets. Earlier in his career, Mr. Miller served as Executive Vice President of Operations of Albertson’s, Inc. Mr. Miller is a current or former board member of Nordstrom Inc., JoAnn Fabrics, Harrah’s Entertainment Inc. and the Jim Pattison Group, Inc. Mr. Miller has detailed knowledge and valuable perspective and insights regarding our business and has responsibility for the development and implementation of our business strategy.

Wayne A. Denningham, President & Chief Operating Officer.    Mr. Denningham has been our Chief Operating Officer since April 2015, and was named President & Chief Operating Officer in April 2017. Previously, he served as our Executive Vice President and Chief Operating Officer, South Region, from January 2015 to April 2015 and President of our Southern California division from March 2013 to January 2015. From 2006 to March 2013, he led Albertson’s LLC’s Rocky Mountain, Florida and Southern divisions. Mr. Denningham began his career with Albertson’s, Inc. in 1977 as a courtesy clerk and served in a variety of positions with the company, including Executive Vice President of Marketing and Merchandising and Executive Vice President of Operations and Regional President.

Shane Sampson, Chief Marketing and Merchandising Officer.    Mr. Sampson has been our Chief Marketing and Merchandising Officer since April 2015. Previously, Mr. Sampson served as our Executive Vice President, Marketing and Merchandising from January 2015 to April 2015. He previously served as President of NAI’s Jewel-Osco division from March 2014 to January 2015. Previously, in 2013, Mr. Sampson led NAI’s Shaw’s and Star Market’s management team. Prior to joining NAI, Mr. Sampson served as Senior Vice President of Operations at Giant Food, a regional American supermarket chain and division of Ahold USA, from 2009 to January 2013. He has over 35 years of experience in the grocery industry at several chains, including roles as Vice President of Merchandising and Marketing and President of numerous Albertson’s, Inc. divisions.

Robert B. Dimond, Executive Vice President and Chief Financial Officer.    Mr. Dimond has been our Chief Financial Officer since February 2014. Prior to joining our company, Mr. Dimond previously served as Executive Vice President, Chief Financial Officer and Treasurer at Nash Finch Co., a food distributor, from 2007 to 2013. Mr. Dimond has over 27 years of financial and senior executive management experience in the retail food and distribution industry. Mr. Dimond has served as Chief Financial Officer and Senior Vice President of Wild Oats, Group Vice President and Chief Financial Officer for the western region of Kroger, Group Vice President and Chief Financial Officer of Fred Meyer, Inc. and as Vice President, Administration and Controller for Smith’s Food and Drug Centers Inc., a regional supermarket chain. Mr. Dimond is a Certified Public Accountant.

Justin Ewing, Executive Vice President, Corporate Development and Real Estate.    Mr. Ewing has been our Executive Vice President of Corporate Development and Real Estate since January 2015. Previously, Mr. Ewing had served as Albertson’s LLC’s Senior Vice President of Corporate Development and Real Estate since 2013, as its Vice President of Real Estate and Development since 2011 and its Vice President of Corporate Development since 2006, when Mr. Ewing originally joined Albertson’s LLC from the operations group at Cerberus. Prior to his work with Cerberus, Mr. Ewing was with Trowbridge Group, a strategic sourcing firm. Mr. Ewing also spent over 13 years with PricewaterhouseCoopers LLP. Mr. Ewing is a Chartered Accountant with the Institute of Chartered Accountants of England and Wales.

Robert A. Gordon, Executive Vice President, General Counsel and Secretary.    Mr. Gordon has been our Executive Vice President, General Counsel and Secretary since January 2015. Previously, he served as Safeway’s General Counsel from June 2000 to January 2015 and as Chief Governance Officer since 2004, Safeway’s Secretary since 2005 and as Safeway’s Deputy General Counsel from 1999 to 2000. Prior to joining Safeway, Mr. Gordon was a partner at the law firm Pillsbury Winthrop from 1984 to 1999.

Susan Morris, Executive Vice President, Retail Operations, West Region.    Ms. Morris has been our Executive Vice President, Retail Operations, West Region, since April 2017. Previously, Ms. Morris served as our Executive Vice President, Retail Operations, East Region from April 2016 to April 2017, and as President of our Denver Division from March 2015 to March 2016 and as President of our Intermountain Division from March 2013 to March 2015. From June 2012 to February 2013, Ms. Morris served as our Vice President of Marketing and Merchandising, Southwest Division. From February 2010 to June 2012, Ms. Morris served as a Sales Manager in our Southwest Division. Prior to joining our company, Ms. Morris served as Senior Vice President of Sales and Merchandising and Vice President of Customer Satisfaction at SuperValu. Ms. Morris also previously served as Vice President of Operations at Albertson’s, Inc.

Jim Perkins, Executive Vice President, Retail Operations Special Projects.    Mr. Perkins has been our Executive Vice President, Retail Operations Special Projects since April 2017. He also served as our Executive Vice President, Retail Operations, West Region from April 2016 until April 2017, and our Executive Vice President, Retail Operations, East Region, from April 2015 to April 2016. He served as President of NAI’s Acme Markets division from March 2013 to April 2015. Previously, he served as regional Vice President of Giant Food, a regional American supermarket chain, from 2009 to 2013. He began his career with Albertson’s, Inc. as a clerk in 1982. Mr. Perkins served in roles of increasing responsibility, ultimately being named Vice President of Operations for Albertson’s, Inc. In 2006, Mr. Perkins joined Albertson’s LLC’s southern division as Director of Operations.

Andrew J. Scoggin, Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs.    Mr. Scoggin has served as our current Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs since January 2015. Mr. Scoggin has also served as Executive Vice President, Human Resources, Labor Relations and Public Relations for Albertson’s LLC since March 2013, and served as the Senior Vice President, Human Resources, Labor Relations and Public Relations for Albertson’s LLC from June 2006 to March 2013. Mr. Scoggin joined Albertson’s, Inc. in the Labor Relations and Human Resources department in 1993. Prior to that time, Mr. Scoggin practiced law with a San Francisco Bay Area law firm.

Anuj Dhanda, Executive Vice President and Chief Information Officer.    Mr. Dhanda has been our Executive Vice President and Chief Information Officer since December 7, 2015. Prior to joining our company, Mr. Dhanda served as Senior Vice President of Digital Commerce of the Giant Eagle supermarket chain since March 2015, and as its Chief Information Officer since September 2013. Previously, Mr. Dhanda served at PNC Financial Services as Chief Information Officer from March 2008 to August 2013, after having served in other senior information technology positions at PNC Bank from 1995 to 2013.

Mike Withers, Executive Vice President, Retail Operations, East Region.    Mr. Withers has served as our Executive Vice President, Retail Operations, East Region since April 2017. Mr. Withers began his career with Albertsons in 1976 in Boise. Mr. Withers served as district manager in both Washington and Florida and was promoted to Big Sky Division President with responsibilities for store operations in Montana and North Dakota, a role he also held in both the Florida and Portland divisions. Since 2006, Mr. Withers has served as Vice President of Marketing and Merchandising for the Florida and Southern divisions, and President of the Southern and Jewel-Osco divisions.

Dean S. Adler, Manager.    Mr. Adler has been a member of our board of managers since 2006. Mr. Adler is CEO of Lubert-Adler, which he co-founded in 1997. Mr. Adler has served on the board of directors of Bed Bath & Beyond Inc., a nationwide retailer of domestic goods, since 2001, and previously served on the board of directors for Developers Diversified Realty Corp., a shopping center real estate investment trust, and Electronics Boutique, Inc., a mall retailer. Mr. Adler’s extensive experience in the retail and real estate industries, as well as his extensive knowledge of our company, provides valuable insight to our board of managers in industries critical to our operations.

Sharon L. Allen, Manager.    Ms. Allen has been a member of our board since June 2015. Ms. Allen served as U.S. Chairman of Deloitte LLP from 2003 to 2011, retiring from that position in May 2011. Ms. Allen was also a member of the Global Board of Directors, Chair of the Global Risk Committee and U.S. Representative of the Global Governance Committee of Deloitte Touche Tohmatsu Limited from 2003 to May 2011. Ms. Allen worked at Deloitte for nearly 40 years in various leadership roles, including partner and regional managing partner, and was previously responsible for audit and consulting services for a number of Fortune 500 and large private companies. Ms. Allen is currently an independent director of Bank of America Corporation. Ms. Allen has also served as a director of First Solar, Inc. since 2013. Ms. Allen is a Certified Public Accountant (Retired). Ms. Allen’s extensive leadership, accounting and audit experience broadens the scope of our board of managers’ oversight of our financial performance and reporting and provides our board of managers with valuable insight relevant to our business.

Steven A. Davis, Manager.    Mr. Davis has been a member of our board since June 2015. Mr. Davis is the former Chairman and Chief Executive Officer of Bob Evans Farms, Inc., a foodservice and consumer products company, where he served from May 2006 to December 2014. Mr. Davis has also served as a director of Sonic Corp., the nation’s largest chain of drive-in restaurants since January 2017, Marathon Petroleum Corporation, a petroleum refiner, marketer, retailer and transporter, since 2013, Walgreens Boots Alliance, Inc. (formerly Walgreens Co.), a pharmacy-led wellbeing enterprise, from 2009 to 2015, and CenturyLink, Inc. (formerly Embarq Corporation), a provider of communication services, from 2006 to 2009. Prior to joining Bob Evans Farms, Inc. in 2006, Mr. Davis served in a variety of restaurant and consumer packaged goods leadership positions, including president of Long John Silver’s LLC and A&W All-American Food Restaurants. In addition, he held executive and operational positions at Yum! Brands, Inc.’s Pizza Hut division and at Kraft General Foods Inc. Mr. Davis brings to our board of managers extensive leadership experience. In particular, Mr. Davis’ leadership of retail and food service companies and pharmacies provides our board of managers with valuable insight relevant to our business.

Raymond Edwards, Manager.    Mr. Edwards has been a member of our board since January 2015, and was previously a member of our board from June 2006 until August 2010. Mr. Edwards has served as Executive Vice President – Retailer Services of Kimco Realty Corporation since August 2016 and has previously served as Vice President of Retail Property Solutions at Kimco Realty Corporation from July 2011 to 2016 and as Senior Vice President and Managing Director of SBC Group from 1998 to July 2001. Mr. Edwards also serves on the board of directors of Blue Ridge Real Estate Company. Mr. Edwards’ real estate expertise and knowledge of the retail industry are valuable to our board of managers’ understanding of our business and strategic planning.

Kim Fennebresque, Manager.    Mr. Fennebresque has been a member of our board of managers since March 2015. Mr. Fennebresque has served as a senior advisor to Cowen Group Inc., a diversified financial services firm, since 2008, where he also served as its chairman, president and chief executive officer from 1999 to 2008. He has served on the boards of directors of Ally Financial Inc., a financial services company, since May 2009, BlueLinx Holdings Inc., a distributor of building products, since May 2013 and as Chairperson of BlueLinx Holdings Inc. since May 2016 and Delta Tucker Holdings, Inc. (the parent of DynCorp International, a provider of defense and technical services and government outsourced solutions) since May 2015. From 2010 to 2012, Mr. Fennebresque served as chairman of Dahlman Rose & Co., LLC, an investment bank. He has also served as head of the corporate finance and mergers & acquisitions departments at UBS and was a general partner and co-head of investment banking at Lazard Frères & Co. He has also held various positions at First Boston Corporation, an investment bank acquired by Credit Suisse. Mr. Fennebresque’s extensive experience as a director of several public companies and history of leadership in the financial services industry brings corporate governance expertise and a diverse viewpoint to the deliberations of our board of managers.

Lisa A. Gray, Manager.    Ms. Gray has been member of our board of managers since July 2014. Ms. Gray has served as Vice Chairman of Cerberus Operations and Advisory Company, LLC (“COAC”), an affiliate of Cerberus, since May 2015, and has served as General Counsel of COAC since 2004. Prior to joining Cerberus in 2004, she served as Chief Operating Executive and General Counsel for WAM!NET Inc., a provider of content hosting and distribution solutions, from 1996 to 2004. Prior to that, she was a partner at the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd from 1986 to 1996. Ms. Gray serves as Vice Chairman and General Counsel of COAC, an affiliate of our largest beneficial owner, and has extensive experience and familiarity with us. Ms. Gray has also served as a member of the board of directors of Keane Group, Inc., a provider of hydraulic fracturing, wireline technologies and drilling services, since March 2011. In addition, Ms. Gray has extensive legal and corporate governance skills which broadens the scope of our board of managers’ experience.

Hersch Klaff, Manager.    Mr. Klaff has served as a member of our board of managers since 2010. Mr. Klaff is the Chief Executive Officer of Klaff Realty, which he formed in 1984. Mr. Klaff began his career with the public accounting firm of Altschuler, Melvoin and Glasser in Chicago and is a Certified Public Accountant. Mr. Klaff’s real estate expertise and accounting and investment experience, as well as his extensive knowledge of our company, broadens the scope of our board of managers’ oversight of our financial performance.

Ronald Kravit, Manager.    Mr. Kravit has served as a member of our board of managers since 2006. Mr. Kravit is currently a Senior Managing Director and head of real estate investing at Cerberus, which he joined in 1996. Mr. Kravit has currently or previously served on the boards of Chrysler Financial Services Americas LLC, a financial services company, LNR Property LLC, a diversified real estate investment company, and Residential Capital LLC, a real estate finance company. Mr. Kravit joined Cerberus in 1996. Prior to joining Cerberus, Mr. Kravit was a Managing Director at Apollo Real Estate Advisors, L.P., a real estate investment firm, from 1994 to 1996. Prior to his tenure at Apollo, Mr. Kravit was a Managing Director at G. Soros Realty Advisors/Reichmann International, an affiliate of Soros Fund Management, from 1993 to 1994. Mr. Kravit is a Certified Public Accountant. Mr. Kravit’s experience in the real estate and financial services industries, and his extensive knowledge of our company, provides valuable insight to our board of managers.

Alan Schumacher, Manager.    Alan H. Schumacher has served as a member of our board of managers since March 2015. He has also served on the board of Warrior Met Coal, Inc., a leading producer and exporter of metallurgical coal for the global steel industry, since its initial public offering in April 2017. He has currently or previously served as a director of BlueLinx Holdings Inc., a distributor of building products, Evertec Inc., a full-service transaction processing business in Latin America, School Bus Holdings Inc., an indirect parent of school-bus manufacturer Blue Bird Corporation, Quality Distribution Inc., a chemical bulk tank truck operator, and Noranda Aluminum Holding Corporation, a producer of aluminum. Mr. Schumacher was a member of the Federal Accounting Standards Advisory Board from 2002 through June 2012. The board of managers has determined that the simultaneous service on more than three audit committees of public companies by Mr. Schumacher does not impair his ability to serve on our audit and risk committee nor does it represent or in any way create a conflict of interest for our company. Mr. Schumacher’s experience as a board director of several public companies, and his deep understanding of accounting principles, provides our board of managers with experience to oversee our accounting and financial reporting.

Jay Schottenstein, Manager.    Mr. Schottenstein has served as a member of our board of managers since 2006. Mr. Schottenstein has served as interim Chief Executive Officer of American

Eagle Outfitters, Inc. (“American Eagle”), an apparel and accessories retailer, since January 2014 and as Chairman of their board of directors since March 1992. Mr. Schottenstein previously served as Chief Executive Officer of American Eagle from March 1992 until December 2002. He has also served as Chairman of the Board and Chief Executive Officer of Schottenstein Stores since March 1992 and as president since 2001. Mr. Schottenstein also served as chief executive officer of DSW, Inc., a footwear and accessories retailer, from March 2005 to April 2009, and as chairman of the board of directors of DSW since March 2005. Mr. Schottenstein’s experience as a chief executive officer and a director of other major publically-owned retailers, and his prior experience as a member of our board of managers, gives him and our board of managers valuable knowledge and insight to oversee our operations.

Lenard B. Tessler, Lead Manager.    Mr. Tessler has served as a member of our board of managers since 2006. Mr. Tessler is currently Vice Chairman and Senior Managing Director at Cerberus, which he joined in 2001. Prior to joining Cerberus, Mr. Tessler served as Managing Partner of TGV Partners, a private equity firm that he founded, from 1990 to 2001. From 1987 to 1990, he was a founding partner of Levine, Tessler, Leichtman & Co. From 1982 to 1987, he was a founder, Director and Executive Vice President of Walker Energy Partners. Mr. Tessler is a member of the Cerberus Capital Management Investment Committee. Mr. Tessler has also served as a member of the board of directors of Keane Group, Inc., a provider of hydraulic fracturing, wireline technologies and drilling services, since October 2012, and as a Trustee of New York Presbyterian Hospital, where he also serves as member of the Investment Committee and the Budget and Finance Committee. Mr. Tessler’s leadership roles at our largest beneficial owner, his board service and his extensive experience in financing and private equity investments and his in-depth knowledge of our company and its acquisition strategy, provides critical skills for our board of managers to oversee our strategic planning and operations.

Scott Wille, Manager.    Mr. Wille has served as a member of our board of managers since January 2015. Mr. Wille is currently Co-Head of North American Private Equity and Managing Director at Cerberus, which he joined in 2006. Prior to joining Cerberus, Mr. Wille worked in the leveraged finance group at Deutsche Bank Securities Inc. from 2004 to 2006. Mr. Wille has served as a director of Remington Outdoor Company, Inc., a designer, manufacturer and marketer of firearms, ammunition and related products, since February 2014 and Keane Group, Inc., a provider of hydraulic fracturing, wireline technologies and drilling services, since 2011. Mr. Wille previously served as a director of Tower International, Inc., a manufacturer of engineered structural metal components and assemblies, from September 2010 to October 2012. Mr. Wille serves as Managing Director of our largest beneficial owner, and his experience in the financial and private equity industries, and his in-depth knowledge of our company and its acquisition strategy, are valuable to our board of managers’ understanding of our business and financial performance.

Board of Managers

Family Relationships

None of our officers or managers has any family relationship with any director or other manager. “Family relationship” for this purpose means any relationship by blood, marriage or adoption, not more remote than first cousin.

Board Composition

Our board of managers has 13 members, comprised of one executive officer, eight managers affiliated with the Sponsors and four independent managers.

Manager Independence

Our board of managers has affirmatively determined that Sharon L. Allen, Steven A. Davis, Kim Fennebresque and Alan Schumacher are independent managers as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board Committees

Our board of managers has assigned certain of its responsibilities to permanent committees consisting of board members appointed by it. Our board of managers has an audit and risk committee, compensation committee and compliance committee, each of which has the responsibilities and composition described below:

Audit and Risk Committee

Our audit and risk committee consists of Kim Fennebresque, Alan Schumacher and Ronald Kravit, with Mr. Schumacher serving as chair of the committee. The committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, our compliance with legal and regulatory requirements (to the extent not otherwise handled by our compliance committee), our independent auditor’s qualifications and independence, and the establishment and performance of our internal audit function and the performance of the independent auditor. We have three independent managers serving on our audit and risk committee. Our board of managers has determined that Alan Schumacher is an “audit committee financial expert” under SEC rules and regulations.

Our board of managers has adopted a written charter under which the audit and risk committee operates.

Compensation Committee

Our compensation committee consists of Kim Fennebresque, Lenard B. Tessler and Raymond Edwards, with Mr. Fennebresque serving as chair of the committee. The compensation committee of the board of managers is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers’ performance and advise on salary, bonus and other incentive and equity compensation.

Compliance Committee

Our compliance committee consists of Lisa A. Gray and Robert Miller, with Ms. Gray serving as chair of the committee. The purpose of the compliance committee is to assist the board in implementing and overseeing our compliance programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing our company, and monitor our performance with respect to such programs, policies and procedures.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers serves as a member of the compensation committee or board of directors or board of managers of any other entity that has an executive officer serving as a member of our board of managers or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and managers, including those officers responsible for financial reporting.

Manager Compensation

Only our independent managers received compensation for their service on our board of managers or any board committees in fiscal 2016. We reimburse all of our managers for reasonable documented out-of-pocket expenses incurred by them in connection with attendance at board of managers and committee meetings.

For fiscal 2016, all of our independent managers received an annual fee in the amount of $150,000. Messrs. Fennebresque and Schumacher each received an additional fee for fiscal 2016 in the amount of $25,000 for their service as the chairs of the compensation committee and the audit and risk committee, respectively.

In March 2017, the board of managers approved a change to the compensation plan for our independent managers. Commencing with the 2017 fiscal year, each independent manager will receive an annual cash fee in the amount of $125,000. Messrs. Fennebresque and Schumacher will receive additional annual fees for serving as a committee chair and/or member as follows:

Name	Committee Position	Additional Annual Fee

Kim Fennebresque	Chair of Compensation Committee	$20,000
	Member of Compensation Committee	$20,000
	Member of Audit Committee	$25,000

Alan Schumacher	Chair of Audit Committee	$25,000
	Member of Audit Committee	$25,000

During fiscal 2015, AB Acquisition awarded Messrs. Fennebresque, Schumacher and Davis Phantom Units (the “2015 Manager Phantom Units”) under the AB Acquisition LLC Phantom Unit Plan (the “Phantom Unit Plan”). 50% of the 2015 Manager Phantom Units are subject to time-based vesting in four annual installments of 25% (“Time-Based Units”). The second installment of the Time-Based Units vested on the last day of fiscal 2016. The remaining 50% of the 2015 Manager Phantom Units were initially subject to both time-based vesting in four annual installments of 25% and to the achievement of fiscal year performance targets (“Performance Units”). The second installment of the Performance Units were subject to vesting on February 25, 2017, the last day of fiscal 2016, subject to AB Acquisition’s achievement of an annual Adjusted EBITDA target for fiscal year 2016 of $3,031 million. In October 2016, the compensation committee determined that all such Performance Units converted to Time-Based Units that would vest solely subject to the manager’s continued service through the last day of fiscal 2016. Accordingly, each of Messrs. Fennebresque, Schumacher and Davis became vested in such Phantom Units on February 25, 2017. In May 2017, the compensation committee determined that all remaining outstanding Performance Units awarded to our independent managers converted to Time-Based Units that would vest solely subject to the manager’s continued service through the last day of the applicable fiscal year. In the event that following an initial public offering of AB Acquisition’s equity, a manager’s service is terminated without cause (as defined in the Phantom Unit Plan), or due to the manager’s death or disability, all of such manager’s 2015 Manager Phantom Units will become 100% vested.

On April 28, 2016, AB Acquisition awarded 5,848 Phantom Units to each of Messrs. Davis, Fennebresque and Schumacher and Ms. Allen. These Phantom Unit awards became 100% vested on February 25, 2017, the last day of fiscal 2016.

On February 26, 2017, AB Acquisition awarded 9,191 Phantom Units to each of Messrs. Davis, Fennebresque and Schumacher and Ms. Allen, each with a grant date value of $125,000, that, if vested, will be settled upon the termination of the applicable manager’s service. These Phantom Units will vest 100% on the last day of fiscal 2017, subject to the manager’s continuous service through the vesting date.

See “Executive Compensation—Incentive Plans—Phantom Unit Plan” for additional information regarding the Phantom Unit Plan.

In March 2017, the board of managers approved a manager compensation plan for all of our non-employee managers that will become effective upon the consummation of an initial public offering of the equity of AB Acquisition (or any parent entity of AB Acquisition) pursuant to which:

•	each non-employee manager will receive an annual cash fee in the amount of $125,000, which the manager may elect to receive in the form of a grant of a fully vested restricted unit award that will be settled upon the termination of the manager’s service;

•	our Lead Manager will receive an additional annual fee in the amount of $30,000; and

•	non-employee managers serving as chair and/or committee members will receive an additional annual fee as set forth in the table below:

Committee	Additional Annual Chair Fee	Additional Annual Member Fee
Audit and Risk	$25,000	$25,000
Compensation	$20,000	$20,000
Compliance	$20,000	$20,000

In addition, following any such initial public offering, each manager will receive an annual grant of restricted units with respect to the equity of the public company with a grant date value of $125,000 that, if vested, will be settled upon the termination of the manager’s service. The restricted units grants will vest 100% upon the one-year anniversary of the grant date, or, if earlier, the first stockholder meeting of the public company in the calendar year following the year in which the grant date occurs, subject to the manager’s continuous service through the vesting date. A manager appointed to serve on our board of managers during a fiscal year, or between annual stockholder meetings of the public company, will receive a pro-rated grant of any such restricted units for the year of appointment, subject to the same terms (including timing of vesting) as the grants made to the other managers for such year, but based on the grant date value on the date of grant.

Manager Compensation Table

Four members of our board of managers, Sharon L. Allen, Steven A. Davis, Kim Fennebresque and Alan Schumacher, received compensation for their service on our board during fiscal 2016, as set forth in the table below and as described in “—Manager Compensation.”

(in dollars) Name	Fees Earned or Paid in Cash	Unit Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Sharon L. Allen	150,000	100,000	—	—	—	—	250,000
Steven A. Davis	150,000	100,000	—	—	—	—	250,000
Kim Fennebresque	175,000	100,000	—	—	—	—	275,000
Alan Schumacher	175,000	100,000	—	—	—	—	275,000

(1)	Reflects the grant date fair value calculated in accordance with ASC 718. The amount reflects the 5,848 Phantom Units granted to each manager on April 28, 2016. Such Phantom Units became fully vested on February 25, 2017,

As of February 25, 2017, the aggregate number of outstanding vested and unvested Phantom Units held by each independent manager was:

Name	Number of Vested Phantom Units	Number of Unvested Phantom Units
Sharon L. Allen	65,848	—
Steven A. Davis	18,348	12,500
Kim Fennebresque	18,348	12,500
Alan Schumacher	18,348	12,500

The unvested Phantom Units will vest 25% each year at the end of fiscal 2018 and 2019, subject to the terms described in “—Manager Compensation.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is designed to provide an understanding of our compensation philosophy and objectives, compensation-setting process, and the fiscal 2016 compensation of our named executive officers, or “NEOs.” Our NEOs for fiscal 2016 are:

•	Robert G. Miller, our Chairman and Chief Executive Officer;

•	Robert B. Dimond, our Executive Vice President and Chief Financial Officer;

•	Wayne A. Denningham, our President and Chief Operating Officer;

•	Justin Dye, who served as our Chief Administrative Officer until his voluntary resignation on April 14, 2017; and

•	Shane Sampson, our Chief Marketing and Merchandising Officer.

Compensation Philosophy and Objectives

Our general compensation philosophy is to provide programs that attract, retain and motivate our executive officers who are critical to our long-term success. We strive to provide a competitive compensation package to our executive officers to reward achievement of our business objectives and align their interests with the interests of our equityholders. We have sought to accomplish these goals through a combination of short- and long-term compensation components that are linked to our annual and long-term business objectives and strategies. To focus our executive officers on the fulfillment of our business objectives, a significant portion of their compensation is performance-based.

The Role of the Compensation Committee

The compensation committee is responsible for determining the compensation of our executive officers. The compensation committee’s responsibilities include determining and approving the compensation of the Chief Executive Officer and reviewing and approving the compensation of all other executive officers.

Compensation Setting Process

In recent years, our compensation program reflected our operations as a private company. In determining the compensation for our executive officers, we relied largely upon the experience of our management and our board of managers with input from our Chief Executive Officer.

Our board of managers has established a compensation committee to be responsible for administering our executive compensation programs. As part of the administration of our executive compensation programs, the Chief Executive Officer provides the compensation committee with his assessment of the NEOs’ performance and other factors used in developing his recommendation for their compensation, including salary adjustments, cash incentives and equity grants.

We have engaged a compensation consultant to provide assistance in determining the compensation of our executive officers. Such assistance may include establishing a peer group and formal benchmarking process to ensure that our executive compensation program is competitive and offers the appropriate retention and performance incentives.

Components of the NEO Fiscal 2016 Compensation Program

The company uses various compensation elements to provide an overall competitive total compensation and benefits package to the NEOs that is tied to creating value and commensurate with our results and aligns with our business strategy. Set forth below are the key elements of the fiscal 2016 compensation program for our NEOs:

•	base salary that reflects compensation for the NEO’s role and responsibilities, experience, expertise and individual performance;

•	quarterly bonus based on division performance;

•	annual bonus based on our financial performance for the fiscal year;

•	incentive compensation based on the value of AB Acquisition’s equity;

•	severance protection; and

•	other benefits that are provided to all employees, including healthcare benefits, life insurance, retirement savings plans and disability plans.

Base Salary

We provide the NEOs with a base salary to compensate them for services rendered during the fiscal year. Base salaries for the NEOs are determined on the basis of each executive’s role and responsibilities, experience, expertise and individual performance. Our NEOs are not eligible for automatic annual salary increases. For fiscal 2016, we determined that the base salary levels applicable to our NEOs at the end of fiscal 2015 remained appropriate and that no adjustments would be made to the base salaries for our NEOs in fiscal 2016. The annual base salaries for fiscal 2016 for our NEOs were as follows: Mr. Miller—$2,000,000; Mr. Dimond—$700,000; and Messrs. Denningham, Sampson and Dye—$800,000. Effective April 16, 2017, the base salaries for Messrs. Denningham, Sampson and Dimond were increased to $1,000,000, $900,000 and $775,000, respectively.

Bonuses

Performance-Based Bonus Plans

We recognize that our corporate management employees shoulder responsibility for supporting our operations and in achieving positive financial results. Therefore, we believe that a substantial percentage of each executive officer’s annual compensation should be tied directly to the achievement of performance goals.

2016 Bonus Plan.    All of our NEOs participated in the Corporate Management Bonus Plan established for fiscal 2016 (the “2016 Bonus Plan”). Consistent with our fiscal 2015 bonus plan, the 2016 Bonus Plan provided for two components:

•	a quarterly bonus component based on the performance achieved by each of our divisions for each fiscal quarter in fiscal 2016 (each a “Quarterly Division Bonus”), other than our United Supermarket and Haggen divisions; and

•	an annual bonus component based on performance for the full fiscal 2016 (“Annual Corporate Bonus”).

The goals set under the 2016 Bonus Plan were designed to be challenging and difficult to achieve, but still within a realizable range so that achievement was both uncertain and objective. We believe that this methodology created a strong link between our NEOs and our financial performance.

The Quarterly Division Bonus component and the Annual Corporate Bonus component each constituted 50% of each NEO’s 2016 target bonus opportunity. Consistent with our fiscal 2015 bonus plan and the Executive Employment Agreements (as defined below), we established the fiscal year 2016 target bonus opportunity for each NEO under the 2016 Bonus Plan as 60% of the NEO’s annual base salary. We believe that the target bonus opportunity for our NEOs is appropriate based on their positions and responsibilities, as well as their individual ability to impact our financial performance, and places a proportionately larger percentage of total annual pay for our NEOs at risk based on our performance.

Quarterly Division Bonus.    The target bonus opportunity for each fiscal quarter was calculated by dividing the NEO’s 2016 fiscal year target bonus opportunity by 52 weeks and multiplying the result by the number of weeks in the applicable fiscal quarter, then dividing by half (each a “Quarterly Bonus Target”). Higher and lower percentages of base salary could be earned for each fiscal quarter if minimum performance levels or performance levels above target were achieved. The maximum bonus opportunity for each fiscal quarter under the 2016 Bonus Plan was 200% of the applicable Quarterly Bonus Target. No amount would be payable for the applicable fiscal quarter if results fell below established threshold levels. We believe that having a maximum cap serves to promote good judgment by the NEOs, reduces the likelihood of windfalls and makes the maximum cost of the plan predictable.

At the beginning of each fiscal quarter, the management of each division participating in the 2016 Bonus Plan, with approval from our corporate management, established the division’s EBITDA goal for the applicable fiscal quarter with threshold, plan, target and maximum goals. After the end of the fiscal quarter, our corporate finance team calculated the financial results for each retail division and reported the Quarterly Division Bonus percentage earned, if any. A division earned between 0% to 100% of its bonus target amount for achievement of EBITDA for the fiscal quarter between the threshold and target levels. If the division exceeded 100% of its target EBITDA for a fiscal quarter, the amount in excess of target EBITDA would be earned in proportion to the maximum goals, subject to a cap based on achievement of division sales goals for such fiscal quarter as follows:

Quarterly Sales Goal Percentage Achieved	Maximum Percentage of Quarterly Division Bonus Target Earned
Below 99%	100%
99%-99.99%	150%
100% or greater	200%

The bonuses earned by our NEOs for each fiscal quarter were determined by adding together the percentage of the quarterly division bonus target amounts earned for all of the divisions and dividing the sum by thirteen (the number of our divisions participating in the 2016 Bonus Plan).

Annual Corporate Bonus.    The Annual Corporate Bonus component was based on the level of achievement by the company of an annual Adjusted EBITDA target for fiscal year 2016 of $3,031 million. Amounts under the Annual Corporate Bonus could be earned above or below target level. The threshold level above which a percentage of the Annual Corporate Bonus could be earned was achievement above 90% of the Adjusted EBITDA target and 100% of the Annual Corporate Bonus may be earned at achievement of 100% of the Adjusted EBITDA target, with interim percentages earned for achievement between levels. If achievement exceeded 100% of the Adjusted EBITDA target, 10% of the excess Adjusted EBITDA would be added to the bonus pool, but payout was capped at 200% on the Annual Corporate Bonus component of the NEO’s 2016 fiscal year target bonus opportunity. Based on our achievement of Adjusted EBITDA of $2,817 million in fiscal 2016, 92.9% of target, the compensation committee determined that 29.4% of the Annual Corporate Bonus component of each NEO’s 2016 fiscal year target bonus opportunity was earned.

Our NEOs earned the following amounts under the 2016 Bonus Plan:

Name	Aggregate Fiscal 2016 Quarterly Division Bonus Earned ($)	Fiscal 2016 Annual Corporate Bonus Earned ($)	Aggregate Fiscal 2016 Bonus Earned ($)
Robert G. Miller	263,400	176,400	439,800
Robert B. Dimond	92,190	61,740	153,930
Wayne A. Denningham	105,360	70,560	175,920
Justin Dye	105,360	70,560	175,920
Shane Sampson	105,360	70,560	175,920

2017 Bonus Plan.    Our 2017 bonus plan generally has been structured in the same manner as our 2016 Bonus Plan.

Special Bonuses

In addition to the annual cash incentive program, we may from time to time pay our NEOs discretionary bonuses as determined by the board of managers or the compensation committee to provide for additional retention or upon special circumstances. In connection with the commencement of their employment, Messrs. Dimond and Sampson received retention bonuses in the amounts of $1,500,000 and $1,000,000, respectively. Upon his subsequent transfer to the position of Division President of Jewel-Osco and in recognition of his performance, in March 2014, Mr. Sampson’s retention award was increased to $1,240,000. Mr. Dimond’s and Mr. Sampson’s retention bonuses were paid in four installments, each in the amounts of $375,000 and $310,000, respectively, on April 1, 2014, April 1, 2015, April 1, 2016, and April 1, 2017.

In recognition of his performance and as an additional incentive, in March 2013, Mr. Denningham received a retention bonus in the amount of $700,000. Mr. Denningham’s retention bonus was paid in four installments, each in the amount of $175,000, in April 2014, April 2015, April 2016, and April 2017.

Incentive Plans

Miller Incentive Units

Under an amendment to Mr. Miller’s employment agreement with AB Acquisition entered into in March 2014, AB Acquisition agreed that, upon the closing of the Safeway acquisition, Mr. Miller would be granted a fully-vested equity award equal to a 1.0% interest in AB Acquisition. Accordingly, as required under his employment agreement, upon the closing of the Safeway acquisition, Mr. Miller was granted 3,350,084 fully-vested and non-forfeitable Investor Incentive Units of AB Acquisition (the “Miller Incentive Units”). The Miller Incentive Units entitle Mr. Miller to participate in cash distributions of Albertsons, NAI and Safeway based on his ownership percentage of the aggregate ABS, NAI and Safeway units, AB Acquisition series 1 Incentive Units and AB Acquisition Investor Incentive Units outstanding. All distributions are on a subordinate basis to the $2,308.6 million aggregate distributions to Albertsons, NAI and Safeway unitholders after which Mr. Miller will participate on a pro rata basis. The Miller Incentive Units are convertible to an equal number of ABS units, NAI units and Safeway units reflecting the fair market value of such units as of the conversion date, which is the earlier of (i) January 30, 2020 and (ii) the effective date of consummation of an initial public offering of the equity of AB Acquisition or Albertsons or a sale of all or substantially all of the consolidated assets of the company and its subsidiaries. The Miller Incentive Units are fully vested and contain no voting rights.

Phantom Unit Plan

In fiscal 2015, AB Acquisition adopted the Phantom Unit Plan. See “—Incentive Plans—Phantom Unit Plan” for additional information regarding the Phantom Unit Plan.

On March 5, 2015, AB Acquisition granted Phantom Units to the NEOs (the “2015 Phantom Units”). To align Mr. Denningham’s equity awards with those granted to other senior executives, on August 2, 2016, AB Acquisition granted him an additional 400,000 Phantom Units (the “Denningham 2016 Award”). In addition, in connection with his promotion to the position of President, on April 19, 2017 AB Acquisition granted Mr. Denningham an additional 250,000 Phantom Units (together with the Denningham 2016 Award and the 2015 Phantom Units, the “NEO Phantom Units”).

50% of the NEO Phantom Units are Time-Based Units that are subject to the NEO’s continued service through each applicable vesting date. 25% of the Time-Based Units under the 2015 Phantom Units and 33% of the Time-Based Units under the Denningham 2016 Award vested on the last day of fiscal 2016. The remaining 50% of the NEO Phantom Units are Performance Units that are subject to both the NEO’s continued service through each applicable vesting date and to the achievement of annual performance targets. 25% of the Performance Units under the 2015 Phantom Units and 33.3% of the Performance Units under the Denningham 2016 Award were subject to vesting on February 25, 2017, the last day of fiscal 2016, and AB Acquisition’s achievement of an annual Adjusted EBITDA target for fiscal year 2016 of $3,031 million. In October 2016, the compensation committee determined that it was unlikely that the fiscal 2016 performance measure would be achieved. To maintain the retention value of such Performance Units, the compensation committee converted all such Performance Units to Time-Based Units that would vest solely subject to the NEO’s continued service through the last day of fiscal 2016. Accordingly, all such Performance Units vested on the last day of fiscal 2016. In the event of an initial public offering of AB Acquisition’s equity, any Performance Units (other than those with respect to a missed year) will become vested based solely on the NEO’s continued service and, if following the consummation of such initial public offering an NEO’s service is terminated without Cause (as defined below), or due to the NEO’s death or disability, all of such NEO’s NEO Phantom Units will become 100% vested.

The NEO Phantom Units were granted with the right to receive a “Tax Bonus” that entitles the participant to receive a bonus equal to 4% of the fair value of the series 2 Incentive Units of AB Acquisition paid to the participant in respect of vested Phantom Units.

Employment Agreements

Robert G. Miller

During fiscal 2016, Mr. Miller was a party to an employment agreement with AB Acquisition, dated March 13, 2006, as amended (the “Miller Employment Agreement”). The term of Mr. Miller’s employment under the Miller Employment Agreement will expire on January 30, 2018.

The Miller Employment Agreement provides that Mr. Miller will serve as the senior most executive officer of AB Acquisition and the company and a voting member of the board of managers and of any executive or operating committee of the board of managers other than, following an initial public offering of AB Acquisition’s equity, the compensation committee, audit committee or any other committee required by the rules of the SEC or the applicable securities exchange to be made up of solely independent managers.

The Miller Employment Agreement provides that Mr. Miller will receive an annual base salary in the amount of $2,000,000 per year.

In the event of a termination of Mr. Miller’s employment without Cause or by Mr. Miller with Good Reason, subject to his execution of a release, Mr. Miller will be entitled to a lump sum payment equal to his base salary for the remainder of the term and his target long-term incentive plan bonus, if any. In addition, following the term of Mr. Miller’s employment, Mr. Miller will be entitled to a payment of $50,000 per month (or partial month) during his lifetime and, after his death, his spouse will become entitled to a payment of $25,000 per month for each month (or partial month) during her lifetime. In any event, such payments will cease on the tenth anniversary of the end of the term.

Pursuant to the Miller Employment Agreement, Mr. Miller is entitled to the use of corporate aircraft for up to 100 hours of personal use per year for himself, his family members and guests at no cost to him, other than to pay income tax on such usage at the lowest permissible rate. In addition, pursuant to the Miller Employment Agreement, AB Acquisition assigned $5.0 million of the key man life insurance policy it had obtained on Mr. Miller’s life to Mr. Miller in favor of one or more beneficiaries designated by him from time to time. AB Acquisition agreed to maintain such policy (or substitute equivalent policies) in effect for a period of at least 10 years following the closing of the Safeway acquisition (whether or not Mr. Miller remains employed with the company).

For purposes of the Miller Employment Agreement, “Cause” generally means:

•	an act of fraud, embezzlement, or misappropriation by Mr. Miller intended to result in substantial personal enrichment at the expense of the company; or

•	Mr. Miller’s willful or intentional failure to materially comply (to the best of his ability) with a specific, written direction of the board of managers that is consistent with normal business practice and not inconsistent with the Miller Employment Agreement and his responsibilities thereunder, and that within 10 business days after the delivery of written notice of the failure is not cured to the best of his ability or that Mr. Miller has not provided notice that the failure was based on his good faith belief that the implementation of such direction would be unlawful or unethical.

For purposes of the Miller Employment Agreement, “Good Reason” generally means:

•	a change of control;

•	any material adverse alteration in Mr. Miller’s titles, positions, duties, authorities, reporting relationships or responsibilities that is not cured within 10 business days of notice from Mr. Miller; or

•	any material failure by us to comply with the Miller Employment Agreement that is not cured within 10 business days of notice from Mr. Miller.

Robert B. Dimond, Justin Dye, Shane Sampson and Wayne A. Denningham

During fiscal 2016, Mr. Dimond was party to an employment agreement with AB Management Services Corp. dated September 9, 2014, and Mr. Dye was party to an employment agreement with NAI dated March 21, 2013. Effective as of January 30, 2015, Mr. Sampson was party to a letter agreement with AB Management Services Corp. pursuant to which he served as Executive Vice President Marketing and Merchandising and was entitled to a base salary of $700,000 (increased to $800,000 effective as of April 12, 2015) and a bonus opportunity of 60% of base salary. To further align the compensation arrangements of our executive officers, Messrs. Denningham and Sampson each entered into an employment agreement with AB Management Services Corp., dated as of June 26, 2016 and June 28, 2016, respectively. Such employment agreements, together with the amended and restated employment agreements with Messrs. Dimond and Dye discussed above, are referred to as the “Executive Employment Agreements.”

The Executive Employment Agreements provide for a term through January 30, 2018. Each Executive Employment Agreement provides for an annual base salary ($800,000 for Mr. Dye, and increased, effective as of April 16, 2017, to $1,000,000, $900,000, and $775,000 for Messrs. Denningham, Sampson and Dimond, respectively), and that each executive is eligible to receive an annual bonus targeted at 60% of his annual base salary.

If the executive’s employment terminates due to his death or he is terminated due to disability, the executive or his legal representative, as appropriate, will be entitled to receive a lump sum payment in an amount equal to 25% of his base salary. If the executive’s employment is terminated without Cause or by the executive for Good Reason, subject to his execution of a release, the executive is entitled to a lump sum payment of his base salary and target bonus for a period of 24 months, and reimbursement of the cost of continuation coverage of group health coverage for 36 months.

For the purposes of each Executive Employment Agreement, “Cause” generally means:

•	conviction of a felony;

•	acts of intentional dishonesty resulting or intending to result in personal gain or enrichment at the expense of the company, its subsidiaries or its affiliates;

•	a material breach of the executive’s obligations under the applicable Executive Employment Agreement, including but not limited to breach of the restrictive covenants or fraudulent, unlawful or grossly negligent conduct by the executive in connection with his duties under the applicable Executive Employment Agreement;

•	Personal conduct by the executive which seriously discredits or damages the company, its subsidiaries or its affiliates; or

•	contravention of specific lawful direction from the board of managers.

For the purposes of each Executive Employment Agreement, “Good Reason” generally means:

•	a reduction in the base salary or target bonus; or

•	without prior written consent, relocation of the executive’s principal location of work to any location that is in excess of 50 miles from such location on the date of the applicable Executive Employment Agreement.

The Executive Employment Agreements with Messrs. Dimond, Denningham and Sampson also provide for payment of the remaining payments of the retention bonuses for each executive described above under “—Bonuses—Special Bonuses.”

Dye Separation Agreement

Effective April 14, 2017, Mr. Dye voluntarily resigned from the company and, on April 19, 2017, entered into a separation agreement with AB Acquisition, NAI, AB Management Services Corp. and Albertsons Companies, Inc. (the “Dye Separation Agreement”). Pursuant to the Dye Separation Agreement, in consideration for Mr. Dye’s release of claims and his agreement to cooperate as reasonably requested to effectuate certain transactions, Mr. Dye’s resignation was treated in the same manner as if he were terminated without Cause and Mr. Dye was provided with the severance payments and benefits under his Executive Employment Agreement as described above. Pursuant to the Dye Separation Agreement, Mr. Dye acknowledged and agreed that he remains subject to the 24-month post-termination non-competition and non-solicitation provisions set forth in his Executive Employment Agreement.

Severance Plan

We maintain the Albertsons Severance Plan for Officers (the “Severance Plan”) to provide severance benefits to certain employees who do not have severance rights under an employment agreement. Prior to entering into their respective Executive Employment Agreements, Messrs. Denningham and Sampson were eligible to participate in the Severance Plan. The Severance Plan provides that, subject to the execution of a release of claims and to certain exceptions set forth in the Severance Plan, an eligible employee who incurred an involuntary termination of employment due to certain job restructurings, reductions in force, sale of facilities, or job eliminations (and not due to any other reason including termination for misconduct or unsatisfactory job performance as determined by the company, or voluntary termination), or participants who resign for good reason within 18 months following a change in control, will be eligible to receive:

•	a lump sum severance payment in an amount equal to two weeks of pay per year of service, with a minimum of eight weeks of severance pay; and

•	a lump sum payment equal to 12 weeks of our premium cost for providing medical, dental and vision coverage.

For the purposes of the Severance Plan, “good reason” means either a good reason event as defined in the participant’s written employment agreement, or if none, a material adverse change in the participant’s responsibilities, authority or duties, or a reduction in the participant’s annual rate of base salary below 90% of his or her current base pay.

Deferred Compensation Plan

Our subsidiaries Albertson’s LLC and NAI maintain the Albertson’s LLC Makeup Plan and NAI Makeup Plan, respectively (collectively, the “Makeup Plans”). The Makeup Plans are unfunded non-qualified deferred compensation arrangements. Designated employees, including our NEOs, may elect to defer the receipt of a portion of their base pay, bonus and incentive payments under the Makeup Plan. For fiscal 2016, Messrs. Dye and Sampson were eligible to participate in the NAI Makeup Plan, and the other NEOs were eligible to participate in the Albertson’s LLC Makeup Plan. The amounts deferred are held in a book entry account and are deemed to have been invested by the participant in investment options designated by the participant from among the investment options made available by the committee under the Makeup Plans. Participants are vested in their accounts under the Makeup Plans to the same extent they are vested in their accounts under the 401(k) plan discussed below, except that accounts under the Makeup Plans will become fully vested upon a change in control. No deferral contributions for a year will be credited, however, until the participant has been credited with the maximum amount of elective deferrals permitted by the terms of the 401(k) plans and/or the limitations imposed by the Code. In addition, participants will be credited with an amount equal to the excess of the amount we would contribute to the 401(k) plans as a company contribution on the participant’s behalf for the plan year without regard to any limitations imposed by the Code based on the participant’s compensation over the amount of our actual company contributions for the plan year. Generally, payment of the participant’s account under the Makeup Plans will be made in a lump sum following the participant’s separation from service. Participants may receive a distribution of up to 100% of their account during employment in the event of an emergency. Participants in the Makeup Plans are unsecured general creditors. See the table entitled “Nonqualified Deferred Compensation” below for information with regard to the participation of the NEOs in the Makeup Plans.

401(k) Plan

Albertson’s LLC and NAI maintain 401(k) plans with terms that are substantially identical. For fiscal 2016, Messrs. Dye and Sampson were eligible to participate in the 401(k) plan sponsored by

NAI, and the other NEOs were eligible to participate in Albertson’s LLC’s 401(k) plan. The plans permit eligible employees to make voluntary, pre-tax contributions to the plan up to a specified percentage of compensation, subject to applicable tax limitations. We may make a discretionary matching contribution to the plans equal to a pre-determined percentage of an employee’s voluntary, pre-tax contributions and may make an additional discretionary profit sharing contribution to the plans, subject to applicable tax limitations. Eligible employees who elect to participate in the plans are generally vested in any matching contribution after one year of service with us and fully vested at all times in their employee contributions to the plans. The plans are intended to be tax-qualified under Section 401(a) of the Code; accordingly, contributions to the plans and income earned on plan contributions are not taxable to employees until withdrawn from the plan, and so that our contributions, if any, will be deductible by us when made. Our board of managers determines the matching contribution rate under the 401(k) plans for each year. For fiscal 2016, our board of managers set a matching contribution rate equal to 50% up to 7% of base salary.

Other Benefits

Executives participate in the health and dental coverage, company-paid term life insurance, disability insurance, paid time off and paid holidays programs applicable to other employees in their locality. We also maintain a relocation policy applicable to employees who are required to relocate their residence. These benefits are designed to be competitive with overall market practices and are in place to attract and retain the necessary talent in the business.

Perquisites

Our NEOs generally are not entitled to any perquisites that are not otherwise available to all of our employees.

Under his employment agreement, Mr. Miller is entitled to the use of corporate aircraft for up to 100 hours per year for himself, his family members and guests at no cost to him, other than to pay income tax on such usage at the lowest permissible rate. Other executives, generally those with the title of executive vice president or above, may request the personal use of a company-owned aircraft subject to availability.

For fiscal 2016, Messrs. Denningham, Dye and Dimond were eligible for financial and tax planning services up to a maximum annual amount of $8,000.

Risk Mitigation

Our compensation committee has assessed the risk associated with our compensation practices and policies for employees, including a consideration of the balance between risk-taking incentives and risk-mitigating factors in our practices and policies. The assessment determined that any risks arising from our compensation practices and policies are not reasonably likely to have a material adverse effect on our business or financial condition.

Impact of Accounting and Tax Matters

As a general matter, the compensation committee will be responsible for reviewing and considering the various tax and accounting implications of compensation vehicles that we utilize. With respect to accounting matters, the compensation committee will examine the accounting cost associated with equity compensation in light of ASC 718.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Unit Awards ($)(3)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Miller	2016	2,000,000	—	—	—	439,800	—	1,052,343	3,492,143
Chairman and Chief Executive Officer(6)	2015	2,000,000	—	—	—	1,772,317	—	913,547	4,685,864
	2014	1,567,307	15,000,000	74,070,357	—	12,334,179	—	327,912	103,299,755

Robert B. Dimond	2016	700,000	470,200	—	—	153,930	—	53,616	1,377,746
Executive Vice President and Chief Financial Officer(7)	2015	700,000	375,000	15,274,000	—	620,311	—	2,230,000	19,199,311
	2014	713,462	625,000	—	—	664,482	—	11,676	2,014,620

Wayne A. Denningham	2016	800,000	329,133	6,600,000	—	175,920	—	93,587	7,998,640
Chief Operating Officer(8)	2015	794,231	175,000	13,092,000	—	703,035	—	338,498	15,102,764
	2014	387,500	275,000	—	—	8,648,669	—	34,051	9,345,220

Justin Dye	2016	800,000	136,000	—	—	175,920	—	103,711	1,215,631
Chief Administrative Officer(9)	2015	800,000	—	21,820,000	—	708,927	—	449,138	23,778,065
	2014	767,308	500,000	—	—	10,877,525	—	81,695	12,226,528

Shane Sampson	2016	800,000	473,200	—	—	175,920	—	31,934	1,481,054
Chief Marketing and Merchandising Officer(10)	2015	788,461	310,000	26,184,000	—	697,144	—	16,901	27,996,506
	2014	383,654	560,000	—	—	358,416	—	10,347	1,312,417

1.	Reflects a 52 week year for fiscal 2016 and fiscal 2015 and a 53 week year for fiscal 2014.
2.	Reflects retention bonuses, special deal bonuses and tax bonuses paid to the NEOs, as set forth in the table below. The retention bonuses for fiscal 2016, fiscal 2015 and fiscal 2014 are further described in “—Compensation Discussion and Analysis.” The special deal bonus paid to Mr. Miller for fiscal 2014 was paid in connection with the achievement of certain financial metrics in connection with the NAI acquisition. The special deal bonuses paid to Messrs. Dimond, Denningham, Dye and Sampson for fiscal 2014 were paid in recognition of their efforts in connection with the successful completion of the Safeway acquisition. The tax bonuses for fiscal 2016 were paid to each of Messrs. Dimond, Denningham, Dye and Sampson in connection with the vesting of NEO Phantom Units as described in “—Compensation Discussion and Analysis.”

Name	Fiscal Year	Retention Bonus ($)	Special Deal Bonus ($)	Tax Bonus ($)
Robert G. Miller	2016	—	—	—
	2015	—	—	—
	2014	—	15,000,000	—
Robert B. Dimond	2016	375,000	—	95,200
	2015	375,000	—	—
	2014	375,000	250,000	—
Wayne A. Denningham	2016	175,000	—	154,133
	2015	175,000	—	—
	2014	175,000	100,000	—
Justin Dye	2016	—	—	136,000
	2015	—	—	—
	2014	—	500,000	—
Shane Sampson	2016	310,000	—	163,200
	2015	310,000	—	—
	2014	310,000	250,000	—

3.

Reflects the grant date fair value calculated in accordance with ASC 718. For Mr. Miller, the amount reflects the Investor Incentive Units granted to him by AB Acquisition in fiscal 2014. Reflects the Phantom Units granted by AB Acquisition to

Messrs. Dimond, Denningham, Dye and Sampson in fiscal 2015 and to Mr. Denningham in fiscal 2016. AB Acquisition determined the fair value of the awards on the grant date using an option pricing model adjusted for a lack of marketability and using an expected term or time to liquidity based on judgments made by management. Expected volatility was calculated based upon historical volatility data from a group of comparable companies over a time frame consistent with the expected life of the awards. The expected risk-free rate was based on the U.S. Treasury yield curve rates in effect at the time of the grant using the term most consistent with the expected life of the award. Dividend yield was estimated at zero as AB Acquisition does not anticipate making regular future distributions to unitholders. As part of calculating fair value for its equity-based awards, AB Acquisition estimated the enterprise value underlying the equity-based awards. Each valuation was performed using a Market and Income Approach weighted at 50% each. The Market Approach uses the Guideline Public Company Method, which focuses on comparing the subject entity to selected reasonably similar (or guideline) publicly traded companies, while the Income approach uses discounted cash-flows to measure the value of the enterprise by estimating the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of AB Acquisition.

The valuations used to determine the fair values of the Phantom Units and Investor Incentive Units were retrospective. The following weighted-average assumptions used, by year, to value the AB Acquisition’s equity-based awards are as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Dividend yield	—%	—%	—%
Expected volatility	54.5%	41.7%	42.4%
Risk-free interest rate	0.70%	0.61%	0.47%
Time to liquidity	1.5 years	1.9 years	2 years
Discount for lack of marketability	19.1%	16.0%	16.0%

4.	Reflects amounts paid to the NEOs under our bonus plan for the applicable fiscal year, as set forth in the table below. In addition, for fiscal 2014, the table reflects amounts paid to the NEOs with respect to long-term incentive plan awards that vested in the applicable fiscal year or otherwise became payable in fiscal 2014 upon termination of the long-term incentive plan, as set forth in the table below.

Name	Fiscal Year	Fiscal Year Quarterly Bonus ($)	Fiscal Year Annual Bonus ($)	LTIP I Bonus ($)	LTIP II Bonus ($)
Robert G. Miller	2016	263,400	176,400	—	—
	2015	572,317	1,200,000	—	—
	2014	—	—	4,344,067	7,990,112
Robert B. Dimond	2016	92,190	61,740	—	—
	2015	200,311	420,000	—	—
	2014	664,482	—	—	—
Wayne A. Denningham	2016	105,360	70,560	—	—
	2015	226,497	476,538	—	—
	2014	371,551	—	1,086,017	7,191,101
Justin Dye	2016	105,360	70,560	—	—
	2015	228,927	480,000	—	—
	2014	715,379	—	2,172,034	7,990,112
Shane Sampson	2016	105,360	70,560	—	—
	2015	224,067	473,077	—	—
	2014	358,416	—	—	—

5.	A detailed breakdown of “All Other Compensation” is provided in the table below:

Name	Year	Aircraft ($)(a)	Relocation ($)	Life Insurance ($)(b)	Other Payments ($)(c)	Financial/ Tax Planning ($)	Makeup Plan Company Contribution ($)(d)	401(k) Plan Company Contribution ($)	Total ($)
Robert G. Miller	2016	320,830	—	125,000	—	—	597,513	9,000	1,052,343
	2015	304,351	—	125,000	—	—	475,446	8,750	913,547
	2014	114,554	—	125,000	—	—	79,608	8,750	327,912
Robert B. Dimond	2016	—	—	—	—	—	53,616	—	53,616
	2015	—	700,000	—	1,530,000	—	—	—	2,230,000
	2014	—	11,676	—	—	—	—	—	11,676
Wayne A. Denningham	2016	37,969	—	—	—	7,800	38,818	9,000	93,587
	2015	—	10,560	—	—	7,875	311,313	8,750	338,498
	2014	—	—	—	—	4,500	20,801	8,750	34,051
Justin Dye	2016	32,787	—	—	—	7,800	54,124	9,000	103,711
	2015	35,268	—	—	—	8,350	396,770	8,750	449,138
	2014	6,295	—	—	—	4,500	62,150	8,750	81,695
Shane Sampson	2016	18,684	—	—	—	4,250	—	9,000	31,934
	2015	1,766	6,385	—	—	—	—	8,750	16,901
	2014	—	10,347	—	—	—	—	—	10,347

(a)	Represents the aggregate incremental cost for personal use of corporate aircraft.
(b)	Reflects the payment of premiums for a life insurance policy maintained for Mr. Miller.
(c)	Reflects a one-time indemnification payment made to Mr. Dimond for compensation lost from his prior employer.
(d)	Reflects contributions to the NEO’s Makeup Plan account in an amount equal to the excess of the amount that would be contributed to the 401(k) plans as an employer contribution on the NEO’s behalf for the plan year without regard to any limitations imposed by the Code based on the NEO’s compensation over the amount of our actual contributions to the 401(k) plans for the plan year.

6.	Mr. Miller served as our Chief Executive Officer from the commencement of fiscal 2014 (February 21, 2014) through January 29, 2015. Mr. Miller subsequently served as our Executive Chairman from January 30, 2015 through April 9, 2015, and was appointed as our Chairman and Chief Executive Officer on April 9, 2015.
7.	Mr. Dimond joined the company and was appointed as our Chief Financial Officer in February 2014.
8.	Mr. Denningham was appointed as our Chief Operating Officer in April 2015. Prior thereto, he served in a variety of executive positions with the company and Albertson’s LLC.
9.	Mr. Dye was appointed as our Chief Administrative Officer in February 2015. Prior thereto, he served in a variety of executive positions with the company, Albertson’s LLC and NAI. Mr. Dye voluntarily resigned from the company on April 14, 2017.
10.	Mr. Sampson was appointed as our Chief Marketing and Merchandising Officer in April 2015. Prior thereto, he served in a variety of executive positions with Albertson’s LLC and NAI.

Grants of Plan Based Awards in Fiscal 2016

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Unit Awards: Number of Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Unit)	Grant Date Fair Value of Unit and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Robert G. Miller		—	1,200,000	2,400,000	—	—	—	—	—	—	—
Robert B. Dimond		—	420,000	840,000	—	—	—	—	—	—	—
Wayne A. Denningham		—	480,000	960,000	—	—	—	—	—	—	—
	8/2/2016	—	—	—	—	—	—	400,000	—	—	6,600,000
Justin Dye		—	480,000	960,000	—	—	—	—	—	—	—
Shane Sampson		—	480,000	960,000	—	—	—	—	—	—	—

1.

Amounts represent the range of annual cash incentive awards the NEO was potentially entitled to receive based on the achievement of performance goals for fiscal 2016 under the company’s 2016 Bonus Plan as more fully described in “—Compensation Discussion and Analysis.” The amounts actually paid are reported in the Non-Equity Incentive Plan column of the Summary Compensation table. Pursuant to the 2016 Bonus Plan, performance below a specific threshold will result in no payment with respect to that performance goal. Performance at or above the threshold will result in a payment from $0 up to the maximum bonus amounts reflected in the table.
2.	Represents Phantom Units granted by AB Acquisition to Mr. Denningham, as described in “—Compensation Discussion and Analysis.”
3.	Reflects the grant date fair value of $16.50 per unit of AB Acquisition as calculated in accordance with ASC 718. Assumptions used by AB Acquisition in the valuation of its equity-based awards are discussed in note 3 to the Summary Compensation Table included above.

Outstanding Equity Awards at Fiscal Year End 2016

	Option Awards					Unit Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units or Other Rights That Have Not Vested ($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Miller	—	—	—	—	—	—	—	—	—
Robert B. Dimond	—	—	—	—	—	—	—	350,000	4,760,000
Wayne A. Denningham	—	—	—	—	—	—	—	566,667	7,706,671
Justin Dye	—	—	—	—	—	—	—	500,000	6,800,000
Shane Sampson	—	—	—	—	—	—	—	600,000	8,160,000

1.	Reflects the number of unvested Phantom Units held by Messrs. Dimond, Denningham, Dye and Sampson. These Phantom Units are subject to vesting in equal portions on the last day of each of fiscal years 2017 and 2018 as described in “—Compensation Discussion and Analysis.” Mr. Dye’s unvested Phantom Units were forfeited upon his resignation.
2.	Based on a per unit value for series 2 Incentive Units of AB Acquisition of $13.60 as of February 25, 2017.

Option Exercises and Units Vested in Fiscal 2016

Name	Option Awards		Unit Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
(a)	(b)	(c)	(d)	(e)
Robert G. Miller	—	—	—	—
Robert B. Dimond	—	—	175,000	2,380,000
Wayne A. Denningham	—	—	283,333	3,853,329
Justin Dye	—	—	250,000	3,400,000
Shane Sampson	—	—	300,000	4,080,000

1.	For Messrs. Dimond, Denningham, Dye and Sampson, represents the vesting of Phantom Units on February 25, 2017, as described in “—Compensation Discussion and Analysis.”
2.	For Messrs. Dimond, Denningham, Dye and Sampson, the value realized upon vesting of the Phantom Units is based on a vesting date per unit of AB Acquisition value of $13.60.

Nonqualified Deferred Compensation

The following table shows the executive and company contributions, earnings and account balances for the NEOs under the Makeup Plans during fiscal 2016. The Makeup Plans are non-qualified deferred compensation arrangements intended to comply with Section 409A of the Code. See “—Compensation Discussion and Analysis” for a description of the terms and conditions of the Makeup

Plans. The aggregate balance of each participant’s account consists of amounts that have been deferred by the participant, employer contributions, plus earnings (or minus losses). No amount is deposited into any trust or other account for the benefit of plan participants. In accordance with tax requirements, the assets of the Makeup Plan are subject to claims of our creditors.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert G. Miller	227,782	597,513	496,619	—	5,663,642
Robert B. Dimond	96,106	53,616	42,848	—	363,281
Wayne A. Denningham	94,414	38,818	368,455	—	2,054,482
Justin Dye	82,406	54,124	482,560	—	3,156,573
Shane Sampson	103,621	—	10,067	—	113,689

1.	All executive contributions represent amounts deferred by each NEO under a Makeup Plan and are included as compensation in the Summary Compensation Table under “Salary,” “Bonus” and “Non-Equity Incentive Plan Compensation.”
2.	All registrant contributions are reported under “All Other Compensation” in the Summary Compensation Table.
3.	These amounts are not reported in the Summary Compensation Table as none of the earnings are based on interest above the market rate.

Incentive Plans

Incentive Unit Plan

Effective upon the closing of the Safeway acquisition, AB Acquisition adopted the AB Acquisition LLC Incentive Unit Plan (the “Incentive Unit Plan”) which provided for grants of “Incentive Units” of AB Acquisition to the employees, managers and consultants of AB Acquisition or its subsidiaries selected by the board of managers. A maximum of 20,100,503 Incentive Units were available for issuance under the Incentive Unit Plan, subject to adjustment in the event of a change in AB Acquisition’s capital structure. The Incentive Units represent a membership interest in AB Acquisition. Any Incentive Units will be granted as profits interests that would only share in the value of AB Acquisition above its valuation at grant.

The Incentive Unit Plan provides that, unless otherwise provided in an award agreement, in the event of the termination of a participant’s service for any reason, any unvested Incentive Units will be forfeited without the payment of consideration. In the event of the termination of a participant’s service for Cause, unless otherwise provided in an award agreement, any vested Incentive Units will be forfeited without the payment of consideration.

For purposes of the Incentive Unit Plan, “Cause” is as defined in a participant’s employment agreement, or if not so defined, generally means:

•	the commission of a felony or a misdemeanor (excluding petty offenses) involving fraud, dishonesty or moral turpitude;

•	a participant’s failure (other than as a result of incapacity due to mental or physical impairment) to perform his material duties;

•	acts of dishonesty resulting or intending to result in personal gain or enrichment at the expense of AB Acquisition, or its subsidiaries or affiliates;

•	a breach of any material written policy of AB Acquisition or its subsidiaries;

•	the failure to follow the lawful written directions of our Chief Executive Officer, our Executive Chairman, the board of managers or the person to whom the participant reports;

•	conduct in connection with a participant’s duties that is fraudulent, grossly negligent or otherwise materially injurious to AB Acquisition or its subsidiaries or affiliates; or

•	a breach of restrictive covenants under which the participant is subject.

Phantom Unit Plan

In fiscal 2015, AB Acquisition adopted the Phantom Unit Plan which provides for grants of “Phantom Units” to the employees, managers and consultants of AB Acquisition or its subsidiaries selected by the board of managers. Each Phantom Unit provides the participant with a contractual right to receive upon vesting one series 2 Incentive Unit of AB Acquisition. A maximum of 20,100,503 Phantom Units, less the number of Incentive Units granted under the Incentive Unit Plan, are available for issuance under the Phantom Unit Plan, subject to adjustment in the event of a change in AB Acquisition’s capital structure.

The Phantom Unit Plan provides that AB Acquisition may provide for a participant’s Phantom Unit award to include a separate right to receive a “Tax Bonus.” A Tax Bonus entitles a participant to receive a bonus equal to 4% of the fair market value of the series 2 Incentive Units paid to the participant in respect of vested Phantom Units. Tax Bonuses may be paid in cash, Incentive Units or a combination thereof.

The Phantom Unit Plan provides that, unless otherwise provided in an award agreement, in the event of the termination of a participant’s service for any reason, any unvested Phantom Units and any rights to a future Tax Bonus will be forfeited without the payment of consideration. In the event of the termination of a participant’s service for Cause (which for purposes of the Phantom Unit Plan has the same meaning as defined in the Incentive Unit Plan as set forth above), unless otherwise provided in an award agreement, any series 2 Incentive Units issued with respect to a vested Phantom Unit and any rights to a future Tax Bonus will be forfeited without the payment of consideration.

Potential Payments Upon Termination or Change in Control

The tables below describe and estimate the amounts and benefits that our NEOs would have been entitled to receive upon a termination of their employment in certain circumstances or, if applicable, upon a change in control, assuming such events occurred as of February 25, 2017, the last day of fiscal 2016 (based on the plans and arrangements in effect on such date). The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would have received in such circumstances. The tables exclude compensation amounts accrued through February 25, 2017, that would be paid in the normal course of continued employment, such as accrued but unpaid salary, payment for accrued but unused vacation and vested account balances under our retirement plans that are generally available to all of our salaried employees.

Robert G. Miller
Payments and Benefits	Death ($)		For Any Reason ($)		Without Cause or for Good Reason ($)
Cash Payments	3,000,000	(1)	6,000,000	(2)	7,833,333	(3)
Total	3,000,000		6,000,000		7,833,333

(1)	Reflects cash payments of $25,000 per month to Mr. Miller’s spouse payable for a period of 10 years following his termination due to death. Such payments would cease upon the death of Mr. Miller’s spouse.
(2)	Reflects cash payments of $50,000 per month to Mr. Miller payable for a period of 10 years following his termination for any reason. In the event of his death following termination, such payments will cease and thereafter his surviving spouse will become entitled to cash payments of $25,000 per month through the earlier of her death and the 10-year anniversary of Mr. Miller’s termination.
(3)	Reflects a lump sum cash payment equal to the sum of (a) $50,000 per month to Mr. Miller payable for a period of 10 years following his termination for any reason and (2) an amount equal to Mr. Miller’s base salary for the remainder of the term of his employment under his employment agreement (11 months following February 25, 2017).

Robert B. Dimond
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	175,000	(1)	—	2,240,000	(2)
Health Benefits	—		—	53,051	(3)
Total	175,000		—	2,293,051

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Dimond’s base salary.
(2)	Reflects a lump sum cash payment equal to the sum of Mr. Dimond’s base salary plus target annual bonus, in each case for a period of 24 months.
(3)	Reflects the cost of reimbursement for up to 36 months of continuation of health coverage.

Justin Dye(1)
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	200,000	(2)	—	2,560,000	(3)
Health Benefits	—		—	49,778	(4)
Total	200,000		—	2,609,778

(1)	The table for Mr. Dye is included in compliance with SEC guidelines. As discussed elsewhere in the registration statement, Mr. Dye resigned from the company on April 14, 2017 and received the severance benefits described in “—Compensation Discussion and Analysis—Dye Separation Agreement.”
(2)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Dye’s base salary.
(3)	Reflects a lump sum cash payment equal to the sum of Mr. Dye’s base salary plus target annual bonus, in each case for a period of 24 months.
(4)	Reflects the cost of reimbursement for up to 36 months of continuation of health coverage.

Wayne A. Denningham
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or, following a change in control, for Good Reason ($)
Cash Payments	200,000	(1)	—	2,560,000	(2)
Health Benefits	—		—	37,724	(3)
Total	200,000		—	2,597,724

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Denningham’s base salary.
(2)	Reflects a lump sum cash payment equal to the sum of Mr. Denningham’s base salary plus target annual bonus, in each case for a period of 24 months.
(3)	Reflects the cost of reimbursement for up to 36 months of continuation of health coverage.

Shane Sampson
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or, following a change in control, for Good Reason ($)
Cash Payments	200,000	(1)	—	2,560,000	(2)
Health Benefits	—		—	53,051	(3)
Total	200,000		—	2,613,051

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Sampson’s base salary.
(2)	Reflects a lump sum cash payment equal to the sum of Mr. Sampson’s base salary plus target annual bonus, in each case for a period of 24 months.
(3)	Reflects the cost of reimbursement for up to 36 months of continuation of health coverage.

In addition to the foregoing, each of Messrs. Dimond, Dye, Denningham and Sampson would have been entitled to full vesting of his unvested Phantom Units in the amounts set forth in the table below (based on a per unit price for AB Acquisition of $13.60 as of February 25, 2017) if following a change in control of AB Acquisition the relevant NEO’s employment terminated due to death or disability or was terminated without cause on February 25, 2017:

NEO	Number of Vesting Phantom Units	Value of Vesting Performance Units ($)	Tax Bonus ($)
Dimond	350,000	4,760,000	190,400
Dye	500,000	7,706,671	308,267
Denningham	566,667	6,800,000	272,000
Sampson	600,000	8,160,000	326,400

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the equity interests of ACL as of May 15, 2017 by:

•	each person who is known by us to beneficially own 5% or more of our equity interests;

•	each member of our board of managers;

•	each of our executive officers named in the Summary Compensation Table under “Executive Compensation”; and

•	all of our managers and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each 5% stockholder, manager and executive officer listed below is c/o Albertsons Companies, Inc., 250 Parkcenter Blvd., Boise, Idaho 83706.

Name of Beneficial Owner	Equity Interest Beneficially Owned	Percentage of Class
5% Stockholders:
AB Acquisition LLC(1)	100.0%	100.0%

Managers:
Robert G. Miller	—	—
Dean S. Adler(1)	—	—
Sharon L. Allen	—	—
Steven A. Davis	—	—
Raymond Edwards	—	—
Kim Fennebresque	—	—
Lisa A. Gray	—	—
Hersch Klaff(1)	—	—
Ronald Kravit	—	—
Alan Schumacher	—	—
Jay L. Schottenstein(1)	—	—
Lenard B. Tessler	—	—
Scott Wille	—	—

Named Executive Officers:
Robert B. Dimond	—	—
Wayne A. Denningham	—	—
Justin Dye	—	—
Shane Sampson	—	—
All managers and executive officers as a group(3) (22 persons)	—	—

(1)	All the equity of Albertsons Companies, LLC is held by AB Acquisition LLC. AB Acquisition is held by a private investor group, including affiliates of Cerberus Capital Management, L.P., Kimco Realty Corporation, Klaff Realty, LP, Schottenstein Stores Corp., Lubert-Adler Partners, L.P and certain members of management. Messrs. Kravit, Tessler, Wille and Ms. Gray are affiliated with Cerberus Capital Management, L.P. Mr. Klaff is affiliated with Klaff Realty, LP. Mr. Schottenstein is affiliated with Schottenstein Stores Corp. Mr. Adler is affiliated with Lubert-Adler Partners, L.P. Mr. Edwards is affiliated with Kimco Realty Corporation. Messrs. Miller, Denningham, Dye and six additional officers together hold interests in AB Acquisition.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties. It does not include all of the provisions of our material arrangements, agreements and transactions with related parties, does not purport to be complete and is qualified in its entirety by reference to the arrangements, agreements and transactions described. We enter into transactions with our owners and other entities owned by, or affiliated with, our direct and indirect owners in the ordinary course of business. These transactions include, amongst others, professional advisory, consulting and other corporate services.

Effective April 14, 2017, Justin Dye, who served as our Chief Administrative Officer, voluntarily resigned from the company and, on April 19, 2017, entered into the Dye Separation Agreement. Pursuant to the Dye Separation Agreement, in consideration for Mr. Dye’s release of claims and his agreement to cooperate as reasonably requested to effectuate certain transactions, Mr. Dye’s resignation was treated in the same manner as if he were terminated without Cause and Mr. Dye was provided with the severance payments and benefits under his Executive Employment Agreement as described in “Executive Compensation—Compensation Discussion and Analysis—Dye Separation Agreement.” Mr. Dye acknowledged and agreed that he remains subject to the 24-month post-termination non-competition and non-solicitation provisions set forth in his Executive Employment Agreement.

We paid COAC, an affiliate of Cerberus, fees totaling approximately $1,667,692, $970,450 and $515,229 for fiscal 2014, fiscal 2015 and fiscal 2016, respectively, for consulting services provided in connection with improving the company’s operations. We may retain COAC to provide similar services in the future.

Several of our board members are employees of our Sponsors (excluding Kimco), and funds managed by one or more affiliates of our Sponsors indirectly own a substantial portion of our equity through their respective ownership of AB Acquisition.

During fiscal 2016, we acquired a store from Signature Northwest, LLC, for $2.8 million, plus the cost of inventory. Mark Miller, the son of our Chief Executive Officer, Robert Miller, serves as the Chief Executive Officer of Signature Northwest, LLC. In addition, Robert Miller has a minority ownership interest in Signature Northwest, LLC.

AB Acquisition LLC Agreement Management Fees

In March 2013, as then provided for by the third amended and restated limited liability company agreement of AB Acquisition LLC (the “3rd A&R AB LLC Agreement”), we paid Cerberus a transaction fee of $15 million in connection with the NAI acquisition. The 3rd A&R AB LLC Agreement also provided for the Cerberus-led Consortium to receive annual management fees from our company over a 42-month period beginning on March 21, 2013. We paid annual management fees under the 3rd A&R AB LLC Agreement totaling $6 million for fiscal 2013 and $6 million for fiscal 2014. In connection with the Safeway acquisition, the 3rd A&R AB LLC Agreement was amended and restated. Pursuant to the fourth amended and restated limited liability company agreement of AB Acquisition LLC (the “4th A&R AB LLC Agreement”), we paid the Cerberus-led Consortium the remaining $9 million in annual management fees provided for by the 3rd A&R AB LLC Agreement.

The 4th A&R AB LLC Agreement provides for the Cerberus-led Consortium to receive annual management fees of $13.75 million from our company over a 48-month period beginning on January 30, 2015, the date of the consummation of the Safeway acquisition. We have paid management fees to the Cerberus-led Consortium in an annual amount of $13.75 million for fiscal 2015, fiscal 2016 and fiscal 2017. In exchange for the management fees, the Cerberus-led Consortium has provided strategic advice to management, including with respect to acquisitions and financings. As of February 25, 2017, management fees over the remainder of the 48-month period total $13.75 million. Consistent with the terms of the 4th A&R AB LLC Agreement, the remaining management fees will be paid in full upon the closing of an initial public offering.

Management Loans

In connection with the Safeway acquisition, on January 30, 2015, we provided loans (the “Management Loans”) to nine members of our management to enable them to invest in equity of AB Acquisition. Other than the loan to Robert Butler, who retired in December 2014 as our Chief Operating Officer, the Management Loans were repaid in full on July 2, 2015 from the proceeds of loans provided to Management Holdco by Goldman Sachs Bank USA and secured by a pledge of the equity owned by Management Holdco. The table below provides details for each of the Management Loans:

Name	Position	Original Loan Amount	Interest Rate	Aggregate Amount of Principal Paid	Aggregate Amount of Interest Paid
Mark Bates	Senior Vice President, Corporate Services	$217,203	1.75%	$217,203	$1,572
Robert Butler	Chief Operating Officer (former)	$500,000	1.75%	N/A	N/A
Wayne A. Denningham	President & Chief Operating Officer	$3,801,000	1.75%	$3,801,000	$27,518
Shane Dorcheus	Southwest Division President	$2,000,000	1.75%	$2,000,000	$14,479
Justin Dye	Chief Administrative Officer (former)	$4,706,073	1.75%	$4,706,073	$34,071
Justin Ewing	Executive Vice President, Corporate Development and Real Estate	$1,267,020	1.75%	$1,267,020	$9,173
Robert G. Miller	Chairman and Chief Executive Officer	$5,792,090	1.75%	$5,792,090	$41,933
Paul Rowan	Assistant Secretary and Deputy General Counsel (retired)	$1,000,000	1.75%	$1,000,000	$7,240
Andrew J. Scoggin	Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs	$2,353,036	1.75%	$2,353,036	$17,035

Policy and Procedures for the Review, Approval or Ratification of

Transactions with Related Persons

Our board of managers has adopted a written policy (the “Related Party Policy”) and procedures for the review, approval or ratification of “Related Party Transactions” by the independent members of the audit and risk committee of our board of managers. For purposes of the Related Party Policy, a “Related Party Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) in which (1) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, (2) the company or any of its subsidiaries is a participant, and (3) any Related Party (as defined herein) has or will have a direct or indirect material interest.

The Related Party Policy defines “Related Party” as any person who is, or, at any time since the beginning of the company’s last fiscal year, was (1) an executive officer, director, manager or nominee for election as a director or manager of the company or any of its subsidiaries, (2) a person with greater than five percent (5%) beneficial interest in the company, (3) an immediate family member of any of the foregoing individuals or entities identified in (1) or (2) of this paragraph, and (4) any firm, corporation or other entity in which any of the foregoing individuals or entities is employed or is a general partner or principal or in a similar position or in which such person or entity has a five percent (5%) or greater beneficial interest. Immediate family members (each, a “Family Member”) includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers- in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person’s home, other than a tenant or employee.

Prior to the company entering into any Related Party Transaction, such Related Party Transaction will be reported to our General Counsel who will report the same to the audit and risk committee. Our General Counsel will conduct an investigation and evaluation of the Related Party Transaction and will report his or her findings to the audit and risk committee, including a summary of material facts. The audit and risk committee will review the material facts of all Related Party Transactions which require the audit and risk committee’s approval and either approve or disapprove of the Related Party Transaction, subject to the exceptions described below. If advance notice of a Related Party Transaction has been given to the audit and risk committee and it is not possible to convene a meeting of the audit and risk committee, then the chairman of the audit and risk committee will consider whether the Related Party Transaction is appropriate and, if it is, will approve the Related Party Transaction, with the audit and risk committee being asked to ratify the Related Party Transaction at the next regularly-scheduled meeting of the audit and risk committee. In the event the audit and risk committee does not ratify any such Related Party Transaction, management shall make all reasonable efforts to cancel or annul such Related Party Transaction. In determining whether to approve or ratify a Related Party Transaction, the audit and risk committee, or its chairman, as applicable, will consider all factors it deems appropriate, including the factors listed below in “—Review Criteria.”

Entering into a Related Party Transaction without the approval or ratification required by the terms of the Related Party Policy is prohibited and a violation of such policy. In the event the company’s directors, executive officers or Chief Accounting Officer become aware of a Related Party Transaction that was not previously approved or ratified under the Related Party Policy, such person will promptly notify the audit and risk committee and its chairman (or, if it is not practicable for the company to wait for the audit and risk committee to consider the matter, the chairman of the audit and risk committee) will consider whether the Related Party Transaction should be ratified or rescinded or other action should be taken, with such review considering all of the relevant facts and circumstances regarding the Related Party Transaction, including the factors listed below in “—Review Criteria.” The chairman of the audit and risk committee will report to the committee at its next regularly-scheduled meeting any actions taken under the Related Party Policy pursuant to the authority delegated in this paragraph. The audit and risk committee will also review all of the facts and circumstances pertaining to the failure to report the Related Party Transaction to the audit and risk committee and will take, or recommend to our board of managers, any action the audit and risk committee deems appropriate.

No member of the audit and risk committee or manager of our board will participate in any discussion or approval of a Related Party Transaction for which he or she is a Related Party, except that the audit and risk committee member or board member will provide all material information concerning the Related Party Transaction to the audit and risk committee.

If a Related Party Transaction will be ongoing, the audit and risk committee may establish guidelines for the company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the audit and risk committee, on at least an annual basis, will review and assess ongoing relationships with the Related Party to ensure that they are in compliance with the audit and risk committee’s guidelines and that the Related Party Transaction remains appropriate.

Review Criteria

All Related Party Transactions will be reviewed in accordance with the standards set forth in the Related Party Policy after full disclosure of the Related Party’s interests in the transaction. As appropriate for the circumstances, the audit and risk committee or its chairman, as applicable, will review and consider:

•	the Related Party’s interest in the Related Party Transaction;

•	the terms of the Related Party Transaction, including the approximate dollar value of the amount involved in the Related Party Transaction and the approximate dollar value of the amount of the Related Party’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of the company;

•	whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to the company than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the company of, the Related Party Transaction;

•	description of any provisions or limitations imposed as a result of entering into the Related Party Transaction;

•	whether the proposed transaction includes any potential reputational risk issues for the company which may arise as a result of or in connection with the Related Party Transaction;

•	whether the proposed transaction would violate any requirements of the company’s financing or other material agreements; and

•	any other relevant information regarding the Related Party Transaction or the Related Party.

The audit and risk committee, or its chairman, as applicable, may approve or ratify the Related Party Transaction only if the audit and risk committee, or its chairman, as applicable, determines in good faith that, under all of the circumstances, the transaction is fair as to the company. The audit and risk committee, in its sole discretion, may impose such conditions as it deems appropriate on the company or the Related Party in connection with approval of the Related Party Transaction.

Pre-Approved Related Party Transactions

The audit and risk committee has determined that the following transactions will be deemed pre-approved or ratified and will not require review or approval of the audit and risk committee, even if the aggregate amount involved will exceed $120,000, unless otherwise specifically determined by the audit and risk committee:

•	any employment by the company of an executive officer of the company or any of its subsidiaries if the related compensation conforms with our company’s compensation policies and if the executive officer is not a Family Member of another executive officer or of a manager of our board; and

•	any compensation paid to a manager of our board if the compensation is consistent with the company’s bylaws and any compensation policies.

Notwithstanding anything to the contrary in the Related Party Policy, in the event the bylaws of the company require review and/or approval of a Related Party Transaction by our board of managers, the audit and risk committee, and its chairman, will not have the authority to review or approve a Related Party Transaction but will provide a recommendation to our board of managers for the board’s use in its consideration of a given Related Party Transaction.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of the material provisions of the instruments and agreements evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described.

ABL Facility

On December 21, 2015, ACL entered into a new amended and restated senior secured asset-based loan facility (the “ABL Facility”) to, among other things, provide for a $4,000 million senior secured revolving credit facility.

Structure.    The ABL Facility provides for a $4,000 million revolving credit facility (with subfacilities for letters of credit and swingline loans), subject to a borrowing base (described below). In addition, we are entitled to increase the commitments under the ABL Facility by up to $1,500 million.

Maturity.    The ABL Facility matures on December 21, 2020.

Borrowing Base.    The amount of loans and letters of credit available under the ABL Facility is limited to the lesser of the aggregate commitments under the ABL Facility or an amount determined pursuant to a borrowing base. The borrowing base at any time is equal to 90% of eligible credit card receivables, plus 90% of the net amount of eligible pharmacy receivables, plus 90% of the “net recovery percentage” of eligible inventory (other than perishable inventory) multiplied by the book value thereof, plus 90% of the “net recovery percentage” of eligible perishable inventory multiplied by the book value thereof (subject to a cap of 25% of the borrowing base), plus 85% of the product of the average per script net orderly liquidation value of the eligible prescription files of the borrowers and the guarantors thereunder (“ABL Eligible Pharmacy Scripts”) multiplied by the number of such ABL Eligible Pharmacy Scripts (subject to a cap of 30% of the borrowing base), minus eligibility reserves. The eligibility of accounts receivable, inventory and prescription files for inclusion in the borrowing base will be determined in accordance with certain customary criteria specified in the credit agreement that governs the ABL Facility, including periodic appraisals.

Interest.    Amounts outstanding under the ABL Facility bear interest at a rate per annum equal to, at our option, (a) the base rate, plus an applicable margin equal to (i) 0.25% (if daily average excess availability during the most recently ended fiscal quarter is greater than or equal to 66% of the aggregate commitments), (ii) 0.50% (if daily average excess availability during the most recently ended fiscal quarter is less than 66% of the aggregate commitments, but greater than or equal to 20% of the aggregate commitments), or (iii) 0.75% (if daily average excess availability during the most recently ended fiscal quarter is less than 20% of the aggregate commitments), or (b) LIBOR, plus an applicable margin equal to (i) 1.25% (if daily average excess availability during the most recently ended fiscal quarter is greater than or equal to 66% of the aggregate commitments), (ii) 1.50% (if daily average excess availability during the most recently ended fiscal quarter is less than 66% of the aggregate commitments, but greater than or equal to 20% of the aggregate commitments), or (iii) 1.75% (if daily average excess availability during the most recently ended fiscal quarter is less than 20% of the aggregate commitments). If not paid when due, the ABL Facility bears interest at the rate otherwise applicable to such loans at such time plus an additional 2% per annum during the continuance of such payment event of default and the letter of credit fees increase by 2%. Other overdue amounts bear interest at a rate equal to the rate otherwise applicable to such revolving loans bearing interest at the base rate at such time, plus 2% until such amounts are paid in full.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the ABL Facility, the amounts outstanding under the ABL Facility are guaranteed by each of our existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers.

Security.    Subject to certain exceptions as set forth in the definitive documentation for the ABL Facility, the obligations under the ABL Facility are secured by (a) a first-priority security interest in and lien on substantially all of the accounts receivable, inventory, documents of title related to inventory, instruments, general intangibles (excluding any equity interests of ACL or any of its subsidiaries and intellectual property), chattel paper, and supporting obligations of the company and its subsidiaries that are borrowers or guarantors under the ABL Facility and (b) a second-priority security interest in and lien on substantially all other assets (other than real property).

Fees.    Certain customary fees are payable to the lenders and the agents under the ABL Facility, including a commitment fee on the average daily unused amount of the ABL Facility, in an amount equal to (a) 0.25% per annum if such average daily excess availability amount during the most recently ended fiscal quarter is less than 50% of the aggregate commitments and (b) 0.375% per annum if such average daily excess availability amount during the most recently ended fiscal quarter is greater than or equal to 50% of the aggregate commitments.

Affirmative and Negative Covenants.    The ABL Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the ABL Facility), including, but not limited to, restrictions on our ability and the ability of our restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) prepay other indebtedness; (iv) make certain restricted payments, including the payment of dividends by us; (v) create liens on assets or agree to restrictions on the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict dividends and distributions from our subsidiaries; (viii) engage in mergers or consolidations; (ix) engage in certain transactions with affiliates; (x) amend the terms of any of our organizational documents or material indebtedness; (xi) change lines of business; or (xii) make certain accounting changes.

Financial Covenants.    The ABL Facility provides that if (a) excess availability is less than (i) 10% of the lesser of the aggregate commitments and the then-current borrowing base at any time or (ii) $250 million at any time or (b) an event of default is continuing, the company and its subsidiaries must maintain a fixed charge coverage ratio of 1.0:1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

Events of Default.    The ABL Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the ABL Facility), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults and cross-accelerations with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) material judgments; (ix) certain ERISA matters; and (x) certain change of control events.

Term Loan Agreement

Albertsons, Safeway and certain other of our subsidiaries, as co-borrowers, entered into a second amended and restated term loan agreement, dated as of August 25, 2014 and effective as of January 30, 2015, as amended by Amendment No. 1 dated December 21, 2015, by Amendment No. 2 dated December 21, 2015, by Amendment No. 3 and Consent dated February 11, 2016, by

Amendment No. 4, dated June 22, 2016, and further amended by Amendment No. 5, dated December 23, 2016 (the “Term Loan Agreement”) among Albertson’s LLC, Safeway, NAI and the other co-borrowers, as borrowers, ACL and the other guarantors from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent.

Structure.    As of February 25, 2017, the Term Loan Agreement provides for a $6,013.9 million term loan facility, consisting of a $3,271.8 million term loan tranche B-4 (the “Term Loan B-4”), a $1,142.1 million term loan tranche B-5 (the “Term Loan B-5”) and a $1,600.0 million term loan tranche B-6 (the “Term Loan B-6” and, together with the Term Loan B-4 and the Term Loan B-5, the “Term Loan Facilities”). In addition, the borrowers are entitled to increase the term loan commitments under the Term Loan Agreement in an aggregate principal amount up to $750 million, plus an unlimited additional principal amount subject to satisfaction of a consolidated first lien net leverage ratio test, plus certain additional amounts pursuant to the terms of the Term Loan Agreement.

Maturity.    The Term Loan B-4 has a maturity date of August 25, 2021, the Term Loan B-5 has a maturity date of December 21, 2022 and the Term Loan B-6 has a maturity date of June 22, 2023.

Amortization.    (a) The Term Loan B-4 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-4 (which payments shall be reduced as a result of the application of prepayments in accordance with the terms therewith), (b) the Term Loan B-5 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-5 (which payments shall be reduced as a result of the application of prepayments in accordance with the terms therewith) and (c) the Term Loan B-6 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-6 (which payments shall be reduced as a result of the application of prepayments in accordance with the terms therewith).

Prepayment.    The Term Loan Facilities are required to be prepaid with: (i) 100% of the net cash proceeds of certain asset sales, casualty events and other dispositions, subject to the terms of an intercreditor agreement between the agent for the Term Loan Facilities and the agent for the ABL Facility and certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Term Loan Agreement) and (iii) 75% (subject to step-downs to zero, in accordance with a consolidated first lien net leverage ratio test) of excess cash flow minus certain payments made under the ABL Facility and voluntary prepayments of, and purchases of loans under, the Term Loan Facilities.

Interest.    (a) The Term Loan B-4 bears interest, at our option, at a rate per annum equal to either (i) the base rate plus 2.00% or (ii) LIBOR (subject to a 0.75% floor) plus 3.00%; (b) the Term Loan B-5 bears interest, at our option, at a rate per annum equal to either (i) the base rate plus 2.25% or (ii) LIBOR (subject to a 0.75% floor) plus 3.25%; and (c) the Term Loan B-6 bears interest, at our option, at a rate per annum equal to either (i) the base rate plus 2.25% or (ii) LIBOR (subject to a 0.75% floor) plus 3.25%.

Guarantees.    Subject to certain exceptions, the amounts outstanding under the Term Loan Agreement are guaranteed by ACL and each of its existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers.

Security.    Subject to certain exceptions, the obligations under the Term Loan Agreement are secured by (i) a first-priority security interest in and lien on substantially all of the assets of the borrowers and guarantors (other than the ABL Priority Collateral (as defined below)), including real property and the equity interests of the borrowers and the “Restricted Subsidiaries” (as defined in the Term Loan Agreement) of ACL, and (ii) a second-priority security interest in and lien on substantially all of the accounts receivable, inventory, documents of title related to inventory, instruments, general intangibles (excluding any equity interests of the borrowers or any of their subsidiaries and intellectual property), chattel paper, and supporting obligations, in each case, relating solely to or constituting proceeds of other ABL Priority Collateral, and certain related assets of the borrowers and guarantors and all proceeds thereof (the “ABL Priority Collateral”).

Fees.    Certain customary fees are payable to the lenders and the agents under the Term Loan Agreement, including a call premium of 1% for each applicable term loan tranche that is repriced or is refinanced with debt having a lower effective yield than the applicable term loan tranche that is repriced or refinanced on or before June 23, 2017.

Covenants.    The Term Loan Agreement contains various affirmative and negative covenants (in each case, subject to customary exceptions), including, but not limited to, restrictions on the ability of (a) the subsidiaries of ACL to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) prepay certain indebtedness; (iv) pay certain restricted payments and dividends; (v) create liens on assets or agree to restrictions on the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict distributions from subsidiaries; (viii) engage in mergers or consolidations; (ix) engage in certain transactions with affiliates; (x) amend the terms of any of our organizational documents or material indebtedness; (xi) change lines of business or (xii) make certain accounting changes, and (b) ACL to engage in material operating or business activities. The Term Loan Agreement contains no financial covenants.

Events of Default.    The Term Loan Agreement contains customary events of default (subject to customary exceptions, thresholds and grace periods), including, but not limited to: (i) nonpayment of principal, interest or other amounts; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults and cross-acceleration with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) actual or asserted invalidity of guarantees or other security documents or other term facilities documentation; (viii) material judgments; (ix) certain ERISA matters; (x) certain change of control events (other than (a) Cerberus; (b) Lubert-Adler Real Estate Fund V, L.P.; (c) Klaff Realty; (d) Schottenstein Stores; and (e) Kimco Realty, and their affiliates, related funds and managed accounts owning more than 50% of the equity interests of ACL or ACL failing to own 100% of the equity interests of the co-borrowers); and (xi) loss of lien priority.

On June 16, 2017, we repaid $250 million of our existing term B-4 loan under the Term Loan Agreement (such repayment, the “Term Loan Repayment”). In addition, on June 27, 2017 we entered into a repricing amendment to the Term Loan Agreement which established three new term loan tranches. The new tranches consist of $3,014.0 million of new term B-4 loans (which amount gives effect to the Term Loan Repayment), $1,139.0 million of new term B-5 loans and $ 1,596.0 million of new term B-6 loans (collectively, the “New Term Loans”). The (i) new term B-4 loan will mature on August 25, 2021, and will have an interest rate of LIBOR, subject to a 0.75% floor, plus 2.75%, (ii) new term B-5 loan will mature on December 21, 2022, and will have an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00% and (iii) new term B-6 loan will mature on June 22, 2023, and will have an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%. The New Term Loans, together with cash on hand, were used to repay certain of the term loans then outstanding under the Term Loan Agreement.

Safeway Indenture

Safeway is party to an indenture, dated September 10, 1997 (the “Safeway Indenture”), with The Bank of New York, as trustee, under which Safeway has the following six outstanding issues of notes (amounts as of February 25, 2017):

a) $100,000,000 of 6.35% Senior Notes due August 2017 (the “2017 Safeway Notes”);

b) $268,557,000 of 5.00% Senior Notes due August 2019 (the “2019 Safeway Notes”);

c) $136,826,000 of 3.95% Senior Notes due August 2020 (the “2020 Safeway Notes”);

d) $130,020,000 of 4.75% Senior Notes due December 2021 (the “2021 Safeway Notes”);

e) $150,000,000 of 7.45% Senior Debentures due September 2027 (the “2027 Safeway Notes”); and

f) $600,000,000 of 7.25% Senior Debentures due February 2031 (the “2031 Safeway Notes”).

The 2017 Safeway Notes, 2019 Safeway Notes, 2020 Safeway Notes, 2021 Safeway Notes, 2027 Safeway Notes and 2031 Safeway Notes are collectively referred to as the “Safeway Notes.”

Interest.    Interest is payable on (a) February 15 and August 15 of each year for the 2017 Safeway Notes, 2019 Safeway Notes and 2020 Safeway Notes, (b) June 1 and December 1 of each year for the 2021 Safeway Notes, (c) March 15 and September 15 of each year for the 2027 Safeway Notes and (d) February 1 and August 1 of each year for the 2031 Safeway Notes.

Guarantees.    The Safeway Notes are not guaranteed.

Security.    The Safeway Notes are unsecured.

Optional Redemption.    The Safeway Notes are redeemable at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the Safeway Notes to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Safeway Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis at the then-current interest rate on U.S. Treasury Securities of comparable maturities, plus the following:

2017 Safeway Notes: 25 basis points;

2019 Safeway Notes: 30 basis points;

2020 Safeway Notes: 20 basis points;

2021 Safeway Notes: 45 basis points;

2027 Safeway Notes: 10 basis points; and

2031 Safeway Notes: 25 basis points.

Mandatory Redemption.    The Safeway Notes do not require the making of any mandatory redemption or sinking fund payments.

Repurchase of Notes at the Option of Holders.    If a “change of control” transaction (which includes (a) the disposition of all or substantially all of Safeway’s and its subsidiaries properties or assets, (b) the consummation of any transaction pursuant to which any person owns more than 50% of the voting stock of Safeway or (c) a majority of the members of Safeway’s board of directors not constituting continuing directors), and as a result thereof, a “rating event” occurs (i.e., the rating on a series of Safeway Notes is lowered by each of the rating agencies then rating the Safeway Notes below an investment grade rating within 60 days after the change of control or announcement of an intention to effect a change of control), Safeway is required to offer to purchase all of the 2017 Safeway Notes, 2019 Safeway Notes, 2020 Safeway Notes and 2021 Safeway Notes from the holders at a price equal to 101% of the principal amount outstanding plus all accrued interest thereon.

Covenants.    The Safeway Indenture contains various affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of Safeway and its subsidiaries to (i) create liens on assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Events of Default.    The Safeway Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness and (iv) certain bankruptcy related events.

NAI Indenture

NAI (as successor to Albertson’s, Inc.) is party to an indenture, dated as of May 1, 1992 with U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York) (as supplemented by Supplemental Indenture No. 1, dated as of May 7, 2004; Supplemental Indenture No. 2, dated as of June 1, 2006; and Supplemental Indenture No. 3, dated as of December 29, 2008; collectively, the “NAI Indenture”), under which NAI has the following outstanding issues of notes:

a) $301,000,000 6.47% to 7.15% Medium-Term Notes, due July 2017—June 2028 (the “NAI Medium-Term Notes”)

b) $200,000,000 of 7.75% Debentures due June 2026 (the “2026 NAI Notes”);

c) $650,000,000 of 7.45% Senior Debentures due August 2029 (the “2029 NAI Notes”);

d) $225,000,000 of 8.70% Senior Debentures due May 2030 (the “2030 NAI Notes”); and

e) $400,000,000 of 8.00% Senior Debentures due May 2031 (the “2031 NAI Notes”).

The NAI Medium-Term Notes, 2026 NAI Notes, 2029 NAI Notes, 2030 NAI Notes and 2031 NAI Notes are collectively referred to as the “NAI Notes.”

Interest.    Interest on the NAI Notes is payable semiannually.

Guarantees.    The NAI Notes are not guaranteed.

Security.    The NAI Notes are unsecured.

Optional Redemption.    The NAI Medium-Term Notes and the 2026 NAI Notes are not redeemable or repayable prior to maturity. The 2029 NAI Notes, 2030 NAI Notes, and 2031 NAI Notes are redeemable in whole or in part at any time, at a price equal to the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the applicable notes to be redeemed

(excluding any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus, in the case of:

(i) the 2031 NAI Notes, 30 basis points and

(ii) the 2029 NAI Notes and 2030 NAI Notes, 20 basis points.

Mandatory Redemption.    The NAI Notes do not require the making of any mandatory redemption or sinking fund payments.

Covenants.    The NAI Indenture contains certain covenants restricting the ability of NAI and its subsidiaries (subject to customary exceptions) to (i) create liens on certain assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Events of Default.    The NAI Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness and (iv) certain bankruptcy related events.

American Stores Company Indenture

American Stores Company, LLC (“ASC”) is party to an indenture, dated as of May 1, 1995 with Wells Fargo Bank, National Association (as successor to The First National Bank of Chicago), as trustee (as further supplemented; together the “ASC Indenture”), under which ASC had the following four outstanding issues of notes as of February 25, 2017:

a) $1,741,000 of 7.90% Debentures due May 2017 (the “2017 ASC Notes”);

b) $2,902,000 of 8% Debentures due June 2026 (the “2026 ASC Notes”);

c) $746,000 of 7.10% Medium Term Notes due March 2028 (the “2028 ASC MT Notes”); and

d) $143,000 of 7.5% Debentures due May 2037 (the “2037 ASC Notes”).

The 2017 ASC Notes, 2026 ASC Notes, the 2028 ASC MT Notes, and the 2037 ASC Notes are collectively referred to as the “ASC Notes.” Interest on the ASC Notes is payable semiannually. The ASC Notes are guaranteed by SuperValu. The 2026 ASC Notes and 2037 ASC Notes are not redeemable prior to maturity. The 2028 ASC MT Notes are redeemable in whole or in part, at the option of ASC, subject to certain conditions. The ASC Notes do not require the making of any mandatory redemption or sinking fund payments. On May 1, 2017, the 2017 ASC Notes were repaid in full.

Concurrently with the acquisition of NAI in March 2013, ASC, SuperValu, and JPMorgan Chase Bank, N.A., as escrow agent, entered into an escrow agreement pursuant to which ASC has deposited into escrow an amount equal to the outstanding principal balance of the ASC Notes plus funds sufficient to pay interest thereon for three years. ASC granted to SuperValu a security interest in its rights under the escrow agreement to secure reimbursement to SuperValu of any amounts paid by SuperValu under its guarantee of the ASC Notes. The ASC Indenture contains, solely for the benefit of the 2037 ASC Notes (but not any other series of the ASC Notes) certain covenants restricting the ability of ASC and its subsidiaries (subject to customary exceptions) to (i) create liens on certain assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

THE EXCHANGE OFFER

General

On May 31, 2016, we issued and sold the Original 2024 Notes and on August 9, 2016, we issued and sold the Original 2025 Notes to the applicable initial purchasers, without registration under the Securities Act pursuant to the exception set forth in Section 4(a)(2) of the Securities Act. The applicable initial purchasers of the Original Notes subsequently sold the Original Notes to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

In connection with the sale of Original Notes, the holders of the Original Notes became entitled to the benefits of the Registration Rights Agreements as applicable.

This exchange offer is being made pursuant to the Registration Rights Agreements. The summary of the Registration Rights Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements. Copies of the Registration Rights Agreements are filed as exhibits to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. We will issue New Notes in a principal amount equal to the principal amount of Original Notes surrendered in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer. Original Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as:

•	the New Notes are acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes; and

•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes.

A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Our affiliates, as that term is defined under Rule 405 of the Securities Act, may not participate in the exchange offer.

Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution” for additional information.

We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of those Original Notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from us and delivering the New Notes to those holders pursuant to Rule 14e-1(c) of the Exchange Act, we will promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “—Conditions” without waiver by us, certificates or any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes promptly after the expiration date.

Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. We will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See “—Fees and Expenses.”

Holders of Original Notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Shelf Registration Statement

Under the Registration Rights Agreements, we agreed, among other things, that if:

(1) we determine that an exchange offer registration is not available or the exchange offer may not be completed as soon as practicable after the last exchange date because it would violate any applicable law, SEC rules and regulations or any interpretation of the staff of the SEC, or

(2) the exchange offer is not for any other reason completed by the last exchange date, or

(3) upon receipt of a written request from any applicable initial purchaser representing that it holds transfer restricted securities that are or were ineligible to be exchanged in the exchange offer,

we will use our reasonable best efforts to file with the SEC a shelf registration statement as soon as practicable after such determination, date or request, as the case may be, and to have such shelf registration statement declared effective by the SEC by the 90th day following such determination, date or request.

If obligated to file the shelf registration statement, we will use our reasonable best efforts to keep the shelf registration statement continuously effective, supplemented and amended (including through post-effective amendments on Form S-3 if we are eligible to use such Form) until no notes covered by such shelf registration statement constitute transfer restricted notes.

Please refer to the Registration Rights Agreements for the complete shelf registration provisions.

Additional Interest

If (A) the exchange offer for the Original 2024 Notes or the Original 2025 Notes is not consummated by the 450th day following the date on which the Original 2024 Notes or the Original 2025 Notes, respectively, were issued or (B), to the extent applicable, (i) an effective shelf registration statement is not made available by the 90th day following the date on which the requirement to make such shelf registration statement available arises (which in no event shall be earlier than the date the exchange offer is required to be consummated) or (ii) following effectiveness of the shelf registration statement, subject to limited exceptions, it ceases to remain effective or otherwise available for more than 60 days in any 12-month period prior to the time the Original Notes have been covered by the shelf registration statement, the annual interest rate borne by the Original Notes will be increased by 0.25% per annum (the ‘‘Additional Interest’’) with respect to each 90-day period that passes, up to a maximum of 0.50% per annum, in each case, until the respective exchange offer is consummated or an effective shelf registration statement becomes available or again becomes available or the Original Notes are not otherwise restricted securities pursuant to the terms of the Registration Rights Agreements, as applicable.

Any amounts of Additional Interest due will be payable in cash on the same original interest payment dates as for the notes.

Expiration Date; Extensions; Amendment

The term “expiration date” means 5:00 pm, New York City time, on July 28, 2017, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right:

(a) to delay accepting any Original Notes (which we will only do to allow for regulatory approval, and not for general legal compliance absent an extension of the exchange offer and any such delay will be in compliance with Rule 14e-1(c)), to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving written notice of the delay, extension or termination to the exchange agent, or

(b) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Original Notes.

We will notify you promptly of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by us to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment and extend the exchange offer if it otherwise would expire during the extension period so that at least 5 business days remain in the offer following notice of the material change. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

Without limiting the manner in which we may choose to publicly announce any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your Original Notes to the exchange agent as described below. We will only issue New Notes in exchange for Original Notes that you timely and properly tender. Therefore, you should follow carefully the instructions on how to tender your Original Notes. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your notes, please call the exchange agent, whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the Original Notes were issued in book-entry form, and all of the Original Notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the Original Notes may be tendered using the Automated Tender Offer Program (“ATOP”), instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Original Notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender Original Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange Original Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Guaranteed Delivery Procedures

Holders who wish to tender their Original Notes and

(a) whose Original Notes are not immediately available or

(b) who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

(1) the tender is made through an eligible institution;

(2) on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with any other document required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) the properly completed and executed letter of transmittal, or facsimile thereof and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Original Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any Original Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Original Notes that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the Original Notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Original Notes by following the procedures described under “—Procedures for Tendering” above at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

If we determine in our reasonable discretion that the foregoing condition exists, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•	extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

Wilmington Trust, National Association has been appointed as exchange agent for the exchange offer, and is also the trustee under the indentures under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to Wilmington Trust, National Association, addressed as follows:

By Registered or Certified Mail; Hand or Overnight Delivery:

WILMINGTON TRUST, NATIONAL ASSOCIATION

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1626

Attention: Workflow Management—5th Floor

By Facsimile Transmission

(Eligible Institutions Only)

(302) 636-4139

Attn: Workflow Management—5th Floor

For Information or to Confirm by Telephone Call

(302) 636-6470

Fees and Expenses

We have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreements. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

We will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of Wilmington Trust, National Association, as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

(a) to us, upon redemption of the Original Notes or otherwise;

(b) so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

(c) in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon and opinion of counsel reasonably acceptable to us;

(d) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(e) under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and conditions of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

DESCRIPTION OF THE NEW 2024 NOTES

You can find the definitions of certain terms used in this description under the heading “Certain Definitions.” In this description, (1) the terms “Company,” “we,” “us” and “our” refer only to Albertsons Companies, LLC, a Delaware limited liability company, and not to any of its Subsidiaries, (2) the term “NAI” refers only to New Albertson’s, Inc., an Ohio corporation and a Wholly Owned Subsidiary of the Company, and not to any of its Subsidiaries, (3) the term “Safeway” refers to Safeway Inc., a Delaware corporation and a Wholly Owned Subsidiary of the Company, and not to any of its Subsidiaries, (4) the term “Albertsons” refers to Albertson’s LLC, a Delaware limited liability company and a Wholly Owned Subsidiary of the Company, (5) the term “Co-Issuers” refers collectively to NAI, Safeway and Albertsons, (6) the term “Issuers” refers collectively to the Company, NAI, Safeway and Albertsons, and (7) the term “Issuer” refers to any of the Issuers individually. We refer to the Original 2024 notes, together with the New 2024 Notes, as the “2024 Notes.”

The Original 2024 Notes were issued, and the New 2024 Notes will be issued, under an Indenture dated as of May 31, 2016, as amended (the “Indenture”), among the Issuers, the Additional Issuers (as defined below) and Wilmington Trust, National Association, as trustee (the “trustee”).

The terms of the New 2024 Notes are identical in all material respects to the terms of the Original 2024 Notes, except for the transfer restrictions and registration rights relating to the Original 2024 Notes. The following description is a summary of the material provisions of the Indenture. This summary does not restate the Indenture in its entirety. The Issuers urge you to read the Indenture. those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the Registration Rights Agreement because they, and not this description, define your rights as a holder of the notes. Copies of the Indenture and the Registration Rights Agreement may be obtained from the Company upon request.

Ranking

The New 2024 Notes will be:

•	general senior unsecured obligations of the Issuers (including the Additional Issuers), pari passu or senior in right of payment to all existing and future Indebtedness of the Issuers, (including the Additional Issuers) including the Original Notes and the 2025 Notes (each as defined in this prospectus);

•	guaranteed on a senior basis by each of the Subsidiary Guarantors (as defined below), with each such Subsidiary Guarantee being unsecured;

•	senior in right of payment to future Indebtedness that may be subordinated to the New 2024 Notes and the Subsidiary Guarantees;

•	effectively junior to the Issuers’ (including the Additional Issuers’) existing secured Indebtedness, including Indebtedness under the Credit Facilities and any future secured Indebtedness, in each case to the extent of the value of the assets securing such Indebtedness; and

•	effectively subordinated to all Indebtedness and other obligations of the Company’s Subsidiaries that are not obligors of the New 2024 Notes.

The Indenture limits the amount of Indebtedness that the Company and its Restricted Subsidiaries may incur as set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and limits liens securing Indebtedness of the Issuers and the Subsidiary Guarantors as set forth below under “—Certain Covenants—Limitation on Liens.”

Except as described under “—Certain Covenants” below, the Indenture does not contain any provisions that would afford holders of the New 2024 Notes protection in the event of (i) a highly leveraged or similar transaction involving the Issuers or any of their respective Subsidiaries or (ii) a reorganization, restructuring, merger or similar transaction involving an Issuer or any of its Subsidiaries that may adversely affect the holders of the 2024 Notes. In addition, subject to the limitations set forth under “—Certain Covenants” below and certain restrictions under instruments governing the Issuers’ Credit Facilities, an Issuer or any of their Subsidiaries may, in the future, enter into certain transactions that would increase the amount of Indebtedness of the Issuers or their Subsidiaries or substantially reduce or eliminate the assets of the Issuers or their Subsidiaries, which may have an adverse effect on the Company’s ability to service its Indebtedness, including the 2024 Notes.

Principal, Maturity and Interest

The New 2024 Notes will be issued in an initial aggregate principal amount of $1,250.0 million and will mature on June 15, 2024. In addition, an unlimited amount of additional New 2024 Notes may be issued under the Indenture from time to time after this exchange offer. If additional New 2024 Notes are issued with the same terms as the New 2024 Notes offered hereby, such additional New 2024 Notes will form a single class with the New 2024 Notes offered hereby. The New 2024 Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the New 2024 Notes will accrue at the rate of 6.625% per annum. Interest on the New 2024 Notes will be payable semiannually in arrears on June 15 and December 15 of each year until maturity, beginning on December 15, 2017. Interest payments to the holders of record of the New 2024 Notes will be made on the immediately preceding June 1 and December 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

All payments on the New 2024 Notes will be made by wire by the paying agent and registrar unless the Issuers elect to make interest payments by check mailed to the holders of the New 2024 Notes at their addresses set forth in the register of such holders. The trustee will initially act as the paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the New 2024 Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Additional Interest may accrue on the New 2024 Notes in certain circumstances pursuant to the Registration Rights Agreement as described under “Registration Rights.”

Subsidiary Guarantees

The New 2024 Notes will initially be jointly and severally guaranteed (the “Subsidiary Guarantees”) by each of the Company’s Subsidiaries (including the Additional Issuers) that is an obligor under either of the Credit Facilities (other than the Co-Issuers) (the “Subsidiary Guarantors”).

See “Risk Factors—Risks Related To The Notes and Our Indebtedness—The notes will be structurally subordinated to the debt and other liabilities of ACL’s non-guarantor subsidiaries, and your right to receive payments on the notes could be adversely affected if any of such non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.”

The Subsidiary Guarantee of each Subsidiary Guarantor will be:

•	general senior unsecured obligations of such Subsidiary Guarantor, pari passu or senior in right of payment to all existing and future Indebtedness of such Subsidiary Guarantor, including such obligations under the Original Notes and the 2025 Notes;

•	senior in right of payment to future Indebtedness that may be subordinated to its Subsidiary Guarantee of the New 2024 Notes;

•	effectively junior to existing secured Indebtedness of such Subsidiary Guarantor, including its obligations under the Credit Facilities and any future secured Indebtedness of such Subsidiary Guarantor, in each case to the extent of the value of the assets securing such Indebtedness;

•	effectively subordinated to all Indebtedness and other obligations of the non-Subsidiary Guarantors; and

•	structurally senior to all of the existing and future Indebtedness and other liabilities of any of ACL’s existing and future subsidiaries (other than the Co-Issuers) that are not guaranteed by the Subsidiary Guarantors, including the NAI Notes and the Safeway Notes.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. This may not be effective to protect the Subsidiary Guarantee from being voided under fraudulent transfer law, or may eliminate the Subsidiary Guarantors’ obligations or reduce such obligations to an amount that effectively makes the Subsidiary Guarantee worthless. In a Florida bankruptcy case that was overturned by the Eleventh Circuit Court of Appeals on other grounds, a similar provision was found to be ineffective to protect the guarantees.

No Subsidiary Guarantor will be permitted to consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation or other Person, whether or not affiliated with such Subsidiary Guarantor unless:

•	subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and the Indenture pursuant to a supplemental indenture;

•	immediately after giving effect to such transaction, no default or event of default exists; and

•	the Issuers shall have delivered to the trustee an Officer’s Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture.

Except as described under “—Certain Covenants” below, the Indenture provides that in the event of (a) a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, (b) a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or (c) upon legal defeasance or satisfaction and discharge of the Indenture as provided below under the caption “—Defeasance of Notes or Certain Covenants in Certain Circumstances,” then the Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor or a legal defeasance or satisfaction and discharge) or the entity acquiring the property (in the event of a sale or other disposition of all of the assets of the Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee, except in the event of a sale or other disposition to an Issuer or any other Subsidiary Guarantor. Notwithstanding the foregoing, any Subsidiary Guarantor will automatically be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force and effect, upon the merger or consolidation of any Subsidiary Guarantor with and into an Issuer or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation or dissolution of such Subsidiary Guarantor following the transfer of all of its assets to an Issuer or another Subsidiary Guarantor.

Optional Redemption

On and after June 15, 2019, the Issuers may redeem the New 2024 Notes, at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of the Depository Trust Company (“DTC”) (except that notices of redemption may be sent more than 60 days prior to a redemption date if the notice is delivered in connection with a defeasance of the 2024 Notes or the satisfaction and discharge of the Indenture), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), if redeemed during the 12-month period commencing on June 15 of the years set forth below:

Period	Redemption Price
2019	104.969%
2020	103.313%
2021	101.656%
2022 and thereafter	100.000%

In addition, at any time prior to June 15, 2019, the Issuers may redeem the New 2024 Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of DTC (except that notices of redemption may be sent more than 60 days prior to a redemption date if the notice is delivered in connection with a defeasance of the New 2024 Notes or the satisfaction and discharge of the Indenture), at a redemption price equal to 100% of the principal amount of the New 2024 Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date).

Notwithstanding the foregoing, at any time and from time to time on or prior to June 15, 2019, the Issuers may redeem in the aggregate up to 40% of the original aggregate principal amount of the New 2024 Notes (calculated after giving effect to any issuance of additional New 2024 Notes) with the net cash proceeds of one or more Equity Offerings (1) by the Company or (2) by any direct or indirect parent of the Company, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, at a redemption price (expressed as a percentage of principal amount thereof) of 106.625% plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date); provided, however, that at least 50% of the original aggregate principal amount of the New 2024 Notes (calculated after giving effect to any issuance of additional New 2024 Notes) remain outstanding after each such redemption; and provided, further, that such redemption shall occur within 180 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of New 2024 Notes being redeemed or otherwise in accordance with DTC procedures and otherwise in accordance with the procedures set forth in the Indenture.

In connection with any redemption of New 2024 Notes (including with the net cash proceeds of an Equity Offering), any such redemption may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, debt issuance, other offering or other corporate transactions or events and may provide for extensions of the redemption date at the option of the Issuers. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof.

Subject to applicable federal and state securities laws, the Company, its Subsidiaries or any direct or indirect parent of the Company may at any time and from time to time purchase New 2024 Notes in the open market or otherwise.

Mandatory Redemption

The Issuers will not be required to make any mandatory redemption or sinking fund payments in respect of the New 2024 Notes.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event (as defined herein), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s New 2024 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), except to the extent the Issuers have previously elected to redeem 2024 Notes as described under “—Optional Redemption.”

Within 30 days following any Change of Control Triggering Event, except to the extent that the Issuers have exercised their right to redeem the New 2024 Notes as described under “—Optional Redemption,” the Issuers shall send a notice (a “Change of Control Offer”) to each holder with a copy to the trustee stating:

(1) that a Change of Control Triggering Event has occurred and that such holder has the right to require the Issuers to purchase all or a portion of such holder’s New 2024 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and information regarding such Change of Control Triggering Event;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is sent); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its New 2024 Notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all 2024 Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon such Change of Control Triggering Event (subject to any extensions to the extent set forth in the notice of such Change of Control Offer). If Holders of not less than 90% in aggregate principal amount of the outstanding New 2024 Notes validly tender and do not withdraw such 2024 Notes in a Change of Control Offer and the Issuers, or any third party making a Change of Control

Offer in lieu of the Issuers, purchase all of the New 2024 Notes validly tendered and not withdrawn by such Holders, the Issuers or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all New 2024 Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New 2024 Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

This Change of Control Triggering Event repurchase provision is a result of negotiations between the Issuers and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The occurrence of events which would constitute a Change of Control may constitute a default under the Credit Facilities. Future senior indebtedness of the Issuers may also contain prohibitions on certain events which would constitute a Change of Control or require such senior indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the New 2024 Notes could cause a default under such senior indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New 2024 Notes to require the Issuers to repurchase such New 2024 Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

If on any date following the Issue Date (i) the New 2024 Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no default or event of default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Termination Event”), the Company and the Restricted Subsidiaries will not at any time thereafter be subject to the following covenants:

(1) “—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(4) “—Transactions with Affiliates.”

There can be no assurance that the New 2024 Notes will ever achieve or maintain Investment Grade Ratings.

The Issuers shall provide written notice to the trustee of the occurrence of any Covenant Termination Event, but no default or event of default shall occur as a result of the failure to provide such notice. The trustee will have no obligation to (1) independently determine or verify if such events have occurred or (2) notify the holders of the New 2024 Notes of the occurrence of a Covenant Termination Event.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture provides that:

(1) the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) the Company will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Interest Coverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that Restricted Subsidiaries that are not Subsidiary Guarantors may not Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock pursuant to this paragraph if, after giving pro forma effect to such Incurrence or issuance (including the pro forma application of the net proceeds therefrom), the aggregate principal amount of Indebtedness or Disqualified Stock or Preferred Stock then outstanding of Restricted Subsidiaries that are not Subsidiary Guarantors pursuant to this paragraph exceeds the greater of $1,250 million and 5.0% of Total Assets (the “Non-Guarantor Exception”).

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness under the ABL Facility in an aggregate principal amount not to exceed the greater of (x) $5,500 million and (y) the Borrowing Base;

(b) the Incurrence by the Company or the Restricted Subsidiaries of Indebtedness under the Term Loan Facility in an aggregate principal amount not to exceed $8,000 million plus an unlimited amount of additional Indebtedness under the Term Loan Facility as long as, at the time of Incurrence and after giving pro forma effect thereto (including the use of proceeds therefrom), the Consolidated Secured Net Leverage Ratio would not exceed 3.75 to 1.00 (assuming, to the extent incurred pursuant to this clause (b), that all such Indebtedness is secured whether or not so secured;

(c) the Incurrence by the Issuers and the Subsidiary Guarantors of Indebtedness represented by the 2024 Notes and the Subsidiary Guarantees issued on the Issue Date and this exchange offer and the Subsidiary Guarantees issued on the Issue Date pursuant to the Registration Rights Agreement;

(d) Indebtedness, Disqualified Stock and Preferred Stock existing on the Issue Date (other than Indebtedness described in clauses (a), (b), (c) and (aa));

(e) Indebtedness (including, without limitation, Capital Lease Obligations, and purchase money Indebtedness), Disqualified Stock and Preferred Stock Incurred by the Company or any of the Restricted Subsidiaries to finance the acquisition, purchase, lease, construction, design, installation or improvement of property (real or personal), equipment or other asset that is used or useful in a Similar Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and related taxes and transaction costs in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred pursuant to this clause (e), does not exceed the greater of (x) $1,250 million and (y) 5.0% of Total Assets at the time of Incurrence;

(f) Indebtedness with respect to all obligations and liabilities, contingent or otherwise, in respect of letters of credit, acceptances and similar facilities incurred in the ordinary course of business, including, without limitation, letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(g) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, Incurred in connection with any acquisition or disposition of any business, assets or a Subsidiary of the Company or assumed, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(h) Indebtedness of the Company to a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(i) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(j) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Subsidiary Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any

Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(k) Indebtedness owing by Casa Ley (whether or not owing to the Company or any Restricted Subsidiary);

(l) obligations in respect of self-insurance and obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and similar instruments and performance and completion guarantees and similar obligations provided by the Company or any Restricted Subsidiary, in each case, incurred in the ordinary course of business;

(m) Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (m) (and any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any such obligations), does not exceed the greater of (x) $1,500 million and (y) 6.0% of Total Assets at the time of Incurrence; provided, however, that notwithstanding the foregoing, nothing contained herein shall prevent the Company or any Restricted Subsidiary from refinancing, refunding, extending, renewing or replacing any obligations Incurred under this clause (whether or not such obligations could be newly Incurred under this clause on the date of such refinancing, refunding, extension, renewal or replacement), so long as the obligations resulting from such refinancing, refunding, extension, renewal or replacement do not exceed the sum of (A) the outstanding principal amount or, if greater, committed amount of such obligations at the time such obligations became Permitted Debt under the Indenture, plus accretion of original issue discount, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued under this clause (m) shall cease to be deemed Incurred or outstanding for purposes of this clause (m) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company or the Restricted Subsidiary, as the case may be, could have Incurred or issued such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance upon this clause (m));

(n) any guarantee or co-issuance by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other obligations by the Company or such Restricted Subsidiary is not prohibited under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the 2024 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, any such guarantee or co-issuance of such Subsidiary Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee with respect to the New 2024 Notes substantially to the same extent as such Indebtedness is subordinated to the New 2024 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable;

(o) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock Incurred as permitted under the first paragraph of this covenant and clauses (c), (d), (e), (k), (o) and (p) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay

premiums (including lender premiums), defeasance costs, accrued interest, fees and expenses in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced, replaced, renewed, extended or defeased;

(2) has a Stated Maturity which is no earlier than the earlier of (i) the Stated Maturity of the Indebtedness being refunded or refinanced and (ii) one year after the Stated Maturity of the 2024 Notes;

(3) to the extent such Refinancing Indebtedness refinances (x) Indebtedness junior to the 2024 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the 2024 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, or (y) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing; and

(5) shall not include (x) Indebtedness of a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor that refinances Indebtedness of an Issuer or a Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(p) Indebtedness, Disqualified Stock or Preferred Stock of (i) the Company or any Restricted Subsidiary incurred or issued to finance an acquisition and (ii) Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the first paragraph of this covenant;

(2) the Interest Coverage Ratio would not be less than immediately prior to such acquisition; or

(3) such Indebtedness is Incurred by an Issuer or a Guarantor and does not require the payment in cash of principal (other than in respect of working capital adjustments) prior to the Stated Maturity of the 2024 Notes, has a final maturity which extends beyond the Stated Maturity of the 2024 Notes, and is subordinated to the 2024 Notes;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within ten Business Days of its Incurrence;

(r) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to any Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(s) Contribution Indebtedness;

(t) Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(u) Indebtedness of Foreign Subsidiaries of the Company in an amount not to exceed the greater of (x) $750 million or (y) 3.0% of Total Assets of all Foreign Subsidiaries at the time of such Incurrence;

(v) Indebtedness of the Company or any Restricted Subsidiary Incurred in the ordinary course of business under guarantees of Indebtedness of suppliers, licensees, franchisees or customers;

(w) to the extent constituting Indebtedness, obligations in respect of (i) customer deposits and advance payments received in the ordinary course of business, (ii) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business and (iii) any customary cash management, cash pooling or netting or setting off arrangements or automatic clearinghouse arrangements in the ordinary course of business;

(x) Indebtedness to current or former officers, managers, consultants, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Company or any other direct or indirect parent of the Company permitted by the Indenture;

(y) Indebtedness in connection with a Qualified Receivables Financing;

(z) Indebtedness in connection with a Qualified Real Estate Financing Facility;

(aa) the Existing 2022 Notes; provided this clause (aa) shall not be in effect 60 days following the Issue Date; and

(bb) Indebtedness incurred by the Company or any Restricted Subsidiary; provided that (i) the net proceeds of such Indebtedness will be used to prepay other outstanding Indebtedness of the Company or any Restricted Subsidiary and (ii) such Indebtedness is thereafter promptly assumed, retired or otherwise repaid by a Person (other than the Company or any Restricted Subsidiary) and upon such assumption, retirement or other repayment, such Indebtedness is non-recourse to the Company or any Restricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or Preferred Stock will be treated as having been Incurred pursuant to only one of the clauses in the second paragraph or pursuant to the first paragraph hereof, but may be Incurred partially under one clause and partially under one or more other clauses; provided that all Indebtedness under the ABL Facility which is in existence or committed to on or prior to the Issue Date and the Indebtedness under the Term Loan Facility outstanding or committed to on or prior to the Issue Date, in each case, shall be deemed to have been Incurred on the Issue Date pursuant to clauses (a) and (b) of the second paragraph hereof, respectively, and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness. Accrual of interest, the accretion of accreted value, the amortization or accretion of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant or “—Limitation on Liens.” Any Indebtedness under a revolving credit or similar facility shall only be deemed to be Incurred at the time funds are borrowed. Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or similar instruments relating to, or Liens securing, Indebtedness which are otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant. Indebtedness that is cash collateralized shall not be deemed to be Indebtedness hereunder to the extent of such cash collateralization. The principal amount of any Disqualified Stock or Preferred Stock will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Limitation on Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends, payments or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests; or (B) dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary of the Company, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent company of the Company held by any Person other than the Company or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (h) and (j) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment.

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no default or event of default shall have occurred and be continuing or would occur as an immediate consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date and not returned or rescinded (including Restricted Payments permitted by clauses (1), (11)(b) and (20) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on the first day of the first fiscal quarter after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company or any direct or indirect parent company of the Company (excluding (without duplication) Refunding Capital Stock (as defined below), Designated Preferred Stock, Cash Contribution Amount, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries to the extent funded by the Company or any of its Restricted Subsidiaries), plus

(3) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock, of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Company or any direct or indirect parent of the Company (other than Disqualified Stock), plus the amount of any cash and the Fair Market Value of any property received by the Company or such Restricted Subsidiary in connection with such exchange, plus

(5) 100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by the Company or any Restricted Subsidiary from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments or Permitted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments or Permitted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (9) of the next succeeding paragraph or clause (27) of “Permitted Investments”), (B) the sale or disposition (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary, or (C) a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged or consolidated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case after the Issue Date, the Fair Market Value of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the Investment in the Unrestricted Subsidiary was made pursuant to clause (9) of the next succeeding paragraph or clause (27) of “Permitted Investments”).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of such irrevocable notice, as applicable, if at the date of declaration such payment or the giving of such notice would have complied with the provisions of the Indenture (assuming, in the case of a redemption payment, the giving of such notice would have been deemed a Restricted Payment at such time and such deemed Restricted Payment would have been permitted at such time);

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent of the Company or Subordinated Indebtedness of any Issuer or any Subsidiary Guarantor in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of fractional shares), or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent company of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Restricted Subsidiaries to the extent funded by the Company and its Restricted Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, defeasance, repurchase or other acquisition or retirement of (i) Subordinated Indebtedness of an Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of an Issuer or any Subsidiary Guarantor or (ii) Disqualified Stock of an Issuer or any Subsidiary Guarantor made in exchange for, or out of the proceeds of a substantially concurrent sale of, Disqualified Stock of an Issuer or any Subsidiary Guarantor, in either case which constitutes Refinancing Indebtedness under clause (o) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Company to finance any such repurchase, retirement or other acquisition) or retirement for value of Equity Interests of the Company or any direct or indirect parent of the

Company held by any future, present or former employee, director or consultant of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company (or the relevant Person’s estate or beneficiary of such Person’s estate) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $125 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for succeeding calendar years up to a maximum of $75 million in the aggregate in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) to employees, members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b) the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) and its Restricted Subsidiaries after the Issue Date;

(provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year); and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, employees or consultants of the Company, or any direct or indirect parent company or Restricted Subsidiaries in connection with a repurchase of Equity Interests pursuant to this clause (4) of the Company or any direct or indirect parent company will not be deemed to constitute a Restricted Payment);

(5) (a) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or Disqualified Stock or Preferred Stock of any of its Restricted Subsidiaries and (b) the payment of any redemption price or liquidation value of any such Disqualified Stock or Preferred Stock when due in accordance with its terms, in each case, Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of the Company issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had an Interest Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7) (a) the payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by the Company after the Issue Date from any public offering of common stock or contributed to the Company by any direct or indirect parent of the Company from any public offering of common stock or (b) in lieu of all or a portion of dividends permitted by clause (a) above, repurchases of Equity Interests of the Company or any direct or indirect parent of the Company for aggregate consideration that, when taken together with dividends permitted under clause (a), does not exceed the amount contemplated by clause (a);

(8) Restricted Payments that are made with Excluded Contributions;

(9) other Restricted Payments in an aggregate amount not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Restricted Payment;

(10) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(11) the payment of dividends, other distributions or other amounts by the Company to, or the making of loans to, any direct or indirect parent, in the amount required for such parent to, if applicable:

(a) pay amounts equal to the amounts required for such direct or indirect parent of the Company to pay fees, taxes and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits (including indemnification, insurance and insurance premiums) payable to officers and employees of such direct or indirect parent of the Company, if applicable, and general corporate overhead expenses of such direct or indirect parent of the Company, if applicable, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company, if applicable, and its Restricted Subsidiaries;

(b) pay, if applicable, amounts equal to amounts required for such direct or indirect parent of the Company, if applicable, to pay interest and/or principal on Indebtedness; and

(c) pay customary and reasonable costs and expenses of financings, acquisitions or offerings of securities of such direct or indirect parent of the Company that are not consummated;

(d) pay costs (including all professional fees and expenses) incurred by such direct or indirect parent of the Company in connection with reporting obligations under or otherwise incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary; and

(e) expenses Incurred by such direct or indirect parent of the Company in connection with any public offering or other sale of Capital Stock or Indebtedness:

(i) where the net proceeds of such offering or sale are intended to be received by or contributed to the Company or a Restricted Subsidiary,

(ii) in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(iii) otherwise on an interim basis prior to completion of such offering so long as such direct or indirect parent of the Company shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed;

(12) the payment of cash dividends or other distributions on the Company’s Capital Stock used to (or the making of loans to any direct or indirect parent of the Company to) fund the payment of fees and expenses owed by the Company (or any direct or indirect parent company of the Company, as the case may be, or Restricted Subsidiaries of the Company) to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(13) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants or other rights if such Equity Interests represent a portion of the exercise price of such options or warrants and payments in cash in lieu of the issuance of fractional shares;

(14) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(15) the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries pursuant to provisions similar to those described under “—Change of Control Triggering Event” and “—Asset Sales;” provided that, prior to or concurrently with such payment, purchase, redemption, defeasance or other acquisition or retirement for value, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the New 2024 Notes as a result of such Change of Control Triggering Event or Asset Sale, as the case may be, and have repurchased all New 2024 Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(16) distributions pursuant to the Casa Ley CVR Agreement (as defined in this Prospectus);

(17) distributions required in connection with a Qualified Real Estate Financing Facility;

(18) distributions or payments of Receivables Fees, sales contributions and other transfers of and purchases of assets pursuant to repurchase obligations, in each case in connection with a Qualified Receivables Financing;

(19) (i) with respect to any taxable period ending after the Issue Date for which the Company is treated as a partnership or a disregarded entity for U.S. federal income tax purposes, distributions to the Company’s equity owners in an aggregate amount equal to the product of (A) the taxable income of the Company for such taxable period, reduced by any taxable loss with respect to any prior taxable period ending after the Issue Date (not previously taken into account in determining permitted tax distributions under this clause (19)) to the extent such taxable loss would have been deductible by the equity owners against such taxable income if such loss had been incurred in the taxable period in question (assuming that the equity owners have no items of income, gain, loss, deduction or credit other than through the Company) and (B) the highest combined marginal U.S. federal, state and local income and Medicare tax rate applicable to any equity owner of the Company for such taxable period (taking into account the character of the taxable income in question (long term capital gain, qualified dividend income, etc.) and the deductibility of state and local income taxes for U.S. federal income tax purposes (and any applicable limitation thereon)), and (ii) with respect to any taxable period ending before the Issue Date for which AB Acquisition LLC was a partnership for U.S. federal income tax purposes, distributions to the Company’s equity owners in an aggregate amount equal to the product of (A) any additional taxable income that is allocated for U.S. federal income tax purposes to persons that are equity owners of the Company after the Issue Date for such taxable period resulting from a tax audit adjustment made after the Issue Date relating to income generated in the Company or any entities that are owned directly or indirectly by the Company (including any predecessors thereof) and (B) the highest combined marginal U.S. federal, state and local income and Medicare tax rate applicable to any equity owner of the Company for such taxable period (taking into account the character of the additional taxable income in question (long term capital gain, qualified dividend income, etc.) and the deductibility of state and local income taxes for U.S. federal income tax purposes (and any applicable limitations thereon)) plus any penalties, additions to tax or interest that may be imposed as a result of such audit adjustment; and

(20) other Restricted Payments as long as, at the time of the making thereof and after giving pro forma effect thereto (including, without limitation, the incurrence of any Indebtedness to finance such Restricted Payments), the Total Leverage Ratio would be less than 4.00 to 1.00;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (9) and (20), no default or event of default shall have occurred and be continuing or would occur as a consequence thereof.

It is expected that as of the Issue Date, all of the Company’s Subsidiaries (other than captive insurance companies) will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

For purposes of the covenant described above, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Issuers may classify such Investment or Restricted Payment in any manner that complies with this covenant and may later reclassify any such Investment or Restricted Payment so long as such Investment or Restricted Payment (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless:

(1) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration (including by way of relief or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value (as determined on the date the contractual obligation is entered into) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the 2024 Notes) that are assumed by the transferee of any such assets;

(b) any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received); and

(c) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall each be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Cash Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Cash Proceeds from such Asset Sale, at its option:

(1) to repay Obligations under the Credit Facilities that are secured by a Lien (and in the case of revolving obligations, to correspondingly permanently reduce commitments with respect thereto);

(2) to repay either (i) Obligations under the 2024 Notes or (ii) Obligations under any other Pari Passu Indebtedness (and in the case of revolving obligations, to correspondingly permanently reduce commitments with respect thereto); provided that in the case of any repayment pursuant to clause (ii), the Company or such Restricted Subsidiary will reduce Obligations under the 2024 Notes on an equal or ratable basis with the Pari Passu Indebtedness repaid pursuant to clause (ii) (a) on a pro rata basis as provided under “—Optional Redemption,” (b) through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or (c) by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase their 2024 Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of 2024 Notes that would otherwise be prepaid (which offer shall be deemed to be an Asset Sale Offer for purposes hereof); and/or

(3) to acquire Additional Assets;

provided that in the case of clause (3) above, a binding commitment (whether or not subject to conditions) shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment and, in the event such binding commitment is later canceled or terminated for any reason before such Net Cash Proceeds are so applied, the Company or such Restricted Subsidiary enters into another binding commitment (whether or not subject to conditions) within six months of such cancellation or termination of the prior binding commitment.

Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise use such Net Cash Proceeds for any purpose not prohibited by the Indenture. The Indenture provides that any Net Cash Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds (i) $150.0 million, in the case of a single transaction or a series of related transactions, or (ii) $300.0 million aggregate amount in any fiscal year, the Issuers shall make an offer (an “Asset Sale Offer”) to all holders of New 2024

Notes and to all holders of any Pari Passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to Asset Sales, to purchase the maximum principal amount of such New 2024 Notes and such Pari Passu Indebtedness, as appropriate, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or in the event such Pari Passu Indebtedness was issued with original issue discount, 100% of the principal amount thereof), plus accrued and unpaid interest (or such lesser price, if any, as may be provided by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture and, in the case of New 2024 Notes, is in a minimum amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed (i) $150.0 million, in the case of a single transaction or a series of related transactions, or (ii) $300.0 million aggregate amount in any fiscal year by mailing the notice required pursuant to the terms of the Indenture, with a copy to the trustee. If the aggregate principal amount of New 2024 Notes or the other Pari Passu Indebtedness surrendered by such holders and holders thereof exceeds the amount of Excess Proceeds, the Issuers shall select the New 2024 Notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis based on the principal amount of the New 2024 Notes or such other Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero, and in the case of an Asset Sale Offer being effected in advance of being required to do so by the Indenture, the amount of Net Cash Proceeds the Issuers are offering to apply in such Asset Sale Offer shall be excluded in subsequent calculations of Excess Proceeds.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the New 2024 Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

If more New 2024 Notes are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such New 2024 Notes for purchase will be made by the Issuers in compliance with the requirements of the principal national securities exchange, if any, on which such New 2024 Notes are listed, or if such New 2024 Notes are not listed, by lot or such other method as the Issuers shall deem fair and appropriate (and in such manner as complies with applicable requirements of DTC); provided, that the Issuers shall not select New 2024 Notes for purchase which would result in a noteholder with a principal amount of New 2024 Notes less than the minimum denomination to the extent practicable.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of New 2024 Notes (with a copy to the trustee) at such holder’s registered address (or otherwise in accordance with DTC procedures). If any New 2024 Note is to be purchased in part only, any notice of purchase that relates to such New 2024 Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new 2024 Note in principal amount equal to the unpurchased portion of any 2024 Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original 2024 Note; provided that global 2024 Notes will be reduced in accordance with the applicable procedures of DTC to reflect the unpurchased portion of any such 2024 Note. On and after the purchase date, unless the Issuers default in payment of the purchase price, interest shall cease to accrue on 2024 Notes or portions thereof purchased.

Transactions with Affiliates

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, loan, advance or guarantee with any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $50 million, unless:

(a) such Affiliate Transaction is on terms, taken as a whole, that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction at the time of such transaction (or if earlier, the date on which such transaction is contractually agreed) by the Company or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $75 million, the Company delivers to the trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company or any direct or indirect parent of the Company, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (a) above (which resolution, if adopted by a majority of the Disinterested Directors shall be conclusive evidence of compliance with clause (a) above).

The foregoing provisions will not apply to the following:

(1) (a) transactions between or among the Company, the Co-Issuers and/or any of the Restricted Subsidiaries or any person that becomes a Restricted Subsidiary as a result of the applicable transactions and (b) any merger of the Company and any direct parent of the Company, provided that such direct parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company (if applicable) and such merger is otherwise in compliance with the terms of the indenture and effected for a bona fide business purpose;

(2) transactions in connection with (a) Restricted Payments permitted by the provisions of the indenture described above under the covenant “—Limitation on Restricted Payments” and (b) Permitted Investments;

(3) the payment of reasonable and customary fees and compensation paid to, and indemnities, insurance arrangements, reimbursements, and employment and severance arrangements provided on behalf of, former, current or future, officers, directors, employees or consultants of the Company or any Restricted Subsidiary or any direct or indirect parent company of the Company;

(4) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(5) payments or loans (or cancellation of loans) to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of the Company in good faith;

(6) any agreement (other than with the Sponsor) as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the noteholders in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;

(7) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date;

(8) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, and are on terms at least as favorable that could reasonably have been obtained at such time from an unaffiliated party (determined at the time such transaction is entered into, or, if early, the date such transaction is contractually agreed) or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(9) any transaction effected as part of a Qualified Receivables Financing, including dispositions and repurchases of assets;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Company and the granting of registration rights and other customary rights in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(11) (a) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $75 million and (y) 3.0% of EBITDA for such fiscal year, plus all out-of-pocket reasonable expenses incurred by the Sponsor or any of its Affiliates in connection with the performance of management, consulting, monitoring, advisory or other services with respect to the Company and its Restricted Subsidiaries and (b) the payment to Sponsor or an Affiliate of Sponsor for the reasonable out-of-pocket costs of actual and necessary reasonable out-of-pocket legal, accounting, insurance, marketing, financial and similar types of services paid for by Sponsor or such Affiliate on behalf of the Company or any Restricted Subsidiary of the Company;

(12) payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, consulting, underwriting or placement services or in respect of other investment banking or advisory activities, including, without limitation, in connection with the Transactions, operations, management, acquisitions, divestitures or other financing arrangements, which payments are approved by a majority of the Board of Directors of the Company or any direct or indirect parent of the Company in good faith;

(13) any contribution to the capital of the Company;

(14) transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Consolidation or Sale of Assets”;

(15) transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent of the Company, as the case may be, on any matter involving such other Person;

(16) pledges of Equity Interests of Unrestricted Subsidiaries;

(17) any employment agreements, pension plans or other employee benefit plans or arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(18) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(19) in the case of clause (19) of the second paragraph of the covenant described under “—Limitation on Restricted Payments,” the entering into any tax sharing agreement or arrangement with respect to such payments;

(20) transactions entered into in good faith which provide for shared employees, services and/ or facilities arrangements and which provide cost savings and/or other operational efficiencies;

(21) transactions between Albertson’s Group and any Person that is an Affiliate solely due to the fact that a director of such Person is also a director of the Company or any other direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent of the Company, as the case may be, on any matter involving such other Person;

(22) any Sale and Lease-Back Transaction;

(23) any purchases by the Company’s Affiliates of Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company’s Affiliates; provided that such purchases by the Company’s Affiliates are on the same terms as such purchases by such Persons who are not the Company’s Affiliates; and

(24) transactions contractually agreed to between an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary.

Limitation on Liens

Neither the Company nor any of its Restricted Subsidiaries may issue, assume or guarantee any Indebtedness secured by a Lien (other than a Permitted Lien) upon any asset or property of the Company or such Restricted Subsidiary or on any evidences of Indebtedness or shares of Capital Stock of, or other ownership interests in, any Restricted Subsidiary (regardless of whether the asset, property, Indebtedness, Capital Stock or ownership interests were acquired before or after the date of the Indenture) without effectively providing that the 2024 Notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured.

The preceding paragraph will not require the Company or any Restricted Subsidiary to secure the 2024 Notes if the relevant Lien consists of a Permitted Lien. Any Lien which is granted to secure the 2024 Notes or such Subsidiary Guarantee under the preceding paragraph shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the 2024 Notes or such Subsidiary Guarantee under the preceding paragraph.

Notwithstanding the foregoing,

(a) if any of the Reference Notes are hereafter secured by any Liens on any of the assets of the Company or any of its Restricted Subsidiaries (the “Additional Liens”), then the Company or such Restricted Subsidiary shall, substantially concurrently with the granting of any such Liens, grant perfected Liens in the same additional collateral securing the Reference Notes to secure the New 2024 Notes, equally, ratably and on a pari passu basis (the “Pari Passu Liens”); provided that the foregoing shall not apply to any Permitted Liens that secure any Reference Notes as of the Issue Date. The Pari Passu Liens granted pursuant to this provision shall be (i) granted concurrently with the granting of any such Additional Liens, and (ii) granted pursuant to instruments, documents and agreements which are no less favorable to the trustee and the holders of the 2024 Notes than those granted to secure such Reference Notes. In connection with the granting of any such Pari Passu Liens, the Company or the applicable Restricted Subsidiary shall provide to the trustee (y) policies of title insurance on customary terms and conditions, to the extent that policies of title insurance on the corresponding property are provided to the holders of such Reference Notes or their trustee (and in an insured amount that bears the same proportion to the principal amount of the outstanding New 2024 Notes as the insured amount in the policies provided to the holders of such Reference Notes bears to the aggregate outstanding amount thereof), and (z) legal opinions and other assurances as the trustee may reasonably request; and

(b) if the Company or any of its Restricted Subsidiaries become entitled to the release of all of such Additional Liens securing such Reference Notes and Subsidiary guarantees related thereto, and provided that no default or event of default has then occurred and remains continuing, the Company or such Restricted Subsidiary may in its sole discretion request that the collateral agent release the corresponding Pari Passu Liens securing the New 2024 Notes and in such circumstances the collateral agent shall so release such Pari Passu Liens.

Notwithstanding the foregoing, in the event that the Issuers register the 2024 Notes or the related exchange notes with the SEC pursuant to the Registration Rights Agreement and at any time Rule 3-16 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Restricted Subsidiary of the Company due to the fact that such Restricted Subsidiary’s Capital Stock secures the 2024 Notes or the related exchange notes, then the Capital Stock of such Restricted Subsidiary shall at such time automatically be deemed not to be part of the collateral that would secure the 2024 Notes pursuant to this covenant, but only to the extent necessary to not be subject to such requirement.

For purposes of the covenant described above, if any Lien would be permitted pursuant to one or more of the exceptions contained in the definition of “Permitted Lien,” the Company may classify such Lien in any manner that complies with this covenant and may later reclassify any such Lien so long as such Lien (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Merger, Consolidation or Sale of Assets

The Indenture does not allow any Issuer to (1) consolidate or merge with or into another Person or (2) sell assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(a) either (x) an Issuer is the surviving person, in the case of a merger or consolidation, and after giving effect to such merger or consolidation, there will be a co-obligor of the New 2024 Notes that is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia for so long as the Company remains a limited liability company or (y) the successor or transferee is a corporation, partnership or limited liability company organized under the laws of the United States, or any state thereof or the District of Columbia and such successor or transferee expressly assumes, by supplemental indenture, all of such Issuer’s obligations under the Indenture, including under the New 2024 Notes; provided if such successor or transferee is not a corporation, a co-obligor of the New 2024 Notes is a corporation;

(b) no default or event of default under the Indenture exists immediately after such transaction; and

(c) the Issuers shall have delivered to the trustee an Officer’s Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture.

Subsidiary Guarantees

The Indenture provides that the Company will cause each Restricted Subsidiary that is a wholly owned Domestic Subsidiary other than the Co-Issuers (unless such Subsidiary is not required to guarantee the Credit Facilities or is already a Subsidiary Guarantor) that:

(a) guarantees any Indebtedness of the Company or any of its Restricted Subsidiaries; or

(b) Incurs any Indebtedness or issues any shares of Disqualified Stock,

in each case, other than (1) Indebtedness Incurred pursuant to the Non-Guarantor Exception and (2) any Permitted Debt referred to in the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” to execute and deliver to the trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the 2024 Notes. The Indebtedness and Disqualified Stock referenced in clause (a) and (b) shall be referred to as “Reference Indebtedness.”

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by such Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

In the event that any such (i) Restricted Subsidiary no longer guarantees such Reference Indebtedness or (ii) such Reference Indebtedness is no longer outstanding, then, in each case, such Restricted Subsidiary will be released and relieved of its obligations as a Subsidiary Guarantor; provided that any such transaction related to such release is carried out pursuant to and in accordance with all other applicable provisions of the Indenture.

Reports

So long as any New 2024 Notes are outstanding:

(1) the Company will provide the trustee and holders of New 2024 Notes with annual consolidated financial statements for each fiscal year audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Company’s fiscal year and unaudited quarterly financial statements (including a balance sheet, statement of operations and statement of cash flows for the fiscal quarter and year-to-date period then ended and the corresponding fiscal quarter and year-to-date period from the prior year) within 60 days after the end of each of the first three fiscal quarters of each fiscal year. Such annual and quarterly financial statements will (i) be prepared in accordance with GAAP (with the exception of the absence of year-end adjustments and footnotes in the case of quarterly financial statements) and (ii) be accompanied by a “management discussion and analysis” of the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods presented in a level of detail comparable (in the reasonable judgment of the Company) to the management discussion and analysis of the results of operations of the Company contained in this Prospectus. Unless otherwise publicly available, such financial statements and related discussion shall be made available to holders of New 2024 Notes and prospective investors in the New 2024 Notes by posting on a password protected website accessible by all such persons, which will announce when such items have been posted (it being understood that the Company may require a certification and customary non-disclosure agreement to access such site); and

(2) the Company will furnish to the trustee and holders of New 2024 Notes all information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01, 2.05, 2.06, 4.01, 4.02 and 5.01 (but excluding, for the avoidance of doubt, financial statements and exhibits that would be required pursuant to Item 9.01 of Form 8-K, other than financial statements and pro forma financial information required pursuant to clauses (a) and (b) of Item 9.01 of Form 8-K (in each case relating to transactions required to be reported pursuant to Item 2.01 of Form 8-K) to the extent available (as determined by the Company in good faith, which determination shall be conclusive)) if the Company had been a reporting company under the Exchange Act; provided, however, that no such report will be required to be furnished if the Company determines in its good faith judgment (which determination shall be conclusive) that such event is not material to holders of the New 2024 Notes or the business, assets, operations, financial position or prospects of the Company and its Subsidiaries, taken as a whole, or if the Company determines in its good faith judgment (which determination shall be conclusive) that such disclosure would otherwise cause material competitive or other material harm to the business, assets, operations, financial position or prospects of the Company and its Subsidiaries, taken as a whole; provided that such non-disclosure shall be limited only to those specific provisions that would cause material competitive or other material harm and not the occurrence of the event itself provided, further, that no such report will be required to include a summary of the terms of any employment or compensatory arrangement agreement, plan or understanding between the Company (or any of its Subsidiaries) and any director, manager or executive officer of the Company (or any of its Subsidiaries). All information to be furnished pursuant to this clause (2) shall be furnished within the time periods specified in the SEC’s rules and regulations for non-accelerated filer reporting companies under the Exchange Act. Information to be furnished pursuant to this clause (2) shall be made by posting on the website referred to in clause (1) above.

If after the Issue Date the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the clauses (1) and (2) above shall include a reasonably detailed presentation (which may be consistent with the non-guarantor information provided in this prospectus), either on the face of the financial statements or in the footnotes to the financial statements and in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” or comparable section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

So long as any New 2024 Notes are outstanding, the Company will also issue a notification (which can be a notification through the website described above or by email to registered holders of New 2024 Notes) upon the posting of the information required by clauses (1) and (2) above.

The Company will hold a conference call for the holders of New 2024 Notes to discuss such financial information described in clause (1) above no later than 10 calendar days after delivering the annual financial information and the quarterly financial information described in clause (1) above (it being understood that such conference call may be prior to the delivery of such financial information described above and may be the same conference call as with the Company’s equity or debt investors and analysts at the time of its earnings release). The Company will issue a notification (which can be a notification through the website described above or by email to registered holders of New 2024 Notes) of any such conference call at least one Business Day in advance.

In the event that any direct or indirect parent of the Company is or becomes a guarantor (a “Parent Guarantor”) of the New 2024 Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such Parent Guarantor; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent Guarantor and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company and the Subsidiaries of the Company on a stand-alone basis, on the other hand.

The filing requirements set forth above for the applicable period may be satisfied by the Company (i) prior to the consummation of a Qualified IPO, by a Parent Entity filing a registration statement in connection with a potential Qualified IPO or (ii) prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and, in each case, satisfying the requirements set forth in the preceding paragraph.

Notwithstanding anything to the contrary set forth above, if the Company, a Parent Guarantor or any Parent Entity has provided the reports described in the preceding paragraphs with respect to the Company, such Parent Guarantor or any Parent Entity, in each case, the Company shall be deemed to be in compliance with the provisions of this covenant.

To the extent any such information, reports or other documents are filed electronically on the SEC’s Electronic Data Gathering and Retrieval System (or any successor system), such filing shall be deemed to be delivered to the holders of the New 2024 Notes and the trustee.

Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of their covenants hereunder (as to which the trustee is entitled to rely exclusively on an Officer’s Certificate).

Events of Default

Events of default means any of the following:

(1) default in the payment of any interest upon any New 2024 Notes when it becomes due and payable, and continuance of such default for a period of 30 days,

(2) default in the payment of principal of or premium, if any, on any New 2024 Notes when due,

(3) the acceleration of the maturity of any Indebtedness of an Issuer or any Subsidiary Guarantor (other than Non-recourse Indebtedness), at any one time, in an amount in excess of $150 million; provided that in the event of any event of default specified in this clause, such event of default and all consequences thereof (excluding, however, any resulting payment default, other than as a result of the acceleration of the New 2024 Notes) shall be annulled, waived and rescinded, automatically and without any action by the trustee or the holders of the New 2024

Notes, if within 30 days after such event of default arose the Issuers deliver an Officer’s Certificate to the trustee stating that (x) the Indebtedness or guarantee that is the basis for such event of default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such event of default or (z) the default that is the basis for such event of default has been cured,

(4) failure by an Issuer or any Subsidiary Guarantor to pay final and non-appealable judgments aggregating in excess of $150 million or its foreign currency equivalent (net of any amounts which are covered by indemnities or insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days,

(5) default in the performance, or breach, of any covenants or warranties in the Indenture if the default continues uncured for a period of 60 days (or, in the case of the failure to comply with the Indenture provisions described under “—Reports,” 90 days) after written notice to the Issuers by the trustee or to the Issuers and the trustee by the holders of at least 30% in principal amount of the outstanding New 2024 Notes as provided in the Indenture, and

(6) certain events of bankruptcy, insolvency or reorganization.

If an event of default occurs and continues, then the trustee or the holders of not less than 30% in principal amount of the outstanding New 2024 Notes may, by a notice in writing to the Issuers, and to the trustee if given by the holders, declare to be due and payable immediately the principal of the outstanding New 2024 Notes.

At any time after a declaration of acceleration with respect to New 2024 Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding New 2024 Notes may, subject to the Issuers having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal and premium, if any, with respect to the New 2024 Notes have been cured or waived as provided in the Indenture. For information as to waiver of defaults see the discussion set forth below under “—Modification and Waiver.”

The Indenture provides that the trustee is not obligated to exercise any of its rights or powers under the Indenture at the request of any holder of New 2024 Notes, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee and applicable law, the holders of a majority in principal amount of the outstanding New 2024 Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such New 2024 Notes.

No holder of any New 2024 Notes will have any right to institute any proceeding, judicial or otherwise with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such holder shall have previously given to the trustee written notice of a continuing event of default with respect to the New 2024 Notes and the holders of at least 30% in principal amount of the outstanding New 2024 Notes shall have made written request and offered indemnity satisfactory to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding 2024 Notes direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any New 2024 Notes will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such 2024 Notes on or after the due dates expressed in such New 2024 Notes and to institute suit for the enforcement of any such payment.

The Issuers are required by the Indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the Indenture. The Indenture provides that the trustee may withhold notice to the holders of New 2024 Notes of any default or event of default (except a default in payment on New 2024 Notes) with respect to New 2024 Notes if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of New 2024 Notes.

Modification and Waiver

The Issuers and the trustee, at any time and from time to time, will be permitted to modify the Indenture without prior notice to or consent of any holder of the New 2024 Notes for any of the following purposes:

(1) to permit a successor Person to assume the Issuers’ covenants and obligations under the Indenture and in the 2024 Notes in accordance with the terms of the Indenture;

(2) to add to the Issuers’ covenants for the benefit of the holders of the New 2024 Notes;

(3) to surrender any of the Issuers’ rights or powers conferred in the Indenture;

(4) to add any additional events of default;

(5) to supplement any of the provisions of the Indenture to the extent needed to permit or facilitate the defeasance and discharge of the New 2024 Notes in a manner that will not adversely affect the interests of the holders of the 2024 Notes in any material respect;

(6) to provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the Indenture as is necessary to provide for the administration of the trust by more than one trustee;

(7) to cure any ambiguity;

(8) to provide for the issuance of additional New 2024 Notes;

(9) to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture;

(10) to (i) secure the New 2024 Notes with collateral and (ii) release collateral (if any) from the Lien when permitted or required by the terms of the applicable security documents (if any have been entered into), the intercreditor agreement (if one has been entered into) or the Indenture;

(11) to conform the text of the Indenture or the New 2024 Notes to this “Description of the New 2024 Notes”; or

(12) to make any other provisions with respect to matters or questions arising under the Indenture which are not inconsistent with any provision of the Indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of the New 2024 Notes.

The Issuers will also be permitted to modify the Indenture for any other purpose if the Issuers receive the written consent of the holders of not less than a majority in principal amount of the outstanding New 2024 Notes. However, the Issuers will not be permitted, without the consent of the holder of each New 2024 Note affected thereby, to:

(1) change the Stated Maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of the New 2024 Notes or any premium payable upon the redemption of the New 2024 Notes, or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of the New 2024 Notes or release any Subsidiary Guarantor under any Subsidiary Guarantee (except in accordance with the terms of the Indenture or the Subsidiary Guarantee);

(2) reduce the percentage in principal amount of the New 2024 Notes where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the Indenture; or

(3) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding New 2024 Note which would be affected.

The Indenture provides that the holders of not less than a majority in aggregate principal amount of the New 2024 Notes, by notice to the trustee, may on behalf of the holders of the New 2024 Notes waive any default and its consequences under the Indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any New 2024 Note held by a non-consenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each New 2024 Note.

Defeasance of Notes or Certain Covenants in Certain Circumstances

Legal Defeasance and Discharge. The Indenture provides that the Issuers may be discharged from any and all obligations under the New 2024 Notes other than:

(1) certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on the New 2024 Notes;

(2) to register the transfer or exchange of the New 2024 Notes;

(3) to replace stolen, lost or mutilated New 2024 Notes; or

(4) to maintain paying agencies and to hold money for payment in trust.

The Issuers may only defease and discharge all of their obligations under the New 2024 Notes if:

(1) the Issuers irrevocably deposit with the trustee, in trust, the amount, as certified by an Officer’s Certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the 2024 Notes on the dates such payments are due; and

(2) with respect to legal defeasance, the Issuers deliver to the trustee an opinion of independent counsel (which opinion must refer to and be based upon a published ruling of the United States Internal Revenue Service or a change in applicable United States federal income tax laws) or a ruling directed to the trustee from the United States Internal Revenue Service, in either case to the effect that holders of the New 2024 Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants.    Upon compliance with certain conditions, the Issuers may omit to comply with certain restrictive covenants contained in the Indenture. Any omission by the Issuers to comply with their obligations or covenants shall not constitute a default or event of default with respect to any New 2024 Notes. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the New 2024 Notes. The Issuers may only defease any covenants if, among other requirements:

(1) the Issuers deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an Officer’s Certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the New 2024 Notes on the dates such payments are due; and

(2) the Issuers deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the New 2024 Notes will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

The Indenture provides that none of the Issuers’ past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of the Issuers’ affiliates shall have any personal liability in respect of the Issuers’ obligations under the Indenture or the New 2024 Notes by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Concerning the Trustee

Wilmington Trust, National Association is the trustee under the Indenture and will be appointed by the Issuers as registrar and paying agent with regard to the New 2024 Notes.

If the trustee becomes a creditor of the Issuers, the Indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in aggregate principal amount of the then outstanding New 2024 Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an event of default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of such New 2024 Notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture is governed by New York law.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Facility” means the asset-based credit facilities as in effect on the Issue Date or any subsequent asset-based credit facility entered into, in each case, with the related documents thereto, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing (provided that such increase is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part), the borrowings and commitments then outstanding or permitted to be outstanding under such ABL Facility or one or more successors to the ABL Facility or one or more new credit agreements and whether with the same or any other agent, lender or group of lenders or holders. Without limiting the generality of the foregoing, the term “ABL Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder (provided that such increase is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or (4) otherwise altering the terms and conditions thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person (a) is merged with or into (or consolidated or otherwise combined with the Company or any Restricted Subsidiary) or (b) became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, including Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Assets” means:

(1) any property or assets (other than Equity Interests) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such asset disposition shall be deemed an investment in Additional Assets);

(2) the Equity Interests of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

(3) any Permitted Investment.

“Additional Interest” means (i) all additional interest then owing pursuant to the Registration Rights Agreement and (ii) any additional interest owing in connection with any registration rights agreement entered into in connection with the issuance of additional New 2024 Notes.

“Additional Issuer” means each Subsidiary Guarantor that executes a supplemental indenture (which supplemental indenture shall be in a form consistent with the Third Supplemental Indenture dated May 5, 2017) as an “Additional Issuer”. The provisions applicable to an “Issuer” under “- Merger, Consolidation or Sale of Assets” and “-Change of Control Triggering Event” (in each case, including the related definitions referred to therein) shall not apply to any Additional Issuer and each provision applicable to a Guarantor shall continue to apply to each Guarantor notwithstanding its designation as an Additional Issuer.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning set forth under “—Certain Covenants—Transactions with Affiliates.”

“Albertson’s Group” means, collectively, the Company and its Subsidiaries.

“Applicable Premium” means, with respect to any New 2024 Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the 2024 Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the 2024 Note at June 15, 2019 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the 2024 Note through June 15, 2019 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the New 2024 Note,

in each case, as calculated by the Issuers or on behalf of the Issuers by such Persons as the Issuers may designate.

The trustee shall not be responsible for calculating or verifying the calculation of the Applicable Premium.

“Asset Sale” means the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any Restricted Subsidiary of the Company (in each case, other than Equity Interests of the Company and other than to the Company or another Restricted Subsidiary of the Company) (each referred to in this definition as a “disposition”), other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Consolidation or Sale of Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is not prohibited to be made under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets of the Company or any Restricted Subsidiary or disposition of Equity Interests of any Restricted Subsidiary in a single transaction or series of related transactions with an aggregate Fair Market Value of less than $50 million;

(e) dispositions of Divested Properties;

(f) dispositions of assets received by the Company or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(g) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h) dispositions of inventory and other assets in the ordinary course of business (including the lapse and abandonment of intellectual property) or dispositions of obsolete or surplus assets, worn out assets or assets no longer useful in the conduct of business of the Company and its Restricted Subsidiaries;

(i) the lease, assignment or sublease of any real or personal property consistent with past practice;

(j) a sale of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(k) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(l) any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Company;

(m) the grant of any license or sublicense of patents, trademarks, know-how and any other intellectual property or other general intangibles;

(n) the sale of any property in a Sale and Lease-Back Transaction otherwise not prohibited under the Indenture;

(o) dispositions in connection with the granting or enforcement of Permitted Liens;

(p) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(q) any disposition of the Equity Interests in Casa Ley;

(r) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(s) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(t) (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(u) dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to customary buy/sell arrangements between, the parties to such joint venture set forth in joint venture arrangements and similar binding arrangements;

(v) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(w) the unwinding of any Hedging Obligations pursuant to the terms of the documentation governing such Hedging Obligations.

“Asset Sale Offer” has the meaning set forth under “—Certain Covenants—Asset Sales.”

“Borrowing Base” means the sum of (i) 90% of the book value (calculated in accordance with GAAP as in effect at such time) of the inventory of the Company and its Subsidiaries, (ii) 90% of the book value (calculated in accordance with GAAP as in effect at such time) of the accounts receivable of the Company and its Subsidiaries (in the case of clauses (i) and (ii) above, using amounts reflected on the most recent available consolidated balance sheet of the Company and its Subsidiaries (it being understood that the inventory and accounts receivable of an acquired business may be included if such acquisition has been completed on or prior to the date of determination) and (z) 100% of unrestricted cash of the Company and its Subsidiaries (as shown on the most recent balance sheet of the Company and its Subsidiaries).

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership or limited liability company, the board of directors or other governing body of the general partner or managing member of such Person) or any duly authorized committee thereof.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP as in effect on the Issue Date.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Casa Ley” means Casa Ley, S.A. de C.V.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of any Issuer or any Subsidiary Guarantor as described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, the national currency of any participating member state of the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof in each case with maturities not exceeding two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsor or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control” means the occurrence of any of the following events:

(1) the Company becomes aware (by way of notice or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any Permitted Holder, acquires directly or indirectly, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, more than 50% of the total voting power of the Voting Stock of the Company; or

(2) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary or any Permitted Holder and other than any transaction in compliance with the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets;” or

(3) the Company fails at any time to own, directly or indirectly, of record and beneficially, 100% of the Equity Interests of any Co-Issuer, free and clear of all Liens other than Permitted Liens; provided that for purposes of this clause (3) a “Change of Control” shall not be deemed to have occurred if (i) either one or more Co-Issuers consolidate with and into the Company or (ii) any such Co-Issuer consolidates with and into another Co-Issuer or a Subsidiary Guarantor.

For purposes of the definition of “Change of Control,” a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Change of Control Offer” has the meaning set forth under “—Change of Control.”

“Change of Control Triggering Event” means the occurrence of a Change of Control and a Ratings Event occurring in respect of that Change of Control.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Restricted Subsidiaries.

“Consolidated Interest Expense” means, for any Test Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Contracts (b) the portion of rent expense with respect to such period under Capital Lease Obligations that is treated as interest in accordance with GAAP as in effect on the Issue Date, in each case of or by the Company and its Restricted Subsidiaries for the most recently completed Test Period, all as determined on a Consolidated basis in accordance with GAAP, and in each case, excluding (i) any additional cash interest owing pursuant to any registration rights agreement, (ii) accretion or accrual of discounted liabilities, (iii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iv) any expensing of a bridge, commitment and other financing fees, (v) interest with respect to Indebtedness of any parent of such Person appearing on the balance sheet of such Person solely by reason of push down accounting and (vi) Swap Contract costs.

“Consolidated Net Income” means for any Test Period, the aggregate of the Net Income of a Person and its Restricted Subsidiaries for such period, determined on a Consolidated basis in accordance with GAAP; provided, however, that:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Company) shall be excluded;

(4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(5) the Net Income for such period of any Person that is not a Subsidiary of the referent Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6) (a) the non-cash portion of “straight-line” rent expense shall be excluded and (b) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included;

(7) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of ASC 830 shall be excluded;

(8) the income (or loss) of any non-consolidated entity during such Test Period in which any other Person has a joint interest shall be excluded, except to the extent of the amount of cash dividends or other distributions actually paid in cash to the Company or any of its Restricted Subsidiaries during such period;

(9) the income (or loss) of a Subsidiary during such Test Period and accrued prior to the date it becomes a Subsidiary of the Company or any of its Restricted Subsidiaries or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or that Person’s assets are acquired by the Company or any of its Restricted Subsidiaries shall be excluded;

(10) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that (x) the net loss of any such Restricted Subsidiary shall be included therein and (y) the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein; and

(11) an amount equal to the maximum amount of tax distributions permitted to be made to the holders of Equity Interests of any parent of the Company in respect of such period in accordance with clause (19) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by the Company for such period.

“Consolidated Non-cash Charges” means, with respect to the Company and its Restricted Subsidiaries for any period, the aggregate depreciation, amortization, impairment, compensation, rent and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP (including non-cash charges resulting from purchase accounting in connection with any acquisition or disposition), but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under ASC 815 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-cash Charges relate.

“Consolidated Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt as of such date that is then secured by Liens on property or assets of the Company and its Restricted Subsidiaries as of any date of determination to (b) EBITDA of the Company and its Restricted Subsidiaries for the most recently ended Test Period on or prior to such date, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of “Interest Coverage Ratio.”

“Consolidated Taxes” means, with respect to the Company and its Restricted Subsidiaries on a consolidated basis for any period, provision for taxes based on income, profits or capital, including, without limitation, state franchise and similar taxes and including, without duplication, an amount equal to the amount of tax distributions actually made to the holders of Equity Interests of any direct or indirect parent of the Company in respect of such period in accordance with clause (19) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” which shall be included as though such amounts had been paid as income taxes directly by the Company.

“Consolidated Total Debt” means, as of any date of determination, (x) the aggregate principal amount of Indebtedness, including, without limitation, Capital Lease Obligations, of the Company and its Restricted Subsidiaries outstanding on such date (with respect to the ABL Facility, the principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date shall be based upon the amount drawn thereunder as of the applicable date of determination) minus (y) unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries (including cash restricted in favor of the lenders under any Credit Facility); provided that Consolidated Total Debt shall not include Indebtedness in respect of letters of credit, except to the extent of unreimbursed amounts thereunder.

“Contribution Indebtedness” means Indebtedness, Disqualified Stock or Preferred Stock of an Issuer or any Subsidiary Guarantor in an aggregate principal amount not greater than the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of such Issuer or such Guarantor after the Issue Date, provided that:

(1) such Contribution Indebtedness shall be Indebtedness with a Stated Maturity later than the Stated Maturity of the New 2024 Notes, and

(2) such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof.

“Credit Facilities” means, collectively, the ABL Facility and the Term Loan Facility.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent company of the Company, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries to the extent funded by the Company and its Restricted Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on or prior to the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disinterested Directors” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member’s holding Equity Interests or similar rights in the Issuer.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the 2024 Notes and any purchase requirement triggered thereby may not become operative until (or contemporaneously with) compliance with the asset sale and change of control provisions applicable to the 2024 Notes (including the purchase of any 2024 Notes tendered pursuant thereto)), or

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock at the option of the holder thereof, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the New 2024 Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Divested Properties” means the stores required to be divested, transferred or otherwise sold by the Company or its Restricted Subsidiaries in connection with an acquisition or Investment pursuant to an agreement with or order issued by the Department of Justice, the Federal Trade Commission or any similar regulatory authority; provided that the Divested Properties shall not constitute all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries.

“Domestic Subsidiary” means a Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period for the most recently completed Test Period plus, without duplication, to the extent the same was deducted in calculating such Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates”; plus

(5) any premiums, expenses or charges (other than Consolidated Non-cash Charges) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence or repayment or amendment of Indebtedness permitted to be incurred under the Credit Facilities (including a refinancing thereof) (whether or not successful or meeting the dollar amount thresholds specified herein), including (i) such fees, expenses or charges related to the issuance of Indebtedness, (ii) any amendment or other modification of Indebtedness, and (iii) commissions, discounts, yield, premium or other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(6) the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(7) any costs or expense incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or the net cash proceeds of an issuance of Equity Interests of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments;” plus

(8) the amount of any minority interest expense consisting of income of a Subsidiary attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted in such period in calculating Consolidated Net Income, net of any cash distributions made to such third parties in such period; plus

(9) the amount of “run-rate” cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies projected by the Company in good faith to be realized as a result of actions taken or expected to be taken during, or expected to be taken within 18 months of the end of, such period (calculated on a pro forma basis as though such cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (1) such cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies are reasonably identifiable and factually supportable, (2) no cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies may be added pursuant to this clause (l) to the extent duplicative of any expenses or charges relating thereto that are either excluded in computing Consolidated Net Income or included (i.e., added back) in computing EBITDA for such period, (4) such adjustments may be incremental to (but not duplicative of) other pro forma adjustments made and (5) the aggregate amount of cost savings, operating expense reductions and cost saving synergies added pursuant to this clause (l) shall not exceed (A) 25.0% of EBITDA for such four-quarter period plus (B) the amount of any such cost savings, operating expense reductions, restructuring charges and expenses and cost-savings synergies that would be permitted to be included in financial statements prepared in accordance with Regulation S-X under the Securities Act during such four-quarter period; plus

(10) following a Qualified IPO, Public Company Costs; plus

(11) any unusual, non-recurring or extraordinary expenses, losses or charges;

less, without duplication, (i) non-cash income or gain increasing Consolidated Net Income for such period, excluding any such items to the extent they represent (1) the reversal in such period of an accrual of, or reserve for, potential cash expense in a prior period, (2) any non-cash gains with respect to cash actually received in a prior period to the extent such cash did not increase Consolidated Net Income in a prior period or (3) items representing ordinary course accruals of cash to be received in future periods; plus (ii) any net gain from discontinued operations or net gains from the disposal of discontinued operations to the extent increasing Consolidated Net Income.

In addition, to the extent not already included in Consolidated Net Income, notwithstanding anything to the contrary in the foregoing, EBITDA shall include the amount of net cash proceeds received by the Company and its Restricted Subsidiaries from business interruption insurance.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or any direct or indirect parent company of the Company, as applicable (other than Disqualified Stock), other than public offerings with respect to the Company’s or such direct or indirect parent company’s common stock registered on Form S-8.

“Excess Proceeds” has the meaning set forth under “—Certain Covenants—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the net cash proceeds, Cash Equivalents and/or Investment Grade Securities or other property or assets received by the Company after the Issue Date from:

(1) contributions to its common equity capital, and

(2) the issuance or sale (other than to a Restricted Subsidiary of the Company or pursuant to any Company or Restricted Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate, the proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.”

“Existing 2022 Notes” means, the 7.750% senior secured notes due 2022 issued by the Company and Safeway.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction as determined by the Company in its good faith discretion. Fair Market Value may be (but need not be) conclusively established by means of an Officer’s Certificate or resolutions of the Board of Directors of the Company setting out such Fair Market Value as determined by such Officer or such Board of Directors in good faith.

“Foreign Subsidiary” means a Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect Subsidiary of such Subsidiary, and any Subsidiary of such Person that otherwise would be a Domestic Subsidiary substantially all of whose assets consist of Capital Stock and/or indebtedness of one or more Foreign Subsidiaries and any other assets incidental thereto.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession, in the United States. For the avoidance of doubt the terms “consolidated” and “Consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under (1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Equity Interests of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person, without duplication: (1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), with the amount of letters of credit and bankers’ acceptances being the amount equal to the amount available to be drawn, (c) representing the deferred and unpaid purchase price of any property (except trade payables and similar obligations) which purchase price is due more than one year after the later of the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capital Lease Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP as in effect on the Issue Date; (2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (3) to the extent not otherwise included, the principal component of Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; provided that obligations under or in respect of Receivables Financings or Hedging Obligations shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing.

“Initial Purchasers” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc., Barclays Capital Inc., Guggenheim Securities, LLC, RBC Capital Markets, LLC, Wells Fargo Securities, LLC and Drexel Hamilton, LLC.

“Interest Coverage Ratio” means, with respect to Company and its Restricted Subsidiaries for any period, the ratio of EBITDA for such period to the Consolidated Interest Expense for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Interest Coverage Ratio is made (the “Interest Coverage Ratio Calculation Date”), then the Interest Coverage Ratio shall be calculated on a pro forma basis giving effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to any Indebtedness being incurred on such date (or expected to be incurred thereafter).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Interest Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated Consolidated Interest Expense and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Interest Coverage Ratio shall be calculated on a pro forma basis giving effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

Notwithstanding anything in this definition or anything else to the contrary, when calculating the Total Leverage Ratio, the Consolidated Secured Net Leverage Ratio or the Interest Coverage Ratio, as applicable, in each case in connection with a Limited Condition Acquisition, the date of determination of such ratio and of any default or event of default blocker shall, at the option of the Company, be the date the definitive agreements for such Limited Condition Acquisition are entered into and such ratios shall be calculated on a pro forma basis after giving effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in EBITDA of the Company or the target company) at or prior to the consummation of the relevant Limited Condition Acquisition, such ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted hereunder and (y) such ratios shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided further, that if the Company elects to have such determinations occur at the time of entry into such definitive agreement, any such transaction (including the related transactions to be entered into connection therewith) shall be deemed to have occurred on the date the definitive agreements are entered and outstanding thereafter for purposes of subsequently calculating any ratios under the Indenture after the date of such agreement and before the consummation of such Limited Condition Acquisition and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Total Assets or Consolidated Net Income for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to such Limited Condition Acquisition) shall not reflect such Limited Condition Acquisition until it is closed.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Interest Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP as in effect on the date hereof. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a London interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

“interest” means, with respect to the New 2024 Notes, interest on the 2024 Notes, and Additional Interest, if any.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) securities that have a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or, if Moody’s or S&P ceases to rate the 2024 Notes for reasons outside of the Issuers’ control, an equivalent rating by any other “nationally recognized statistical rating organization,” as such term is defined under Section 3(a)(62) under the Exchange Act selected by the Company or any parent of the Company as a replacement agency for Moody’s or S&P, as the case may be,

(3) investments in any fund that invests at least 95% of its assets in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the referent Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such designation less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date on which the Original 2024 Notes were initially issued.

“Joint Venture” means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other Equity Interests is owned, directly or indirectly, by the Company and/or one or more of its Subsidiaries.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Condition Acquisition” means any acquisition, including by means of a merger, amalgamation or consolidation, by the Company or one or more of its Restricted Subsidiaries, the consummation of which is not conditioned upon the availability of, or on obtaining, third party financing.

“Moody’s” means Moody’s Investors Services, Inc. and any successor thereto.

“NAI Notes” means the (i) 6.47% to 7.15% Medium Term Notes due 2017—2028; (ii) 7.75% Debentures due 2026; (iii) 7.45% Debentures due 2029; (iv) 8.70% Debentures due 2030; and (v) 8.00% Debentures due 2031, in each case issued by New Albertson’s, Inc.

“Net Cash Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be paid to the holder of a beneficial interest in such asset or applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Income” means, with respect to the Company and its Subsidiaries, the net income (loss) of the Company and its Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Guarantor Exception” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Non-recourse Indebtedness” means Indebtedness the terms of which provide that the lender’s claim for repayment of such Indebtedness is limited solely to a claim against the property which secures such Indebtedness.

“Obligations” means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, expenses, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President (whether or not designated by a number or a word or words added before or after the title “Vice President”), the Treasurer, the Secretary or the Assistant Secretary of such Person or any direct or indirect parent of such Person, as applicable, or other Person performing such functions, regardless of title or designated as an “Officer” by the Board of Directors for purposes of the Indenture.

“Officer’s Certificate” means a certificate signed on behalf of each Issuer by an Officer of each Issuer or any direct or indirect parent of the Company.

“Parent Entity” means any direct or indirect parent of the Company.

“Pari Passu Indebtedness” means Indebtedness of an Issuer or a Subsidiary Guarantor that ranks equally in right of payment with the 2024 Notes or a Subsidiary Guarantee, as applicable.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of assets used or useful in the business or Related Business Assets or a combination of assets used or useful in the business, Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Certain Covenants—Asset Sales.”

“Permitted Debt” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Permitted Holders” means (i) the Sponsors and any other Funds or managed accounts advised or managed by any Sponsor or any of a Sponsor’s Affiliates, (ii) any Person that has no material assets other than the Capital Stock of the Company, a parent of the Company or Capital Stock of a Person engaged in a Similar Business and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Company, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any Permitted Holder specified in clause (i) above, holds more than 50% of the total voting power of the Voting Stock thereof, and (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any Permitted Holder specified in clause (i) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Company (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than a Permitted Holder specified in clause (i) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any person or group, together with its Affiliates, whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Company (including the notes) or any Restricted Subsidiary;

(2) any Investment in cash or Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment (x) existing on the Issue Date, (y) made pursuant to binding commitments (whether or not subject to conditions) in effect on the Issue Date or (z) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clauses (x) or (y), provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended unless required by the terms of the Investment or otherwise permitted hereunder;

(6) advances to future, current and former officers, directors, employees and consultants of the Company and its Restricted Subsidiaries, or any direct or indirect parent company thereof, not in excess of $75 million outstanding at any one time in the aggregate;

(7) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable, (b) in satisfaction of judgments against other Persons, or (c) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations entered into (1) for the purpose of fixing, managing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing, managing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing, managing or hedging commodity price risk with respect to any commodity purchases;

(9) any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding, not to exceed the greater of (x) $1,500 million and (y) 6.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) (a) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business, (b) extensions of credit to customers and suppliers consistent with past practice, (c) to the extent constituting an Investment, guarantees of operating leases or (d) Investments made with the assets comprising the wellness centers of the Company and its Subsidiaries;

(12) Investments the payment for which consists of Equity Interests of an Issuer (other than Disqualified Stock) or any direct or indirect parent company of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (8)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Subsidiary Guarantees”;

(16) any Investment by Restricted Subsidiaries of the Company in other Restricted Subsidiaries of the Company and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Company;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such

Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of cash, a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments in joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (19) that are at the time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Investment; plus the amount of any distributions, dividends, payments or other returns in respect of such Investments; provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (19);

(20) Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Consolidation or Sale of Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(21) Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary;

(22) Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(23) to the extent constituting an Investment, Permitted Liens or Permitted Debt;

(24) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the Indenture;

(25) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(26) contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(27) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (27) that are at that time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that at the time of, and after giving effect to, such Investment, no default or event of default shall have occurred and be continuing or would occur as a consequence thereof; and

(28) Investments (other than cash or Cash Equivalents) in a Person that is, directly or indirectly, controlled (as measured by total voting power) by a Parent Guarantor or the Company (or any successor thereof).

“Permitted Liens” means, with respect to any Person:

(1) Liens existing on the Issue Date (other than pursuant to clauses (19) and (29) below);

(2) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with an Issuer or a Subsidiary (provided that such Liens are not incurred in connection with, or in contemplation of, such entity becoming a

Subsidiary or such merger or consolidation and do not extend to or cover property of an Issuer or any Subsidiary other than property of the entity so acquired or which becomes a Subsidiary);

(3) Liens (including purchase money Liens) existing at the time of acquisition thereof on property acquired after the date hereof or to secure Indebtedness Incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price of property acquired after the date hereof (provided that such Liens do not extend to or cover any property of the Company or any of its Restricted Subsidiaries other than the property so acquired);

(4) Liens on any property acquired, developed, constructed or otherwise improved by the Company or any Subsidiary of the Company (including Liens on the Equity Interests of any Subsidiary of the Company and substantially all assets of such Subsidiary, in each case to the extent such property constitutes substantially all of the business of such Subsidiary) to secure or provide for the payment of any part of the purchase price of the property or the cost of the development, construction or improvement thereof (including architectural, engineering, financing, consultant, advisor and legal fees and preopening costs), or any Indebtedness incurred to provide funds for such purposes, or any Lien on any such property existing at the time of acquisition thereof;

(5) Liens which secure Indebtedness or other obligations of the Company or a Restricted Subsidiary owing to the Company or a Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) Liens on the stock, partnership or other Equity Interest of an Issuer or a Restricted Subsidiary in any Joint Venture or any Subsidiary that owns an Equity Interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

(7) Liens to government entities, including pollution control or industrial revenue bond financing;

(8) Liens required by any contract or statute in order to permit the Company or a Subsidiary of the Company to perform any contract or subcontract made by it with or at the request of a governmental entity;

(9) mechanic’s, materialman’s, carrier’s or other like Liens, arising in the ordinary course of business;

(10) Liens for taxes or assessments and similar charges;

(11) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title;

(12) Liens required by an escrow agreement in connection with the incurrence of Indebtedness;

(13) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(14) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(16) Liens securing cash management services (and other “bank products”) in the ordinary course of business;

(17) Liens on equipment of the Company or any Subsidiary of the Company granted in the ordinary course of business to the Company’s or such Subsidiary’s client or supplier at which such equipment is located;

(18) Liens securing Obligations in respect of Indebtedness permitted to be Incurred pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (including the Non-Guarantor Exception) or clause (e), (m), (n), (u), (y), (z) or (bb) of the second paragraph of the covenant described under “—Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, in the case of Indebtedness Incurred pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Consolidated Secured Net Leverage Ratio would not exceed 3.75 to 1.00 after giving pro forma effect to such Incurrence (including the use of proceeds therefrom);

(19) Liens securing Indebtedness incurred pursuant to clause (a) or (b) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” plus in the case of any such Indebtedness that is amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed which is secured by a Lien permitted under this clause (19) or a portion thereof, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection with such amendment, extension, renewal, restatement, refunding, replacement, refinancing, supplement, modification or change;

(20) Liens securing the 2024 Notes, additional 2024 Notes and the Subsidiary Guarantees (and the related exchange notes and exchange guarantees);

(21) Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(22) Liens on the Equity Interests of Unrestricted Subsidiaries;

(23) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(24) (a) judgment and attachment Liens and Liens arising out of decrees, orders and awards, in each case, to the extent not giving rise to an Event of Default and (b) notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings that have the effect of preventing the forfeiture or sale of the property or assets subject to such notices and rights and for which adequate reserves have been made to the extent required by GAAP;

(25) Liens securing cash management services (and other “bank products”) in the ordinary course of business;

(26) Liens not otherwise permitted by clauses (1) through (25) above securing obligations outstanding not to exceed in the aggregate the greater of (i) $1,250 million and (ii) 5.0% of Total Assets at the time of such Incurrence;

(27) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the Indenture;

(28) any extension, renewal, replacement, restructuring, refinancing or other modification of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (1) through (27); and

(29) Liens securing Indebtedness permitted under clause (aa) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Public Company Costs” means (a) costs, expenses and disbursements associated with, related to or incurred in anticipation of, or preparation for compliance with (x) the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, (y) the provisions of the Securities Act and the Exchange Act, as applicable to companies with equity or debt securities held by the public, and (z) the rules of national securities exchange companies with listed equity or debt securities, (b) costs and expenses associated with investor relations, shareholder meetings and reports to shareholders or debtholders and listing fees, and (c) directors’ compensation, fees, indemnification, expense reimbursement (including legal and other professional fees, expenses and disbursements), and directors’ and officers’ insurance.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified IPO” means the issuance by the Company or any direct or indirect parent of the Company of its common Equity Interests (i) pursuant to an effective registration statement (other than a Form S-8) filed with the SEC in accordance with the Securities Act or (ii) after which the common Equity Interests of the Company or any direct or indirect parent of the Company are listed on an internationally recognized securities exchange or dealer quotation system.

“Qualified Real Estate Financing Facility” means (i) any credit facility made available to a Real Estate Subsidiary that is non-recourse to the Company or any of its Subsidiaries (other than Real Estate Subsidiaries party to such credit facility) and secured by the Real Property of Real Estate Subsidiaries (or secured by the Equity Interests of any Real Estate Subsidiary) and (ii) any sale and leaseback of Real Property of Real Estate Subsidiaries, as the same may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to and by the Receivables Subsidiary are made at Fair Market Value, and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Subsidiaries (other than a Receivables Subsidiary) to secure the ABL Facility shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the New 2024 Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization,” as such term is defined under Section 3(a)(62) under the Exchange Act selected by the Company or any parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Ratings Decline Period” means the period that (i) begins on the occurrence of a Change of Control and (ii) ends 60 days following consummation of such Change of Control.

“Ratings Event” means a downgrade by one or more gradations (including gradations within ratings categories as well as between ratings categories) or withdrawal of the rating of the New 2024 Notes within the Ratings Decline Period by both Rating Agencies, as a result of which the rating of the New 2024 Notes on any day during such Ratings Decline Period is below the rating by the applicable Rating Agency in effect immediately preceding the first public announcement of the Change of Control (or occurrence thereof if such Change of Control occurs prior to public announcement); provided, however, that a Ratings Event otherwise arising by virtue of a particular reduction in rating by the applicable Rating Agency will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if such Rating Agency making such reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or otherwise inform the trustee in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“Real Estate Subsidiary” means any Restricted Subsidiary of the Company that (i) does not engage in any business other than owning or leasing real property or (ii) owning directly or indirectly the Equity Interests of its Restricted Subsidiaries described in clause (i) or a holding company of any such Subsidiary.

“Real Property” means all now owned and hereafter acquired real property of an Issuer or any Subsidiary Guarantor, including leasehold interests, together with all buildings, structures, and other improvements located thereon and all licenses, easements and appurtenances relating thereto, wherever located.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to a Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations pursuant to a Swap Contract entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Company (or other Person formed for the purposes of engaging in a Qualified Receivables Financing with the Company or any of its Subsidiaries in which the Company or such Subsidiary makes an Investment and to which the Company or such Subsidiary transfers accounts receivable and related assets) which engages in no activities other than in connection with the Receivables Financing, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any of its Restricted Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any of its Restricted Subsidiaries (other than such Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any of its Restricted Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither the Company nor any of its Restricted Subsidiaries has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company or such Subsidiary, and

(c) to which neither the Company nor any of its Restricted Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company or such other Person shall be evidenced to the trustee by delivery to the trustee of a certified copy of the resolution of the Board of Directors of the Company or such other Person giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Reference Notes” means, collectively, the NAI Notes and the Safeway Notes.

“Refinancing Indebtedness” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Refunding Capital Stock” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, among the Issuers, the Subsidiary Guarantors and the representatives of the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the New 2024 Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“Retired Capital Stock” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Safeway Notes” means the (i) 3.95% Senior Notes due 2020; (ii) 4.75% Senior Notes due 2021; (iii) 7.45% Senior Debentures due 2027; and (iv) 7.25% Senior Debentures due 2031, in each case issued by Safeway.

“Sale and Lease-Back Transaction” means any arrangement with a person (other than the Company or any of its Restricted Subsidiaries), or to which any such person is a party, providing for the leasing to the Company or any of its Restricted Subsidiaries of property which has been or is to be sold or transferred by the Company or any of its Restricted Subsidiaries to such person, or to any other person (other than the Company of any of its Restricted Subsidiaries) to which funds have been or are to be advanced by such person on the security of the leased property; provided that in connection with any Sale and Lease-Back Transaction (x) the Company or any of its Restricted Subsidiaries has received cash proceeds in an amount equal to or greater than the Fair Market Value of such property and (y) on terms at least as favorable to the Company or such Subsidiary as could be obtained on an arm’s length basis from a non-Affiliate, as determined by the Board of Directors of the Company in good faith.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental, ancillary or complementary thereto, or is a reasonable extension, development or expansion thereof.

“Sponsor” means individually and collectively, (a) Cerberus Capital Management, L.P., (b) Lubert-Adler Real Estate Fund V, L.P., (c) Klaff Realty, L.P., (d) Schottenstein Stores Corporation, and (e) Kimco Realty Corporation.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company and its Restricted Subsidiaries which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable.

“Subordinated Indebtedness” means (a) with respect to an Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the 2024 Notes and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to its Subsidiary Guarantee.

“Subsidiary” of any specified Person, means any corporation, partnership or limited liability company of which at least a majority of the outstanding stock (or other Equity Interests) having by the terms thereof ordinary voting power for the election of directors (or the equivalent) of such Person (irrespective of whether or not at the time stock (or other Equity Interests) of any other class or classes of such Person shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person, or by one or more other Subsidiaries, or by such Person and one or more other Subsidiaries.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Term Loan Facility” means the senior secured term loan credit agreement, dated as of August 25, 2014 and effective as of January 30, 2015, by and among the Company (as successor to Albertson’s Holdings LLC), certain Subsidiaries of the Company, the financial institutions named therein and Credit Suisse AG, Cayman Islands Branch, as administrative agent, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing (provided that such increase is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of

Disqualified Stock and Preferred Stock”) or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part), the borrowings and commitments then outstanding or permitted to be outstanding under such Term Loan Facility or one or more successors to the Term Loan Facility or one or more new credit agreements and whether with the same or any other agent, lender or group of lenders of holders. Without limiting the generality of the foregoing, the term “Term Loan Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Test Period” means, for any date of determination, the latest four consecutive fiscal quarters of the Company for which financial statements are available.

“Total Assets” means at any date, the total assets of the Company and its Restricted Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

“Total Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt as of such date to (b) EBITDA of the Company and its Restricted Subsidiaries for the most recently ended Test Period on or prior to such date, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of “Interest Coverage Ratio.”

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from such redemption date to June 15, 2019; provided, however, that if the period from such redemption date to June 15, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Treasury Securities” mean any obligations issued or guaranteed by the United States government or any agency thereof.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated as an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company but excluding the Company and the Co-Issuers) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Interest Coverage Ratio for the Company and its Restricted Subsidiaries would not be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no event of default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person as of any date, the Capital Stock of such Person that is at such date entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE NEW 2025 NOTES

You can find the definitions of certain terms used in this description under the heading “Certain Definitions.” In this description, (1) the terms “Company,” “we,” “us” and “our” refer only to Albertsons Companies, LLC, a Delaware limited liability company, and not to any of its Subsidiaries, (2) the term “NAI” refers only to New Albertson’s, Inc., an Ohio corporation and a Wholly Owned Subsidiary of the Company, and not to any of its Subsidiaries, (3) the term “Safeway” refers to Safeway Inc., a Delaware corporation and a Wholly Owned Subsidiary of the Company, and not to any of its Subsidiaries, (4) the term “Albertsons” refers to Albertson’s LLC, a Delaware limited liability company and a Wholly Owned Subsidiary of the Company, (5) the term “Co-Issuers” refers collectively to NAI, Safeway and Albertsons, (6) the term “Issuers” refers collectively to the Company, NAI, Safeway and Albertsons, and (7) the term “Issuer” refers to any of the Issuers individually. We refer to the Original 2025 notes, together with the New 2025 Notes, as the “2025 Notes.”

The Original 2025 Notes were issued, and the New 2025 Notes will be issued, under an Indenture dated as of August 9, 2016, as amended (the “Indenture”), among the Issuers, the Additional Issuers (as defined below) and Wilmington Trust, National Association, as trustee (the “trustee”).

The terms of the New 2025 Notes are identical in all material respects to the terms of the Original 2025 Notes, except for the transfer restrictions and registration rights relating to the Original 2025 Notes. The following description is a summary of the material provisions of the Indenture. This summary does not restate the Indenture in its entirety. The Issuers urge you to read the Indenture. those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the Registration Rights Agreement because they, and not this description, define your rights as a holder of the notes. Copies of the Indenture and the Registration Rights Agreement may be obtained from the Company upon request.

Ranking

The New 2025 Notes will be:

•	general senior unsecured obligations of the Issuers (including the Additional Issuers), pari passu or senior in right of payment to all existing and future Indebtedness of the Issuers, (including the Additional Issuers) including the Original Notes and the 2024 Notes (each as defined in this prospectus);

•	guaranteed on a senior basis by each of the Subsidiary Guarantors (as defined below), with each such Subsidiary Guarantee being unsecured;

•	senior in right of payment to future Indebtedness that may be subordinated to the New 2025 Notes and the Subsidiary Guarantees;

•	effectively junior to the Issuers’ (including the Additional Issuers’) existing secured Indebtedness, including Indebtedness under the Credit Facilities and any future secured Indebtedness, in each case to the extent of the value of the assets securing such Indebtedness; and

•	effectively subordinated to all Indebtedness and other obligations of the Company’s Subsidiaries that are not obligors of the New 2025 Notes.

The Indenture limits the amount of Indebtedness that the Company and its Restricted Subsidiaries may incur as set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and limits liens securing Indebtedness of the Issuers and the Subsidiary Guarantors as set forth below under “—Certain Covenants—Limitation on Liens.”

Except as described under “—Certain Covenants” below, the Indenture does not contain any provisions that would afford holders of the New 2025 Notes protection in the event of (i) a highly leveraged or similar transaction involving the Issuers or any of their respective Subsidiaries or (ii) a reorganization, restructuring, merger or similar transaction involving an Issuer or any of its Subsidiaries that may adversely affect the holders of the 2025 Notes. In addition, subject to the limitations set forth under “—Certain Covenants” below and certain restrictions under instruments governing the Issuers’ Credit Facilities, an Issuer or any of their Subsidiaries may, in the future, enter into certain transactions that would increase the amount of Indebtedness of the Issuers or their Subsidiaries or substantially reduce or eliminate the assets of the Issuers or their Subsidiaries, which may have an adverse effect on the Company’s ability to service its Indebtedness, including the 2025 Notes.

Principal, Maturity and Interest

The New 2025 Notes will be issued in an initial aggregate principal amount of $1,250.0 million and will mature on March 15, 2025. In addition, an unlimited amount of additional New 2025 Notes may be issued under the Indenture from time to time after this exchange offer. If additional New 2025 Notes are issued with the same terms as the New 2025 Notes offered hereby, such additional New 2025 Notes will form a single class with the New 2025 Notes offered hereby. The New 2025 Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the New 2025 Notes will accrue at the rate of 5.750% per annum. Interest on the New 2025 Notes will be payable semiannually in arrears on March 15 and September 15 of each year until maturity, beginning on September 15, 2017. Interest payments to the holders of record of the New 2025 Notes will be made on the immediately preceding March 1 and September 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

All payments on the New 2025 Notes will be made by wire by the paying agent and registrar unless the Issuers elect to make interest payments by check mailed to the holders of the New 2025 Notes at their addresses set forth in the register of such holders. The trustee will initially act as the paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the New 2025 Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Additional Interest may accrue on the New 2025 Notes in certain circumstances pursuant to the Registration Rights Agreement as described under “Registration Rights.”

Subsidiary Guarantees

The New 2025 Notes will initially be jointly and severally guaranteed (the “Subsidiary Guarantees”) by each of the Company’s Subsidiaries (including the Additional Issuers) that is an obligor under either of the Credit Facilities (other than the Co-Issuers) (the “Subsidiary Guarantors”).

See “Risk Factors—Risks Related To The Notes and Our Indebtedness—The notes will be structurally subordinated to the debt and other liabilities of ACL’s non-guarantor subsidiaries, and your right to receive payments on the notes could be adversely affected if any of such non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.”

The Subsidiary Guarantee of each Subsidiary Guarantor will be:

•	general senior unsecured obligations of such Subsidiary Guarantor, pari passu or senior in right of payment to all existing and future Indebtedness of such Subsidiary Guarantor, including such obligations under the Original Notes and the 2024 Notes;

•	senior in right of payment to future Indebtedness that may be subordinated to its Subsidiary Guarantee of the New 2025 Notes;

•	effectively junior to existing secured Indebtedness of such Subsidiary Guarantor, including its obligations under the Credit Facilities and any future secured Indebtedness of such Subsidiary Guarantor, in each case to the extent of the value of the assets securing such Indebtedness;

•	effectively subordinated to all Indebtedness and other obligations of the non-Subsidiary Guarantors; and

•	structurally senior to all of the existing and future Indebtedness and other liabilities of any of ACL’s existing and future subsidiaries (other than the Co-Issuers) that are not guaranteed by the Subsidiary Guarantors, including the NAI Notes and the Safeway Notes.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. This may not be effective to protect the Subsidiary Guarantee from being voided under fraudulent transfer law, or may eliminate the Subsidiary Guarantors’ obligations or reduce such obligations to an amount that effectively makes the Subsidiary Guarantee worthless. In a Florida bankruptcy case that was overturned by the Eleventh Circuit Court of Appeals on other grounds, a similar provision was found to be ineffective to protect the guarantees.

No Subsidiary Guarantor will be permitted to consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation or other Person, whether or not affiliated with such Subsidiary Guarantor unless:

•	subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and the Indenture pursuant to a supplemental indenture;

•	immediately after giving effect to such transaction, no default or event of default exists; and

•	the Issuers shall have delivered to the trustee an Officer’s Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture.

Except as described under “—Certain Covenants” below, the Indenture provides that in the event of (a) a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, (b) a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or (c) upon legal defeasance or satisfaction and discharge of the Indenture as provided below under the caption “—Defeasance of Notes or Certain Covenants in Certain Circumstances,” then the Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor or a legal defeasance or satisfaction and discharge) or the entity acquiring the property (in the event of a sale or other disposition of all of the assets of the Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee, except in the event of a sale or other disposition to an Issuer or any other Subsidiary Guarantor. Notwithstanding the foregoing, any Subsidiary Guarantor will automatically be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force and effect, upon the merger or consolidation of any Subsidiary Guarantor with and into an Issuer or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation or dissolution of such Subsidiary Guarantor following the transfer of all of its assets to an Issuer or another Subsidiary Guarantor.

Optional Redemption

On and after September 15, 2019, the Issuers may redeem the New 2025 Notes, at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of the Depository Trust Company (“DTC”) (except that notices of redemption may be sent more than 60 days prior to a redemption date if the notice is delivered in connection with a defeasance of the 2025 Notes or the satisfaction and discharge of the Indenture), at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), if redeemed during the 12-month period commencing on September 15 of the years set forth below:

Period	Redemption Price
2019	104.313%
2020	102.875%
2021	101.438%
2022 and thereafter	100.000%

In addition, at any time prior to September 15, 2019, the Issuers may redeem the New 2025 Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of DTC (except that notices of redemption may be sent more than 60 days prior to a redemption date if the notice is delivered in connection with a defeasance of the New 2025 Notes or the satisfaction and discharge of the Indenture), at a redemption price equal to 100% of the principal amount of the New 2025 Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date).

Notwithstanding the foregoing, at any time and from time to time on or prior to September 15, 2019, the Issuers may redeem in the aggregate up to 40% of the original aggregate principal amount of the New 2025 Notes (calculated after giving effect to any issuance of additional New 2025 Notes) with the net cash proceeds of one or more Equity Offerings (1) by the Company or (2) by any direct or indirect parent of the Company, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, at a redemption price (expressed as a percentage of principal amount thereof) of 105.750% plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date); provided, however, that at least 50% of the original aggregate principal amount of the New 2025 Notes (calculated after giving effect to any issuance of additional New 2025 Notes) remain outstanding after each such redemption; and provided, further, that such redemption shall occur within 180 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of New 2025 Notes being redeemed or otherwise in accordance with DTC procedures and otherwise in accordance with the procedures set forth in the Indenture.

In connection with any redemption of New 2025 Notes (including with the net cash proceeds of an Equity Offering), any such redemption may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, debt issuance, other offering or other corporate transactions or events and may provide for extensions of the redemption date at the option of the Issuers. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof.

Subject to applicable federal and state securities laws, the Company, its Subsidiaries or any direct or indirect parent of the Company may at any time and from time to time purchase New 2025 Notes in the open market or otherwise.

Mandatory Redemption

The Issuers will not be required to make any mandatory redemption or sinking fund payments in respect of the New 2025 Notes.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event (as defined herein), each holder will have the right to require the Issuers to repurchase all or any part of such holder’s New 2025 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), except to the extent the Issuers have previously elected to redeem 2025 Notes as described under “—Optional Redemption.”

Within 30 days following any Change of Control Triggering Event, except to the extent that the Issuers have exercised their right to redeem the New 2025 Notes as described under “—Optional Redemption,” the Issuers shall send a notice (a “Change of Control Offer”) to each holder with a copy to the trustee stating:

(1) that a Change of Control Triggering Event has occurred and that such holder has the right to require the Issuers to purchase all or a portion of such holder’s New 2025 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and information regarding such Change of Control Triggering Event;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is sent); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its New 2025 Notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all 2025 Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon such Change of Control Triggering Event (subject to any extensions to the extent set forth in the notice of such Change of Control Offer). If Holders of not less than 90% in aggregate principal amount of the outstanding New 2025 Notes validly tender and do not withdraw such 2025 Notes in a Change of Control Offer and the Issuers, or any third party making a Change of Control

Offer in lieu of the Issuers, purchase all of the New 2025 Notes validly tendered and not withdrawn by such Holders, the Issuers or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all New 2025 Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New 2025 Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

This Change of Control Triggering Event repurchase provision is a result of negotiations between the Issuers and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The occurrence of events which would constitute a Change of Control may constitute a default under the Credit Facilities. Future senior indebtedness of the Issuers may also contain prohibitions on certain events which would constitute a Change of Control or require such senior indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the New 2025 Notes could cause a default under such senior indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New 2025 Notes to require the Issuers to repurchase such New 2025 Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

If on any date following the Issue Date (i) the New 2025 Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no default or event of default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Termination Event”), the Company and the Restricted Subsidiaries will not at any time thereafter be subject to the following covenants:

(1) “—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(4) “—Transactions with Affiliates.”

There can be no assurance that the New 2025 Notes will ever achieve or maintain Investment Grade Ratings.

The Issuers shall provide written notice to the trustee of the occurrence of any Covenant Termination Event, but no default or event of default shall occur as a result of the failure to provide such notice. The trustee will have no obligation to (1) independently determine or verify if such events have occurred or (2) notify the holders of the New 2025 Notes of the occurrence of a Covenant Termination Event.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture provides that:

(1) the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) the Company will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Interest Coverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that Restricted Subsidiaries that are not Subsidiary Guarantors may not Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock pursuant to this paragraph if, after giving pro forma effect to such Incurrence or issuance (including the pro forma application of the net proceeds therefrom), the aggregate principal amount of Indebtedness or Disqualified Stock or Preferred Stock then outstanding of Restricted Subsidiaries that are not Subsidiary Guarantors pursuant to this paragraph exceeds the greater of $1,250 million and 5.0% of Total Assets (the “Non-Guarantor Exception”).

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness under the ABL Facility in an aggregate principal amount not to exceed the greater of (x) $5,500 million and (y) the Borrowing Base;

(b) the Incurrence by the Company or the Restricted Subsidiaries of Indebtedness under the Term Loan Facility in an aggregate principal amount not to exceed $8,000 million plus an unlimited amount of additional Indebtedness under the Term Loan Facility as long as, at the time of Incurrence and after giving pro forma effect thereto (including the use of proceeds therefrom), the Consolidated Secured Net Leverage Ratio would not exceed 3.75 to 1.00 (assuming, to the extent incurred pursuant to this clause (b), that all such Indebtedness is secured whether or not so secured;

(c) the Incurrence by the Issuers and the Subsidiary Guarantors of Indebtedness represented by the 2025 Notes and the Subsidiary Guarantees issued on the Issue Date and this exchange offer and the Subsidiary Guarantees issued on the Issue Date pursuant to the Registration Rights Agreement;

(d) Indebtedness, Disqualified Stock and Preferred Stock existing on the Issue Date (other than Indebtedness described in clauses (a), (b) and (c));

(e) Indebtedness (including, without limitation, Capital Lease Obligations, and purchase money Indebtedness), Disqualified Stock and Preferred Stock Incurred by the Company or any of the Restricted Subsidiaries to finance the acquisition, purchase, lease, construction, design, installation or improvement of property (real or personal), equipment or other asset that is used or useful in a Similar Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and related taxes and transaction costs in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred pursuant to this clause (e), does not exceed the greater of (x) $1,250 million and (y) 5.0% of Total Assets at the time of Incurrence;

(f) Indebtedness with respect to all obligations and liabilities, contingent or otherwise, in respect of letters of credit, acceptances and similar facilities incurred in the ordinary course of business, including, without limitation, letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(g) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, Incurred in connection with any acquisition or disposition of any business, assets or a Subsidiary of the Company or assumed, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(h) Indebtedness of the Company to a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(i) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(j) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Subsidiary Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any

Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(k) Indebtedness owing by Casa Ley (whether or not owing to the Company or any Restricted Subsidiary);

(l) obligations in respect of self-insurance and obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and similar instruments and performance and completion guarantees and similar obligations provided by the Company or any Restricted Subsidiary, in each case, incurred in the ordinary course of business;

(m) Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (m) (and any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any such obligations), does not exceed the greater of (x) $1,500 million and (y) 6.0% of Total Assets at the time of Incurrence; provided, however, that notwithstanding the foregoing, nothing contained herein shall prevent the Company or any Restricted Subsidiary from refinancing, refunding, extending, renewing or replacing any obligations Incurred under this clause (whether or not such obligations could be newly Incurred under this clause on the date of such refinancing, refunding, extension, renewal or replacement), so long as the obligations resulting from such refinancing, refunding, extension, renewal or replacement do not exceed the sum of (A) the outstanding principal amount or, if greater, committed amount of such obligations at the time such obligations became Permitted Debt under the Indenture, plus accretion of original issue discount, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued under this clause (m) shall cease to be deemed Incurred or outstanding for purposes of this clause (m) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company or the Restricted Subsidiary, as the case may be, could have Incurred or issued such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance upon this clause (m));

(n) any guarantee or co-issuance by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other obligations by the Company or such Restricted Subsidiary is not prohibited under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the 2025 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, any such guarantee or co-issuance of such Subsidiary Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee with respect to the New 2025 Notes substantially to the same extent as such Indebtedness is subordinated to the New 2025 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable;

(o) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock Incurred as permitted under the first paragraph of this covenant and clauses (c), (d), (e), (k), (o) and (p) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred

Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including lender premiums), defeasance costs, accrued interest, fees and expenses in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced, replaced, renewed, extended or defeased;

(2) has a Stated Maturity which is no earlier than the earlier of (i) the Stated Maturity of the Indebtedness being refunded or refinanced and (ii) one year after the Stated Maturity of the 2025 Notes;

(3) to the extent such Refinancing Indebtedness refinances (x) Indebtedness junior to the 2025 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the 2025 Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, or (y) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing; and

(5) shall not include (x) Indebtedness of a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor that refinances Indebtedness of an Issuer or a Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(p) Indebtedness, Disqualified Stock or Preferred Stock of (i) the Company or any Restricted Subsidiary incurred or issued to finance an acquisition and (ii) Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the first paragraph of this covenant;

(2) the Interest Coverage Ratio would not be less than immediately prior to such acquisition; or

(3) such Indebtedness is Incurred by an Issuer or a Guarantor and does not require the payment in cash of principal (other than in respect of working capital adjustments) prior to the Stated Maturity of the 2025 Notes, has a final maturity which extends beyond the Stated Maturity of the 2025 Notes, and is subordinated to the 2025 Notes;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within ten Business Days of its Incurrence;

(r) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to any Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(s) Contribution Indebtedness;

(t) Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(u) Indebtedness of Foreign Subsidiaries of the Company in an amount not to exceed the greater of (x) $750 million or (y) 3.0% of Total Assets of all Foreign Subsidiaries at the time of such Incurrence;

(v) Indebtedness of the Company or any Restricted Subsidiary Incurred in the ordinary course of business under guarantees of Indebtedness of suppliers, licensees, franchisees or customers;

(w) to the extent constituting Indebtedness, obligations in respect of (i) customer deposits and advance payments received in the ordinary course of business, (ii) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business and (iii) any customary cash management, cash pooling or netting or setting off arrangements or automatic clearinghouse arrangements in the ordinary course of business;

(x) Indebtedness to current or former officers, managers, consultants, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Company or any other direct or indirect parent of the Company permitted by the Indenture;

(y) Indebtedness in connection with a Qualified Receivables Financing;

(z) Indebtedness in connection with a Qualified Real Estate Financing Facility; and

(aa) Indebtedness incurred by the Company or any Restricted Subsidiary; provided that (i) the net proceeds of such Indebtedness will be used to prepay other outstanding Indebtedness of the Company or any Restricted Subsidiary and (ii) such Indebtedness is thereafter promptly assumed, retired or otherwise repaid by a Person (other than the Company or any Restricted Subsidiary) and upon such assumption, retirement or other repayment, such Indebtedness is non-recourse to the Company or any Restricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or Preferred Stock will be treated as having been Incurred pursuant to only one of the clauses in the second paragraph or pursuant to the first paragraph hereof, but may be Incurred partially under one clause and partially under one or more other clauses; provided that all Indebtedness under the ABL Facility which is in existence or committed to on or prior to the Issue Date and the Indebtedness under the Term Loan Facility outstanding or committed to on or prior to the Issue Date, in each case, shall be deemed to have been Incurred on the Issue Date pursuant to clauses (a) and (b) of the second paragraph hereof, respectively, and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness. Accrual of interest, the accretion of accreted value, the amortization or accretion of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant or “—Limitation on Liens.” Any Indebtedness under a revolving credit or similar facility shall only be deemed to be Incurred at the time funds are borrowed. Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or similar instruments relating to, or Liens securing, Indebtedness which are otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant. Indebtedness that is cash collateralized shall not be deemed to be Indebtedness hereunder to the extent of such cash collateralization. The principal amount of any Disqualified Stock or Preferred Stock will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Limitation on Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends, payments or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests; or (B) dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary of the Company, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent company of the Company held by any Person other than the Company or a Restricted Subsidiary;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (h) and (j) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment.

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no default or event of default shall have occurred and be continuing or would occur as an immediate consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date and not returned or rescinded (including Restricted Payments permitted by clauses (1), (11)(b) and (20) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on the first day of the first fiscal quarter after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company or any direct or indirect parent company of the Company (excluding (without duplication) Refunding Capital Stock (as defined below), Designated Preferred Stock, Cash Contribution Amount, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries to the extent funded by the Company or any of its Restricted Subsidiaries), plus

(3) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value of property other than cash after the Issue Date(other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock, of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Company or any direct or indirect parent of the Company (other than Disqualified Stock), plus the amount of any cash and the Fair Market Value of any property received by the Company or such Restricted Subsidiary in connection with such exchange, plus

(5) 100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value of property other than cash received by the Company or any Restricted Subsidiary from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments or Permitted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments or Permitted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted

Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (9) of the next succeeding paragraph or clause (27) of “Permitted Investments”), (B) the sale or disposition (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary, or (C) a distribution or dividend from an Unrestricted Subsidiary; plus

(6) in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged or consolidated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case after the Issue Date, the Fair Market Value of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the Investment in the Unrestricted Subsidiary was made pursuant to clause (9) of the next succeeding paragraph or clause (27) of “Permitted Investments”).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of such irrevocable notice, as applicable, if at the date of declaration such payment or the giving of such notice would have complied with the provisions of the Indenture (assuming, in the case of a redemption payment, the giving of such notice would have been deemed a Restricted Payment at such time and such deemed Restricted Payment would have been permitted at such time);

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent of the Company or Subordinated Indebtedness of any Issuer or any Subsidiary Guarantor in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of fractional shares), or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent company of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Restricted Subsidiaries to the extent funded by the Company and its Restricted Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, defeasance, repurchase or other acquisition or retirement of (i) Subordinated Indebtedness of an Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of an Issuer or any Subsidiary Guarantor or (ii) Disqualified Stock of an Issuer or any Subsidiary Guarantor made in exchange for, or out of the proceeds of a substantially concurrent sale of, Disqualified Stock of an Issuer or any Subsidiary Guarantor, in either case which constitutes Refinancing Indebtedness under clause (o) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Company to finance any such repurchase, retirement or other acquisition) or retirement for value of Equity Interests of the Company or any direct or indirect parent of the

Company held by any future, present or former employee, director or consultant of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company (or the relevant Person’s estate or beneficiary of such Person’s estate) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $125 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for succeeding calendar years up to a maximum of $75 million in the aggregate in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) to employees, members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b) the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) and its Restricted Subsidiaries after the Issue Date;

(provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year); and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, employees or consultants of the Company, or any direct or indirect parent company or Restricted Subsidiaries in connection with a repurchase of Equity Interests pursuant to this clause (4) of the Company or any direct or indirect parent company will not be deemed to constitute a Restricted Payment);

(5) (a) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or Disqualified Stock or Preferred Stock of any of its Restricted Subsidiaries and (b) the payment of any redemption price or liquidation value of any such Disqualified Stock or Preferred Stock when due in accordance with its terms, in each case, Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of the Company issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had an Interest Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7) (a) the payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by the Company after the Issue Date from any public offering of common stock or contributed to the Company by any direct or indirect parent of the Company from any public offering of common stock or (b) in lieu of all or a portion of dividends permitted by clause (a) above, repurchases of Equity Interests of the Company or any direct or indirect parent of the Company for aggregate consideration that, when taken together with dividends permitted under clause (a), does not exceed the amount contemplated by clause (a);

(8) Restricted Payments that are made with Excluded Contributions;

(9) other Restricted Payments in an aggregate amount not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Restricted Payment;

(10) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(11) the payment of dividends, other distributions or other amounts by the Company to, or the making of loans to, any direct or indirect parent, in the amount required for such parent to, if applicable:

(a) pay amounts equal to the amounts required for such direct or indirect parent of the Company to pay fees, taxes and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits (including indemnification, insurance and insurance premiums) payable to officers and employees of such direct or indirect parent of the Company, if applicable, and general corporate overhead expenses of such direct or indirect parent of the Company, if applicable, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company, if applicable, and its Restricted Subsidiaries;

(b) pay, if applicable, amounts equal to amounts required for such direct or indirect parent of the Company, if applicable, to pay interest and/or principal on Indebtedness; and

(c) pay customary and reasonable costs and expenses of financings, acquisitions or offerings of securities of such direct or indirect parent of the Company that are not consummated;

(d) pay costs (including all professional fees and expenses) incurred by such direct or indirect parent of the Company in connection with reporting obligations under or otherwise incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary; and

(e) expenses Incurred by such direct or indirect parent of the Company in connection with any public offering or other sale of Capital Stock or Indebtedness:

(i) where the net proceeds of such offering or sale are intended to be received by or contributed to the Company or a Restricted Subsidiary,

(ii) in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(iii) otherwise on an interim basis prior to completion of such offering so long as such direct or indirect parent of the Company shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed;

(12) the payment of cash dividends or other distributions on the Company’s Capital Stock used to (or the making of loans to any direct or indirect parent of the Company to) fund the payment of fees and expenses owed by the Company (or any direct or indirect parent company of the Company, as the case may be, or Restricted Subsidiaries of the Company) to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(13) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants or other rights if such Equity Interests represent a portion of the exercise price of such options or warrants and payments in cash in lieu of the issuance of fractional shares;

(14) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(15) the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries pursuant to provisions similar to those described under “—Change of Control Triggering Event” and “—Asset Sales;” provided that, prior to or concurrently with such payment, purchase, redemption, defeasance or other acquisition or retirement for value, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the New 2025 Notes as a result of such Change of Control Triggering Event or Asset Sale, as the case may be, and have repurchased all New 2025 Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(16) distributions pursuant to the Casa Ley CVR Agreement (as defined in this Prospectus);

(17) distributions required in connection with a Qualified Real Estate Financing Facility;

(18) distributions or payments of Receivables Fees, sales contributions and other transfers of and purchases of assets pursuant to repurchase obligations, in each case in connection with a Qualified Receivables Financing;

(19) (i) with respect to any taxable period ending after the Issue Date for which the Company is treated as a partnership or a disregarded entity for U.S. federal income tax purposes, distributions to the Company’s equity owners in an aggregate amount equal to the product of (A) the taxable income of the Company for such taxable period, reduced by any taxable loss with respect to any prior taxable period ending after the Issue Date (not previously taken into account in determining permitted tax distributions under this clause (19)) to the extent such taxable loss would have been deductible by the equity owners against such taxable income if such loss had been incurred in the taxable period in question (assuming that the equity owners have no items of income, gain, loss, deduction or credit other than through the Company) and (B) the highest combined marginal U.S. federal, state and local income and Medicare tax rate applicable to any equity owner of the Company for such taxable period (taking into account the character of the taxable income in question (long term capital gain, qualified dividend income, etc.) and the deductibility of state and local income taxes for U.S. federal income tax purposes (and any applicable limitation thereon)), and (ii) with respect to any taxable period ending before the Issue Date for which AB Acquisition LLC was a partnership for U.S. federal income tax purposes, distributions to the Company’s equity owners in an aggregate amount equal to the product of (A) any additional taxable income that is allocated for U.S. federal income tax purposes to persons that are equity owners of the Company after the Issue Date for such taxable period resulting from a tax audit adjustment made after the Issue Date relating to income generated in the Company or any entities that are owned directly or indirectly by the Company (including any predecessors thereof) and (B) the highest combined marginal U.S. federal, state and local income and Medicare tax rate applicable to any equity owner of the Company for such taxable period (taking into account the character of the additional taxable income in question (long term capital gain, qualified dividend income, etc.) and the deductibility of state and local income taxes for U.S. federal income tax purposes (and any applicable limitations thereon)) plus any penalties, additions to tax or interest that may be imposed as a result of such audit adjustment; and

(20) other Restricted Payments as long as, at the time of the making thereof and after giving pro forma effect thereto (including, without limitation, the incurrence of any Indebtedness to finance such Restricted Payments), the Total Leverage Ratio would be less than 4.00 to 1.00;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (9) and (20), no default or event of default shall have occurred and be continuing or would occur as a consequence thereof.

It is expected that as of the Issue Date, all of the Company’s Subsidiaries (other than captive insurance companies) will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

For purposes of the covenant described above, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Issuers may classify such Investment or Restricted Payment in any manner that complies with this covenant and may later reclassify any such Investment or Restricted Payment so long as such Investment or Restricted Payment (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless:

(1) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration (including by way of relief or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value (as determined on the date the contractual obligation is entered into) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the 2025 Notes) that are assumed by the transferee of any such assets;

(b) any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received); and

(c) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall each be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Cash Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Cash Proceeds from such Asset Sale, at its option:

(1) to repay Obligations under the Credit Facilities that are secured by a Lien (and in the case of revolving obligations, to correspondingly permanently reduce commitments with respect thereto);

(2) to repay either (i) Obligations under the 2025 Notes or (ii) Obligations under any other Pari Passu Indebtedness (and in the case of revolving obligations, to correspondingly permanently reduce commitments with respect thereto); provided that in the case of any repayment pursuant to clause (ii), the Company or such Restricted Subsidiary will reduce Obligations under the 2025 Notes on an equal or ratable basis with the Pari Passu Indebtedness repaid pursuant to clause (ii) (a) on a pro rata basis as provided under “—Optional Redemption,” (b) through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or (c) by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase their 2025 Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of 2025 Notes that would otherwise be prepaid (which offer shall be deemed to be an Asset Sale Offer for purposes hereof); and/or

(3) to acquire Additional Assets;

provided that in the case of clause (3) above, a binding commitment (whether or not subject to conditions) shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment and, in the event such binding commitment is later canceled or terminated for any reason before such Net Cash Proceeds are so applied, the Company or such Restricted Subsidiary enters into another binding commitment (whether or not subject to conditions) within six months of such cancellation or termination of the prior binding commitment.

Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise use such Net Cash Proceeds for any purpose not prohibited by the Indenture. The Indenture provides that any Net Cash Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds (i) $150.0 million, in the case of a single transaction or a series of related transactions, or (ii) $300.0 million aggregate amount in any fiscal year, the Issuers shall make an offer (an “Asset Sale Offer”) to all holders of New 2025 Notes and to all holders of any Pari Passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to Asset Sales, to purchase the maximum principal amount of such New 2025 Notes and such Pari Passu Indebtedness, as appropriate, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or in the event such Pari Passu Indebtedness was issued with original issue discount, 100% of the principal amount thereof), plus accrued and unpaid interest (or such lesser price, if any, as may be provided by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture and, in the case of New 2025 Notes, is in a minimum amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed (i) $150.0 million, in the case of a single transaction or a series of related transactions, or (ii) $300.0 million aggregate amount in any fiscal year by mailing the notice required pursuant to the terms of the Indenture, with a copy to the trustee. If the aggregate principal amount of New 2025 Notes or the other Pari Passu Indebtedness surrendered by such holders and holders thereof exceeds the amount of Excess Proceeds, the Issuers shall select the New 2025 Notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis based on the principal amount of the New 2025 Notes or such other Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero, and in the case of an Asset Sale Offer being effected in advance of being required to do so by the Indenture, the amount of Net Cash Proceeds the Issuers are offering to apply in such Asset Sale Offer shall be excluded in subsequent calculations of Excess Proceeds.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the New 2025 Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

If more New 2025 Notes are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such New 2025 Notes for purchase will be made by the Issuers in compliance with the requirements of the principal national securities exchange, if any, on which such New 2025 Notes are listed, or if such New 2025 Notes are not listed, by lot or such other method as the Issuers shall deem fair and appropriate (and in such manner as complies with applicable requirements of DTC); provided, that the Issuers shall not select New 2025 Notes for purchase which would result in a noteholder with a principal amount of New 2025 Notes less than the minimum denomination to the extent practicable.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of New 2025 Notes (with a copy to the trustee) at such holder’s registered address (or otherwise in accordance with DTC procedures). If any New 2025 Note is to be purchased in part only, any notice of purchase that relates to such New 2025 Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new 2025 Note in principal amount equal to the unpurchased portion of any 2025 Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original 2025 Note; provided that global 2025 Notes will be reduced in accordance with the applicable procedures of DTC to reflect the unpurchased portion of any such 2025 Note. On and after the purchase date, unless the Issuers default in payment of the purchase price, interest shall cease to accrue on 2025 Notes or portions thereof purchased.

Transactions with Affiliates

The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, loan, advance or guarantee with any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $50 million, unless:

(a) such Affiliate Transaction is on terms, taken as a whole, that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction at the time of such transaction (or if earlier, the date on which such transaction is contractually agreed) by the Company or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $75 million, the Company delivers to the trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company or any direct or indirect parent of the Company, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (a) above (which resolution, if adopted by a majority of the Disinterested Directors shall be conclusive evidence of compliance with clause (a) above).

The foregoing provisions will not apply to the following:

(1) (a) transactions between or among the Company, the Co-Issuers and/or any of the Restricted Subsidiaries or any person that becomes a Restricted Subsidiary as a result of the applicable transactions and (b) any merger of the Company and any direct parent of the Company, provided that such direct parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company (if applicable) and such merger is otherwise in compliance with the terms of the indenture and effected for a bona fide business purpose;

(2) transactions in connection with (a) Restricted Payments permitted by the provisions of the indenture described above under the covenant “—Limitation on Restricted Payments” and (b) Permitted Investments;

(3) the payment of reasonable and customary fees and compensation paid to, and indemnities, insurance arrangements, reimbursements, and employment and severance arrangements provided on behalf of, former, current or future, officers, directors, employees or consultants of the Company or any Restricted Subsidiary or any direct or indirect parent company of the Company;

(4) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(5) payments or loans (or cancellation of loans) to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of the Company in good faith;

(6) any agreement (other than with the Sponsor) as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the noteholders in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;

(7) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date;

(8) (a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, and are on terms at least as favorable that could reasonably have been obtained at such time from an unaffiliated party (determined at the time such transaction is entered into, or, if early, the date such transaction is contractually agreed) or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(9) any transaction effected as part of a Qualified Receivables Financing, including dispositions and repurchases of assets;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Company and the granting of registration rights and other customary rights in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(11) (a) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $75 million and (y) 3.0% of EBITDA for such fiscal year, plus all out-of-pocket reasonable expenses incurred by the Sponsor or any of its Affiliates in connection with the performance of management, consulting, monitoring, advisory or other services with respect to the Company and its Restricted Subsidiaries and (b) the payment to Sponsor or an Affiliate of Sponsor for the reasonable out-of-pocket costs of actual and necessary reasonable out-of-pocket legal, accounting, insurance, marketing, financial and similar types of services paid for by Sponsor or such Affiliate on behalf of the Company or any Restricted Subsidiary of the Company;

(12) payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, consulting, underwriting or placement services or in respect of other investment banking or advisory activities, including, without limitation, in connection with the Transactions, operations, management, acquisitions, divestitures or other financing arrangements, which payments are approved by a majority of the Board of Directors of the Company or any direct or indirect parent of the Company in good faith;

(13) any contribution to the capital of the Company;

(14) transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Consolidation or Sale of Assets”;

(15) transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent of the Company, as the case may be, on any matter involving such other Person;

(16) pledges of Equity Interests of Unrestricted Subsidiaries;

(17) any employment agreements, pension plans or other employee benefit plans or arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(18) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(19) in the case of clause (19) of the second paragraph of the covenant described under “—Limitation on Restricted Payments,” the entering into any tax sharing agreement or arrangement with respect to such payments;

(20) transactions entered into in good faith which provide for shared employees, services and/ or facilities arrangements and which provide cost savings and/or other operational efficiencies;

(21) transactions between Albertson’s Group and any Person that is an Affiliate solely due to the fact that a director of such Person is also a director of the Company or any other direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent of the Company, as the case may be, on any matter involving such other Person;

(22) any Sale and Lease-Back Transaction;

(23) any purchases by the Company’s Affiliates of Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company’s Affiliates; provided that such purchases by the Company’s Affiliates are on the same terms as such purchases by such Persons who are not the Company’s Affiliates; and

(24) transactions contractually agreed to between an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary.

Limitation on Liens

Neither the Company nor any of its Restricted Subsidiaries may issue, assume or guarantee any Indebtedness secured by a Lien (other than a Permitted Lien) upon any asset or property of the Company or such Restricted Subsidiary or on any evidences of Indebtedness or shares of Capital Stock of, or other ownership interests in, any Restricted Subsidiary (regardless of whether the asset, property, Indebtedness, Capital Stock or ownership interests were acquired before or after the date of the Indenture) without effectively providing that the 2025 Notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured.

The preceding paragraph will not require the Company or any Restricted Subsidiary to secure the 2025 Notes if the relevant Lien consists of a Permitted Lien. Any Lien which is granted to secure the 2025 Notes or such Subsidiary Guarantee under the preceding paragraph shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the 2025 Notes or such Subsidiary Guarantee under the preceding paragraph.

Notwithstanding the foregoing,

(a) if any of the Reference Notes are hereafter secured by any Liens on any of the assets of the Company or any of its Restricted Subsidiaries (the “Additional Liens”), then the Company or such Restricted Subsidiary shall, substantially concurrently with the granting of any such Liens, grant perfected Liens in the same additional collateral securing the Reference Notes to secure the New 2025 Notes, equally, ratably and on a pari passu basis (the “Pari Passu Liens”); provided that the foregoing shall not apply to any Permitted Liens that secure any Reference Notes as of the Issue Date. The Pari Passu Liens granted pursuant to this provision shall be (i) granted concurrently with the granting of any such Additional Liens, and (ii) granted pursuant to instruments, documents and agreements which are no less favorable to the trustee and the holders of the 2025 Notes than those granted to secure such Reference Notes. In connection with the granting of any such Pari Passu Liens, the Company or the applicable Restricted Subsidiary shall provide to the trustee (y) policies of title insurance on customary terms and conditions, to the extent that policies of title insurance on the corresponding property are provided to the holders of such Reference Notes or their trustee (and in an insured amount that bears the same proportion to the principal amount of the outstanding New 2025 Notes as the insured amount in the policies provided to the holders of such Reference Notes bears to the aggregate outstanding amount thereof), and (z) legal opinions and other assurances as the trustee may reasonably request; and

(b) if the Company or any of its Restricted Subsidiaries become entitled to the release of all of such Additional Liens securing such Reference Notes and Subsidiary guarantees related thereto, and provided that no default or event of default has then occurred and remains continuing, the Company or such Restricted Subsidiary may in its sole discretion request that the collateral agent release the corresponding Pari Passu Liens securing the New 2025 Notes and in such circumstances the collateral agent shall so release such Pari Passu Liens.

Notwithstanding the foregoing, in the event that the Issuers register the 2025 Notes or the related exchange notes with the SEC pursuant to the Registration Rights Agreement and at any time Rule 3-16 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Restricted Subsidiary of the Company due to the fact that such Restricted Subsidiary’s Capital Stock secures the 2025 Notes or the related exchange notes, then the Capital Stock of such Restricted Subsidiary shall at such time automatically be deemed not to be part of the collateral that would secure the 2025 Notes pursuant to this covenant, but only to the extent necessary to not be subject to such requirement.

For purposes of the covenant described above, if any Lien would be permitted pursuant to one or more of the exceptions contained in the definition of “Permitted Lien,” the Company may classify such Lien in any manner that complies with this covenant and may later reclassify any such Lien so long as such Lien (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Merger, Consolidation or Sale of Assets

The Indenture does not allow any Issuer to (1) consolidate or merge with or into another Person or (2) sell assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(a) either (x) an Issuer is the surviving person, in the case of a merger or consolidation, and after giving effect to such merger or consolidation, there will be a co-obligor of the New 2025 Notes that is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia for so long as the Company remains a limited liability company or (y) the successor or transferee is a corporation, partnership or limited liability company organized under the laws of the United States, or any state thereof or the District of Columbia and such successor or transferee expressly assumes, by supplemental indenture, all of such Issuer’s obligations under the Indenture, including under the New 2025 Notes; provided if such successor or transferee is not a corporation, a co-obligor of the New 2025 Notes is a corporation;

(b) no default or event of default under the Indenture exists immediately after such transaction; and

(c) the Issuers shall have delivered to the trustee an Officer’s Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture.

Subsidiary Guarantees

The Indenture provides that the Company will cause each Restricted Subsidiary that is a wholly owned Domestic Subsidiary other than the Co-Issuers (unless such Subsidiary is not required to guarantee the Credit Facilities or is already a Subsidiary Guarantor) that:

(a) guarantees any Indebtedness of the Company or any of its Restricted Subsidiaries; or

(b) Incurs any Indebtedness or issues any shares of Disqualified Stock,

in each case, other than (1) Indebtedness Incurred pursuant to the Non-Guarantor Exception and (2) any Permitted Debt referred to in the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” to execute and deliver to the trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the 2025 Notes. The Indebtedness and Disqualified Stock referenced in clause (a) and (b) shall be referred to as “Reference Indebtedness.”

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by such Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

In the event that any such (i) Restricted Subsidiary no longer guarantees such Reference Indebtedness or (ii) such Reference Indebtedness is no longer outstanding, then, in each case, such Restricted Subsidiary will be released and relieved of its obligations as a Subsidiary Guarantor; provided that any such transaction related to such release is carried out pursuant to and in accordance with all other applicable provisions of the Indenture.

Reports

So long as any New 2025 Notes are outstanding:

(1) the Company will provide the trustee and holders of New 2025 Notes with annual consolidated financial statements for each fiscal year audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Company’s fiscal year and unaudited quarterly financial statements (including a balance sheet, statement of operations and statement of cash flows for the fiscal quarter and year-to-date period then ended and the corresponding fiscal quarter and year-to-date period from the prior year) within 60 days after the end of each of the first three fiscal quarters of each fiscal year. Such annual and quarterly financial statements will (i) be prepared in accordance with GAAP (with the exception of the absence of year-end adjustments and footnotes in the case of quarterly financial statements) and (ii) be accompanied by a “management discussion and analysis” of the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods presented in a level of detail comparable (in the reasonable judgment of the Company) to the management discussion and analysis of the results of operations of the Company contained in this Prospectus. Unless otherwise publicly available, such financial statements and related discussion shall be made available to holders of New 2025 Notes and prospective investors in the New 2025 Notes by posting on a password protected website accessible by all such persons, which will announce when such items have been posted (it being understood that the Company may require a certification and customary non-disclosure agreement to access such site); and

(2) the Company will furnish to the trustee and holders of New 2025 Notes all information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01, 2.05, 2.06, 4.01, 4.02 and 5.01 (but excluding, for the avoidance of doubt, financial statements and exhibits that would be required pursuant to Item 9.01 of Form 8-K, other than financial statements and pro forma financial information required pursuant to clauses (a) and (b) of Item 9.01 of Form 8-K (in each case relating to transactions required to be reported pursuant to Item 2.01 of Form 8-K) to the extent available (as determined by the Company in good faith, which determination shall be conclusive)) if the Company had been a reporting company under the Exchange Act; provided, however, that no such report will be required to be furnished if the Company determines in its good faith judgment (which determination shall be conclusive) that such event is not material to holders of the New 2025 Notes or the business, assets, operations, financial position or prospects of the Company and its Subsidiaries, taken as a whole, or if the Company determines in its good faith judgment (which determination shall be conclusive) that such disclosure would otherwise cause material competitive or other material harm to the business, assets, operations, financial position or prospects of the Company and its Subsidiaries, taken as a whole; provided that such non-disclosure shall be limited only to those specific provisions that would cause material competitive or other material harm and not the occurrence of the event itself provided, further, that no such report will be required to include a summary of the terms of any employment or compensatory arrangement agreement, plan or understanding between the Company (or any of its Subsidiaries) and any director, manager or executive officer of the Company (or any of its Subsidiaries). All information to be furnished pursuant to this clause (2) shall be furnished within the time periods specified in the SEC’s rules and regulations for non-accelerated filer reporting companies under the Exchange Act. Information to be furnished pursuant to this clause (2) shall be made by posting on the website referred to in clause (1) above.

If after the Issue Date the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the clauses (1) and (2) above shall include a reasonably detailed presentation (which may be consistent with the non-guarantor information provided in this prospectus), either on the face of the financial statements or in the footnotes to the financial statements and in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” or comparable section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

So long as any New 2025 Notes are outstanding, the Company will also issue a notification (which can be a notification through the website described above or by email to registered holders of New 2025 Notes) upon the posting of the information required by clauses (1) and (2) above.

The Company will hold a conference call for the holders of New 2025 Notes to discuss such financial information described in clause (1) above no later than 10 calendar days after delivering the annual financial information and the quarterly financial information described in clause (1) above (it being understood that such conference call may be prior to the delivery of such financial information described above and may be the same conference call as with the Company’s equity or debt investors and analysts at the time of its earnings release). The Company will issue a notification (which can be a notification through the website described above or by email to registered holders of New 2025 Notes) of any such conference call at least one Business Day in advance.

In the event that any direct or indirect parent of the Company is or becomes a guarantor (a “Parent Guarantor”) of the New 2025 Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such Parent Guarantor; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent Guarantor and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company and the Subsidiaries of the Company on a stand-alone basis, on the other hand.

The filing requirements set forth above for the applicable period may be satisfied by the Company (i) prior to the consummation of a Qualified IPO, by a Parent Entity filing a registration statement in connection with a potential Qualified IPO or (ii) prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and, in each case, satisfying the requirements set forth in the preceding paragraph.

Notwithstanding anything to the contrary set forth above, if the Company, a Parent Guarantor or any Parent Entity has provided the reports described in the preceding paragraphs with respect to the Company, such Parent Guarantor or any Parent Entity, in each case, the Company shall be deemed to be in compliance with the provisions of this covenant.

To the extent any such information, reports or other documents are filed electronically on the SEC’s Electronic Data Gathering and Retrieval System (or any successor system), such filing shall be deemed to be delivered to the holders of the New 2025 Notes and the trustee.

Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of their covenants hereunder (as to which the trustee is entitled to rely exclusively on an Officer’s Certificate).

Events of Default

Events of default means any of the following:

(1) default in the payment of any interest upon any New 2025 Notes when it becomes due and payable, and continuance of such default for a period of 30 days,

(2) default in the payment of principal of or premium, if any, on any New 2025 Notes when due,

(3) the acceleration of the maturity of any Indebtedness of an Issuer or any Subsidiary Guarantor (other than Non-recourse Indebtedness), at any one time, in an amount in excess of $150 million; provided that in the event of any event of default specified in this clause, such event of default and all consequences thereof (excluding, however, any resulting payment default, other than as a result of the acceleration of the New 2025 Notes) shall be annulled, waived and rescinded, automatically and without any action by the trustee or the holders of the New 2025

Notes, if within 30 days after such event of default arose the Issuers deliver an Officer’s Certificate to the trustee stating that (x) the Indebtedness or guarantee that is the basis for such event of default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such event of default or (z) the default that is the basis for such event of default has been cured,

(4) failure by an Issuer or any Subsidiary Guarantor to pay final and non-appealable judgments aggregating in excess of $150 million or its foreign currency equivalent (net of any amounts which are covered by indemnities or insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days,

(5) default in the performance, or breach, of any covenants or warranties in the Indenture if the default continues uncured for a period of 60 days (or, in the case of the failure to comply with the Indenture provisions described under “—Reports,” 90 days) after written notice to the Issuers by the trustee or to the Issuers and the trustee by the holders of at least 30% in principal amount of the outstanding New 2025 Notes as provided in the Indenture, and

(6) certain events of bankruptcy, insolvency or reorganization.

If an event of default occurs and continues, then the trustee or the holders of not less than 30% in principal amount of the outstanding New 2025 Notes may, by a notice in writing to the Issuers, and to the trustee if given by the holders, declare to be due and payable immediately the principal of the outstanding New 2025 Notes.

At any time after a declaration of acceleration with respect to New 2025 Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding New 2025 Notes may, subject to the Issuers having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal and premium, if any, with respect to the New 2025 Notes have been cured or waived as provided in the Indenture. For information as to waiver of defaults see the discussion set forth below under “—Modification and Waiver.”

The Indenture provides that the trustee is not obligated to exercise any of its rights or powers under the Indenture at the request of any holder of New 2025 Notes, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee and applicable law, the holders of a majority in principal amount of the outstanding New 2025 Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such New 2025 Notes.

No holder of any New 2025 Notes will have any right to institute any proceeding, judicial or otherwise with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such holder shall have previously given to the trustee written notice of a continuing event of default with respect to the New 2025 Notes and the holders of at least 30% in principal amount of the outstanding New 2025 Notes shall have made written request and offered indemnity satisfactory to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding 2025 Notes direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any New 2025 Notes will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such 2025 Notes on or after the due dates expressed in such New 2025 Notes and to institute suit for the enforcement of any such payment.

The Issuers are required by the Indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the Indenture. The Indenture provides that the trustee may withhold notice to the holders of New 2025 Notes of any default or event of default (except a default in payment on New 2025 Notes) with respect to New 2025 Notes if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of New 2025 Notes.

Modification and Waiver

The Issuers and the trustee, at any time and from time to time, will be permitted to modify the Indenture without prior notice to or consent of any holder of the New 2025 Notes for any of the following purposes:

(1) to permit a successor Person to assume the Issuers’ covenants and obligations under the Indenture and in the 2025 Notes in accordance with the terms of the Indenture;

(2) to add to the Issuers’ covenants for the benefit of the holders of the New 2025 Notes;

(3) to surrender any of the Issuers’ rights or powers conferred in the Indenture;

(4) to add any additional events of default;

(5) to supplement any of the provisions of the Indenture to the extent needed to permit or facilitate the defeasance and discharge of the New 2025 Notes in a manner that will not adversely affect the interests of the holders of the 2025 Notes in any material respect;

(6) to provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the Indenture as is necessary to provide for the administration of the trust by more than one trustee;

(7) to cure any ambiguity;

(8) to provide for the issuance of additional New 2025 Notes;

(9) to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture;

(10) to (i) secure the New 2025 Notes with collateral and (ii) release collateral (if any) from the Lien when permitted or required by the terms of the applicable security documents (if any have been entered into), the intercreditor agreement (if one has been entered into) or the Indenture;

(11) to conform the text of the Indenture or the New 2025 Notes to this “Description of the New 2025 Notes”; or

(12) to make any other provisions with respect to matters or questions arising under the Indenture which are not inconsistent with any provision of the Indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of the New 2025 Notes.

The Issuers will also be permitted to modify the Indenture for any other purpose if the Issuers receive the written consent of the holders of not less than a majority in principal amount of the outstanding New 2025 Notes. However, the Issuers will not be permitted, without the consent of the holder of each New 2025 Note affected thereby, to:

(1) change the Stated Maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of the New 2025 Notes or any premium payable upon the redemption of the New 2025 Notes, or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of the New 2025 Notes or release any Subsidiary Guarantor under any Subsidiary Guarantee (except in accordance with the terms of the Indenture or the Subsidiary Guarantee);

(2) reduce the percentage in principal amount of the New 2025 Notes where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the Indenture; or

(3) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding New 2025 Note which would be affected.

The Indenture provides that the holders of not less than a majority in aggregate principal amount of the New 2025 Notes, by notice to the trustee, may on behalf of the holders of the New 2025 Notes waive any default and its consequences under the Indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any New 2025 Note held by a non-consenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each New 2025 Note.

Defeasance of Notes or Certain Covenants in Certain Circumstances

Legal Defeasance and Discharge.    The Indenture provides that the Issuers may be discharged from any and all obligations under the New 2025 Notes other than:

(1) certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on the New 2025 Notes;

(2) to register the transfer or exchange of the New 2025 Notes;

(3) to replace stolen, lost or mutilated New 2025 Notes; or

(4) to maintain paying agencies and to hold money for payment in trust.

The Issuers may only defease and discharge all of their obligations under the New 2025 Notes if:

(1) the Issuers irrevocably deposit with the trustee, in trust, the amount, as certified by an Officer’s Certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the 2025 Notes on the dates such payments are due; and

(2) with respect to legal defeasance, the Issuers deliver to the trustee an opinion of independent counsel (which opinion must refer to and be based upon a published ruling of the United States Internal Revenue Service or a change in applicable United States federal income tax laws) or a ruling directed to the trustee from the United States Internal Revenue Service, in either case to the effect that holders of the New 2025 Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants.    Upon compliance with certain conditions, the Issuers may omit to comply with certain restrictive covenants contained in the Indenture. Any omission by the Issuers to comply with their obligations or covenants shall not constitute a default or event of default with respect to any New 2025 Notes. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the New 2025 Notes. The Issuers may only defease any covenants if, among other requirements:

(1) the Issuers deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an Officer’s Certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the New 2025 Notes on the dates such payments are due; and

(2) the Issuers deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the New 2025 Notes will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

The Indenture provides that none of the Issuers’ past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of the Issuers’ affiliates shall have any personal liability in respect of the Issuers’ obligations under the Indenture or the New 2025 Notes by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Concerning the Trustee

Wilmington Trust, National Association is the trustee under the Indenture and will be appointed by the Issuers as registrar and paying agent with regard to the New 2025 Notes.

If the trustee becomes a creditor of the Issuers, the Indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in aggregate principal amount of the then outstanding New 2025 Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an event of default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of such New 2025 Notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture is governed by New York law.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“2024 Notes” means, the 6.625% senior notes due 2024 issued by the Issuers on May 31, 2016.

“ABL Facility” means the asset-based credit facilities as in effect on the Issue Date or any subsequent asset-based credit facility entered into, in each case, with the related documents thereto, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing (provided that such increase is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part), the borrowings and commitments then outstanding or permitted to be outstanding under such ABL Facility or one or more successors to the ABL Facility or one or more new credit agreements and whether with the same or any other agent, lender or group of lenders or holders. Without limiting the generality of the foregoing, the term “ABL Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder (provided that such increase is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or (4) otherwise altering the terms and conditions thereof.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person (a) is merged with or into (or consolidated or otherwise combined with the Company or any Restricted Subsidiary) or (b) became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, including Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Assets” means:

(1) any property or assets (other than Equity Interests) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such asset disposition shall be deemed an investment in Additional Assets);

(2) the Equity Interests of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

(3) any Permitted Investment.

“Additional Interest” means (i) all additional interest then owing pursuant to the Registration Rights Agreement and (ii) any additional interest owing in connection with any registration rights agreement entered into in connection with the issuance of additional New 2025 Notes.

“Additional Issuer” means each Subsidiary Guarantor that executes a supplemental indenture (which supplemental indenture shall be in a form consistent with the Third Supplemental Indenture dated May 5, 2017) as an “Additional Issuer”. The provisions applicable to an “Issuer” under “- Merger, Consolidation or Sale of Assets” and “-Change of Control Triggering Event” (in each case, including the related definitions referred to therein) shall not apply to any Additional Issuer and each provision applicable to a Guarantor shall continue to apply to each Guarantor notwithstanding its designation as an Additional Issuer.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning set forth under “—Certain Covenants—Transactions with Affiliates.”

“Albertson’s Group” means, collectively, the Company and its Subsidiaries.

“Applicable Premium” means, with respect to any New 2025 Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the 2025 Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the 2025 Note at September 15, 2019 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the 2025 Note through September 15, 2019 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the New 2025 Note,

in each case, as calculated by the Issuers or on behalf of the Issuers by such Persons as the Issuers may designate.

The trustee shall not be responsible for calculating or verifying the calculation of the Applicable Premium.

“Asset Sale” means the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any Restricted Subsidiary of the Company (in each case, other than Equity Interests of the Company and other than to the Company or another Restricted Subsidiary of the Company) (each referred to in this definition as a “disposition”), other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Consolidation or Sale of Assets” or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is not prohibited to be made under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets of the Company or any Restricted Subsidiary or disposition of Equity Interests of any Restricted Subsidiary in a single transaction or series of related transactions with an aggregate Fair Market Value of less than $50 million;

(e) dispositions of Divested Properties;

(f) dispositions of assets received by the Company or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(g) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h) dispositions of inventory and other assets in the ordinary course of business (including the lapse and abandonment of intellectual property) or dispositions of obsolete or surplus assets, worn out assets or assets no longer useful in the conduct of business of the Company and its Restricted Subsidiaries;

(i) the lease, assignment or sublease of any real or personal property consistent with past practice;

(j) a sale of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(k) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(l) any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Company;

(m) the grant of any license or sublicense of patents, trademarks, know-how and any other intellectual property or other general intangibles;

(n) the sale of any property in a Sale and Lease-Back Transaction otherwise not prohibited under the Indenture;

(o) dispositions in connection with the granting or enforcement of Permitted Liens;

(p) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(q) any disposition of the Equity Interests in Casa Ley;

(r) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(s) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(t) (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(u) dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to customary buy/sell arrangements between, the parties to such joint venture set forth in joint venture arrangements and similar binding arrangements;

(v) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(w) the unwinding of any Hedging Obligations pursuant to the terms of the documentation governing such Hedging Obligations.

“Asset Sale Offer” has the meaning set forth under “—Certain Covenants—Asset Sales.”

“Borrowing Base” means the sum of (i) 90% of the book value (calculated in accordance with GAAP as in effect at such time) of the inventory of the Company and its Subsidiaries, (ii) 90% of the book value (calculated in accordance with GAAP as in effect at such time) of the accounts receivable of the Company and its Subsidiaries (in the case of clauses (i) and (ii) above, using amounts reflected on the most recent available consolidated balance sheet of the Company and its Subsidiaries (it being understood that the inventory and accounts receivable of an acquired business may be included if such acquisition has been completed on or prior to the date of determination) and (z) 100% of unrestricted cash of the Company and its Subsidiaries (as shown on the most recent balance sheet of the Company and its Subsidiaries).

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership or limited liability company, the board of directors or other governing body of the general partner or managing member of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than Saturday, Sunday or other day on which banking institutions are authorized by law to close in New York City, or with respect to payments, the place of payment.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP as in effect on the Issue Date.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Casa Ley” means Casa Ley, S.A. de C.V.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of any Issuer or any Subsidiary Guarantor as described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, the national currency of any participating member state of the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof in each case with maturities not exceeding two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsor or any of its Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control” means the occurrence of any of the following events:

(1) the Company becomes aware (by way of notice or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any Permitted Holder, acquires directly or indirectly, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, more than 50% of the total voting power of the Voting Stock of the Company; or

(2) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary or any Permitted Holder and other than any transaction in compliance with the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets;” or

(3) the Company fails at any time to own, directly or indirectly, of record and beneficially, 100% of the Equity Interests of any Co-Issuer, free and clear of all Liens other than Permitted Liens; provided that for purposes of this clause (3) a “Change of Control” shall not be deemed to have occurred if (i) either one or more Co-Issuers consolidate with and into the Company or (ii) any such Co-Issuer consolidates with and into another Co-Issuer or a Subsidiary Guarantor.

For purposes of the definition of “Change of Control,” a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Change of Control Offer” has the meaning set forth under “—Change of Control.”

“Change of Control Triggering Event” means the occurrence of a Change of Control and a Ratings Event occurring in respect of that Change of Control.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Restricted Subsidiaries.

“Consolidated Interest Expense” means, for any Test Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Contracts (b) the portion of rent expense with respect to such period under Capital Lease Obligations that is treated as interest in accordance with GAAP as in effect on the Issue Date, in each case of or by the Company and its Restricted Subsidiaries for the most recently completed Test Period, all as determined on a Consolidated basis in accordance with GAAP, and in each case, excluding (i) any additional cash interest owing pursuant to any registration rights agreement, (ii) accretion or accrual of discounted liabilities, (iii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iv) any expensing of a bridge, commitment and other financing fees, (v) interest with respect to Indebtedness of any parent of such Person appearing on the balance sheet of such Person solely by reason of push down accounting and (vi) Swap Contract costs.

“Consolidated Net Income” means for any Test Period, the aggregate of the Net Income of a Person and its Restricted Subsidiaries for such period, determined on a Consolidated basis in accordance with GAAP; provided, however, that:

(1) any net after-tax extraordinary, nonrecurring or unusual gains or losses shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Company) shall be excluded;

(4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(5) the Net Income for such period of any Person that is not a Subsidiary of the referent Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6) (a) the non-cash portion of “straight-line” rent expense shall be excluded and (b) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included;

(7) unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of ASC 830 shall be excluded;

(8) the income (or loss) of any non-consolidated entity during such Test Period in which any other Person has a joint interest shall be excluded, except to the extent of the amount of cash dividends or other distributions actually paid in cash to the Company or any of its Restricted Subsidiaries during such period;

(9) the income (or loss) of a Subsidiary during such Test Period and accrued prior to the date it becomes a Subsidiary of the Company or any of its Restricted Subsidiaries or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or that Person’s assets are acquired by the Company or any of its Restricted Subsidiaries shall be excluded;

(10) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that (x) the net loss of any such Restricted Subsidiary shall be included therein and (y) the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein; and

(11) an amount equal to the maximum amount of tax distributions permitted to be made to the holders of Equity Interests of any parent of the Company in respect of such period in accordance with clause (19) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by the Company for such period.

“Consolidated Non-cash Charges” means, with respect to the Company and its Restricted Subsidiaries for any period, the aggregate depreciation, amortization, impairment, compensation, rent and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with

GAAP (including non-cash charges resulting from purchase accounting in connection with any acquisition or disposition), but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under ASC 815 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-cash Charges relate.

“Consolidated Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt as of such date that is then secured by Liens on property or assets of the Company and its Restricted Subsidiaries as of any date of determination to (b) EBITDA of the Company and its Restricted Subsidiaries for the most recently ended Test Period on or prior to such date, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of “Interest Coverage Ratio.”

“Consolidated Taxes” means, with respect to the Company and its Restricted Subsidiaries on a consolidated basis for any period, provision for taxes based on income, profits or capital, including, without limitation, state franchise and similar taxes and including, without duplication, an amount equal to the amount of tax distributions actually made to the holders of Equity Interests of any direct or indirect parent of the Company in respect of such period in accordance with clause (19) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” which shall be included as though such amounts had been paid as income taxes directly by the Company.

“Consolidated Total Debt” means, as of any date of determination, (x) the aggregate principal amount of Indebtedness, including, without limitation, Capital Lease Obligations, of the Company and its Restricted Subsidiaries outstanding on such date (with respect to the ABL Facility, the principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date shall be based upon the amount drawn thereunder as of the applicable date of determination) minus (y) unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries (including cash restricted in favor of the lenders under any Credit Facility); provided that Consolidated Total Debt shall not include Indebtedness in respect of letters of credit, except to the extent of unreimbursed amounts thereunder.

“Contribution Indebtedness” means Indebtedness, Disqualified Stock or Preferred Stock of an Issuer or any Subsidiary Guarantor in an aggregate principal amount not greater than the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of such Issuer or such Guarantor after the Issue Date, provided that:

(1) such Contribution Indebtedness shall be Indebtedness with a Stated Maturity later than the Stated Maturity of the New 2025 Notes, and

(2) such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof.

“Credit Facilities” means, collectively, the ABL Facility and the Term Loan Facility.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent company of the Company, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries to the extent funded by the Company and its Restricted Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on or prior to the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disinterested Directors” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member’s holding Equity Interests or similar rights in the Issuer.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the 2025 Notes and any purchase requirement triggered thereby may not become operative until (or contemporaneously with) compliance with the asset sale and change of control provisions applicable to the 2025 Notes (including the purchase of any 2025 Notes tendered pursuant thereto)), or

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock at the option of the holder thereof, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the New 2025 Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Divested Properties” means the stores required to be divested, transferred or otherwise sold by the Company or its Restricted Subsidiaries in connection with an acquisition or Investment pursuant to an agreement with or order issued by the Department of Justice, the Federal Trade Commission or any similar regulatory authority; provided that the Divested Properties shall not constitute all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries.

“Domestic Subsidiary” means a Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period for the most recently completed Test Period plus, without duplication, to the extent the same was deducted in calculating such Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates”; plus

(5) any premiums, expenses or charges (other than Consolidated Non-cash Charges) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence or repayment or amendment of Indebtedness permitted to be incurred under the Credit Facilities (including a refinancing thereof) (whether or not successful or meeting the dollar amount thresholds specified herein), including (i) such fees, expenses or charges related to the issuance of Indebtedness, (ii) any amendment or other modification of Indebtedness, and (iii) commissions, discounts, yield, premium or other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(6) the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(7) any costs or expense incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or the net cash proceeds of an issuance of Equity Interests of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments;” plus

(8) the amount of any minority interest expense consisting of income of a Subsidiary attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted in such period in calculating Consolidated Net Income, net of any cash distributions made to such third parties in such period; plus

(9) the amount of “run-rate” cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies projected by the Company in good faith to be realized as a result of actions taken or expected to be taken during, or expected to be taken within 18 months of the end of, such period (calculated on a pro forma basis as though such cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (1) such cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies are reasonably identifiable and factually supportable, (2) no cost savings, operating expense reductions, restructuring charges and expenses and cost-saving synergies may be added pursuant to this clause (l) to the extent duplicative of any expenses or charges relating thereto that are either excluded in computing Consolidated Net Income or included (i.e., added back) in computing EBITDA for such period, (4) such adjustments may be incremental to (but not duplicative of) other pro forma adjustments made and (5) the aggregate amount of cost savings, operating expense reductions and cost saving synergies added pursuant to this clause (l) shall not exceed (A) 25.0% of EBITDA for such four-quarter period plus (B) the amount of any such cost savings, operating expense reductions, restructuring charges and expenses and cost-savings synergies that would be permitted to be included in financial statements prepared in accordance with Regulation S-X under the Securities Act during such four-quarter period; plus

(10) following a Qualified IPO, Public Company Costs; plus

(11) any unusual, non-recurring or extraordinary expenses, losses or charges;

less, without duplication, (i) non-cash income or gain increasing Consolidated Net Income for such period, excluding any such items to the extent they represent (1) the reversal in such period of an accrual of, or reserve for, potential cash expense in a prior period, (2) any non-cash gains with respect to cash actually received in a prior period to the extent such cash did not increase Consolidated Net Income in a prior period or (3) items representing ordinary course accruals of cash to be received in future periods; plus (ii) any net gain from discontinued operations or net gains from the disposal of discontinued operations to the extent increasing Consolidated Net Income.

In addition, to the extent not already included in Consolidated Net Income, notwithstanding anything to the contrary in the foregoing, EBITDA shall include the amount of net cash proceeds received by the Company and its Restricted Subsidiaries from business interruption insurance.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or any direct or indirect parent company of the Company, as applicable (other than Disqualified Stock), other than public offerings with respect to the Company’s or such direct or indirect parent company’s common stock registered on Form S-8.

“Excess Proceeds” has the meaning set forth under “—Certain Covenants—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the net cash proceeds, Cash Equivalents and/or Investment Grade Securities or other property or assets received by the Company after the Issue Date from:

(1) contributions to its common equity capital, and

(2) the issuance or sale (other than to a Restricted Subsidiary of the Company or pursuant to any Company or Restricted Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate, the proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction as determined by the Company in its good faith discretion. Fair Market Value may be (but need not be) conclusively established by means of an Officer’s Certificate or resolutions of the Board of Directors of the Company setting out such Fair Market Value as determined by such Officer or such Board of Directors in good faith.

“Foreign Subsidiary” means a Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect Subsidiary of such Subsidiary, and any Subsidiary of such Person that otherwise would be a Domestic Subsidiary substantially all of whose assets consist of Capital Stock and/or indebtedness of one or more Foreign Subsidiaries and any other assets incidental thereto.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession, in the United States. For the avoidance of doubt the terms “consolidated” and “Consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under (1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Equity Interests of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person, without duplication: (1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), with the amount of letters of credit and bankers’ acceptances being the amount equal to the amount available to be drawn, (c) representing the deferred and unpaid purchase price of any property (except trade payables and similar obligations) which purchase price is due more than one year after the later of the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capital Lease Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP as in effect on the Issue Date; (2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (3) to the extent not otherwise included, the principal component of Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; provided that obligations under or in respect of Receivables Financings, Hedging Obligations or any lease related to Real Property among the Company, any Restricted Subsidiary or any Person that is, directly or indirectly controlled (as measured by total voting power) by a Parent Guarantor or the Company (or, in each case, any successor thereof), in each case shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing.

“Initial Purchasers” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc., Barclays Capital Inc., Guggenheim Securities, LLC, Lazard Frères & Co. LLC, RBC Capital Markets, LLC, Wells Fargo Securities, LLC and Drexel Hamilton, LLC.

“Interest Coverage Ratio” means, with respect to Company and its Restricted Subsidiaries for any period, the ratio of EBITDA for such period to the Consolidated Interest Expense for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Interest Coverage Ratio is made (the “Interest Coverage Ratio Calculation Date”), then the Interest Coverage Ratio shall be calculated on a pro forma basis giving effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to any Indebtedness being incurred on such date (or expected to be incurred thereafter).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Interest Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated Consolidated Interest Expense and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Interest Coverage Ratio shall be calculated on a pro forma basis giving effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

Notwithstanding anything in this definition or anything else to the contrary, when calculating the Total Leverage Ratio, the Consolidated Secured Net Leverage Ratio or the Interest Coverage Ratio, as applicable, in each case in connection with a Limited Condition Acquisition, the date of determination of such ratio and of any default or event of default blocker shall, at the option of the Company, be the date the definitive agreements for such Limited Condition Acquisition are entered into and such ratios shall be calculated on a pro forma basis after giving effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in EBITDA of the Company or the target company) at or prior to the consummation of the relevant Limited Condition Acquisition, such ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted hereunder and (y) such ratios shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided further, that if the Company elects to have such determinations occur at the time of entry into such definitive agreement, any such transaction (including the related transactions to be entered into connection therewith) shall be deemed to have occurred on the date the definitive agreements are entered and outstanding thereafter for purposes of subsequently calculating any ratios under the Indenture after the date of such agreement and before the consummation of such Limited Condition Acquisition and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Total Assets or Consolidated Net Income for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to such Limited Condition Acquisition) shall not reflect such Limited Condition Acquisition until it is closed.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Interest Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP as in effect on the date hereof. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a London interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

“interest” means, with respect to the New 2025 Notes, interest on the 2025 Notes, and Additional Interest, if any.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) securities that have a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or, if Moody’s or S&P ceases to rate the 2025 Notes for reasons outside of the Issuers’ control, an equivalent rating by any other “nationally recognized statistical rating organization,” as such term is defined under Section 3(a)(62) under the Exchange Act selected by the Company or any parent of the Company as a replacement agency for Moody’s or S&P, as the case may be,

(3) investments in any fund that invests at least 95% of its assets in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the referent Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such designation less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date on which the Original 2025 Notes were initially issued.

“Joint Venture” means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other Equity Interests is owned, directly or indirectly, by the Company and/or one or more of its Subsidiaries.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Condition Acquisition” means any acquisition, including by means of a merger, amalgamation or consolidation, by the Company or one or more of its Restricted Subsidiaries, the consummation of which is not conditioned upon the availability of, or on obtaining, third party financing.

“Moody’s” means Moody’s Investors Services, Inc. and any successor thereto.

“NAI Notes” means the (i) 6.47% to 7.15% Medium Term Notes due 2017—2028; (ii) 7.75% Debentures due 2026; (iii) 7.45% Debentures due 2029; (iv) 8.70% Debentures due 2030; and (v) 8.00% Debentures due 2031, in each case issued by New Albertson’s, Inc.

“Net Cash Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be paid to the holder of a beneficial interest in such asset or applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Income” means, with respect to the Company and its Subsidiaries, the net income (loss) of the Company and its Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Non-Guarantor Exception” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Non-recourse Indebtedness” means Indebtedness the terms of which provide that the lender’s claim for repayment of such Indebtedness is limited solely to a claim against the property which secures such Indebtedness.

“Obligations” means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, expenses, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President (whether or not designated by a number or a word or words added before or after the title “Vice President”), the Treasurer, the Secretary or the Assistant Secretary of such Person or any direct or indirect parent of such Person, as applicable, or other Person performing such functions, regardless of title or designated as an “Officer” by the Board of Directors for purposes of the Indenture.

“Officer’s Certificate” means a certificate signed on behalf of each Issuer by an Officer of each Issuer or any direct or indirect parent of the Company.

“Parent Entity” means any direct or indirect parent of the Company.

“Pari Passu Indebtedness” means Indebtedness of an Issuer or a Subsidiary Guarantor that ranks equally in right of payment with the 2025 Notes or a Subsidiary Guarantee, as applicable.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of assets used or useful in the business or Related Business Assets or a combination of assets used or useful in the business, Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Certain Covenants—Asset Sales.”

“Permitted Debt” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Permitted Holders” means (i) the Sponsors and any other Funds or managed accounts advised or managed by any Sponsor or any of a Sponsor’s Affiliates, (ii) any Person that has no material assets other than the Capital Stock of the Company, a parent of the Company or Capital Stock of a Person engaged in a Similar Business and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Company, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any Permitted Holder specified in clause (i) above, holds more than 50% of the total voting power of the Voting Stock thereof, and (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any Permitted Holder specified in clause (i) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Company (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than a Permitted Holder specified in clause (i) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any person or group, together with its Affiliates, whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Company (including the notes) or any Restricted Subsidiary;

(2) any Investment in cash or Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment (x) existing on the Issue Date, (y) made pursuant to binding commitments (whether or not subject to conditions) in effect on the Issue Date or (z) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clauses (x) or (y), provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended unless required by the terms of the Investment or otherwise permitted hereunder;

(6) advances to future, current and former officers, directors, employees and consultants of the Company and its Restricted Subsidiaries, or any direct or indirect parent company thereof, not in excess of $75 million outstanding at any one time in the aggregate;

(7) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such

Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable, (b) in satisfaction of judgments against other Persons, or (c) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations entered into (1) for the purpose of fixing, managing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing, managing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing, managing or hedging commodity price risk with respect to any commodity purchases;

(9) any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding, not to exceed the greater of (x) $1,500 million and (y) 6.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) (a) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business, (b) extensions of credit to customers and suppliers consistent with past practice, (c) to the extent constituting an Investment, guarantees of operating leases or (d) Investments made with the assets comprising the wellness centers of the Company and its Subsidiaries;

(12) Investments the payment for which consists of Equity Interests of an Issuer (other than Disqualified Stock) or any direct or indirect parent company of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (8)(b) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Subsidiary Guarantees”;

(16) any Investment by Restricted Subsidiaries of the Company in other Restricted Subsidiaries of the Company and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Company;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of cash, a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments in joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (19) that are at the time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Investment; plus the amount of any distributions, dividends, payments or other returns in respect of such Investments; provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (19);

(20) Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Consolidation or Sale of Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(21) Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary;

(22) Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(23) to the extent constituting an Investment, Permitted Liens or Permitted Debt;

(24) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the Indenture;

(25) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(26) contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(27) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (27) that are at that time outstanding, not to exceed the greater of (x) $1,000 million and (y) 4.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that at the time of, and after giving effect to, such Investment, no default or event of default shall have occurred and be continuing or would occur as a consequence thereof; and

(28) Investments (other than cash or Cash Equivalents) in a Person that is, directly or indirectly, controlled (as measured by total voting power) by a Parent Guarantor or the Company (or any successor thereof).

“Permitted Liens” means, with respect to any Person:

(1) Liens existing on the Issue Date (other than pursuant to clause (19) below);

(2) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with an Issuer or a Subsidiary (provided that such Liens are not incurred in connection with, or in contemplation of, such entity becoming a Subsidiary or such merger or consolidation and do not extend to or cover property of an Issuer or any Subsidiary other than property of the entity so acquired or which becomes a Subsidiary);

(3) Liens (including purchase money Liens) existing at the time of acquisition thereof on property acquired after the date hereof or to secure Indebtedness Incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price of property acquired after the date hereof (provided that such Liens do not extend to or cover any property of the Company or any of its Restricted Subsidiaries other than the property so acquired);

(4) Liens on any property acquired, developed, constructed or otherwise improved by the Company or any Subsidiary of the Company (including Liens on the Equity Interests of any Subsidiary of the Company and substantially all assets of such Subsidiary, in each case to the extent such property constitutes substantially all of the business of such Subsidiary) to secure or provide for the payment of any part of the purchase price of the property or the cost of the development, construction or improvement thereof (including architectural, engineering, financing, consultant, advisor and legal fees and preopening costs), or any Indebtedness incurred to provide funds for such purposes, or any Lien on any such property existing at the time of acquisition thereof;

(5) Liens which secure Indebtedness or other obligations of the Company or a Restricted Subsidiary owing to the Company or a Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) Liens on the stock, partnership or other Equity Interest of an Issuer or a Restricted Subsidiary in any Joint Venture or any Subsidiary that owns an Equity Interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

(7) Liens to government entities, including pollution control or industrial revenue bond financing;

(8) Liens required by any contract or statute in order to permit the Company or a Subsidiary of the Company to perform any contract or subcontract made by it with or at the request of a governmental entity;

(9) mechanic’s, materialman’s, carrier’s or other like Liens, arising in the ordinary course of business;

(10) Liens for taxes or assessments and similar charges;

(11) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title;

(12) Liens required by an escrow agreement in connection with the incurrence of Indebtedness;

(13) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(14) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(16) Liens securing cash management services (and other “bank products”) in the ordinary course of business;

(17) Liens on equipment of the Company or any Subsidiary of the Company granted in the ordinary course of business to the Company’s or such Subsidiary’s client or supplier at which such equipment is located;

(18) Liens securing Obligations in respect of Indebtedness permitted to be Incurred pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (including the Non-Guarantor Exception) or clause (e), (m), (n), (u), (y), (z) or (aa) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, in the case of Indebtedness Incurred pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Consolidated Secured Net Leverage Ratio would not exceed 3.75 to 1.00 after giving pro forma effect to such Incurrence (including the use of proceeds therefrom);

(19) Liens securing Indebtedness incurred pursuant to clause (a) or (b) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” plus in the case of any such Indebtedness that is amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed which is secured by a Lien permitted under this clause (19) or a portion thereof, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection with such amendment, extension, renewal, restatement, refunding, replacement, refinancing, supplement, modification or change;

(20) Liens securing the 2025 Notes, additional 2025 Notes and the Subsidiary Guarantees (and the related exchange notes and exchange guarantees);

(21) Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(22) Liens on the Equity Interests of Unrestricted Subsidiaries;

(23) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(24) (a) judgment and attachment Liens and Liens arising out of decrees, orders and awards, in each case, to the extent not giving rise to an Event of Default and (b) notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings that have the effect of preventing the forfeiture or sale of the property or assets subject to such notices and rights and for which adequate reserves have been made to the extent required by GAAP;

(25) Liens securing cash management services (and other “bank products”) in the ordinary course of business;

(26) Liens not otherwise permitted by clauses (1) through (25) above securing obligations outstanding not to exceed in the aggregate the greater of (i) $1,250 million and (ii) 5.0% of Total Assets at the time of such Incurrence;

(27) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the Indenture; and

(28) any extension, renewal, replacement, restructuring, refinancing or other modification of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (1) through (27).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Public Company Costs” means (a) costs, expenses and disbursements associated with, related to or incurred in anticipation of, or preparation for compliance with (x) the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, (y) the provisions of the Securities Act and the Exchange Act, as applicable to companies with equity or debt securities held by the public, and (z) the rules of national securities exchange companies with listed equity or debt securities, (b) costs and expenses associated with investor relations, shareholder meetings and reports to shareholders or debtholders and listing fees, and (c) directors’ compensation, fees, indemnification, expense reimbursement (including legal and other professional fees, expenses and disbursements), and directors’ and officers’ insurance.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified IPO” means the issuance by the Company or any direct or indirect parent of the Company of its common Equity Interests (i) pursuant to an effective registration statement (other than a Form S-8) filed with the SEC in accordance with the Securities Act or (ii) after which the common Equity Interests of the Company or any direct or indirect parent of the Company are listed on an internationally recognized securities exchange or dealer quotation system.

“Qualified Real Estate Financing Facility” means (i) any credit facility made available to a Real Estate Subsidiary that is non-recourse to the Company or any of its Subsidiaries (other than Real Estate Subsidiaries party to such credit facility) and secured by the Real Property of Real Estate Subsidiaries (or secured by the Equity Interests of any Real Estate Subsidiary) and (ii) any sale and leaseback of Real Property of Real Estate Subsidiaries, as the same may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to and by the Receivables Subsidiary are made at Fair Market Value, and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Subsidiaries (other than a Receivables Subsidiary) to secure the ABL Facility shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the New 2025 Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization,” as such term is defined under Section 3(a)(62) under the Exchange Act selected by the Company or any parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Ratings Decline Period” means the period that (i) begins on the occurrence of a Change of Control and (ii) ends 60 days following consummation of such Change of Control.

“Ratings Event” means a downgrade by one or more gradations (including gradations within ratings categories as well as between ratings categories) or withdrawal of the rating of the New 2025 Notes within the Ratings Decline Period by both Rating Agencies, as a result of which the rating of the New 2025 Notes on any day during such Ratings Decline Period is below the rating by the applicable Rating Agency in effect immediately preceding the first public announcement of the Change of Control (or occurrence thereof if such Change of Control occurs prior to public announcement); provided, however, that a Ratings Event otherwise arising by virtue of a particular reduction in rating by the applicable Rating Agency will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if such Rating Agency making such reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or otherwise inform the trustee in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“Real Estate Subsidiary” means any Restricted Subsidiary of the Company that (i) does not engage in any business other than owning or leasing real property or (ii) owning directly or indirectly the Equity Interests of its Restricted Subsidiaries described in clause (i) or a holding company of any such Subsidiary.

“Real Property” means all now owned and hereafter acquired real property, including leasehold interests, together with all buildings, structures, and other improvements located thereon and all licenses, easements and appurtenances relating thereto, wherever located.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to a Person, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations pursuant to a Swap Contract entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Company (or other Person formed for the purposes of engaging in a Qualified Receivables Financing with the Company or any of its Subsidiaries in which the Company or such Subsidiary makes an Investment and to which the Company or such Subsidiary transfers accounts receivable and related assets) which engages in no activities other than in connection with the Receivables Financing, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any of its Restricted Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any of its Restricted Subsidiaries (other than such Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any of its Restricted Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither the Company nor any of its Restricted Subsidiaries has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company or such Subsidiary, and

(c) to which neither the Company nor any of its Restricted Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company or such other Person shall be evidenced to the trustee by delivery to the trustee of a certified copy of the resolution of the Board of Directors of the Company or such other Person giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Reference Notes” means, collectively, the NAI Notes and the Safeway Notes.

“Refinancing Indebtedness” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Refunding Capital Stock” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, among the Issuers, the Subsidiary Guarantors and the representatives of the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the New 2025 Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“Retired Capital Stock” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Safeway Notes” means the (i) 3.95% Senior Notes due 2020; (ii) 4.75% Senior Notes due 2021; (iii) 7.45% Senior Debentures due 2027; and (iv) 7.25% Senior Debentures due 2031, in each case issued by Safeway.

“Sale and Lease-Back Transaction” means any arrangement with a person (other than the Company or any of its Restricted Subsidiaries), or to which any such person is a party, providing for the leasing to the Company or any of its Restricted Subsidiaries of property which has been or is to be sold or transferred by the Company or any of its Restricted Subsidiaries to such person, or to any other person (other than the Company of any of its Restricted Subsidiaries) to which funds have been or are to be advanced by such person on the security of the leased property; provided that in connection with any Sale and Lease-Back Transaction (x) the Company or any of its Restricted Subsidiaries has received cash proceeds in an amount equal to or greater than the Fair Market Value of such property and (y) on terms at least as favorable to the Company or such Subsidiary as could be obtained on an arm’s length basis from a non-Affiliate, as determined by the Board of Directors of the Company in good faith.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental, ancillary or complementary thereto, or is a reasonable extension, development or expansion thereof.

“Sponsor” means individually and collectively, (a) Cerberus Capital Management, L.P., (b) Lubert-Adler Real Estate Fund V, L.P., (c) Klaff Realty, L.P., (d) Schottenstein Stores Corporation, and (e) Kimco Realty Corporation.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company and its Restricted Subsidiaries which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable.

“Subordinated Indebtedness” means (a) with respect to an Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the 2025 Notes and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to its Subsidiary Guarantee.

“Subsidiary” of any specified Person, means any corporation, partnership or limited liability company of which at least a majority of the outstanding stock (or other Equity Interests) having by the terms thereof ordinary voting power for the election of directors (or the equivalent) of such Person (irrespective of whether or not at the time stock (or other Equity Interests) of any other class or classes of such Person shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person, or by one or more other Subsidiaries, or by such Person and one or more other Subsidiaries.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Term Loan Facility” means the senior secured term loan credit agreement, dated as of August 25, 2014 and effective as of January 30, 2015 (as amended), by and among the Company (as successor to Albertson’s Holdings LLC), certain Subsidiaries of the Company, the financial institutions named therein and Credit Suisse AG, Cayman Islands Branch, as administrative agent, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing (provided that such increase is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part), the borrowings and commitments then outstanding or permitted to be outstanding under such Term Loan Facility or one or more successors to the Term Loan Facility or one or more new credit agreements and whether with the same or any other agent, lender or group of lenders of holders. Without limiting the generality of the foregoing, the term “Term Loan Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Test Period” means, for any date of determination, the latest four consecutive fiscal quarters of the Company for which financial statements are available.

“Total Assets” means at any date, the total assets of the Company and its Restricted Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

“Total Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt as of such date to (b) EBITDA of the Company and its Restricted Subsidiaries for the most recently ended Test Period on or prior to such date, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of “Interest Coverage Ratio.”

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from such redemption date to September 15, 2019; provided, however, that if the period from such redemption date to September 15, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Treasury Securities” mean any obligations issued or guaranteed by the United States government or any agency thereof.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated as an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company but excluding the Company and the Co-Issuers) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Interest Coverage Ratio for the Company and its Restricted Subsidiaries would not be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no event of default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person as of any date, the Capital Stock of such Person that is at such date entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The certificates representing the New Notes will be issued in fully registered form without interest coupons. The New Notes initially will be represented by permanent global notes in fully registered form without interest coupons and will be deposited with the trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indentures that will govern the notes. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indentures that will govern the notes.

Payments of the principal of, and premium (if any) and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers, registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indentures that will govern the notes, DTC will exchange the applicable global notes for Certificated Securities (as defined herein), which it will distribute to its participants and which will be legended as set forth under the heading “Notice to Investors.”

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The information above concerning DTC has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers or interests in the global notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear and Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A global note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global note and we fail to appoint a successor depositary within 90 days of such notice, or

•	there shall have occurred and be continuing an Event of Default with respect to the notes.

Beneficial interests in any global note may not be exchanged for Certificated Securities unless the transferor first delivers to the trustee a written certificate (in the form provided in the indentures that will govern the notes) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.” In no event shall the Regulation S Global Note be exchanged for Certificated Securities prior to (a) the expiration of the distribution compliance period and (b) the receipt of any certificates required under the provisions of Regulation S.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

PLAN OF DISTRIBUTION

A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from us or any of our affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. A broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making or other trading activities, acknowledges that it must deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the use of the prospectus may be suspended if (i) there is any request by the Commission for amendments or supplements to the prospectus, (ii) the Commission issues a stop order suspending the effectiveness of the prospectus, (iii) if we or our legal counsel receives any notification with respect to the suspension of the qualification of the securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose or (iv) any event occurs that requires us to make changes to the prospectus in order that the prospectus does not contain an untrue statement of material fact nor omit a material fact required to be stated herein. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers of any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and to our performance under, or compliance with, the applicable Registration Rights Agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain U.S. federal income tax considerations relevant to the exchange of Original Notes for New Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of New Notes. We cannot assure you that the IRS will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences described herein. Some holders, including financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction may be subject to special rules not discussed below.

We believe that the exchange of Original Notes for New Notes will not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder will not recognize gain or loss upon receipt of a New Note in exchange for an Original Note in the exchange, and the holder’s basis and holding period in the New Note will be the same as its basis and holding period in the corresponding Original Note immediately before the exchange.

We recommend that each holder consult his or her own tax advisor as to the particular tax consequences of exchanging such holder’s Original Notes for New Notes, including the applicability and effect of any foreign, state, local or other tax laws or estate or gift tax considerations.

LEGAL MATTERS

The validity of the New Notes and the related guarantees will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York and by Robert A. Gordon, Executive Vice President, General Counsel and Secretary of Albertsons Companies, LLC.

EXPERTS

The consolidated financial statements of Albertsons Companies, LLC as of February 25, 2017 and February 27, 2016, and for each of the three years in the period ended February 25, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Safeway Inc. as of January 3, 2015 and December 28, 2013 and for the 53 weeks ended January 3, 2015, and the 52 weeks ended December 28, 2013 and December 29, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and the other registrants have filed with the SEC, a registration statement on Form S-4, including all required exhibits and schedules, under the Securities Act to register the offer and exchange of the exchange notes for the original notes. As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, our subsidiary guarantors and the exchange offer, please refer to the registration statement.

Following effectiveness of the registration statement, we will be required for some time period to file certain reports and documents with the SEC. In addition, the indentures relating to the notes also requires us to transmit to the holders of the notes and the Trustee, for so long as the notes are outstanding, the annual reports, quarterly reports and current reports that we are or would be required to file with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 within the time period on which we are required to file or would be required to file if we were so subject.

You may read and, at prescribed rates, copy the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference room may be obtained by calling the SEC at (800) 732-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system, and you may access the registration statement by means of the SEC website. You may also obtain a copy of the registration statement of which this prospectus forms a part, and other information that we file with the SEC, as well as certain agreements that we have entered into, such as the indentures and the senior secured credit facility without charge to you by making at written request to us at 250 Parkcenter Blvd., Boise, Idaho 83706 Attention: Chief Financial Officer. Our telephone number at that address is (208) 395-6200.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board of

Albertsons Companies, LLC:

We have audited the accompanying consolidated balance sheets of Albertsons Companies, LLC and its subsidiaries (the “Company”) as of February 25, 2017 and February 27, 2016, and the related consolidated statements of operations and comprehensive loss, cash flows, and member equity for the 52 weeks ended February 25, 2017, the 52 weeks ended February 27, 2016, and the 53 weeks ended February 28, 2015. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertsons Companies, LLC and its subsidiaries as of February 25, 2017 and February 27, 2016, and the results of their operations and their cash flows for the 52 weeks ended February 25, 2017, the 52 weeks ended February 27, 2016, and the 53 weeks ended February 28, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boise, Idaho

May 19, 2017

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

	February 25, 2017	February 27, 2016
ASSETS
Current assets
Cash and cash equivalents	$1,219.2	$579.7
Receivables, net	631.0	647.8
Inventories, net	4,464.0	4,421.8
Prepaid assets	345.3	362.4
Other current assets	133.7	101.6

Total current assets	6,793.2	6,113.3
Property and equipment, net	11,511.8	11,846.2
Intangible assets, net	3,497.8	3,882.5
Goodwill	1,167.8	1,131.1
Other assets	784.4	796.9

TOTAL ASSETS	$23,755.0	$23,770.0

LIABILITIES AND MEMBER EQUITY
Current liabilities
Accounts payable	$3,034.7	$2,779.9
Accrued salaries and wages	1,007.5	1,001.8
Current maturities of long-term debt and capitalized lease obligations	318.5	334.7
Current portion of self-insurance liability	293.3	308.7
Taxes other than income taxes	348.8	304.1
Other current liabilities	738.0	453.3

Total current liabilities	5,740.8	5,182.5
Long-term debt and capitalized lease obligations	12,019.4	11,891.6
Deferred income taxes	1,479.8	1,512.9
Long-term self-insurance liability	971.6	1,012.1
Other long-term liabilities	2,172.2	2,557.7
Commitments and contingencies
Member equity:
Member investment	1,999.3	1,967.9
Accumulated other comprehensive loss	(12.8)	(112.7)
Accumulated deficit	(615.3)	(242.0)

Total member equity	1,371.2	1,613.2

TOTAL LIABILITIES AND MEMBER EQUITY	$23,755.0	$23,770.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions)

	52 weeks ended February 25, 2017	52 weeks ended February 27, 2016	53 weeks ended February 28, 2015
Net sales and other revenue	$59,678.2	$58,734.0	$27,198.6
Cost of sales	43,037.7	42,672.3	19,695.8

Gross profit	16,640.5	16,061.7	7,502.8
Selling and administrative expenses	16,000.0	15,660.0	8,152.2

Operating income (loss)	640.5	401.7	(649.4)
Interest expense, net	1,003.8	950.5	633.2
Loss on debt extinguishment	111.7	—	—
Other (income) expense	(11.4)	(7.0)	96.0

Loss before income taxes	(463.6)	(541.8)	(1,378.6)
Income tax benefit	(90.3)	(39.6)	(153.4)

Net loss	$(373.3)	$(502.2)	$(1,225.2)
Other comprehensive income (loss):
Gain (loss) on interest rate swaps, net of tax	39.4	(46.9)	(20.6)
Recognition of pension gain (loss), net of tax	82.0	(79.4)	59.3
Foreign currency translation adjustment, net of tax	(20.5)	(45.6)	—
Other	(1.0)	(0.4)	2.9

Comprehensive loss	$(273.4)	$(674.5)	$(1,183.6)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	52 weeks ended February 25, 2017	52 weeks ended February 27, 2016	53 weeks ended February 28, 2015
Cash flows from operating activities:
Net loss	$(373.3)	$(502.2)	$(1,225.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(39.2)	103.3	227.7
Depreciation and amortization	1,804.8	1,613.7	718.1
LIFO (benefit) expense	(7.9)	29.7	43.1
Deferred income tax	(219.5)	(90.4)	(170.1)
Pension and post-retirement benefits expense	95.5	14.1	8.8
Contributions to pension and post-retirement benefit plans	(11.5)	(7.4)	(272.3)
(Gain) loss on interest rate swaps and commodity hedges, net	(7.0)	16.2	98.2
Amortization and write-off of deferred financing costs	84.4	69.3	65.3
Loss on debt extinguishment	111.7	—	—
Equity-based compensation expense	53.3	97.8	344.1
Other	70.3	24.0	36.5
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
Receivables, net	(9.2)	(15.8)	(8.5)
Inventories, net	2.7	(245.0)	(52.4)
Accounts payable, accrued salaries and wages and other accrued liabilities	233.6	(244.4)	184.0
Self-insurance liabilities	(42.5)	(133.4)	(195.0)
Other operating assets and liabilities	67.3	172.1	32.6

Net cash provided by (used in) operating activities	1,813.5	901.6	(165.1)

Cash flows from investing activities:
Business acquisitions, net of cash acquired(1)	(220.6)	(710.8)	(5,673.4)
Payments for property, equipment, intangibles, including payments for lease buyouts	(1,414.9)	(960.0)	(336.5)
Proceeds from divestitures	—	454.7	—
Proceeds from sale of assets	477.0	112.8	31.7
Changes in restricted cash	3.4	256.9	39.3
Other	78.9	34.6	(6.1)

Net cash used in investing activities	(1,076.2)	(811.8)	(5,945.0)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	$3,053.1	$453.5	$8,097.0
Payments on long-term borrowings	(2,832.7)	(903.4)	(2,123.6)
Payment of make-whole premium on debt extinguishment	(87.7)	—	—
Payments of obligations under capital leases	(123.2)	(120.0)	(64.1)
Payments for debt financing costs	(31.8)	(41.5)	(229.1)
Proceeds from member contributions	—	21.6	1,283.2
Member distributions	(21.9)	—	(34.5)
Other	(53.6)	(46.1)	—

Net cash (used in) provided by financing activities	(97.8)	(635.9)	6,928.9

Net increase (decrease) in cash and cash equivalents	639.5	(546.1)	818.8
Cash and cash equivalents at beginning of period	579.7	1,125.8	307.0

Cash and cash equivalents at end of period	$1,219.2	$579.7	$1,125.8

F-5	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	52 weeks ended February 25, 2017	52 weeks ended February 27, 2016	53 weeks ended February 28, 2015
Reconciliation of capital investments:
Payments for property and equipment, including payments for lease buyouts	$(1,414.9)	$(960.0)	$(336.5)
Payments for lease buyouts	39.4	48.3	8.3

Total payments for capital investments, excluding lease buyouts	$(1,375.5)	$(911.7)	$(328.2)

Supplemental cash flow information:
Non-cash investing and financing activities were as follows:
Additions of capital lease obligations, excluding business acquisitions	$11.5	$52.4	$23.7
Purchases of property and equipment included in accounts payable	220.2	166.3	109.1
Interest and income taxes paid:
Interest paid, net of amount capitalized	924.2	964.3	581.4
Income taxes paid (refunded)	129.2	(78.3)	(21.5)

(1)	See Note 2—Acquisitions and Note 13—Commitments and contingencies and off balance sheet arrangements under caption “Appraisal of Safeway Inc.”

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBER EQUITY

(in millions)

	Member investment	Accumulated other comprehensive income (loss)	(Accumulated deficit)/ Retained earnings	Total member equity
Balance as of February 20, 2014	$256.2	$18.0	$1,485.4	$1,759.6
Member contributions	1,283.2	—	—	1,283.2
Equity-based compensation	344.1	—	—	344.1
Net income	—	—	(1,225.2)	(1,225.2)
Member distribution	(34.5)	—	—	(34.5)
Other member activity	(0.3)	—	—	(0.3)
Other comprehensive income, net of tax	—	41.6	—	41.6

Balance as of February 28, 2015	1,848.7	59.6	260.2	2,168.5
Equity-based compensation	97.8	—	—	97.8
Member contributions	21.6	—	—	21.6
Net loss	—	—	(502.2)	(502.2)
Other member activity	(0.2)	—	—	(0.2)
Other comprehensive loss, net of tax	—	(172.3)	—	(172.3)

Balance as of February 27, 2016	1,967.9	(112.7)	(242.0)	1,613.2
Equity-based compensation	53.3	—	—	53.3
Member distribution	(21.9)	—	—	(21.9)
Net loss	—	—	(373.3)	(373.3)
Other comprehensive loss, net of tax	—	99.9	—	99.9

Balance as of February 25, 2017	$1,999.3	$(12.8)	$(615.3)	$1,371.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Albertsons Companies, LLC and its subsidiaries (the “Company”) is a food and drug retailer that, as of February 25, 2017, operated 2,324 retail food and drug stores together with 385 associated fuel centers, 28 dedicated distribution centers and 18 manufacturing facilities. The Company is composed of retail food businesses and in-store pharmacies with operations primarily located throughout the United States under the banners Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs Quality Centers, Haggen, United Supermarkets, Market Street, Amigos, United Express, Sav-On, Jewel-Osco, Acme, Shaw’s and Star Market. The Company also owns and operates GroceryWorks.com Operating Company, LLC, an online grocery channel, doing business under the names Safeway.com and Vons.com. The Company also has a 49% ownership in Casa Ley, S.A. de C.V. (“Casa Ley”), which operates 230 food and general merchandise stores in Western Mexico. The Company is a wholly owned subsidiary of AB Acquisition LLC (“AB Acquisition”), and has no separate assets or liabilities other than its investments in its subsidiaries. All of the Company’s business operations are conducted through its operating subsidiaries. The Company’s parent, AB Acquisition, is owned by a consortium of investors led by Cerberus Capital Management, L.P. (“Cerberus”).

On January 30, 2015, the Company acquired Safeway Inc. (“Safeway”) pursuant to an Agreement and Plan of Merger dated as of March 6, 2014, as amended April 7, 2014 and June 13, 2014 (the “Merger Agreement”), under which the Company acquired all of the outstanding shares of Safeway (the “Safeway acquisition”). Safeway operated 1,325 supermarkets under the banners Safeway, Vons, Pavilions, Randalls, Tom Thumb and Carrs Quality Centers.

Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and accounts have been eliminated in consolidation for all periods presented. The Company’s investment in Casa Ley is recorded using the equity method.

Significant Accounting Policies

Fiscal year: In connection with the Safeway acquisition, the Company elected to change its fiscal year from the Thursday before the last Saturday in February to the last Saturday in February. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences. The Company’s first quarter consists of 16 weeks, and the second, third, and fourth quarters generally each consist of 12 weeks. For the fiscal year ended February 28, 2015, the fourth quarter consisted of 13 weeks, and the fiscal year consisted of 53 weeks. For each of the other years presented, the fiscal year consisted of 52 weeks.

Use of estimates: The preparation of the Company’s Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

F-8	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents: Cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase and outstanding deposits related to credit and debit card sales transactions that settle within a few days. Cash and cash equivalents related to credit and debit card transactions were $312.1 million and $285.5 million as of February 25, 2017 and February 27, 2016, respectively.

During the fourth quarter of fiscal 2016, the Company corrected the classification of certain book overdrafts resulting in an increase of $139.2 million in Cash and cash equivalents and Accounts payable. This correction in classification also resulted in an increase of $139.2 million in Net cash provided by operating activities in the Consolidated Statements of Cash Flows for the 52 weeks ended February 25, 2017. The Company has determined that the error in classification related to prior annual or interim periods is not material.

Restricted cash: Restricted cash primarily relates to collateralized surety bonds, letters of credit and cash related to contingent value rights (“CVRs”). As of February 25, 2017, the Company had restricted cash of $9.9 million included in Other current assets and Other assets within the Consolidated Balance Sheet. As of February 27, 2016, the Company had restricted cash of $13.3 million included in Other current assets and Other assets within the Consolidated Balance Sheet.

Receivables, net: Receivables consist primarily of trade accounts receivable, pharmacy accounts receivable and vendor receivables. Management makes estimates of the uncollectibility of its accounts receivable. In determining the adequacy of the allowances for doubtful accounts, management analyzes the value of collateral, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments, estimations and assumptions based on the information considered and could result in a further adjustment of receivables. The allowance for doubtful accounts and bad debt expenses were not material for any of the periods presented.

Inventories, net: Substantially all of the Company’s inventories consist of finished goods valued at the lower of cost or market and net of vendor allowances.

As of February 25, 2017 and February 27, 2016, approximately 87.4% and 86.6%, respectively, of the Company’s inventories were valued under the last-in, first-out (“LIFO”) method. The Company primarily uses the item-cost or the retail inventory method to determine inventory cost before application of any LIFO adjustment. Under the item-cost method, the most recent purchase cost is used to determine the cost of inventory before the application of any LIFO adjustment. Under the retail inventory method, inventory cost is determined, before the application of any LIFO adjustment, by applying a cost-to-retail ratio to various categories of similar items to the retail value of those items. Replacement or current cost was higher than the carrying amount of inventories valued using LIFO by $114.1 million and $122.0 million as of February 25, 2017 and February 27, 2016, respectively. Liquidations of LIFO layers during the three years reported did not have a material effect on the results of operations.

Cost for the remaining inventories, which represents perishable and fuel inventories, was determined using the most recent purchase cost, which approximates the first-in, first-out (“FIFO”) method. Perishables are counted every four weeks and are carried at the last purchased cost which approximates FIFO cost. Fuel inventories are carried at the last purchased cost, which approximates FIFO cost. The Company records inventory shortages based on actual physical counts at its facilities and also provides allowances for inventory shortages for the period between the last physical count and the balance sheet date.

F-9	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net: Property and equipment is recorded at cost or fair value for assets acquired as part of a business combination and depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: buildings—seven to 40 years; leasehold improvements—the shorter of the remaining lease term or ten to 20 years; fixtures and equipment—three to 15 years; specialized supply chain equipment—six to 25 years.

Assets under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the asset and are amortized on the straight-line method over the lesser of the lease term or the estimated useful life. Interest capitalized on property under construction was immaterial for all periods presented.

Impairment of long-lived assets: The Company regularly reviews its individual stores’ operating performance, together with current market conditions, for indicators of impairment. When events or changes in circumstances indicate that the carrying value of the individual store’s assets may not be recoverable, its future undiscounted cash flows are compared to the carrying value. If the carrying value of store assets to be held and used is greater than the future undiscounted cash flows, an impairment loss is recognized to record the assets at fair value. For property and equipment held for sale, the Company recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are based on discounted cash flows or current market rates. These estimates of fair value can be significantly impacted by factors such as changes in the current economic environment and real estate market conditions. Losses on long-lived asset impairments are recorded as a component of Selling and administrative expenses.

Lease exit costs: The Company records a liability for costs associated with closures of retail stores, distribution centers and other properties that are no longer utilized in current operations. For properties that have closed and are under long-term lease agreements, the present value of any remaining liability under the lease, net of estimated sublease recovery and discounted using credit adjusted risk-free rates, is recognized as a liability and charged to Selling and administrative expenses. These lease liabilities are usually paid over the lease terms associated with the property. Adjustments to lease exit reserves primarily relate to changes in subtenant income or actual exit costs that differ from original estimates. Lease exit reserves for closed properties are included as a component of Other current liabilities and Other long-term liabilities.

Intangible assets, net: The Company reviews intangible assets with indefinite useful lives and tests for impairment annually on the first day of the fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The review consists of comparing the estimated fair value of the cash flows generated by the asset to the carrying value of the asset. The Company reviews finite-lived intangible assets for impairment in accordance with its policy for long-lived assets. Intangible assets with indefinite useful lives consist of restricted covenants and liquor licenses. Intangible assets with finite lives consist primarily of trade names, naming rights, customer prescription files, internally developed software and beneficial lease rights. Intangible assets with finite lives are amortized on a straight-line basis over an estimated economic life ranging from five to 40 years. Beneficial lease rights and unfavorable lease obligations are recorded on acquired leases based on the differences between the contractual rents for the remaining lease terms under the respective lease agreement and prevailing market rents for the related geography as of the lease acquisition date. Beneficial lease rights and unfavorable lease obligations are amortized over the lease term using the straight-line method.

F-10	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business combination measurements: In accordance with applicable accounting standards, the Company estimates the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. These fair value adjustments are input into the calculation of goodwill related to the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for certain assets for which the market and income approaches could not be applied due to the nature of the asset. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, adjusted for obsolescence, whether physical, functional or economic.

Goodwill: Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually on the first day of the fiscal fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the two-step test is performed to identify potential goodwill impairment. If it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is unnecessary to perform the two-step goodwill impairment test. The Company may elect to bypass the qualitative assessment and proceed directly to performing the first step of the two-step goodwill impairment test. In the first step, if the Company concludes that the fair value of a reporting unit is less than its book value, the Company must perform step two in which it calculates the implied fair value of goodwill and compares it to carrying value. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges recorded for any periods presented.

Company-Owned life insurance policies (“COLI”): The Company has COLI policies that have a cash surrender value. The Company has loans against these policies. The Company has no intention of repaying the loans prior to maturity or cancellation of the policies. Therefore, the Company offsets the cash surrender value by the related loans. As of February 25, 2017 and February 27, 2016, the cash surrender values of the policies were $185.1 million and $190.0 million, and the balance of the policy loans were $114.4 million and $115.8 million, respectively. The net balance of the COLI policies is included in Other assets.

F-11	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk management: The Company has entered into several interest rate swap contracts (“Swaps”) to hedge against the variability in cash flows relating to interest payments on its outstanding variable rate term debt. Swaps are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair value of Swaps designated as “cash flow” hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive income (loss), net of income taxes. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income (loss) is reclassified into current period earnings when the hedged transaction affects earnings. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

Energy contracts: The Company has entered into contracts to purchase electricity and natural gas at fixed prices for a portion of its energy needs. The Company expects to take delivery of the electricity and natural gas in the normal course of business. Contracts that qualify for the normal purchase exception under derivatives and hedging accounting guidance are not recorded at fair value. Energy purchased under these contracts is expensed as delivered. The Company also manages its exposure to changes in diesel prices utilized in the Company’s distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings.

Self-Insurance liabilities: The Company is primarily self-insured for workers’ compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company has established stop-loss amounts that limit the Company’s further exposure after a claim reaches the designated stop-loss threshold. Stop-loss amounts for claims incurred for the years presented range from $0.5 million to $5.0 million per claim, depending upon the type of insurance coverage and the year the claim is incurred. In determining its self-insurance liabilities, the Company performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

The Company has deposits with its insurers to fund workers’ compensation, automobile and general liability claims payments. The Company had $14.9 million and $12.0 million of deposits for its workers’ compensation and automobile liability claims as of February 25, 2017 and February 27, 2016, respectively, included in Other assets. The Company has reinsurance receivables of $26.0 million and $39.3 million recorded within Receivables, net and $50.0 million and $52.4 million recorded within Other assets as of February 25, 2017 and February 27, 2016, respectively. The self-insurance liabilities and related reinsurance receivables are recorded gross.

F-12	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in self-insurance liabilities consisted of the following (in millions):

	Fiscal 2016	Fiscal 2015
Beginning balance	$1,320.8	$1,445.3
Expense	281.7	293.7
Claim payments	(279.6)	(268.0)
Other reductions(1)	(58.0)	(150.2)

Ending balance	1,264.9	1,320.8
Less current portion	(293.3)	(308.7)

Long-term portion	$971.6	$1,012.1

(1)	Primarily reflects the systematic adjustments to the fair value of assumed self-insurance liabilities from acquisitions and actuarial adjustments for claims experience.

Deferred rents: The Company recognizes rent holidays, from the period of time the Company has possession of the property, as well as tenant allowances and escalating rent provisions, on a straight-line basis over the expected term of the operating lease. The expected term may also include the exercise of renewal options if such exercise is determined to be reasonably assured and is used to determine whether the lease is capital or operating. Deferred rents are included in Other current liabilities and Other long-term liabilities.

Deferred gains on leases: The Company may receive up-front funds upon sublease or assignment of existing leases. Deferred gains related to subleases and assignments as of February 25, 2017 and February 27, 2016 were $14.4 million and $13.9 million, respectively, recorded in Other current liabilities, and $72.7 million and $75.1 million, respectively, recorded in Other long-term liabilities. These proceeds are amortized on a straight-line basis over an estimated sublease term.

In addition, deferred gains have been recorded in connection with several sale-leaseback transactions and are recognized over the lives of the leases. The current portion of deferred gains related to sale-leaseback transactions was $44.7 million and $12.5 million as of February 25, 2017 and February 27, 2016, respectively, recorded in Other current liabilities, with the long-term portion of $194.7 million and $170.3 million as of February 25, 2017 and February 27, 2016, respectively, recorded in Other long-term liabilities. Amortization of deferred gains related to sale-leaseback transactions was $37.0 million, $12.7 million and $13.4 million in fiscal 2016, 2015 and 2014, respectively, and was recorded as a reduction in rent expense.

Benefit plans and Multiemployer plans: Substantially all of the Company’s employees are covered by various contributory and non-contributory pension, profit sharing, or 401(k) plans, in addition to dedicated defined benefit plans for Safeway, Shaw’s and United employees. Certain employees participate in a long-term retention incentive bonus plan. The Company also provides certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement.

The Company recognizes a liability for the under-funded status of the defined benefit plans as a component of Other long-term liabilities. Actuarial gains or losses and prior service costs or credits are recorded within Other comprehensive income (loss). The determination of the Company’s obligation and related expense for its sponsored pensions and other post-retirement benefits is dependent, in

F-13	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

part, on management’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

Most union employees participate in multiemployer retirement plans under collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by the Company. Pension expense for the multiemployer plans is recognized as contributions are funded. See Note 11—Employee benefit plans and collective bargaining agreements for additional information.

Revenue recognition: Revenues from the sale of products are recognized at the point of sale to the customer, net of returns and sales tax. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer. The Company records a deferred revenue liability when it sells its own proprietary gift cards. The Company records a sale when the customer redeems the gift card. The gift cards do not expire. The Company reduces the liability and records revenue for the unused portion of gift cards (“breakage”) after two to five years, the period at which redemption is considered remote. Breakage amounts were immaterial for fiscal 2016, 2015 and 2014.

Cost of sales and vendor allowances: Cost of sales includes, among other things, purchasing, inbound freight costs, product quality testing costs, warehousing costs, internal transfer costs, advertising costs, private label program costs, and strategic sourcing program costs.

The Company receives vendor allowances or rebates (“Vendor Allowances”) for a variety of merchandising initiatives and buying activities. The terms of the Company’s Vendor Allowances arrangements vary in length but are primarily expected to be completed within a quarter. The Company records Vendor Allowances as a reduction of Cost of sales when the associated products are sold. Vendor Allowances that have been earned as a result of completing the required performance under terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The reduction of inventory for these Vendor Allowances was $72.2 million and $117.9 million as of February 25, 2017 and February 27, 2016, respectively.

Advertising costs are included in Cost of sales and are expensed in the period the advertising occurs. Cooperative advertising funds are recorded as a reduction of Cost of sales when the advertising occurs. Advertising costs were $502.4 million, $475.8 million and $239.9 million, net of cooperative advertising allowances of $71.9 million, $36.2 million and $16.9 million for fiscal 2016, 2015 and 2014, respectively.

Selling and administrative expenses: Selling and administrative expenses consist primarily of store and corporate employee-related costs such as salaries and wages, health and welfare, workers’ compensation and pension benefits, as well as marketing and merchandising, rent, occupancy and operating costs, amortization of intangibles and other administrative costs.

Equity-based compensation: The Company’s parent, AB Acquisition, has issued incentive and Phantom units to employees and non-employees performing services on behalf of the Company. AB Acquisition accounts for these awards in accordance with the applicable accounting guidance for equity-based awards issued to employees and non-employees and the Company records all the related compensation costs in its consolidated financial statements.

F-14	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee awards are recorded under the provisions of ASC 718, Compensation—Stock Compensation with equity-based compensation expense measured at the grant date, based on the fair value of the award. As required under this guidance, forfeitures are recorded as they occur, rather than estimate expected forfeitures. Compensation expense is recognized over the requisite vesting period of the award. Time based awards are generally recognized on a straight-line basis, while performance based awards are generally recognized on a graded vesting basis. Compensation expense for equity-based awards subject to a performance vesting condition is recorded when achieving the performance condition becomes probable. Changes in inputs and assumptions used to calculate the fair value of equity-based payments can materially affect the measurement of the estimated fair value of equity-based compensation expense.

Equity-based compensation issued to non-employees is accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employees (“ASC 505”), and the fair value of the award is recognized over the period the services are rendered or goods are provided.

Income taxes: The Company is organized as a limited liability company, wholly owned by its parent, AB Acquisition. As such, income taxes in respect of these operations are payable by the equity members of the Company’s parent. The Company conducts the operations of its Safeway, NAI and United operations through Subchapter C Corporations. The Company provides for federal and state income taxes on its Subchapter C Corporations, which are subject to entity-level tax, and state income taxes on its limited liability companies where applicable. The Company’s loss before taxes is primarily from domestic operations.

Deferred taxes are provided for the net tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company reviews tax positions taken or expected to be taken on tax returns to determine whether and to what extent a tax benefit can be recognized. The Company evaluates its positions taken and establishes liabilities in accordance with the applicable accounting guidance for uncertain tax positions. The Company reviews these liabilities as facts and circumstances change and adjusts accordingly. The Company recognizes any interest and penalties associated with uncertain tax positions as a component of Income tax expense.

The Company is contractually indemnified by SuperValu for any tax liability of NAI arising from tax years prior to the NAI acquisition. The Company is also contractually obligated to pay SuperValu any tax benefit it receives in a tax year after the NAI acquisition as a result of an indemnification payment made by SuperValu. An indemnification asset and liability, where necessary, has been recorded to reflect this arrangement.

Segments: The Company and its subsidiaries operate food and drug retail stores that offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel, and other items and services. The Company’s retail operating divisions are geographically based, have similar economic characteristics and similar expected long-term financial performance and are reported in one reportable segment. The Company’s operating segments and reporting units are its 14 divisions, which have been aggregated into one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. Across all operating segments, the Company operates primarily one store format.

F-15	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each store offers the same general mix of products with similar pricing to similar categories of customers, have similar distribution methods, operate in similar regulatory environments and purchase merchandise from similar or the same vendors. Except for an equity method investment in Casa Ley, all of the Company’s retail operations are domestic.

The following table represents sales revenue by type of similar product (in millions):

	Fiscal 2016		Fiscal 2015		Fiscal 2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-perishables(1)	$26,699.2	44.7%	$26,283.9	44.8%	$12,906.1	47.5%
Perishables(2)	24,398.5	40.9%	23,661.4	40.3%	11,043.8	40.6%
Pharmacy	5,119.2	8.6%	5,073.0	8.6%	2,602.9	9.6%
Fuel	2,693.4	4.5%	2,954.8	5.0%	387.4	1.4%
Other(3)	767.9	1.3%	760.9	1.3%	258.4	0.9%

Total	$59,678.2	100.0%	$58,734.0	100.0%	$27,198.6	100.0%

(1)	Consists primarily of general merchandise, grocery, and frozen foods.
(2)	Consists primarily of produce, dairy, meat, deli, floral, and seafood.
(3)	Consists primarily of lottery and various other commissions, and other miscellaneous income.

Recently Adopted Accounting Standards: In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The new standard requires the Company to evaluate, on an annual and quarterly basis, whether conditions or events, in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. If substantial doubt is raised, disclosure is required around the Company’s plans to alleviate the doubts. The adoption of this ASU did not have a material impact on the Company’s Consolidated Financial Statements.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement—Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).” This update permits an entity to measure the fair value of certain investments using the net asset value (NAV) per share of the investment as a practical expedient, and removes the requirement to categorize these investments within the fair value hierarchy. The Company adopted this standard in fiscal 2016 retrospectively for all periods presented. See Note 11—Employee benefit plans and collective bargaining agreements in the Consolidated Financial Statements for disclosure related to this net asset value practical expedient.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” The new standard contains several amendments that will simplify the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, statutory tax withholding requirements, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company has elected to early adopt these amendments with an effective date as of February 28, 2016. Under the new standard, excess tax benefits or deficiencies are reflected in the Consolidated Statements of Operations as a component of the provision for income taxes, whereas they previously were recognized in Member equity. Additionally, the Company’s Consolidated Statements of Cash Flows now present excess tax benefits

F-16	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as an operating activity, and cash paid by the Company when directly withholding shares for tax withholding purposes as a financing activity. Finally, the Company has elected to account for forfeitures as they occur, rather than estimate expected forfeitures. The adoption of this standard did not have a material impact on the Company’s Consolidated Statement of Operations or the Consolidated Statement of Cash Flows.

Recently Issued Accounting Standards: In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. Though the Company currently believes that the adoption of this standard will not have a material effect on the Company’s results of operations or financial condition, its evaluation is continuing and is not complete.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption will be permitted for all organizations. The adoption of this ASU will result in the recognition of significant right-of-use assets and lease liabilities in the Company’s Consolidated Balance Sheets. The Company’s evaluation is continuing, including the assessment of other potential impacts of this pronouncement.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business.” The ASU provides a benchmark to determine when a set of assets and activities is not a business. This benchmark reduces the number of transactions that need to be further evaluated. The ASU will take effect for public entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement.

F-17	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—ACQUISITIONS

Fiscal 2016

Haggen Transaction

During fiscal 2015 Haggen Holdings, LLC (“Haggen”) secured Bankruptcy Court approval for bidding procedures for the sale of 29 stores. On March 25, 2016, the Company entered into a purchase agreement to acquire the 29 stores from Haggen, including 15 stores originally sold to Haggen as part of the Federal Trade Commission (“FTC”) mandated divestitures, as discussed in further detail below, and certain trade names and intellectual property, for an aggregate purchase price of approximately $113.8 million, including the cost of acquired inventory. The fiscal 2016 Haggen transaction was accounted for under the acquisition method of accounting. The following summarizes the allocation of the fair value of assets acquired and liabilities assumed at the acquisition date (in millions):

June 2, 2016
Inventory	$31.8
Other current assets	2.5
Property and equipment	89.9
Intangible assets, primarily pharmacy scripts and trade names	31.4

Total assets acquired	155.6
Capital lease obligations	35.2
Other long-term liabilities	22.7

Total liabilities assumed	57.9

Net assets purchased	97.7
Goodwill	16.1

Total purchase consideration	$113.8

The goodwill recorded of $16.1 million is primarily attributable to the operational and administrative synergies expected to arise from the transaction. The goodwill associated with this transaction is expected to be deductible for tax purposes. This transaction did not have a material impact on the Company’s Consolidated Statement of Operations and Comprehensive Loss for fiscal 2016. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third party acquisition-related costs were immaterial for fiscal 2016 and were expensed as incurred as a component of Selling and administrative expenses.

During fiscal 2016, the Company had other individually immaterial acquisitions resulting in net cash paid of $106.8 million and an additional $20.6 million of goodwill.

Fiscal 2015

Haggen Transaction

During the fourth quarter of fiscal 2014, in connection with the acquisition of Safeway and as discussed further in Note 3—Lease exit costs and properties held for sale, the Company announced that it had entered into agreements to sell 168 stores as required by the FTC as a condition of closing the Safeway acquisition. The Company sold 146 of these stores to Haggen. On September 8, 2015, Haggen commenced a case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. After receiving FTC and state attorneys general

F-18	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

clearance, and bankruptcy court approval, during the fourth quarter of fiscal 2015, the Company acquired 35 stores originally sold to Haggen as part of the FTC divestitures for an aggregate purchase price of $32.6 million. The fiscal 2015 Haggen transaction was accounted for under the acquisition method of accounting.

The 2015 Haggen transaction did not have a material impact on the Company’s Consolidated Statement of Operations for fiscal 2015. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third party acquisition-related costs were immaterial for fiscal 2015 and were expensed as incurred as a component of Selling and administrative expenses.

A&P Transaction

On November 17, 2015, the Company completed its acquisition of 73 stores operated by A&P (the “A&P Transaction”) pursuant to Section 363 of Chapter 11 of the United States Bankruptcy Code. The purchase price for the 73 stores was $292.7 million, including the cost of acquired inventory. The acquired stores, which are principally located in the northern New York City suburbs, northern New Jersey and the greater Philadelphia area, are complementary to the Company’s existing store and distribution base and have been bannered as Acme stores.

The A&P Transaction was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed (in millions):

November 17, 2015
Current assets, including $1.7 million in acquired cash	$51.1
Property and equipment	133.9
Intangible assets	67.1

Total assets acquired	252.1
Current liabilities	2.3
Capital lease obligations	71.7
Other long-term liabilities	16.2

Total liabilities assumed	90.2

Net assets purchased	161.9
Goodwill	130.8

Total purchase consideration	$292.7

The identifiable intangible assets acquired consisted of the following as of the date of the A&P Transaction (in millions):

Beneficial lease rights	$44.0
Customer lists, including prescription files	19.4
Other intangibles	2.5

Total finite intangible assets	65.9
Liquor licenses	1.2

Total identifiable intangible assets	$67.1

F-19	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill recorded of $130.8 million is primarily attributable to the operational and administrative synergies expected to arise from the acquisition. The goodwill associated with this acquisition is deductible for tax purposes.

This acquisition did not have a material impact on the Company’s Consolidated Statement of Operations for fiscal 2015. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third party acquisition-related costs of $11.1 million in fiscal 2015 were expensed as incurred as a component of Selling and administrative expenses.

Fiscal 2014

Safeway Acquisition

On January 30, 2015, the Company completed its acquisition of Safeway by acquiring all of the outstanding shares of Safeway for cash consideration of $34.92 per share or $8,263.5 million and issuing contingent value rights of $1.0266 and $0.0488 per share relating to Safeway’s 49% interest in Casa Ley and deferred consideration related to Safeway’s previous sale of the Property Development Centers, LLC (“PDC”) assets, respectively, for an aggregate fair value of $270.9 million. The Casa Ley contingent value rights (“Casa Ley CVR”) will entitle the holder to a pro rata share of the net proceeds from the sale of Casa Ley. In the event that Casa Ley is not sold prior to January 30, 2018, holders of the Casa Ley CVR will be entitled to receive their pro rata portion of the fair market value of such remaining interest minus certain fees, expenses and assumed taxes that would have been deducted from the proceeds of a sale of Casa Ley. The PDC contingent value right will entitle the holder to a pro rata share of the net proceeds from any deferred consideration relating to the previous sale of the PDC assets. At the time of the acquisition, Safeway operated 1,325 supermarkets under the banners Safeway, Vons, Pavilions, Randalls, Tom Thumb and Carrs Quality Centers, with an extensive network of distribution, manufacturing and food processing facilities. Safeway also owned and operated GroceryWorks.com Operating Company, LLC an online grocery channel. The acquisition was financed through a combination of debt financing and equity contributions.

F-20	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Safeway acquisition allowed the Company to expand into various new and existing markets and provided the Company access to a broad range of brands and own brand products. The acquisition was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed at the date of the Safeway acquisition (in millions):

January 30, 2015
Cash	$2,202.9
Receivables	348.4
Inventories	2,493.7
Other current assets	614.1
Property and equipment	8,102.4
Intangible assets	3,102.2
Other assets	719.7

Total assets acquired	17,583.4
Current liabilities	2,984.8
Long-term capital lease obligations	514.2
Long-term debt	2,470.3
Long-term deferred income taxes	1,817.1
Other long-term liabilities	2,205.0

Total liabilities assumed	9,991.4

Net assets purchased	7,592.0
Goodwill	942.4

Total purchase consideration	$8,534.4

The identifiable intangible assets acquired consisted of the following as of the date of the Safeway acquisition (in millions):

Trade names	$1,458.0
Beneficial lease rights	367.2
Customer lists, including prescription files and licenses	865.2
Internally developed software and loyalty program technology	375.3

Total finite intangible assets	3,065.7
Liquor licenses	36.5

Total identifiable intangible assets	$3,102.2

The goodwill recorded of $942.4 million is primarily attributable to the operational and administrative synergies expected to arise from the acquisition. The acquisition is treated as a stock purchase for income tax purposes, and the assets acquired and liabilities assumed as part of the acquisition did not result in a step up of tax basis and goodwill is not deductible for tax purposes. Third party acquisition-related costs of $110.5 million in fiscal 2014 were expensed as incurred as a component of Selling and administrative expenses.

As part of the Safeway acquisition, the Company assumed long-term debt and long-term capital lease obligations with fair values of $2,470.3 million and $514.2 million, respectively. Immediately following the acquisition, the Company redeemed $864.6 million of assumed debt and paid accrued interest and breakage fees of $8.6 million.

F-21	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Safeway contributed revenues of $2,696.0 million and an operating loss of $184.2 million for the period from January 31, 2015 to February 28, 2015.

Unaudited Supplemental Pro Forma Information

The pro forma financial information as presented below is for informational purposes only and is not indicative of operations that would have been achieved from the Safeway acquisition had they occurred at the beginning of fiscal 2014. The pro forma results exclude the results of operations for the divested stores and PDC. Supplemental information on an unaudited pro forma basis is as follows (in millions):

Fiscal 2014
Net sales and other revenue	$57,496.9
Loss from continuing operations, net of tax	$(281.5)

The unaudited pro forma supplemental amounts have been calculated to reflect interest expense, net and additional depreciation and amortization that would have been charged assuming the fair value adjustments to the acquired assets and assumed liabilities and related financing events had been applied from the beginning of fiscal 2014 with the related tax effects.

NOTE 3—LEASE EXIT COSTS AND PROPERTIES HELD FOR SALE

Lease Exit Costs

Changes to the Company’s lease exit cost reserves for closed properties consisted of the following (in millions):

	February 25, 2017	February 27, 2016
Beginning balance	$49.7	$43.5
Additions	14.7	28.6
Payments	(15.8)	(21.8)
Disposals, transferred to held for sale	(4.2)	(0.6)

Ending balance	$44.4	$49.7

The Company closed 40 non-strategic stores in fiscal 2016 and 39 in fiscal 2015. Lease exit costs related to closed properties were recorded at the time of closing as a component of Selling and administrative expenses.

F-22	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Properties Held for Sale

Assets held for sale and liabilities held for sale are recorded in Other current assets and Other current liabilities, respectively, and consisted of the following (in millions):

	February 25, 2017	February 27, 2016
Assets held for sale:
Beginning balance	$4.6	$521.2
Transfers in	7.9	10.5
Disposals	(9.4)	(527.1)

Ending balance	$3.1	$4.6

Liabilities held for sale:
Beginning balance	$27.1	$90.4
Transfers in	1.9	4.1
Disposals	(13.6)	(67.4)

Ending balance	$15.4	$27.1

Sale of Distribution Centers

During the first quarter of fiscal 2016, the Company sold two distributions centers in Southern California for $237.3 million, net of selling expenses, and leased them back for a 36-month period in a transaction that qualified for sale-leaseback accounting. The gain on the sale of these distribution centers of $97.4 million will be amortized over the 36-month lease period.

Divestitures

On December 19, 2014, in connection with the pending Safeway acquisition, the Company, together with Safeway, announced that they had entered into agreements to sell 111 Albertsons and 57 Safeway stores across eight states to four separate buyers. Divestiture of these stores was required by the FTC as a condition of closing the Safeway acquisition and was contingent upon the completion of the Safeway acquisition. The aggregate sales price of these stores was $327.5 million plus the book value of inventory. The proceeds from the sale were used to pay outstanding borrowings under the Company’s then-existing term loan facility and asset-based revolving credit facility per the respective terms of the credit facilities. As a result, the Company recorded an impairment loss on the Albertsons stores of $233.4 million during the fourth quarter of fiscal 2014. The related assets and liabilities were classified as held for sale, net of the impairment loss. No gain or loss was recorded for the Safeway stores as the related assets and liabilities were recorded for purchase accounting at fair value less the cost to sell. The divestiture of these stores commenced upon completion of the Safeway acquisition and closed in the first fiscal quarter of 2015 in accordance with the asset purchase agreements. Revenue and income before taxes associated with the divested Albertsons stores for fiscal 2015 were $298.8 million and $14.9 million, respectively. Revenue and income before taxes associated with the divested Safeway stores for fiscal 2015 were $145.7 million and $8.2 million, respectively. Revenue and income before taxes associated with the divested Albertsons stores included in the Company’s fiscal 2014 results were $2,070.1 million and $25.9 million, respectively. Revenue and income before taxes associated with the divested Safeway stores for the four weeks ended February 28, 2015 were $89.1 million and $2.8 million, respectively.

F-23	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in millions):

	February 25, 2017	February 27, 2016
Land	$2,782.5	$2,923.8
Buildings	5,637.7	5,611.0
Property under construction	550.7	364.8
Leasehold improvements	1,278.8	1,138.2
Fixtures and equipment	3,737.5	3,034.7
Buildings under capital leases	1,052.7	1,044.8

Total property and equipment	15,039.9	14,117.3
Accumulated depreciation and amortization	(3,528.1)	(2,271.1)

Total property and equipment, net	$11,511.8	$11,846.2

Depreciation expense was $1,245.5 million, $1,096.2 million and $523.1 million for fiscal 2016, 2015 and 2014, respectively. Amortization expense related to capitalized lease assets was $144.5 million, $137.1 million and $45.5 million in fiscal 2016, 2015 and 2014, respectively. Fixed asset impairment charges of $39.5 million, $35.9 million and $227.7 million were recorded as a component of Selling and administrative expenses in fiscal 2016, 2015 and 2014, respectively. Fiscal 2014 impairment charges were primarily related to the divestiture of the Albertsons stores.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in the Company’s goodwill balances (in millions):

	February 25, 2017	February 27, 2016
Balance at beginning of year	$1,131.1	$1,013.8
Acquisitions and related adjustments(1)	36.7	117.3

Balance at end of year	$1,167.8	$1,131.1

(1)	Fiscal 2015 includes a $13.5 million adjustment to deferred income tax liabilities assumed in the Safeway acquisition.

F-24	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Intangible assets consisted of the following (in millions):

		February 25, 2017			February 27, 2016
	Estimated useful lives (Years)	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Trade names	40	$1,910.9	$(123.4)	$1,787.5	$1,900.8	$(72.7)	$1,828.1
Beneficial lease rights	12	936.1	(280.6)	655.5	911.4	(201.7)	709.7
Customer prescription files	5	1,468.4	(784.4)	684.0	1,437.9	(495.2)	942.7
Covenants not to compete	5	3.5	(1.9)	1.6	3.4	(1.4)	2.0
Internally developed software	5	468.6	(170.1)	298.5	422.7	(85.8)	336.9

Total finite-lived intangible assets		4,787.5	(1,360.4)	3,427.1	4,676.2	(856.8)	3,819.4
Liquor licenses and restricted covenants	Indefinite	70.7	—	70.7	63.1	—	63.1

Total intangible assets, net		$4,858.2	$(1,360.4)	$3,497.8	$4,739.3	$(856.8)	$3,882.5

Amortization expense for intangible assets with finite useful lives was $512.7 million, $497.6 million and $201.2 million for fiscal 2016, 2015 and 2014, respectively. Estimated future amortization expense associated with the net carrying amount of intangibles with finite lives is as follows (in millions):

Fiscal Year	Amortization Expected
2017	$509.1
2018	408.9
2019	373.8
2020	137.0
2021	120.1
Thereafter	1,878.2

Total	$3,427.1

During fiscal 2016, 2015 and 2014, the Company had intangible asset impairment charges of $7.1 million, $4.3 million and $39.2 million, respectively. The majority of the fiscal 2014 impairment charges were related to the divestiture of the Albertsons stores.

The Company had long-term liabilities for unfavorable operating lease intangibles related to above-market leases of $532.8 million and $630.0 million as of February 25, 2017 and February 27, 2016, respectively. Amortization of unfavorable operating leases recorded as a reduction of expense, was $97.9 million, $117.2 million and $51.8 million for fiscal 2016, 2015 and 2014, respectively.

F-25	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6—FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities;

Level 2	—	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3	—	Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of February 25, 2017 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money Market	$596.0	$596.0	$—	$—
Short-term investments(1)	21.6	19.4	2.2	—
Non-current investments(2)	97.5	45.6	51.9	—

Total	$715.1	$661.0	$54.1	$—

Liabilities:
Derivative contracts(3)	$103.7	$—	$103.7	$—
Contingent consideration(4)	281.0	—	—	281.0

Total	$384.7	$—	$103.7	$281.0

(1)	Primarily relates to Mutual Funds. Included in Other current assets on the Consolidated Balance Sheets.
(2)	Primarily relates to investments in publicly traded stock classified as available for sale (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets on the Consolidated Balance Sheets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities on the Consolidated Balance Sheets.
(4)	Primarily relates to Casa Ley CVRs. Included in Other current liabilities on the Consolidated Balance Sheets.

F-26	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of February 27, 2016 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Short-term investments(1)	$20.5	$17.7	$2.8	$—
Non-current investments(2)	59.4	8.1	51.3	—

Total	$79.9	$25.8	$54.1	$—

Liabilities:
Derivative contracts(3)	$184.5	$—	$184.5	$—
Contingent consideration(4)	269.9	—	—	269.9

Total	$454.4	$—	$184.5	$269.9

(1)	Primarily relates to Mutual Funds. Included in Other current assets on the Consolidated Balance Sheets.
(2)	Primarily relates to U.S. Treasury Notes and Corporate Bonds. Included in Other assets on the Consolidated Balance Sheets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities on the Consolidated Balance Sheets.
(4)	Primarily relates to Casa Ley CVRs. Included in Other long-term liabilities on the Consolidated Balance Sheets.

The Company records its CVR obligations at fair value using a combined income and market approach. The CVR obligation is estimated using the income approach of a discounted cash flow model with a weighted average cost of capital of 9.8%, and a guideline company method resulting in adjusted total invested capital. As of February 25, 2017 and February 27, 2016, the estimated fair value of the CVR obligations were $281.0 million and $269.9 million, respectively. The above inputs used for determining the fair value of the CVR obligations are Level 3 fair value measurements. Changes in the fair value of the CVR obligations can result from changes to the discount rates, as well as the Mexican peso relative to the US Dollar in the case of the Casa Ley CVR.

A reconciliation of the beginning and ending balances for Level 3 liabilities follows (in millions):

	Contingent Consideration
	February 25, 2017	February 27, 2016
Beginning balance	$269.9	$270.9
Changes in fair value	16.0	0.7
Payments	(4.9)	(1.7)

Ending balance	$281.0	$269.9

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for

F-27	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the remaining principal payments. As of February 25, 2017, the fair value of total debt was $11,882.8 million compared to a carrying value of $11,812.1 million, excluding debt discounts and deferred financing costs. As of February 27, 2016, the fair value of total debt was $11,036.2 million compared to the carrying value of $11,703.9 million, excluding debt discounts and deferred financing costs.

Assets Measured at Fair Value on a Nonrecurring Basis

As of February 25, 2017 and February 27, 2016, except in relation to assets classified as held-for-sale, no other material amounts of assets have been adjusted to fair value on a non-recurring basis. The Company’s held-for-sale assets are classified as Level 3 of the fair value hierarchy and are valued primarily based on estimated selling prices less costs of disposal.

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of interest rate swaps (“Cash Flow Hedges”). The Company’s risk management objective and strategy with respect to interest rate swaps is to protect the Company against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt. The Company is meeting its objective by hedging the risk of changes in its cash flows (interest payments) attributable to changes in the London Inter-Bank Offering Rate (“LIBOR”), the designated benchmark interest rate being hedged (the “hedged risk”), on an amount of the Company’s debt principal equal to the then-outstanding swap notional amount.

Cash Flow Interest Rate Swaps

For derivative instruments that are designated and qualify as cash flow hedges of forecasted interest payments, the Company reports the effective portion of the gain or loss as a component of Other comprehensive income (loss) until the interest payments being hedged are recorded as Interest expense, net, at which time the amounts in Other comprehensive income (loss) are reclassified as an adjustment to Interest expense, net. Gains or losses on any ineffective portion of derivative instruments in cash flow hedging relationships are recorded in the period in which they occur as a component of Other (income) expense in the Consolidated Statement of Operations and Comprehensive Loss. During the first and second quarters of fiscal 2014, the Company entered into several swaps with maturity dates in 2019 and 2021 to hedge against variability in cash flows relating to interest payments on a portion of the Company’s outstanding variable rate term debt. The aggregate notional amount of all swaps as of February 25, 2017 and February 27, 2016, were $3,968.6 million and $4,820.2 million, of which $3,910.6 million and $4,762.2 million are designated as Cash Flow Hedges, respectively, as defined by GAAP. The undesignated portion of the Company’s interest rate swaps is attributable to principal payments expected to be made through the loan’s maturity.

Deal-Contingent Swap

During fiscal 2014, the Company entered into a deal-contingent interest rate swap (“Deal-Contingent Swap”) used to hedge against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on anticipated variable rate debt issuances in connection with the Safeway acquisition. In accordance with the swap agreement, the Company receives a floating rate of interest and pays a fixed rate of interest for the life of the contract. The

F-28	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

aggregate notional amount of the Deal Contingent Swap as of February 25, 2017 and February 27, 2016 was $2,300.6 million and $2,548.2 million, respectively. At the close of the Safeway acquisition, the Company designated it as a cash flow hedge. The fair value of the swap liability on the designation date was $96.1 million with changes in fair value recorded through earnings for the period prior to the designation date. This charge is included in Other (income) expense in the fiscal 2014 Consolidated Statement of Operations and Comprehensive Loss.

As of February 25, 2017 and February 27, 2016, the fair value of the cash flow interest rate swap liability was $99.2 million and $171.2 million, respectively, and was recorded in Other current liabilities.

Contemporaneously with the refinancing of the Albertsons Term Loans on December 23, 2016, (as described in Note 8—Long term debt), the Company amended each of its existing interest rate swaps to reduce the floor on LIBOR from 100 basis points to 75 basis points. As a result, the Company dedesignated its original cash flow hedges and redesignated the amended swaps prospectively. Losses of $23.9 million, net of tax, deferred into OCI as of the dedesignation date, which are associated with the original cash flow hedges, will be amortized to interest expense over the remaining life of the hedges.

Activity related to the Company’s derivative instruments designated as Cash Flow Hedges consisted of the following (in millions):

	Amount of income (loss) recognized from derivatives
Derivatives designated as hedging instruments	Fiscal 2016	Fiscal 2015	Location of income (loss) recognized from derivatives
Designated interest rate swaps	$39.4	$(46.9)	Other comprehensive income (loss), net of tax

Activity related to the Company’s derivative instruments not designated as hedging instruments consisted of the following (in millions):

	Amount of income (loss) recognized from derivatives
Derivatives not designated as hedging instruments	Fiscal 2016	Fiscal 2015	Location of income (loss) recognized from derivatives
Undesignated and ineffective portion of interest rate swaps	$0.8	$(2.9)	Other (income) expense

F-29	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8—LONG-TERM DEBT

The Company’s long-term debt as of February 25, 2017 and February 27, 2016, net of debt discounts of $310.0 million and $349.2 million, respectively, and deferred financing costs of $118.2 million and $170.6 million, respectively, consisted of the following (in millions):

	February 25, 2017	February 27, 2016
Albertsons Term Loans, due 2021 to 2023, interest range of 3.0% to 3.25% plus LIBOR	$5,853.0	$7,136.6
Albertsons Senior Unsecured Notes due 2024 and 2025, interest rate of 6.625% and 5.750%, respectively	2,473.0	—
Asset-Based Loan Facility, average interest rate of 1.94%	—	311.0
NAI 7.45% Debentures due 2029	554.6	542.9
Albertsons 7.75% Senior Secured Notes due 2022	—	584.7
Safeway 7.25% Debentures due 2031	575.6	574.7
NAI 8.0% Debentures due 2031	357.2	352.0
NAI 6.47% to 7.15% Medium Term Notes due 2017—2028	257.3	251.1
Safeway 5.0% Senior Notes due 2019	270.1	270.7
NAI 8.70% Debentures due 2030	209.0	206.9
NAI 7.75% Debentures due 2026	174.1	170.3
Safeway 7.45% Senior Debentures due 2027	152.7	152.8
Safeway 3.95% Senior Notes due 2020	137.7	137.9
Safeway 4.75% Senior Notes due 2021	131.0	131.1
Safeway 6.35% Notes due 2017	101.3	104.1
Safeway 3.4% Senior Notes due 2016	—	80.0
Other Notes Payable, Unsecured	114.9	154.0
Mortgage Notes Payable, Secured	22.4	23.3

Total debt	11,383.9	11,184.1
Less current maturities	(203.8)	(214.3)

Long-term portion	$11,180.1	$10,969.8

The Albertsons Term Loans, Asset-Based Loan (“ABL”) Facility and certain of the outstanding notes and debentures have restrictive covenants, subject to the right to cure in certain circumstances, calling for the acceleration of payments due in the event of a breach of a covenant or a default in the payment of a specified amount of indebtedness due under certain debt arrangements. There are no restrictions on the Company’s ability to receive distributions from its subsidiaries to fund interest and principal payments due under the ABL Facility, the Albertsons Term Loans (as defined below) and the Senior Unsecured Notes (as described below). Each of the ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes restrict the ability of the Company to pay dividends and distribute property to the Company’s parent, AB Acquisition LLC. As a result, all of the Company’s consolidated net assets are effectively restricted with respect to their ability to be transferred to AB Acquisition LLC. Notwithstanding the foregoing, the ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes each contain customary exceptions for certain dividends and distributions, including the ability to make cumulative distributions under the Albertsons Term Loans and Senior Unsecured Notes of up to the greater of $1.0 billion or 4% of the Company’s total assets (which is measured at the time of such distribution) and the ability to make distributions if certain payment conditions are satisfied under the ABL Facility. The Company was in compliance with all such covenants and provisions as of and for the fiscal year ended February 25, 2017.

F-30	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Albertsons Term Loans

As of February 28, 2015, the Company’s term loans under the Albertsons term loan agreement (the “Albertsons Term Loans”) totaled $6,296.0 million, excluding debt discounts and deferred financing costs. The Albertsons Term Loans consisted of a Term B-2 Loan of $1,437.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.375%, a Term B-3 Loan of $950.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.0%, a Term B-4 Loan of $3,609.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%, and a Term B-4-1 Loan of $300.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%.

On December 21, 2015, the Company entered into an amendment to the Albertsons Term Loans to borrow an additional $1,145.0 million of Albertsons Term B-5 Loan. The borrowings were used to replace the NAI Senior Secured Term Loan principal of $1,141.5 million and pay related interest and fees. The Term B-5 Loan had an original maturity date of December 21, 2022 and had an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%. In connection with the term loan amendment, the Company increased the applicable margin of the Albertsons Term B-2 and B-3 Loans by 12.5 basis points.

On May 31, 2016, a portion of the net proceeds from the issuance of the 6.625% Senior Unsecured Notes (“2024 Notes”), as further discussed below, was used to repay $519.8 million of principal on the then-existing Term B-3 Loan due 2019. The Company wrote off $15.0 million of deferred financing costs and original issue discounts in connection with the Term B-3 Loan paydown.

On June 22, 2016, the Company amended the agreement governing the Albertsons Term Loans in which three new term loan tranches were established and certain provisions of such agreement were amended. The tranches consisted of $3,280.0 million of a 2016-1 Term B-4 Loan, $1,145.0 million of a 2016-1 Term B-5 Loan and $2,100.0 million of a Term B-6 Loan (collectively, the “June 2016 Term Loans”). The proceeds from the issuance of the June 2016 Term Loans, together with $300.0 million of borrowings under the ABL Facility, were used to repay the then-existing Albertsons Term Loans and related interest and fees (collectively, the “June 2016 Term Loan Refinancing”). The June 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the June 2016 Term Loan Refinancing the Company expensed $27.6 million of financing costs and also wrote off $12.8 million of deferred financing costs associated with the original Albertsons Term Loans. The 2016-1 Term B-4 Loan had an original maturity date of August 25, 2021, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.5%. The 2016-1 Term B-5 Loan had an original maturity date of December 21, 2022, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%. The Term B-6 Loan had an original maturity date of June 22, 2023, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%.

On August 9, 2016, a portion of the net proceeds from the issuance of the 5.750% Senior Secured Notes (“2025 Notes”), as further discussed below, was used to repay $500.0 million of principal on the Term B-6 Loan. The Company wrote off $9.2 million of deferred financing costs and original issue discounts in connection with the Term B-6 Loan paydown.

On December 23, 2016, the Company amended the agreement governing the Albertsons Term Loans in which three new term loan tranches were established and certain provisions of such agreement were amended. The new tranches consisted of $3,271.8 million of a new 2016-2 Term B-4 Loan, $1,142.1 million of a new 2016-2 Term B-5 Loan and $1,600.0 million of a new 2016-1 Term B-6 Loan (collectively, the “New Term Loans”). The proceeds from the issuance of the New Term Loans were used to repay the then-existing Albertsons Term Loans and related interest and fees (collectively, the “December 2016 Term Loan Refinancing”). The December 2016 Term Loan Refinancing was

F-31	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accounted for as a debt modification. In connection with the December 2016 Term Loan Refinancing the Company expensed $7.9 million of financing costs and also wrote off $14.0 million of deferred financing costs associated with the original Albertsons Term Loans.

The new 2016-2 Term B-4 Loan matures on August 25, 2021, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.0%. The new 2016-2 Term B-5 Loan matures on December 21, 2022, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%. The new 2016-1 Term B-6 Loan matures on June 22, 2023, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%.

The Albertsons Term Loan facilities are guaranteed by Albertsons existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The Albertsons Term Loan facilities are secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the assets of the borrowers and guarantors (other than accounts receivable, inventory and related assets of the proceeds thereof (the “Albertsons ABL priority collateral”)) and (ii) a second-priority lien on substantially all of the Albertsons ABL priority collateral.

NAI Senior Secured Term Loan

On November 10, 2015, the Company increased the borrowings under the NAI senior secured term loan facility (the “NAI Senior Secured Term Loan”) by approximately $300.0 million to fund the A&P Transaction. The NAI Senior Secured Term Loan had a rate of 3.75% plus LIBOR, subject to a 1% floor. As disclosed in “Albertsons Term Loans”, on December 21, 2015, the Company replaced the NAI Senior Secured Term Loan with the additional $1,145.0 million borrowing under the Albertsons Term Loan.

Asset-Based Loan Facilities

On December 21, 2015, the existing ABL Facility was amended and restated in connection with the issuance of a new ABL facility issued through the Company’s newly formed wholly owned subsidiary Albertsons Companies, LLC. The new ABL Facility, among other things, provides for a $4,000.0 million senior secured revolving credit facility. The new ABL Facility has an interest rate of LIBOR plus a margin ranging from 1.25% to 1.75% and matures on December 21, 2020. The new ABL Facility also provides for a new letters of credit (“LOC”) sub-facility of $1,975.0 million and terminated the NAI LOC facility and NAI LOC sub-facility.

As noted above, borrowings under the ABL Facility increased $300.0 million on June 22, 2016 in connection with the Term Loan Refinancing. On August 9, 2016, $470.0 million of the net proceeds from the issuance of the 2025 Notes was used to repay the ABL Facility.

As of February 25, 2017, the ABL Facility had no outstanding borrowings and the ABL LOC sub-facility had $622.3 million letters of credit outstanding. Borrowings outstanding under the ABL Facility as of February 27, 2016 consisted of loans of $311.0 million and letters of credit issued under the LOC sub-facility of $616.2 million.

The ABL Facility is guaranteed by the Company’s existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The ABL Facility is secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the ABL Facility priority collateral and (ii) a second-priority lien on substantially all other assets (other than real property). The

F-32	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ABL Facility contains no financial covenant unless and until (a) excess availability is less than (i) 10.0% of the lesser of the aggregate commitments and the then-current borrowing base at any time or is (ii) $250.0 million at any time or (b) an event of default is continuing. If any of such events occur, the Company must maintain a fixed charge coverage ratio of 1.0 to 1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

Notes

Senior Unsecured Notes

On May 31, 2016, Albertsons Companies, LLC and substantially all of its subsidiaries completed the sale of $1,250.0 million of principal amount of its 6.625% Senior Unsecured Notes which will mature on June 15, 2024. Interest on the 2024 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2016. The 2024 Notes are also fully and unconditionally guaranteed, jointly and severally, by each of the subsidiaries that are additional issuers under the indenture governing such notes.

On August 9, 2016, Albertsons Companies, LLC and substantially all of its subsidiaries completed the sale of $1,250.0 million of principal amount of its 5.750% Senior Unsecured Notes which will mature on March 15, 2025. Interest on the 2025 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2017. The 2025 Notes are also fully and unconditionally guaranteed, jointly and severally, by each of the subsidiaries that are additional issuers under the indenture governing such notes.

Albertsons Companies, LLC, an issuer and direct or indirect parent of each of the other issuers of the 2024 Notes and the 2025 Notes, has no independent assets or operations. All of the direct or indirect subsidiaries of Albertsons Companies, LLC, other than subsidiaries that are issuers of the 2024 Notes and the 2025 Notes, are minor, individually and in the aggregate.

Senior Secured Notes

On October 23, 2014, the Company completed the sale of $1,145.0 million of principal amount of 7.75% Senior Secured Notes (“2022 Notes”) with an original maturity date of October 15, 2022. The net proceeds from the sale of the 2022 Notes were $1,128.4 million, net of $16.6 million of original issue discount. Safeway was a co-issuer of the 2022 Notes. The Company also capitalized $6.3 million of deferred financing costs. Pursuant to the Safeway acquisition, Safeway became a co-obligor on the 2022 Notes. The 2022 Notes were guaranteed by Albertsons current and future direct and indirect domestic subsidiaries (other than Safeway), subject to certain exceptions. On February 9, 2015, following the Safeway acquisition, Albertsons redeemed $535.4 million of the 2022 Notes. The 2022 Notes were secured by, subject to certain exceptions, (i) a second-priority lien on substantially all of the assets of Albertsons, Safeway and the guarantors (other than the Albertsons ABL priority collateral), and (ii) a third-priority lien on the Albertsons ABL priority collateral.

On June 24, 2016, a portion of the net proceeds from the issuance of the 2024 Notes was used to fully redeem $609.6 million of principal amount of 2022 Notes, and to pay an associated make-whole premium of $87.7 million and accrued interest (the “Redemption”). The Company recorded a $111.7 million loss on debt extinguishment related to the Redemption comprised of the $87.7 million make-whole premium and a $24.0 million write off of deferred financing costs and original issue discount.

F-33	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 25, 2017, the future maturities of long-term debt, excluding debt discounts and deferred financing costs, consisted of the following (in millions):

2017	$202.6
2018	73.5
2019	332.8
2020	201.1
2021	3,302.7
Thereafter	7,699.4

Total	$11,812.1

Deferred Financing Costs and Interest Expense, Net

Financing costs incurred to obtain all financing other than ABL Facility financing are recognized as a direct reduction from the carrying amount of the debt liability and amortized over the term of the related debt using the effective interest method. Deferred financing costs recorded as a reduction of debt were $118.2 million and $170.6 million as of February 25, 2017 and February 27, 2016, respectively. Financing costs incurred to obtain ABL Facility financing are capitalized and amortized over the term of the related debt facilities using the straight-line method. Deferred financing costs associated with ABL Facility financing are included in Other assets and were $62.4 million and $79.2 million as of February 25, 2017 and February 27, 2016, respectively. For fiscal 2016, total amortization and write off of deferred financing costs of $84.4 million included $42.1 million of deferred financing costs written off in connection with the Albertsons Term Loan amendments and reductions. For fiscal 2015, total amortization expense of $69.3 million included $17.9 million of deferred financing costs written off in connection with Albertsons Term Loan amendments and reductions. For fiscal 2014, total amortization expense of $65.3 million included $36.8 million of deferred financing costs written off in connection with Albertsons Term Loan amendments.

Interest expense, net consisted of the following (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
ABL facility, senior secured and unsecured notes, term loans and debentures	$764.3	$777.0	$454.1
Capital lease obligations	106.8	97.0	77.5
Amortization and write off of deferred financing costs	84.4	69.3	65.3
Amortization and write off of debt discount	22.3	12.9	6.8
Other interest expense (income)	26.0	(5.7)	29.5

Total interest expense, net	$1,003.8	$950.5	$633.2

NOTE 9—LEASES

The Company leases certain retail stores, distribution centers, office facilities, and equipment from third parties. The typical lease period is 15 to 20 years with renewal options for varying terms and, to a limited extent, options to purchase. Certain leases contain percent rent based on sales, escalation clauses or payment of executory costs such as property taxes, utilities, insurance and maintenance.

F-34	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments to be made by the Company for non-cancelable operating lease and capital lease obligations as of February 25, 2017 consisted of the following (in millions):

	Lease Obligations
Fiscal year	Operating Leases	Capital Leases
2017	$770.0	$204.4
2018	707.6	178.4
2019	620.0	165.9
2020	551.1	149.5
2021	465.4	135.3
Thereafter	2,552.6	742.2

Total future minimum obligations	$5,666.7	1,575.7

Less interest		(621.7)

Present value of net future minimum lease obligations		954.0
Less current portion		(114.7)

Long-term obligations		$839.3

The Company subleases certain property to third parties. Future minimum tenant rental income under these non-cancelable operating leases as of February 25, 2017 was $296.4 million.

Rent expense and tenant rental income under operating leases consisted of the following (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Minimum rent	$792.2	$759.6	$371.3
Contingent rent	13.4	21.5	4.7

Total rent expense	805.6	781.1	376.0
Tenant rental income	(89.3)	(89.3)	(51.9)

Total rent expense, net of tenant rental income	$716.3	$691.8	$324.1

NOTE 10—INCOME TAXES

The components of income tax benefit consisted of the following (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Current
Federal(1)	$108.6	$41.0	$8.5
State(2)	20.6	9.8	8.2

Total Current	129.2	50.8	16.7
Deferred
Federal	(177.9)	(93.0)	(110.9)
State	(41.6)	2.6	(59.2)

Total Deferred	(219.5)	(90.4)	(170.1)

Income tax benefit	$(90.3)	$(39.6)	$(153.4)

F-35	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Federal current tax expense net of $31.2 million tax benefit of NOLs in fiscal 2016. No tax benefit of NOLs in fiscal 2015 and fiscal 2014.
(2)	State current tax expense net of $3.8 million tax benefit of NOLs in fiscal 2016. No tax benefit of NOLs in fiscal 2015 and fiscal 2014.

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate to losses before income taxes was attributable to the following (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Income tax benefit at federal statutory rate	$(162.3)	$(189.6)	$(482.5)
State income taxes, net of federal benefit	(20.2)	(38.9)	(38.4)
Change in valuation allowance	107.1	113.0	6.4
Unrecognized tax benefits	(18.7)	3.1	11.3
Member loss	16.6	60.4	251.0
Charitable donations	(11.1)	(11.1)	—
Tax Credits	(17.3)	(6.9)	(2.4)
Indemnification asset / liability	5.1	14.0	(26.3)
Transaction costs	—	—	62.1
Nondeductible equity compensation	4.2	12.3	51.0
Other	6.3	4.1	14.4

Income tax benefit	$(90.3)	$(39.6)	$(153.4)

Taxes on income from limited liability companies held in partnership are payable by the members in accordance with their respective ownership percentages. Accordingly, the Company recorded an adjustment to income tax benefit of $16.6 million, $60.4 million and $251.0 million for fiscal 2016, 2015 and 2014, respectively.

F-36	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company’s deferred tax assets and liabilities consisted of the following (in millions):

	February 25, 2017	February 27, 2016
Deferred tax assets:
Compensation and benefits	$190.6	$202.9
Net operating loss	213.8	226.4
Pension & postretirement benefits	341.4	361.2
Reserves	53.9	66.0
Self-Insurance	350.6	338.1
Tax credits	48.3	46.7
Other	43.0	149.4

Gross deferred tax assets	1,241.6	1,390.7
Less: valuation allowance	(387.6)	(286.8)

Total deferred tax assets	854.0	1,103.9
Deferred tax liabilities:
Debt discount	86.3	97.6
Depreciation and amortization	1,617.6	1,848.7
Inventories	477.2	477.6
Investment in foreign operations	130.4	125.1
Other	22.3	67.8

Total deferred tax liabilities	2,333.8	2,616.8

Net deferred tax liability	$(1,479.8)	$(1,512.9)

Noncurrent deferred tax asset	$—	$—
Noncurrent deferred tax liability	(1,479.8)	(1,512.9)

Total	$(1,479.8)	$(1,512.9)

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of February 25, 2017, a valuation allowance of $387.6 million has been recorded for the portion of the deferred tax asset that is not more likely than not to be realized. The Company will continue to evaluate the need to adjust the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be adjusted if the Company continues to incur losses in the future.

The Company currently has federal and state net operating loss (“NOL”) carryforwards of $378.7 million and $2,761.8 million, respectively, which will begin to expire in 2017 and continue through the fiscal year ending February 2037. As of February 25, 2017, the Company had federal and state credit carryforwards of $11.2 million and $57.2 million, respectively, the majority of which will expire in 2023.

F-37	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the Company’s unrecognized tax benefits consisted of the following (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Beginning balance	$435.3	$451.5	$180.4
Increase from acquisitions	—	—	262.7
Increase related to tax positions taken in the current year	63.8	11.5	10.6
Increase related to tax positions taken in prior years	6.4	19.7	19.9
Decrease related to tax position taken in prior years	(71.0)	(3.5)	(15.5)
Foreign currency translation	—	—	(0.1)
Decrease related to settlements with taxing authorities	(9.8)	(42.1)	(4.9)
Decrease related to lapse of statute of limitations	(6.7)	(1.8)	(1.6)

Ending balance	$418.0	$435.3	$451.5

Included in the balance of unrecognized tax benefits as of February 25, 2017, February 27, 2016 and February 28, 2015 are tax positions of $231.3 million, $228.0 million and $221.6 million, respectively, which would reduce the Company’s effective tax rate if recognized in future periods. Of the $231.3 million that could impact tax expense, the Company has recorded $8.0 million of indemnification assets that would offset any future recognition. As of February 25, 2017, the Company is no longer subject to federal income tax examinations for the fiscal years prior to 2012 and in most states, is no longer subject to state income tax examinations for fiscal years before 2007. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized expense (benefit) related to interest and penalties, net of settlement adjustments, of $4.5 million, $2.4 million and $(1.2) million for fiscal 2016, 2015 and 2014, respectively.

In fiscal 2016, the Company adopted the IRS safe harbor rule for taxpayers operating retail establishments for determining whether expenditures paid or incurred to remodel or refresh a qualified building are deductible. As a result of adopting this safe harbor, the Company reduced $70.1 million of uncertain tax benefit in fiscal 2016, and there was no impact on the tax provision due to an offsetting deferred adjustment. The Company believes it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $110.0 million in the next twelve months resulting from a request for change in accounting method, and the anticipated resolution of other uncertainties.

NOTE 11—EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

Pension Plans

The Company sponsors a defined benefit pension plan (the “Shaw’s Plan”) covering union employees under the Shaw’s banner. The Company also sponsors a defined benefit pension plan (the “Safeway Plan”) for substantially all of its employees under the Safeway banners not participating in multiemployer pension plans. Effective April 1, 2015, the Company implemented a soft freeze of the Safeway Plan. A soft freeze means that all existing employees as of March 31, 2015 currently participating will remain in the Safeway Plan but any new eligible employees hired after that date will no longer be part of the Safeway Plan but instead will be offered retirement benefits under an enhanced 401(k) program. The Company also sponsors a frozen plan covering certain employees under the United banners and a Retirement Restoration Plan that provides death benefits and supplemental income payments for certain senior executives after retirement. The Retirement Restoration Plan is unfunded.

On May 15, 2016, the Company, through an indirect, wholly-owned subsidiary, acquired 100% of the outstanding equity of Collington Services, LLC (“Collington”) from C&S Wholesale Grocers, Inc.

F-38	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(“C&S”) for nominal cash consideration and the assumption of certain liabilities, primarily related to employee compensation and benefits of the workforce acquired. Prior to the acquisition, C&S, through its wholly-owned subsidiary, Collington, managed and operated the Company’s distribution center located in Upper Marlboro, Maryland. By purchasing the equity of Collington, the Company settled a pre-existing reimbursement arrangement under the previous supply agreement relating to the pension plan in which Collington employees participate. Consequently, the Company, through its newly acquired subsidiary, Collington, assumed primary liability for the Collington employees participating in the pension plan. Prior to the acquisition of Collington, the pension plan was a multiple employer plan, with Safeway and C&S being the respective employers. The Safeway portion of the plan was accounted for as a multiemployer plan, with the C&S portion being accounted for by the Company through the previous supply agreement. Also, contemporaneously with the acquisition of Collington, the Company negotiated a new supply agreement with C&S and negotiated concessions directly from the unions representing the Collington employees at the distribution center. The acquisition of Collington resulted in a charge of approximately $78.9 million to net pension expense during the first quarter of fiscal 2016. Upon the assumption of the C&S portion of the pension plan through the equity acquisition, the multiple-employer pension plan will be accounted for as a single employer plan.

The plan assets were commingled with the assets in the Safeway Plan under a master trust arrangement prior to this transaction and on December 30, 2016 this plan and the Safeway Plan were formally merged.

Other Post-Retirement Benefits

In addition to the Company’s pension plans, the Company provides post-retirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the post-retirement medical plans. The Company pays all the cost of the life insurance plans. The plans are unfunded.

Additionally, in connection with the Collington transaction, the Company negotiated with the respective unions a new unfunded post-retirement obligation with a projected benefit obligation of approximately $15.5 million, recorded through Other comprehensive income (loss) as prior service cost during the first quarter of fiscal 2016.

As of February 27, 2016, the Company changed the method used to estimate the service and interest rate components of net periodic benefit cost for its defined benefit pension plans and other post-retirement benefit plans. Historically, the service and interest rate components were estimated using a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning on the period. The Company has elected to use a full yield curve approach in the estimation of service and interest cost components of net pension and other post-retirement benefit plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of service and interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company has accounted for this change as a change in estimate that is inseparable from a change in accounting principle and accounted for it prospectively beginning in the first quarter of fiscal 2016. This change did not have a material impact on the Company’s fiscal 2016 net pension expense.

F-39	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a reconciliation of the changes in the retirement plans’ benefit obligation and fair value of assets over the two-year period ended February 25, 2017 and a statement of funded status as of February 25, 2017 and February 27, 2016 (in millions):

	Pension		Other Post-Retirement Benefits
	February 25, 2017	February 27, 2016	February 25, 2017	February 27, 2016
Change in projected benefit obligation:
Beginning balance	$2,431.8	$2,724.8	$16.7	$19.0
Collington acquisition	222.3	—	15.5	—
Service cost	49.3	56.7	0.2	—
Interest cost	87.6	104.0	0.9	0.6
Actuarial loss (gain)	22.1	(173.3)	—	(1.3)
Plan participant contributions	—	—	0.7	0.9
Benefit payments	(200.1)	(280.4)	(2.8)	(2.5)

Ending balance	$2,613.0	$2,431.8	$31.2	$16.7

Change in fair value of plan assets:
Beginning balance	$1,717.5	$2,144.1	$—	$—
Collington acquisition	143.4	—		—
Actual return on plan assets	264.6	(152.0)	—	—
Employer contributions	9.4	5.8	2.1	1.6
Plan participant contributions	—	—	0.7	0.9
Benefit payments	(200.1)	(280.4)	(2.8)	(2.5)

Ending balance	$1,934.8	$1,717.5	$—	$—

Components of net amount recognized in financial position:
Other current liabilities	$(6.0)	$(5.7)	$(1.8)	$(1.8)
Other long-term liabilities	(672.2)	(708.6)	(29.4)	(14.9)

Funded status	$(678.2)	$(714.3)	$(31.2)	$(16.7)

Amounts recognized in Accumulated other comprehensive income (loss) consisted of the following (in millions):

	Pension		Other Post-Retirement Benefits
	Fiscal 2016	Fiscal 2015	Fiscal 2016	Fiscal 2015
Net actuarial gain	$(142.8)	$(24.6)	$(1.6)	$(1.6)
Prior service cost	0.4	0.3	13.0	—

	$(142.4)	$(24.3)	$11.4	$(1.6)

Information for the Company’s pension plans, all of which have an accumulated benefit obligation in excess of plan assets as of February 25, 2017 and February 27, 2016, is shown below (in millions):

	February 25, 2017	February 27, 2016
Projected benefit obligation	$2,613.0	$2,431.8
Accumulated benefit obligation	2,572.0	2,368.9
Fair value of plan assets	1,934.8	1,717.5

F-40	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the components of net expense for the retirement plans and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) (in millions):

	Pension		Other Post-Retirement Benefits
	Fiscal 2016	Fiscal 2015	Fiscal 2016	Fiscal 2015
Components of net expense:
Estimated return on plan assets	$(123.9)	$(143.2)	$—	$—
Service cost	49.3	56.7	0.2	—
Interest cost	87.6	104.0	0.9	0.6
Amortization of prior service cost	—	—	2.5	—
Amortization of net actuarial gain	—	0.1	—	—
Collington acquisition	78.9	—	—	—
Settlement gain	—	(4.1)	—	—

Net expense	91.9	13.5	3.6	0.6
Changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):
Net actuarial (gain) loss	(118.5)	121.5	—	(1.3)
Recognition of net actuarial gain	—	4.0	—	—
Prior service cost	0.2	0.3	15.5	—
Recognition of prior service cost	—	—	(2.5)	—

Total recognized in Other comprehensive income (loss)	(118.3)	125.8	13.0	(1.3)

Total net expense and changes in plan assets and benefit obligations recognized in Other comprehensive income (loss)	$(26.4)	$139.3	$16.6	$(0.7)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. When the accumulation of actuarial gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets, the excess is amortized over the average remaining service period of active participants. No significant prior service costs or estimated net actuarial gain or loss is expected to be amortized from Other comprehensive income (loss) into periodic benefit cost during fiscal 2017.

Assumptions

The weighted average actuarial assumptions used to determine year-end projected benefit obligations for pension plans were as follows:

	February 25, 2017	February 27, 2016
Discount rate	4.21%	4.25%
Rate of compensation increase	2.88%	3.31%

The weighted average actuarial assumptions used to determine net periodic benefit costs for pension plans were as follows:

	February 25, 2017	February 27, 2016
Discount rate	4.25%	3.92%
Expected return on plan assets:	6.96%	6.96%

F-41	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 27, 2016, the Company adopted the new MP-2015 projection scale to the RP-2014 mortality table to be applied on a generational basis for calculating the Company’s 2015 year-end benefit plan obligations. The tables assume an improvement in life expectancy in the future but at a slower rate than the MP-2014 projection scale to the RP-2014 mortality table used for calculating the Company’s 2014 year-end benefit plan obligations and 2015 expense. Similarly, on February 25, 2017, the Company adopted the new MP-2016 projection scale which assumes an improvement in life expectancy at a slower rate than the MP-2015 projection scale. The change to the mortality table projection scale results in a decrease to the Company’s current year benefit obligation and future expenses.

The Company has adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company’s long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes actual allocations for the Safeway Plan which had $1.7 billion in plan assets as of February 25, 2017:

		Plan Assets
Asset category	Target	February 25, 2017	February 27, 2016
Equity	65%	63.1%	60.5%
Fixed income	35%	36.2%	39.4%
Cash and other	—	0.7%	0.1%

Total	100%	100.0%	100.0%

The following table summarizes the actual allocations for the Shaw’s Plan which had approximately $227 million in plan assets as of February 25, 2017:

		Plan Assets
Asset category	Target	February 25, 2017	February 27, 2016
Equity	65%	66.7%	62.9%
Fixed income	35%	33.3%	37.1%
Cash and other	—	—%	—%

Total	100%	100.0%	100.0%

The target market value of equity securities for the United Plan is 50% of plan assets. If the equity percentage exceeds 60% or drops below 40%, the asset allocation is adjusted to target. The following table summarizes the actual allocations for the United Plan which had approximately $50 million in plan assets as of February 25, 2017:

		Plan Assets
Asset category	Target	February 25, 2017	February 27, 2016
Equity	50%	51.0%	56.1%
Fixed income	50%	31.0%	34.5%
Cash and other	—	18.0%	9.4%

Total	100%	100.0%	100.0%

The investment policy also emphasizes the following key objectives: (1) maintaining a diversified portfolio among asset classes and investment styles; (2) maintaining an acceptable level of risk in

F-42	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pursuit of long-term economic benefit; (3) maximizing the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintaining adequate controls over administrative costs.

Expected return on pension plan assets is based on historical experience of the Company’s portfolios and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. The Company’s target asset allocation mix is designed to meet the Company’s long-term pension requirements.

Pension Plan Assets

The fair value of the Company’s pension plan assets as of February 25, 2017, excluding pending transactions of $75.1 million payable to intermediary agent, by asset category are as follows (in millions):

	Fair Value Measurements
Asset category:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV
Cash and cash equivalents(1)	$13.4	$11.4	$2.0	$—	$—
Short-term investment collective trust(2)	43.7	—	43.7	—	—
Common and preferred stock:(3)
Domestic common and preferred stock	307.1	307.1	—	—	—
International common stock	66.2	66.2	—	—	—
Collective trust funds(2)	757.3	—	—	—	757.3
Corporate bonds(4)	146.3	—	146.3	—	—
Mortgage- and other asset-backed securities(5)	60.4	—	60.4	—	—
Mutual funds(6)	184.9	166.4	18.5	—	—
U.S. government securities(7)	363.2	—	363.2	—	—
Other securities(8)	67.4	0.1	33.4	—	33.9

Total	$2,009.9	$551.2	$667.5	$—	$791.2

(1)	The carrying value of these items approximates fair value.
(2)	These investments are valued based on the NAV of the underlying investments and are provided by the fund issuers. Funds meeting the practical expedient related to the adoption of ASU 2015-07 are included in the Assets Measured at NAV column.
(3)	The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for preferred stock, an industry standard valuation model is used which maximizes observable inputs.
(4)	The fair value of corporate bonds is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model which maximizes observable inputs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for comparable securities, the fair value is based upon an industry model which maximizes observable inputs.
(6)	These investments are publicly traded investments which are valued using the NAV. The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
(7)	The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model that maximizes observable inputs.
(8)	Level 2 Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Also included in Other securities is a commingled fund valued based on the NAV of the underlying investments and is provided by the issuer and exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives, assets and liabilities. Funds meeting the practical expedient related to the adoption of ASU 2015-07 are included in the Assets Measured at NAV column. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

The fair value of the Company’s pension plan assets as of February 27, 2016, excluding pending transactions of $56.2 million payable to intermediary agent, by asset category are as follows (in millions):

	Fair Value Measurements
Asset category:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV
Cash and cash equivalents(1)	$16.2	$13.2	$3.0	$—	$—
Short-term investment collective trust(2)	24.8	—	24.8	—	—
Common and preferred stock:(3)
Domestic common and preferred stock	274.8	274.8	—	—	—
International common stock	55.4	55.4	—	—	—
Collective trust funds(2)	658.3	—	—	—	658.3
Corporate bonds(4)	146.7	—	146.7	—	—
Mortgage- and other asset-backed securities(5)	57.5	—	57.5	—	—
Mutual funds(6)	141.3	125.5	15.8	—	—
U.S. government securities(7)	344.1	—	344.1	—	—
Other securities(8)	54.6	—	35.7	—	18.9

Total	$1,773.7	$468.9	$627.6	$—	$677.2

F-44	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The carrying value of these items approximates fair value.
(2)	These investments are valued based on the NAV of the underlying investments and are provided by the fund issuers. Funds meeting the practical expedient related to the adoption of ASU 2015-07 are included in the Assets Measured at NAV column.
(3)	The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for preferred stock, an industry standard valuation model is used which maximizes observable inputs.
(4)	The fair value of corporate bonds is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model which maximizes observable inputs.
(5)	The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for comparable securities, the fair value is based upon an industry model which maximizes observable inputs.
(6)	These investments are publicly traded investments which are valued using the NAV. The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
(7)	The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model that maximizes observable inputs.
(8)	Level 2 Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Also included in Other securities are exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives; assets and liabilities. Funds meeting the practical expedient related to the adoption of ASU 2015-07 are included in the Assets Measured at NAV column. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

Contributions

In fiscal 2016 and 2015, the Company contributed $11.5 million and $7.4 million, respectively, to its pension and post-retirement plans. In the fourth quarter of fiscal 2014, the Company contributed $260.0 million to the Safeway Plan under a settlement with the Pension Benefit Guaranty Corporation in connection with the Safeway acquisition closing. The Company expects to contribute approximately $21.9 million to its pension and post-retirement plans in fiscal 2017. The Company’s funding policy for the defined benefit pension plan is to contribute the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws as determined by the Company’s external actuarial consultant. At the Company’s discretion, additional funds may be contributed to the defined benefit pension plans. The Company will recognize contributions in accordance with applicable regulations, with consideration given to recognition for the earliest plan year permitted.

F-45	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in millions):

	Pension Benefits	Other Benefits
2017	$149.8	$1.8
2018	164.4	1.8
2019	165.7	1.7
2020	167.7	1.6
2021	168.7	1.5
2022 – 2026	840.9	5.9

Multiemployer Pension Plans

The Company contributes to various multiemployer pension plans. These multiemployer plans generally provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Plan trustees typically are responsible for determining the level of benefits to be provided to participants as well as the investment of the assets and plan administration. Expense is recognized in connection with these plans as contributions are funded.

The risks of participating in these multiemployer plans are different from the risks associated with single-employer plans in the following respects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•	If the Company chooses to stop participating in some multiemployer plans, or makes market exits or store closures or otherwise has participation in the plan fall below certain levels, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability. The Company records the actuarially determined estimated liability at an undiscounted amount.

The Company’s participation in these plans is outlined in the table below. The EIN-Pension Plan Number column provides the Employer Identification Number (“EIN”) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act zone status (“PPA”) available for fiscal 2016 and 2015 is for the plan’s year ending at December 31, 2015, and December 31, 2014, respectively. The zone status is based on information received from the plans and is certified by each plan’s actuary. The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented by the plan trustees.

Certain plans have been aggregated in the Other funds line in the following table, as the contributions to each of these plans are not individually material. None of the Company’s collective bargaining agreements require that a minimum contribution be made to these plans.

As a part of the Safeway acquisition, the Company assumed withdrawal liabilities related to Safeway’s previous closure of its Dominick’s division. The respective pension plans have asserted that the

F-46	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company may become obligated to pay an estimated maximum withdrawal liability of approximately $510.0 million if one of the pension plans, the UFCW & Employers Midwest Pension Fund (the “UFCW Midwest Plan”), were to experience a mass withdrawal. A mass withdrawal would require monthly installment payments to be made by the Company in perpetuity. The Company’s installment payments would be limited to 20 years if the Company is not part of, or the UFCW Midwest Plan does not experience, a mass withdrawal. Upon the Safeway acquisition, the Company recorded a $221.8 million multiemployer pension withdrawal liability related to Safeway’s withdrawal from these plans, a difference of $288.2 million from the maximum withdrawal liability. The Company’s current estimate of the withdrawal liability is based on the fact that a mass withdrawal from the UFCW Midwest Plan has not occurred and the Company’s management’s belief that a mass withdrawal liability is remote. The Company is also disputing in arbitration certain factors used to determine the allocation of the unfunded vested benefits and therefore the annual pension payment installments due to the UFCW Midwest Plan. The Company’s estimated liability reflects the Company’s best estimate of the probable outcome of this arbitration. Based on the current facts and circumstances, the Company believes it is reasonably possible that the estimated liability could change from the amount currently recorded as a result of the arbitration, but because the Company’s management believes that a mass withdrawal from the UFCW Midwest Plan is remote, it believes the payment of the maximum liability of approximately $510.0 million is also remote. The amount of the withdrawal liability recorded as of February 25, 2017 with respect to the Dominick’s division was $180.1 million, primarily reflecting minimum required payments made subsequent to the date of consummation of the Safeway acquisition

The number of employees covered by the Company’s multiemployer plans increased significantly from February 28, 2015 to February 27, 2016 affecting the year-to-year comparability of the contributions. The increase in employees covered is a direct result of the Safeway acquisition.

F-47	(Continued)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables contain information about the Company’s multiemployer plans:

	EIN - PN	Pension Protection Act zone status(1)		Company’s 5% of total plan contributions		FIP/RP status pending/implemented
Pension fund		2016	2015	2015	2014
UFCW-Northern California Employers Joint Pension Trust Fund	946313554-001	Red	Red	Yes	Yes	Implemented
Western Conference of Teamsters Pension Plan	916145047-001	Green	Green	No	No	No
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan(2)	951939092-001	Red	Red	Yes	Yes	Implemented
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	526128473-001	Red	Red	Yes	No	Implemented
Sound Retirement Trust (formerly Retail Clerks Pension Trust)(3)	916069306-001	Red	Red	Yes	Yes	Implemented
Bakery and Confectionery Union and Industry International Pension Fund	526118572-001	Red	Red	Yes	Yes	Implemented
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	236396097-001	Red	Red	Yes	Yes	Implemented
Southern California United Food & Commercial Workers Unions and Drug Employers Pension Fund	516029925-001	Red	Red	Yes	No	Implemented
Rocky Mountain UFCW Unions & Employers Pension Plan	846045986-001	Green	Green	Yes	Yes	No
UFCW Local 152 Retail Meat Pension Fund(4)	236209656-001	Red	Red	Yes	Yes	Implemented
Desert States Employers & UFCW Unions Pension Plan	846277982-001	Green	Green	Yes	Yes	No
UFCW International Union - Industry Pension Fund(4)	516055922-001	Green	Green	No	No	No
Mid Atlantic Pension Fund	461000515-001	Green	Green	Yes	Yes	No
Retail Food Employers and UFCW Local 711 Pension Trust Fund	516031512-001	Red	Red	Yes	Yes	Implemented
Oregon Retail Employees Pension Trust	936074377-001	Green	Green	Yes	Yes	No

F-48	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Contributions of Company (in millions)			Surcharge imposed(5)	Expiration date of collective bargaining agreements	Total collective bargaining agreements	Most significant collective bargaining agreement(s)(6)
Pension fund	2016	2015	2014				Count	Expiration
UFCW-Northern California Employers Joint Pension Trust Fund	$98.9	$90.2	$7.2	No	8/29/2015 to 8/3/2019	42	34	10/13/2018
Western Conference of Teamsters Pension Plan	$59.1	$57.0	$14.0	No	9/20/2014 to 7/28/2023	55	17	9/20/2020
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan	$52.4	$84.3	$35.3	No	5/8/2016 to 3/3/2019	17	12	3/3/2019
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	$33.8	$19.7	$3.6	No	02/25/2017 to 10/26/2019	18	14	10/26/2019
Sound Retirement Trust (formerly Retail Clerks Pension Trust)	$33.1	$22.3	$6.3	No	6/7/2014 to 3/18/2020	78	10	5/4/2019
Bakery and Confectionery Union and Industry International Pension Fund	$17.1	$15.7	$1.9	No	9/3/2011 to 5/14/2019	68	27	9/3/2017
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	$16.7	$14.8	$14.5	No	2/2/2016 to 1/31/2018	4	1	1/31/2018
Southern California United Food & Commercial Workers Unions and Drug Employers Pension Fund	$12.7	$1.1	$—	No	3/3/2019 to 3/3/2019	22	22	3/3/2019
Rocky Mountain UFCW Unions & Employers Pension Plan	$11.0	$10.6	$2.1	No	9/12/2015 to 11/23/2019	57	17	2/23/2019
UFCW Local 152 Retail Meat Pension Fund(6)	$10.8	$9.1	$7.8	No	5/3/2016 to 5/4/2016	2	1	5/4/2016
Desert States Employers & UFCW Unions Pension Plan	$9.1	$9.1	$1.1	No	6/19/2018 to 10/24/2020	16	11	10/24/2020
UFCW International Union—Industry Pension Fund	$8.6	$7.8	$5.0	No	9/5/2015 to 10/24/2020	20	14	6/9/2018
Mid Atlantic Pension Fund	$6.9	$6.6	$—	No	2/25/2017 to 10/26/2019	7	5	10/26/2019
Retail Food Employers and UFCW Local 711 Pension Trust Fund	$5.4	$5.8	$4.1	No	4/9/2017 to 3/3/2019	7	2	3/3/2019
Oregon Retail Employees Pension Trust	$2.3	$5.5	$1.3	No	6/21/2017 to 12/6/2019	46	13	11/13/2018
Other funds	$21.2	$20.2	$9.2

Total Company contributions to U.S. multiemployer pension plans	$399.1	$379.8	$113.4

(1)	PPA established three categories (or “zones”) of plans: (1) “Green Zone” for healthy; (2) “Yellow Zone” for endangered; and (3) “Red Zone” for critical. These categories are based upon the funding ratio of the plan assets to plan liabilities. In general, Green Zone plans have a funding ratio greater than 80%, Yellow Zone plans have a funding ratio between 65—79%, and Red Zone plans have a funding ratio less than 65%.
(2)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at March 31, 2016 and March 31, 2015.
(3)	Sound Retirement Trust information includes former Washington Meat Industry Pension Trust due to merger into Sound Retirement Trust, effective June 30, 2014. The information for this fund

F-49	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was obtained from the Form 5500 filed for the plan’s year-end at September 30, 2015 and September 30, 2014.
(4)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at June 30, 2015 and June 30, 2014.
(5)	Under the PPA, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of February 25, 2017, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.
(6)	These columns represent the number of most significant collective bargaining agreements aggregated by common expiration dates for each of the Company’s pension funds listed above.

Collective Bargaining Agreements

As of February 25, 2017, the Company had approximately 273,000 employees, of which approximately 170,000 were covered by collective bargaining agreements. During fiscal 2016, collective bargaining agreements covering approximately 82,000 employees were renegotiated. During fiscal 2017, 103 collective bargaining agreements covering approximately 10,000 employees are scheduled to expire.

Multiemployer Health and Welfare Plans

The Company makes contributions to multiemployer health and welfare plans in amounts set forth in the related collective bargaining agreements. These plans provide medical, dental, pharmacy, vision, and other ancillary benefits to active employees and retirees as determined by the trustees of each plan. The vast majority of the Company’s contributions covers active employees and as such, may not constitute contributions to a postretirement benefit plan. However, the Company is unable to separate contribution amounts to postretirement benefit plans from contribution amounts paid to active plans. Total contributions to multiemployer health and welfare plans were $1,158.6 million, $1,100.7 million and $316.2 million for fiscal 2016, 2015 and 2014, respectively.

Defined Contribution Plans and Supplemental Retirement Plans

Many of the Company’s employees are eligible to contribute a percentage of their compensation to defined contribution plans (“401(k) Plans”). Participants in the 401(k) Plans may become eligible to receive a profit-sharing allocation in the form of a discretionary Company contribution based on employee compensation. In addition, the Company may also provide matching contributions based on the amount of eligible compensation contributed by the employee. The Company provides supplemental retirement benefits through the Albertson’s LLC Executive Deferred Compensation Makeup Plan and the United Supplemental Plan, which provide certain key employees with retirement benefits that supplement those provided by the 401(k) Plans. All Company contributions to the 401(k) Plans are made at the discretion of the Company’s Board of Managers. Total contributions for these plans were $38.8 million, $37.9 million and $37.0 million for fiscal 2016, 2015 and 2014, respectively.

On October 10, 2014, the Company’s parent, AB Acquisition, with the unanimous consent of the plan participants, terminated its LTIPs. The termination of this plan resulted in a charge totaling $78.0 million, which was recorded as compensation expense during the fiscal year ended February 28, 2015. In connection with the termination, certain plan participants were required to purchase equity of AB Acquisition at an amount equal to 50.0% of their LTIPs payouts upon closing of the Safeway acquisition. The total value of equity purchased by these plan participants was approximately $33.2 million.

F-50	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12—RELATED PARTIES

Transition Services Agreement with SuperValu

The Consolidated Financial Statements include expenses for certain support functions provided by SuperValu through Transition Services Agreements (“TSA”) including, but not limited to, general corporate expenses related to finance, legal, information technology, warehouse and distribution, human resources, communications, processing and handling cardholder data, and procurement of goods. Fees are calculated on a per-store and distribution center basis of fixed and variable costs for services. The Company also paid a transition fee of $60.0 million that was amortized on a straight line basis over the original 30-month life of the agreement.

On April 16, 2015, the Company entered into a letter agreement regarding the TSA with SuperValu (the “TSA Letter Agreement”) pursuant to which SuperValu will provide services to the Company as needed to transition and wind down the TSA and the services SuperValu provides under the TSA. In exchange for these transition and wind down services, the agreement calls for eight payments of $6.25 million every six months for aggregate fees of $50.0 million. These payments are separate from and incremental to the fixed and variable fees the Company pays to SuperValu under the TSA. The parties also agreed to negotiate in good faith if either the costs associated with the transition and wind down services are materially higher (i.e. 5.0% or more) than anticipated, or SuperValu is not performing in all material respects the transition and wind down services as needed to support the Company’s transition and wind down activities.

On May 28, 2015, the Company reached an agreement with SuperValu to resolve certain matters. As part of the agreement, SuperValu paid the Company $34.5 million. The Company recorded the payment as a deferred liability and is amortizing it as a reduction of expense over four years.

On September 9, 2016, the Company exercised its right to renew the term of the TSA with SuperValu for an additional year. The original TSA had an initial term expiring on September 21, 2015 and included 10 options for additional one-year renewals with notice given to SuperValu at least 12 months prior to the expiration of the then current term. The renewal extends the TSA through September 21, 2018.

Summary of SuperValu activity

Related party activities with SuperValu that are included in the Consolidated Statements of Operations and Comprehensive Loss consisted of the following (in millions):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Supply agreements included in Cost of sales	$1,749.1	$1,496.6	$1,359.4
Selling and administrative expenses	157.1	190.6	215.2

Total	$1,906.2	$1,687.2	$1,574.6

Trademark Cross-Licensing Agreements

In conjunction with the NAI acquisition, the Company entered into separate trademark cross-licensing agreements with SuperValu. These cross-licensing agreements include a limited royalty-free license to certain proprietary rights (e.g., trademarks, trade names, trade dress, service marks, banners, etc.) among and between the entities. The term of the trademark cross-licensing agreement is consistent with the term of the TSA.

F-51	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cerberus and AB Acquisition

In connection with the Safeway acquisition, the original management agreement with Cerberus was terminated, and the remaining annual management fees of $9.0 million were paid by the Company. A new management agreement with Cerberus and the consortium of investors commenced on January 30, 2015, requiring an annual management fee of $13.8 million, beginning January 30, 2015. The agreement term is four years.

Certain employees of the Company participate in equity-based incentive plans of our parent, AB Acquisition. Awards under the plans vest over a service period, achievement of certain performance and related thresholds, or a combination of both. Employee compensation expense recognized by the Company related to these plans was $53.3 million, $97.8 million and $152.5 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. On January 30, 2015, the Company’s parent, AB Acquisition issued fully vested, non-forfeitable incentive units to certain nonemployee Members for acquisition and transaction services related to the Safeway acquisition. As a result, the Company recognized $191.6 million of equity-based compensation expense to non-employees during fiscal 2014.

The Company recorded a tax benefit of $11.1 million and $12.5 million related to equity-based compensation in fiscal 2016 and 2015, respectively. No tax benefit was recognized for equity-based compensation for fiscal 2014.

As of February 25, 2017 there was $64.5 million of unrecognized costs related to awards granted by AB Acquisition that the Company expects to be recognized over a weighted average period of 2.1 years.

NOTE 13—COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS

Guarantees

California Department of Industrial Relations: On October 24, 2012, the Office of Self-Insurance Plans, a program within the director’s office of the California Department of Industrial Relations (the “DIR”), notified SuperValu, which was then the owner of NAI, that additional security was required to be posted in connection with the Company’s, and certain other subsidiaries’, California self-insured workers’ compensation obligations pursuant to applicable regulations. The notice from the DIR stated that the additional security was required as a result of an increase in estimated future liabilities, as determined by the DIR pursuant to a review of the self-insured California workers’ compensation claims with respect to the applicable businesses, and a decline in SuperValu’s net worth. On January 21, 2014, the Company entered into a Collateral Substitution Agreement with the California Self-Insurers’ Security Fund to provide an irrevocable LOC. The amount of the LOC is adjusted semi-annually based on annual filings of an actuarial study reflecting liabilities as of December 31 of each year reduced by claim closures and settlements. The related LOC was $237.6 million and $247.7 million as of February 25, 2017 and February 27, 2016, respectively.

Lease Guarantees: The Company may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, the Company could be responsible for the lease obligation.

F-52	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with FTC-mandated divestitures, the Company assigned leases with respect to 93 store properties to Haggen. On September 8, 2015, Haggen commenced a case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, and on October 19, 2015, Haggen secured Bankruptcy Court approval of bidding procedures for the sale of 130 stores that the Company sold to it (including 72 leased stores and 12 ground leased stores). Haggen held an auction for those stores in November 2015. After participating in the auction, having additional negotiations with Haggen, and receiving FTC and state attorneys general clearance, and bankruptcy court approval, during the fourth quarter of fiscal 2015, the Company acquired 19 assigned leases from Haggen for an aggregate purchase price of $10.7 million. Also during the auction, there were 38 assigned leases acquired by and assigned to other retailers and four assigned store leases acquired by the landlord. Two store leases were re-negotiated by Haggen prior to its bankruptcy, and one store lease was re-negotiated by Haggen during bankruptcy, thus eliminating the Company’s contingent liability with respect to these three leases. Haggen has rejected, in its bankruptcy case, 11 store leases for which the Company has contingent lease liability. As a result of the rejections, the Company has recorded a loss of $32.2 million for this contingent liability, of which $30.6 million was recorded during fiscal 2015 and $1.6 million was recorded in the first quarter of fiscal 2016.

Haggen secured Bankruptcy Court approval of bidding procedures for the sale of its 33 “core stores” on December 4, 2015. After receipt of FTC and Washington state attorney general clearance, the Company submitted a proposal to acquire 29 of the Haggen core stores. Haggen determined that the Company’s offer was the highest and best bid and declared the Company the sole qualifying bidder in a notice filed with the Bankruptcy Court on March 11, 2016. On March 29, 2016, the Bankruptcy Court entered the order approving the sale of the 29 core stores to the Company for the aggregate purchase price of approximately $113.8 million, including inventory, subject to certain adjustments as set forth in the applicable asset purchase agreement. The acquisition closed in June 2016. The 29 stores acquired include six assigned store leases and two assigned ground leases.

The Company could also be responsible for Haggen’s obligations under the remaining 10 ground leases the Company assigned to it. However, these leases were assigned to a Haggen entity that is not a debtor in the bankruptcy case. The Company believes this Haggen entity has divested itself of the majority of these ground leases through third-party sales. The Company does not know whether Haggen or, for certain ground leases the applicable acquiring entity, will default on these ground lease obligations. The Company also does not know what defenses may be available, including any loss mitigation obligations of the landlords under the terms of the ground leases or applicable law. As a result, the Company is currently unable to estimate its losses with respect to any potential contingent liability with respect to these ground leases.

With respect to other leases the Company has assigned to third parties (including the leases Haggen had acquired but assigned to third parties), because of the wide dispersion among third parties and the variety of remedies available, the Company believes that if an assignee became insolvent, it would not have a material effect on the Company’s financial condition, results of operations or cash flows. No liability has been recorded for assigned leases in the Company’s Consolidated Balance Sheet related to these contingent obligations.

The Company also provides guarantees, indemnifications and assurances to others in the ordinary course of its business.

F-53	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Legal Contingencies

Various claims and lawsuits arising in the normal course of business, including suits charging violations of certain wage and hour or civil rights laws, are pending against the Company. Some of these suits purport or have been determined to be class actions and/or seek substantial damages. Any damages that may be awarded in antitrust cases will be automatically trebled.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where the loss contingency can be reasonably estimated and an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of reasonably possible loss for the Company’s exposure in excess of the amount accrued is expected to be immaterial to the Company. It remains possible that despite management’s current belief, material differences in actual outcomes or changes in management’s evaluation or predictions could arise that could have a material effect on the Company’s financial condition, results of operations or cash flows.

Haggen, et al: On July 20, 2015, Albertson’s LLC and Albertson’s Holdings LLC commenced a lawsuit against Haggen in the State of Delaware in and for Newcastle County (the “State Court Action”), alleging claims for breach of contract and fraud arising out of Haggen’s failure to pay approximately $41.1 million due for purchased inventory in connection with Haggen’s purchase of 146 divested stores.

On September 1, 2015, Haggen commenced a lawsuit against Albertson’s LLC and Albertson’s Holdings LLC in the United States District Court for the District of Delaware, alleging claims for violation of Section 7 of the Clayton Act, attempted monopolization under the Sherman Act, breach of contract, indemnification, breach of the implied covenant of good faith and fair dealing, fraud, unfair competition, misappropriation of trade secrets under the Uniform Trade Secrets Acts, conversion and violation of the Washington Consumer Protection Act (the “District Court Action”) and alleged that its damages may exceed $1.0 billion. On September 8, 2015, Haggen filed a petition for protection under Chapter 11 of the U.S. Bankruptcy Code, and the State Court Action was stayed due to Haggen’s bankruptcy case. Also as a result of the bankruptcy case, the Company recorded an allowance of $41.1 million against the amount owed by Haggen for the purchased inventory during the second quarter ended September 12, 2015. On September 17, 2015, the Company received a letter from the legal counsel of another purchaser of a small number of the Company’s FTC-mandated divested stores, alleging claims similar to those presented in Haggen’s lawsuit, which the Company believes are without merit.

On January 21, 2016, the Company entered into a settlement agreement with (i) Haggen and its debtor and non-debtor affiliates, (ii) the Official Committee of Unsecured Creditors appointed in Haggen’s Chapter 11 bankruptcy case (the “Creditors’ Committee”), (iii) Comvest Partners and its affiliates and (iv) Cerberus Capital Management, pursuant to which the Company resolved the disputes in the State Court Action and the District Court Action (together, the “Haggen Litigations”). The settlement agreement provides for the dismissal with prejudice of the Haggen Litigations in exchange for (a) a cash payment by the Company of $5.75 million to a creditor trust to be formed by the Creditors’ Committee, (b) an agreement that the Company will have an allowed unsecured claim against Haggen in its bankruptcy case of $8.25 million, which the Company will transfer to the creditor trust, and (c) an exchange of releases of any and all claims among the settling parties. The settlement agreement was approved by an order of the Bankruptcy Court administering the Haggen bankruptcy case on February 16, 2016, and the order became final on March 2, 2016. Subsequently, the State Court

F-54	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Action was dismissed with prejudice on March 7, 2016, the District Court Action was dismissed with prejudice on March 8, 2016, and the Company paid $5.75 million to the creditor trust on March 11, 2016. The $5.75 million was recorded as a loss in fiscal 2015 and is incremental to the losses of $41.1 million related to the purchased inventory in the second quarter of fiscal 2015 and $32.2 million related to the Company’s contingent lease liability for the rejected Haggen leases.

Appraisal of Safeway Inc.: Certain stockholders of Safeway common stock sought appraisal rights under Section 262 of the Delaware General Corporation Law, requesting a determination that the per share acquisition consideration payable in the acquisition does not represent fair value for their shares. Five separate actions have been filed in Delaware Chancery Court, now consolidated under the title In re Appraisal of Safeway Inc., by stockholders claiming to hold approximately 17.7 million shares. In May 2015, the Company settled with stockholders holding approximately 14 million shares for $621 million plus one Casa Ley CVR for each Safeway share. The settlement consisted of $487 million ($34.92 per share) of purchase consideration and $134 million of expense, both recorded in fiscal 2014. Of the $621 million, approximately $100 million was paid in fiscal 2014, and the remainder was paid in the first quarter of fiscal 2015, including $387 million in acquisition consideration. Still remaining as petitioners were holders of approximately 3.7 million shares. On January 11, 2016, the Company reached a settlement with the remaining petitioners representing approximately 3.7 million shares of Safeway common stock, for $168 million plus one Casa Ley CVR for each Safeway share. The settlement consisted of $131 million or $34.92 per share, of purchase consideration and $37 million of expense, of which $34 million was recorded in fiscal 2014 and $3 million was recorded in fiscal 2015. Of the $168 million, $131 million of purchase consideration was paid during fiscal 2014 with the remaining $37 million paid in January 2016.

Security Breach: On August 14, 2014, the Company announced that it had experienced a criminal intrusion by installation of malware on a portion of its computer network that processes payment card transactions for its retail store locations, including the Company’s Shaw’s, Star Market, Acme, Jewel-Osco and Albertsons retail banners. On September 29, 2014, the Company announced that it had experienced a second and separate criminal intrusion. The Company believes these were attempts to collect payment card data. Relying on its IT service provider, SuperValu, the Company took immediate steps to secure the affected part of the network. The Company believes that it has eradicated the malware used in each intrusion. The Company notified federal law enforcement authorities, the major payment card networks and its insurance carriers and is cooperating in their efforts to investigate these intrusions. As required by the payment card brands, the Company retained a firm to conduct a forensic investigation into the intrusions. The forensic firm has issued separate reports for each intrusion (copies of which have been provided to the card networks). Although the Company’s network had previously been found to be compliant with the Payment Card Industry (PCI) Data Security Standard issued by the PCI Council, in both reports the forensic firm found that not all of these standards had been met at the time of the intrusions, and some of this non-compliance may have contributed to or caused at least some portion of the compromise that occurred during the intrusions.

On August 5, 2016, the Company was notified that MasterCard had asserted its initial assessment for incremental counterfeit fraud losses and non-ordinary course expenses (such as card reissuance costs) as well as its case management assessment. The Company believes it is probable that other payment card networks will make claims against the Company. If other payment card networks assert claims against the Company, the Company currently intends to dispute those claims and assert available defenses. At the present time, the Company believes that it is probable that the Company will incur a loss in connection with the claims or potential claims from the payment card networks. On December 5, 2016, the Company was further notified that MasterCard has asserted its final

F-55	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assessment of approximately $6.0 million, which the Company paid on December 9, 2016; however the Company disputes the MasterCard assessment and, on March 10, 2017, filed a lawsuit against MasterCard seeking recovery of the assessment. The Company has recorded an estimated liability for probable losses that it expects to incur in connection with the claims or potential claims to be made by the payment card networks. The estimated liability is based on information currently available to the Company and may change as new information becomes available or if other payment card networks assert claims against the Company. The Company will continue to evaluate information as it becomes available and will record an estimate of additional losses, if any, when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable. Currently, the potential range of any loss above the Company’s currently recorded amount cannot be reasonably estimated given no claims have been asserted to date by the payment card networks, other than MasterCard, and because significant factual and legal issues remain unresolved. On October 20, 2015, the Company agreed with one of its third party payment administrators to provide a $15.0 million LOC to cover any claims from the payment card networks and to maintain a minimum level of card processing until the potential claims from the payment card networks are resolved.

As a result of the criminal intrusions, two class action complaints were filed against the Company by consumers and are currently pending, Mertz v. SuperValu Inc. et al. filed in federal court in the state of Minnesota and Rocke v. SuperValu Inc. et al. filed in federal court in the state of Idaho, alleging deceptive trade practices, negligence and invasion of privacy. The plaintiffs seek unspecified damages. The Judicial Panel on Multidistrict Litigation has consolidated the class actions and transferred the cases to the District of Minnesota. On August 10, 2015, the Company and SuperValu filed a motion to dismiss the class actions, which was granted without prejudice on January 7, 2016. The plaintiffs have filed a motion to alter or amend the court’s judgment, which was denied on April 20, 2016. The court also denied leave to amend the complaint. On May 18, 2016, the plaintiffs filed a notice of appeal to the Eighth Circuit and defendants filed a cross-appeal. The filing of the appellate briefs was completed by both parties on September 29, 2016 and oral arguments are scheduled for May 10, 2017.

On October 6, 2015, the Company received a letter from the Office of Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices are leading a multi-state group that includes the Attorneys General for 14 other states requesting specified information concerning the two data breach incidents. The multi-state group has not made a monetary demand, and the Company is unable to estimate the possibility of or reasonable range of loss, if any. The Company has cooperated with the investigation.

In January 2017, one of our insurance carriers denied our claim for cyber insurance coverage for losses resulting from the intrusions based on, among other things, the insurer’s conclusion that the intrusion began prior to the start date for coverage under the cyber insurance policy. We responded to the insurer’s denial disagreeing with the conclusion and reserving our rights. Our claims with other of our insurance carriers remain outstanding.

Drug Enforcement Administration: During fiscal 2014, the Company received two subpoenas from the Drug Enforcement Administration (“DEA”) requesting information concerning the Company’s record keeping, reporting and related practices concerning the theft or significant loss of controlled substances. The two subpoenas have resulted in essentially a single investigation, and the Company is cooperating with the DEA. The Company has met with the DEA on several occasions, including December 2015, May 2016 and June 2016, to discuss the investigation, and the Company anticipates further meetings in the near future. On June 7, 2016, the Company received a third subpoena, which requested information concerning potential diversion by one former employee in the Seattle/Tacoma area (Washington State). The Company is cooperating with the DEA. The Company anticipates that

F-56	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

there will be monetary fines assessed, and administrative penalties. The Company has established an estimated liability for these matters which is based on information currently available to the Company and may change as new information becomes available.

Office of Inspector General: In January 2016, the Company received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (the “OIG”) pertaining to the pricing of drugs offered under the Company’s MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE (the “Government Health Programs”). In particular, the OIG is requesting information on the relationship between the prices charged for drugs under the MyRxCare program and the “usual and customary” prices reported by the Company in claims for reimbursements to the Government Health Programs or other third party payors. The Company is cooperating with the OIG in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Terraza/Lorenz: Two lawsuits have been brought against Safeway and the Safeway Benefits Plan Committee (the “Benefit Plans Committee,” and together with Safeway, the “Safeway Benefits Plans Defendants”) and other third parties alleging breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to Safeway’s 401(k) Plan (the “Safeway 401(k) Plan”). On July 14, 2016, a complaint (“Terraza”) was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint (“Lorenz”) was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former recordkeepers. An amended complaint was filed on September 16, 2016 and a second amended complaint was filed on November 21, 2016. In general, both lawsuits allege that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. The Company believes these lawsuits are without merit, and intend to contest each of them vigorously. The Safeway Benefits Plans Defendants filed motions to dismiss both cases, and the hearings on the Terraza and Lorenz motions were held in February 2017. On March 13, 2017, the judge hearing the cases issued orders denying the motions to dismiss in both cases. The Company is currently unable to estimate the range of loss, if any, that may result from these matters due to the early procedural status of the cases.

Civil Investigative Demand: On December 16, 2016, the Company received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to the Company’s influenza vaccination programs. The investigation concerns whether the Company’s provision of store coupons to its customers who received influenza vaccinations in its store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. The Company believes that its provision of the store coupons to its customers is an allowable incentive to encourage vaccinations. The Company is cooperating with the U.S. Attorney in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

Rodman: On June 17, 2011, a customer of Safeway’s home delivery business (safeway.com) filed a class action complaint in the United States District Court for the Northern District of California entitled Rodman v. Safeway Inc., alleging that Safeway had inaccurately represented on its home delivery website that the prices paid there were the same as the prices in the brick-and-mortar retail store.

F-57	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rodman asserted claims for breach of contract and unfair business practices under California law. The court certified a class for the breach of contract claim, but denied class treatment for the California business practices claims. On December 10, 2014, the court ruled that the terms and conditions on Safeway’s website should be construed as creating a contractual promise that prices on the website would be the same as in the stores and that Safeway had breached the contract by charging more on the website. On August 31, 2015, the court denied Safeway’s affirmative defenses and arguments for limiting liability, and determined that website registrants since 2006 were entitled to approximately $31.0 million in damages (which amount was reduced to $23.2 million to correct an error in the court’s calculation), plus prejudgment interest. The court then set a trial date of December 7, 2015 to determine whether pre-2006 registrants are entitled to any recovery. The parties thereafter stipulated to facts regarding the pre-2006 registration process, whereupon the court vacated the December trial date and extended its prior liability and damages rulings to class members who registered before 2006. Consequently, on November 30, 2015, the court entered a final judgment in favor of the plaintiff class in the amount of $41.9 million (comprised of $31.0 million in damages and $10.9 million in prejudgment interest). Safeway filed a Notice of Appeal from that judgment to the Ninth Circuit Court of Appeals on December 4, 2015. On April 6, 2016, Plaintiff moved for discovery sanctions against Safeway in the district court, seeking an additional $2.0 million. A hearing on the sanctions motion was held on August 25, 2016, and the court awarded sanctions against the Company in an amount under $1.0 million. The Company has established an estimated liability for these claims, but intends to contest both liability and damages on appeal.

Other Commitments

In the ordinary course of business, the Company enters into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

F-58	(Continued)

ALBERTSONS COMPANIES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14—OTHER COMPREHENSIVE INCOME OR LOSS

Total comprehensive earnings are defined as all changes in member equity during a period, other than those from investments by or distributions. Generally, for the Company, total comprehensive income equals net income plus or minus adjustments for pension and other post-retirement liabilities, interest rate swaps and foreign currency translation adjustments, driven primarily by the Company’s equity method investment in Casa Ley.

While total comprehensive earnings are the activity in a period and are largely driven by net earnings in that period, accumulated other comprehensive income or loss (“AOCI”) represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. AOCI is primarily the cumulative balance related to pension and other post-retirement benefit adjustments, interest rate swaps and foreign currency translation adjustments. Changes in the AOCI balance by component are shown below (in millions):

	Fiscal 2016
	Total	Pension and Post- retirement benefit plan items	Interest rate swaps	Foreign currency translation adjustments	Other
Beginning AOCI balance	$(112.7)	$(2.3)	$(67.5)	$(45.6)	$2.7
Other comprehensive income (loss) before reclassifications	68.6	102.8	1.4	(34.2)	(1.4)
Amounts reclassified from Accumulated other comprehensive income	53.0	2.5	50.5	—	—
Tax (expense) benefit	(21.7)	(23.3)	(12.5)	13.7	0.4

Current-period other comprehensive income (loss), net	99.9	82.0	39.4	(20.5)	(1.0)

Ending AOCI balance	$(12.8)	$79.7	$(28.1)	$(66.1)	$1.7

	Fiscal 2015
	Total	Pension and Post- retirement benefit plan items	Interest rate swaps	Foreign currency translation adjustments	Other
Beginning AOCI balance	$59.6	$77.1	$(20.6)	$—	$3.1
Other comprehensive income (loss) before reclassifications	(304.7)	(120.5)	(107.7)	(75.5)	(1.0)
Amounts reclassified from Accumulated other comprehensive income	36.8	(4.0)	40.8	—	—
Tax benefit	95.6	45.1	20.0	29.9	0.6

Current-period other comprehensive income (loss), net	(172.3)	(79.4)	(46.9)	(45.6)	(0.4)

Ending AOCI balance	$(112.7)	$(2.3)	$(67.5)	$(45.6)	$2.7

NOTE 15—SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 19, 2017, which is the date of these Consolidated Financial Statements.

F-59	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries (the “Company”) as of January 3, 2015 and December 28, 2013, and the related consolidated statements of income, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the three years in the period ended January 3, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 3, 2015 and December 28, 2013, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, CA

March 3, 2015

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In millions, except per-share amounts)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012
Sales and other revenue	$36,330.2	$35,064.9	$35,161.5
Cost of goods sold	(26,648.2)	(25,833.4)	(25,932.4)

Gross profit	9,682.0	9,231.5	9,229.1
Operating and administrative expense	(9,147.5)	(8,680.0)	(8,593.7)

Operating profit	534.5	551.5	635.4
Interest expense	(198.9)	(273.0)	(300.6)
Loss on extinguishment of debt	(84.4)	(10.1)	—
Loss on foreign currency translation	(131.2)	(57.4)	—
Other income, net	45.0	40.6	27.4

Income before income taxes	165.0	251.6	362.2
Income taxes	(61.8)	(34.5)	(113.0)

Income from continuing operations, net of tax	103.2	217.1	249.2
Income from discontinued operations, net of tax	9.3	3,305.1	348.9

Net income before allocation to noncontrolling interests	112.5	3,522.2	598.1
Less noncontrolling interests	0.9	(14.7)	(1.6)

Net income attributable to Safeway Inc.	$113.4	$3,507.5	$596.5

Basic earnings per share:
Continuing operations	$0.44	$0.90	$1.01
Discontinued operations	$0.04	$13.63	$1.40

Total	$0.48	$14.53	$2.41

Diluted earnings per share:
Continuing operations	$0.44	$0.89	$1.00
Discontinued operations	$0.04	$13.49	$1.40

Total	$0.48	$14.38	$2.40

Weighted average shares outstanding—basic	228.8	239.1	245.6
Weighted average shares outstanding—diluted	230.7	241.5	245.9

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

(In millions)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012
Net income before allocation to noncontrolling interests	$112.5	$3,522.2	$598.1
Other comprehensive income (loss):
Translation adjustments, net of tax	0.2	(65.0)	(3.1)
Pension and post-retirement benefits adjustment to funded status, net of tax	(185.0)	179.5	(79.7)
Recognition of pension and post-retirement benefits actuarial loss, net of tax	31.8	66.3	69.5
Other, net of tax	0.2	(1.1)	1.0

Total other comprehensive (loss) income	(152.8)	179.7	(12.3)

Comprehensive (loss) income including noncontrolling interests	(40.3)	3,701.9	585.8
Comprehensive income (loss) attributable to noncontrolling interests	0.9	(14.7)	(1.6)

Comprehensive (loss) income attributable to Safeway Inc.	$(39.4)	$3,687.2	$584.2

See accompanying notes to consolidated financial statements.

F-62

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In millions, except per-share amounts)

	Year-end 2014	Year-end 2013
Assets
Current assets:
Cash and equivalents	$2,255.1	$4,647.3
Receivables	373.4	1,211.4
Merchandise inventories, net of LIFO reserve of $53.1 and $58.1	2,187.9	2,089.6
Income tax receivable	476.1	—
Prepaid expenses and other current assets	277.1	371.5
Assets held for sale	39.5	143.9

Total current assets	5,609.1	8,463.7

Property:
Land	1,376.8	1,583.2
Buildings	5,666.7	5,774.0
Leasehold improvements	2,804.1	2,836.2
Fixtures and equipment	6,517.9	6,979.1
Property under capital leases	708.3	550.2

	17,073.8	17,722.7
Less accumulated depreciation and amortization	(10,297.3)	(10,185.2)

Total property, net	6,776.5	7,537.5
Goodwill	330.9	464.5
Investment in unconsolidated affiliate	205.8	196.1
Other assets	454.7	557.7

Total assets	$13,377.0	$17,219.5

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of notes and debentures	$3.2	$252.9
Current obligations under capital leases	94.7	49.3
Accounts payable	1,609.6	3,376.4
Accrued salaries and wages	449.8	419.4
Deferred income taxes	29.4	—
Income taxes payable	—	1,135.2
Other accrued liabilities	566.8	623.2

Total current liabilities	2,753.5	5,856.4

Long-term debt:
Notes and debentures	2,472.9	3,515.3
Obligations under capital leases	429.1	375.5

Total long-term debt	2,902.0	3,890.8
Dominick’s multiemployer pension plan withdrawal liability	455.0	294.8
Pension and post-retirement benefit obligations	765.0	451.4
Accrued claims and other liabilities	1,051.1	851.0

Total liabilities	7,926.6	11,344.4
Commitments and contingencies
Stockholders’ equity:
Common stock: par value $0.01 per share; 1,500 shares authorized; 245.8 and 244.2 shares issued	2.5	2.4
Additional paid-in capital	2,051.3	1,981.9
Treasury stock at cost: 14.4 and 14.1 shares	(491.8)	(480.6)
Accumulated other comprehensive loss	(421.7)	(271.1)
Retained earnings	4,310.1	4,586.9

Total Safeway Inc. equity	5,450.4	5,819.5
Noncontrolling interest	—	55.6

Total equity	5,450.4	5,875.1

Total liabilities and stockholders’ equity	$13,377.0	$17,219.5

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012
Operating Activities:
Net income before allocation to noncontrolling interest	$112.5	$3,522.2	$598.1
Income from discontinued operations, net of tax	(9.3)	(3,305.1)	(348.9)

Income from continuing operations, net of tax	103.2	217.1	249.2
Reconciliation to net cash flow from operating activities:
Depreciation expense	921.5	922.2	952.8
Loss on foreign currency	131.2	57.4	—
Property impairment charges	56.1	35.6	33.6
Share-based employee compensation	24.7	50.4	48.4
LIFO (income) expense	(5.0)	(14.3)	0.7
Equity in earnings of unconsolidated affiliate	(16.2)	(17.6)	(17.5)
Net pension and post-retirement benefits expense	76.2	114.8	129.0
Contributions to pension and post-retirement benefit plans	(13.3)	(56.3)	(110.3)
Gain on sale of PDC	(22.0)	—	—
Gain on property dispositions and lease exit costs, net	(38.8)	(51.2)	(48.3)
Loss on extinguishment of debt	84.4	10.1	—
Increase in accrued claims and other liabilities	26.2	9.2	60.5
Deferred income taxes	89.6	(276.6)	(36.1)
Other	20.8	36.9	20.2
Changes in working capital items:
Receivables	16.5	(32.0)	20.3
Inventories at FIFO cost	(128.1)	(76.5)	(107.4)
Prepaid expenses and other current assets	63.4	(49.5)	(20.5)
Income taxes	(90.6)	71.0	(54.3)
Payables and accruals	87.9	120.7	106.2

Net cash flow from operating activities—continuing operations	1,387.7	1,071.4	1,226.5
Net cash flow (used by) from operating activities—discontinued operations	(2,008.9)	230.1	343.2

Net cash flow (used by) from operating activities	(621.2)	1,301.5	1,569.7

Investing Activities:
Cash paid for property additions	(711.2)	(738.2)	(800.1)
Proceeds from sale of PDC	637.2	—	—
Proceeds from sale of property	99.2	220.3	263.0
Proceeds from company-owned life insurance policies	—	68.7	—
Restricted cash proceeds from the sale of PDC	(61.9)	—	—
Increase in restricted cash	(40.0)	—	—
Release of restricted cash for payment of mortgage	40.0	—	—
Advances to Blackhawk	(27.7)	—	—
Other	(51.2)	6.5	(56.1)

Net cash flow used by investing activities—continuing operations	(115.6)	(442.7)	(593.2)
Net cash flow from investing activities—discontinued operations	226.1	5,352.3	21.2

Net cash flow from (used by) investing activities	110.5	4,909.6	(572.0)

F-64	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012
Financing Activities:
Additions to long-term borrowings	$239.8	$785.5	$3,508.1
Proceeds from PDC sale for development properties recorded (See Note D)	120.1	—	—
Principal payments on long-term borrowings	(1,731.7)	(2,171.5)	(3,390.6)
Payments of debt extinguishment costs	(82.0)	(11.0)	—
Purchase of treasury stock	—	(663.7)	(1,274.5)
Dividends paid	(251.8)	(181.4)	(163.9)
Net proceeds from exercise of stock options	29.7	240.1	3.8
Excess tax benefit from share-based employee compensation	15.4	6.7	1.3
Other	(11.6)	(8.6)	(13.3)

Net cash flow used by financing activities—continuing operations	(1,672.1)	(2,003.9)	(1,329.1)
Net cash flow (used by) from financing activities—discontinued operations	(54.9)	157.7	(44.7)

Net cash flow used by financing activities	(1,727.0)	(1,846.2)	(1,373.8)

Effect of changes in exchange rates on cash	(154.5)	(69.8)	(1.1)

(Decrease) increase in cash and equivalents	(2,392.2)	4,295.1	(377.2)

Cash and Equivalents:
Beginning of year	4,647.3	352.2	729.4

End of year	$2,255.1	$4,647.3	$352.2

Other Cash Information—Continuing and Discontinued Operations:
Cash payments during the year for:
Interest	$218.5	$289.2	$322.3
Income taxes, net of refunds	1,397.7	497.2	380.9

Non-Cash Investing and Financing Activities—Continuing and Discontinued Operations:
Capital lease obligations entered into	$180.0	$78.0	$48.1
Purchases of property, plant and equipment included in accounts payable	71.8	128.3	107.8
Mortgage notes assumed in property additions	—	—	42.9

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In millions, except per-share amounts)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012
Common Stock:
Balance, beginning of year	$2.4	$6.1	$6.0
Options exercised	0.1	—	0.1
Retirement of treasury stock(1)	—	(3.7)	—

Balance, end of year	2.5	2.4	6.1

Additional Paid-In Capital:
Balance, beginning of year	1,981.9	4,505.6	4,463.9
Share-based employee compensation	27.7	59.1	55.1
Options exercised/cancelled, net	40.4	210.6	(11.9)
Initial public offering of Blackhawk, net	—	161.5	—
Retirement of treasury stock(1)	—	(2,989.0)	—
Other(2)	1.3	34.1	(1.5)

Balance, end of year	2,051.3	1,981.9	4,505.6

Treasury Stock:
Balance, beginning of year	(480.6)	(9,119.8)	(7,874.4)
Purchase of treasury stock	—	(663.7)	(1,240.3)
Retirement of treasury stock(1)	—	9,313.4	—
Other	(11.2)	(10.5)	(5.1)

Balance, end of year	(491.8)	(480.6)	(9,119.8)

Retained Earnings:
Balance, beginning of year	4,586.9	7,585.6	7,151.1
Net income attributable to Safeway Inc.	113.4	3,507.5	596.5
Cash dividends declared ($0.890, $0.775 and $0.670 per share)	(205.8)	(185.5)	(162.0)
Distribution of Blackhawk(3)	(184.4)	—	—
Retirement of treasury stock(1)	—	(6,320.7)	—

Balance, end of year	4,310.1	4,586.9	7,585.6

Accumulated Other Comprehensive Loss:
Balance, beginning of year	(271.1)	(73.8)	(61.5)
Translation adjustments	0.2	(65.0)	(3.1)
Pension and post-retirement benefits adjustment to funded status (net of tax of $118.5, $87.1 and $45.5)	(185.0)	179.5	(79.7)
Recognition of pension and post-retirement benefits actuarial loss (net of tax of $20.5, $38.7 and $40.5)	31.8	66.3	69.5
Distribution of Blackhawk(3)	2.2	—	—
Sale of Canada Safeway Limited(4)	—	(377.0)	—
Other (net of tax of $0.2, $0.6 and $0.5)	0.2	(1.1)	1.0

Balance, end of year	(421.7)	(271.1)	(73.8)

F-66	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In millions, except per-share amounts)

	53 Weeks 2014	52 Weeks 2013	52 Weeks 2012
Noncontrolling Interests:
Balance, beginning of year	$55.6	$5.5	$6.0
Noncontrolling interests acquired through Blackhawk’s acquisition of Retailo	—	6.9	—
Net earnings attributable to noncontrolling interests, net of tax	(0.9)	14.7	1.6
Distribution of Blackhawk(3)	(56.3)	—	—
Other(2)	1.6	28.5	(2.1)

Balance, end of year	—	55.6	5.5

Total Equity	$5,450.4	$5,875.1	$2,909.2

	Number of Shares Issued
Common Stock:
Balance, beginning of year	244.2	605.3	604.5
Options exercised	1.7	9.6	0.1
Restricted stock grants, net of forfeitures	(0.1)	0.5	0.7
Performance share awards	—	0.4	—
Retirement of treasury stock(1)	—	(371.6)	—

Balance, end of year	245.8	244.2	605.3

	Number of Shares
Treasury Stock:
Balance, beginning of year	(14.1)	(365.8)	(307.9)
Purchase of treasury stock	—	(19.5)	(57.6)
Retirement of treasury stock(1)	—	371.6	—
Other	(0.3)	(0.4)	(0.3)

Balance, end of year	(14.4)	(14.1)	(365.8)

(1)	Safeway retired 371.6 million shares in 2013. See Note L under the caption “Retirement of Treasury Stock.”
(2)	Fiscal 2013 primarily results from Blackhawk IPO.
(3)	Safeway distributed its remaining shares of Blackhawk to Safeway stockholders in 2014. See Note B.
(4)	Safeway completed the sale of CSL in 2013. See Note B.

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note A: The Company and Significant Accounting Policies

The Company Safeway Inc. (“Safeway” or the “Company”) is one of the largest food and drug retailers in the United States, with 1,326 stores as of year-end 2014. Safeway’s U.S. retail operations are located principally in California, Hawaii, Oregon, Washington, Alaska, Colorado, Arizona, Texas, and the Mid-Atlantic region. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities. The Company also owns and operates GroceryWorks.com Operating Company, LLC, an online grocery channel, doing business under the names Safeway.com and Vons.com (collectively “Safeway.com”).

On January 30, 2015, Safeway was acquired by AB Acquisition LLC (“AB Acquisition”) pursuant to an Agreement and Plan of Merger (as amended on April 7, 2014 and on June 13, 2014, the “Merger Agreement”), with AB Acquisition LLC , Albertson’s Holdings LLC (“Albertsons Holdings”), a subsidiary of AB Acquisition, Albertson’s LLC (“Albertson’s LLC”), a subsidiary of Albertsons Holdings, and Saturn Acquisition Merger Sub, Inc. (“Merger Sub” and together with AB Acquisition, Albertsons Holdings and Albertson’s LLC, “Albertsons”), a subsidiary of Albertsons Holdings, in a transaction hereinafter referred to as the “Merger.” See Note V to the consolidated financial statements for additional information. Unless otherwise noted, these consolidated financial statements and accompanying notes do not give effect to the Merger.

On December 23, 2014, Safeway and its wholly-owned real-estate development subsidiary, Property Development Centers, LLC (“PDC”), sold substantially all of the net assets of PDC to Terramar Retail Centers, LLC (“Terramar”). Due to leasing back certain properties, Safeway will have significant continuing involvement with a number of the properties subsequent to the sale of PDC. Therefore, the operating results are not reported in discontinued operations in the consolidated statements of income. See Note D to the consolidated financial statements for additional information.

Blackhawk Network Holdings, Inc. (“Blackhawk”) was a majority-owned subsidiary of Safeway until Safeway completed the distribution of 37.8 million shares of Blackhawk stock that it owned to its stockholders on April 14, 2014. The operating results of Blackhawk are reported as discontinued operations in the consolidated statements of income for all periods presented. See Note B to the consolidated financial statements for additional information.

During the fourth quarter of 2013, the Company exited the Chicago market, where it operated 72 Dominick’s stores. The operating results of Dominick’s are reported as discontinued operations in the consolidated statements of income for all periods presented. In addition, certain assets and liabilities associated with Dominick’s are reported as assets and liabilities held for sale at December 28, 2013 and some Dominick’s properties continued to be classified as held for sale at January 3, 2015. See Note B to the consolidated financial statements for additional information.

On November 3, 2013, Safeway completed the sale of substantially all of the net assets of Canada Safeway Limited (“CSL” now known as CSL IT Services ULC) to Sobeys Inc. (“Sobeys”), a wholly-owned subsidiary of Empire Company Limited. As a result, the operating results of CSL are reported as discontinued operations in the consolidated statements of income for all periods presented. See Note B to the consolidated financial statements for additional information.

Unless otherwise indicated, the notes accompanying the consolidated financial statements reflect the Company’s continuing operations.

The Company also has a 49% ownership interest in Casa Ley, S.A. de C.V. (“Casa Ley”), which operates 206 food and general merchandise stores in Western Mexico. See Note V.

F-68	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Basis of Presentation The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in consolidation. The Company’s investment in Casa Ley is reported using the equity method. Safeway’s equity in earnings of Casa Ley is based on financial information prepared in accordance with accounting principles generally accepted in the United States and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway’s consolidated results until the following reporting period.

Fiscal Year The Company’s fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 53-week period ended January 3, 2015 (“fiscal 2014” or “2014”), the 52-week period ended December 28, 2013 (“fiscal 2013” or “2013”) and the 52-week period ended December 29, 2012 (“fiscal 2012” or “2012”).

Correction to Cash Flow Classification Subsequent to the issuance of the fiscal 2013 consolidated financial statements, the Company determined that the $57.4 million loss on foreign currency translation within the 2013 consolidated statement of cash flows was reflected as a reduction in net cash flow from operating activities, and should not have reduced operating cash flow for U.S. GAAP purposes. As a result, the 2013 presentation has been corrected to increase cash flows from operating activities—continuing operations by $57.4 million with an offset to the line item Effect of changes in exchange rates on cash. Safeway assessed the materiality of this adjustment on previously issued financial statements in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 99 and concluded that the correction was not material. This correction results in no other changes to the consolidated financial statements and had no effect on the change in cash or ending cash.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies Assets and liabilities of the Company’s foreign subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars, net of applicable income taxes, are included as a separate component in the statement of comprehensive income, within accumulated other comprehensive income in the consolidated balance sheets and within the consolidated statements of stockholders’ equity.

After the net asset sale of Canadian operations (“Sale of Canadian Operations”), the adjustments resulting from translation of retained assets and liabilities denominated in Canadian dollars are included in the statement of income as a foreign currency gain or loss. Foreign currency loss was $131.2 million in fiscal 2014 and $57.4 million in fiscal 2013. The Company made a reclassification on the 2013 consolidated statement of cash flows to correct the classification of the loss on foreign currency.

Revenue Recognition Retail store sales are recognized at the point of sale. Sales tax is excluded from revenue. Internet sales are recognized when the merchandise is delivered to the

F-69	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

customer. Discounts provided to customers in connection with loyalty cards are accounted for as a reduction of sales.

Safeway records a deferred revenue liability when it sells Safeway gift cards. Safeway records a sale when a customer redeems the gift card. Safeway gift cards do not expire. The Company reduces the liability and increases other revenue for the unused portion of gift cards (“breakage”) after two years, the period at which redemption is considered remote. Breakage amounts were $1.8 million, $1.9 million and $1.8 million in 2014, 2013 and 2012, respectively.

Cost of Goods Sold Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs of Safeway’s distribution network. All vendor allowances are recorded as a reduction of cost of goods when earned. Advertising and promotional expenses are also included as a component of cost of goods sold. Such costs are expensed in the period the advertisement occurs. Advertising and promotional expenses totaled $325.5 million in 2014, $371.6 million in 2013 and $415.9 million in 2012.

Cash and Equivalents Cash and equivalents include short-term investments with original maturities of less than three months and credit and debit card sales transactions which settle within a few business days of year end.

There were no book overdrafts included in accounts payable at year-end 2014. At year-end 2013, book overdrafts of $84.5 million were included in accounts payable.

Receivables Receivables include pharmacy and miscellaneous trade receivables.

Merchandise Inventories Merchandise inventory of $1,755.3 million at year-end 2014 and $1,643.2 million at year-end 2013 is valued at the lower of cost on a last-in, first-out (“LIFO”) basis or market value. Such LIFO inventory had a replacement or current cost of $1,808.4 million at year-end 2014 and $1,701.3 million at year-end 2013. Liquidations of LIFO layers during the three years reported did not have a material effect on the results of operations. The remaining inventory consists primarily of perishables, pharmacy and fuel inventory. Perishables are counted every four weeks and are carried at the last purchased cost or the last four-week average cost, which approximates first-in, first-out (“FIFO”) cost. Pharmacy and fuel inventories are carried at the last purchased cost, which approximates FIFO cost. The Company records an inventory shrink adjustment upon physical counts and also provides for estimated inventory shrink adjustments for the period between the last physical inventory and each balance sheet date.

Property and Depreciation Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings	7 to 40 years
Fixtures and equipment	3 to 15 years

Safeway capitalizes eligible costs to acquire or develop internal-use software that are incurred during the application development stage as part of fixtures and equipment. Capitalized costs related to internal-use software are amortized using the straight-line method over the estimated useful lives of the assets.

F-70	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Property under capital leases and leasehold improvements is amortized on a straight-line basis over the shorter of the remaining terms of the leases or the estimated useful lives of the assets.

Company-Owned Life Insurance Policies Safeway has company-owned life insurance policies that have a cash surrender value. During 2013, Safeway borrowed against these policies. The Company has no current intention of repaying the loans prior to maturity or cancellation of the policies. Therefore, we offset the cash surrender value by the related loans. At January 3, 2015, the cash surrender value of the policies was $57.1 million, and the balance of the policy loans was $40.7 million, resulting in a net cash surrender value of $16.4 million. At December 28, 2013, the cash surrender value of the policies was $58.5 million, and the balance of the policy loans was $40.9 million, resulting in a net cash surrender value of $17.6 million.

Employee Benefit Plans The Company recognizes in its consolidated balance sheet an asset for its employee benefit plan’s overfunded status or a liability for underfunded status. The Company measures plan assets and obligations that determine the funded status as of fiscal year end. See Note N.

Self-Insurance The Company is primarily self-insured for workers’ compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, and is discounted using a risk-free rate of interest. The present value of such claims was calculated using a discount rate of 1.50% in 2014, 1.75% in 2013 and 0.75% in 2012.

A summary of changes in Safeway’s self-insurance liability is as follows (in millions):

	2014	2013	2012
Beginning balance	$432.7	$480.1	$470.9
Expense, including the effect of discount rate	153.9	98.6	151.6
Claim payments	(151.2)	(137.2)	(142.5)
Disposal of discontinued operations	—	(8.8)	—
Currency translation	—	—	0.1
Reclass insurance recoveries to receivable	25.2	—	—

Ending balance	460.6	432.7	480.1

Less current portion	(113.3)	(108.6)	(137.4)

Long-term portion	$347.3	$324.1	$342.7

Beginning in 2014, the Company has recorded estimated insurance recoveries as a receivable, rather than netting the recoveries against the liability.

The current portion of the self-insurance liability is included in other accrued liabilities, and the long-term portion is included in accrued claims and other liabilities in the consolidated balance sheets. The total undiscounted liability, net of insurance receivables, was $477.4 million at year-end 2014 and $477.2 million at year-end 2013.

Deferred Rent

Rent Escalations.    The Company recognizes escalating rent provisions on a straight-line basis over the lease term.

F-71	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Rent Holidays.    Certain of the Company’s operating leases contain rent holidays. For these leases, Safeway recognizes the related rent expense on a straight-line basis starting at the earlier of the first rent payment or the date of possession of the leased property. The difference between the amounts charged to expense and the rent paid is recorded as deferred lease incentives and amortized over the lease term.

Income Taxes Income tax expense or benefit reflects the amount of taxes payable or refundable for the current year, the impact of deferred tax liabilities and deferred tax assets, accrued interest on tax deficiencies and refunds and accrued penalties on tax deficiencies. Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments of realizable deferred tax assets.

Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon settlement. The Company is subject to periodic audits by the Internal Revenue Service and other foreign, state and local taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company’s effective tax rate and cash flows in future years.

Financial Instruments

Interest rate swaps.    The Company has, from time to time, entered into interest rate swap agreements to change its portfolio mix of fixed- and floating-rate debt to more desirable levels. Interest rate swap agreements involve the exchange with a counterparty of fixed- and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company’s counterparties have been major financial institutions.

Energy contracts.    The Company has entered into contracts to purchase electricity and natural gas at fixed prices for a portion of its energy needs. Safeway expects to take delivery of the electricity and natural gas in the normal course of business. Contracts that qualify for the normal purchase exception under derivatives and hedging accounting guidance are not marked to market. Energy purchased under these contracts is expensed as delivered.

Fair Value of Financial Instruments Disclosures of the fair value of certain financial instruments are required, whether or not recognized in the balance sheet. The Company estimated the fair values

F-72	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

presented below using appropriate valuation methodologies and market information available as of year end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values were estimated at year end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable.    The carrying amount of these items approximates fair value.

Short-term investments.    These investments are readily convertible to cash, and the carrying amount of these items approximates fair value.

Notes receivables.    The Company’s notes receivables, included in other assets, are comprised primarily of notes receivable resulting from the sale of real estate. The fair value of note receivables is estimated by discounting expected future cash flows using interest rates, adjusted for credit risk, at which similar loans could be made under current market conditions. The carrying value of notes receivables, which approximates fair value, was $108.0 million at January 3, 2015 and $101.0 million at December 28, 2013. Approximately $27.7 million of the notes receivables at January 3, 2015 were Safeway advances to Blackhawk. These advances funded Blackhawk’s estimated tax payments on the distribution of Blackhawk shares which are explained in Note B under the caption “Blackhawk”. With the closing of the Merger on January 30, 2015, Blackhawk is not required to repay these advances.

Long-term debt, including current maturities.    Market values quoted in public markets are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted in public markets, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments.

Store Lease Exit Costs and Impairment Charges Safeway regularly reviews its stores’ operating performance and assesses the Company’s plans for certain store and plant closures. Losses related to the impairment of long-lived assets are recognized when expected future cash flows are less than the asset’s carrying value. The Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to estimated fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of return. The Company calculates impairment on a store-by-store basis. These provisions are recorded as a component of operating and administrative expense.

When stores that are under long-term leases close, the Company records a liability for the future minimum lease payments and related ancillary costs, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a risk-adjusted rate of interest. This liability is recorded at the time the store is closed. Activity included in the reserve for store lease exit costs is disclosed in Note E.

F-73	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accumulated Other Comprehensive Loss Accumulated other comprehensive loss, net of applicable taxes, consisted of the following at year-end (in millions):

	2014	2013	2012
Translation adjustments	$(136.4)	$(139.0)	$399.0
Pension and post-retirement benefits adjustment to funded status	(588.0)	(403.0)	(737.8)
Recognition of pension and post-retirement benefits actuarial loss	304.1	272.5	265.5
Other	(1.4)	(1.6)	(0.5)

Total	$(421.7)	$(271.1)	$(73.8)

At the closing of the Sale of Canadian Operations, the Company recorded the related balance of cumulative translation adjustment, pension and post-retirement benefit adjustment to funded status and recognition of pension and post-retirement benefits actuarial loss which related to CSL as part of the gain on the sale. See Note B.

Stock-Based Employee Compensation Safeway accounts for all share-based payments to employees, including grants of employee stock options, as compensation cost based on the fair value on the date of grant. The Company determines fair value of such awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently assessing the potential impact of ASU No. 2014-09 on its financial statements.

On April 10, 2014, the FASB issued ASU No. 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU No. 2014-08 changes the criteria for reporting discontinued operations and modifies related disclosure requirements. The new guidance is effective on a prospective basis for fiscal years beginning after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. The Company is currently assessing the future impact of ASU No. 2014-08 on its financial statements.

F-74	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note B: Assets and Liabilities Held for Sale and Discontinued Operations

Assets and Liabilities Held for Sale In the fourth quarter of 2013, the Company announced its intention to exit the Chicago market, where it operated 72 Dominick’s stores. During the fourth quarter of 2013, the Company sold or closed its Dominick’s stores. Certain Dominick’s properties were classified as held for sale at December 28, 2013, and some Dominick’s properties continued to be classified as held for sale at January 3, 2015. Additionally, the Company had other real estate assets held for sale. Assets and liabilities held for sale at January 3, 2015 and December 28, 2013 were as follows (in millions):

	January 3, 2015	December 28, 2013
Assets held for sale:
Dominick’s property, net, held for sale	$5.6	$136.7
Other United States real estate assets held for sale	33.9	7.2

Total assets held for sale	$39.5	$143.9

	January 3, 2015	December 28, 2013
Liabilities held for sale:
Dominick’s
Deferred gain on property dispositions	$—	$9.0
Obligations under capital leases	—	5.2
Deferred rent	—	2.6
Other liabilities	—	1.4

Total liabilities held for sale(1)	$—	$18.2

(1)	Included in Other Accrued Liabilities on the consolidated balance sheet.

F-75	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Discontinued Operations The notes to the consolidated financial statements exclude discontinued operations, unless otherwise noted. Historical financial information for CSL, Dominick’s and Blackhawk presented in the consolidated income statements has been reclassified to discontinued operations to conform to current-year presentation. The historical operating results of Genuardi’s stores have not been reflected in discontinued operations because the historical financial operating results were not material to the Company’s consolidated financial statements for all periods presented. Financial information for discontinued operations is shown below (in millions):

	2014	2013	2012
Sales and other revenue:
CSL(1)	$—	$5,447.9	$6,695.8
Dominick’s	7.3	1,394.8	1,465.2
Blackhawk(1)	305.6	1,074.2	906.8

Total	$312.9	$7,916.9	$9,067.8

(Loss) income from discontinued operations, before income taxes:
CSL(1)	$—	$286.2	$442.3
Dominick’s(2)	(186.8)	(92.0)	(50.4)
Blackhawk(1)	(4.4)	84.4	74.2

Total	$(191.2)	$278.6	$466.1

Gain (loss) on sale or disposal of operations, net of lease exit costs and transaction costs, before income taxes:
CSL(3)	$(6.8)	$4,783.1	$—
Dominick’s(4)	140.9	(493.1)	—
Blackhawk	(5.9)	—	—
Genuardi’s	—	—	52.4

Total	$128.2	$4,290.0	$52.4

Total (loss) income from discontinued operations, before income taxes	$(63.0)	$4,568.6	$518.5
Income taxes on discontinued operations	72.3	(1,263.5)	(169.6)

Income from discontinued operations, net of tax	$9.3	$3,305.1	$348.9

(1)	For CSL, 2013 reflects 44 weeks of activity compared to 52 weeks in 2012. For Blackhawk, 2014 reflects 15 weeks of activity compared to 52 weeks in the prior years.
(2)	2014 includes charges of $159.4 million to increase the multiemployer pension withdrawal liability.
(3)	In accordance with ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” the Company transferred the cumulative translation adjustment relating to Canadian operations from Accumulated Other Comprehensive Loss on the balance sheet to gain on the Sale of Canadian Operations.
(4)	2013 includes a charge of $310.8 million for the estimated multiemployer pension plan withdrawal liability.

Sale of Canadian Operations On November 3, 2013, Safeway completed the Sale of Canadian Operations to Sobeys for CAD5.8 billion (USD5.6 billion) in cash plus the assumption of certain liabilities.

F-76	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Dominick’s During the fourth quarter of 2013, Safeway sold or closed all Dominick’s stores. Cash proceeds on the sale of these stores sold in fiscal 2013 were $72.2 million. Stores closed in 2013 but sold in fiscal 2014 had cash proceeds of $246.3 million. The sale of these stores resulted in a pre-tax gain of $140.9 million in fiscal 2014 and a pre-tax loss of $493.1 million in fiscal 2013, which includes a charge of $310.8 million for the estimated multiemployer pension plan withdrawal liability. During fiscal 2014, the Company increased the estimated multiemployer pension plan withdrawal liability by $159.4 million, which is included in loss from discontinued operations in the following table. See Note O for a discussion and reconciliation of this withdrawal liability.

Blackhawk On March 24, 2014, Safeway’s Board of Directors declared a special stock dividend to its stockholders of all of the 37.8 million shares of Class B common stock of Blackhawk owned by Safeway, representing approximately 94.2% of the total outstanding shares of Blackhawk’s Class B common stock and approximately 72% of the total number of shares of Blackhawk common stock of all classes outstanding. On April 14, 2014, Safeway distributed the special stock dividend to all Safeway stockholders of record as of April 3, 2014 (the “Record Date”). The distribution took place in the form of a pro rata dividend of Blackhawk Class B common stock to each Safeway stockholder of record as of the Record Date.

With the completion of the Merger subsequent to year-end, Safeway’s distribution of Blackhawk shares is taxable. Based on Safeway’s preliminary estimates and after the application of $82 million in tax payments previously made in connection with Safeway’s sale of shares in the initial public offering of Blackhawk’s Class A common stock in April 2013, Safeway expects that the distribution of Blackhawk shares will result in an incremental tax liability of approximately $360 million, which Safeway is required to fund. In accordance with generally accepted accounting principles, Safeway did not consider the probability of the Merger occurring and, therefore, has not recorded a liability for its obligation to fund Blackhawk’s tax obligation. During 2014, Safeway paid approximately $355 million of the incremental tax liability.

In addition, during 2014, Blackhawk made certain estimated tax payments to certain state tax jurisdictions. Safeway advanced approximately $27.7 million to Blackhawk to fund these estimated tax payments. Safeway recorded these advances as receivables on the condensed consolidated balance sheet because, in accordance with generally accepted accounting principles, Safeway did not consider the probability of the Merger occurring. In the event the Merger did not occur, Blackhawk would have been required to repay these advances to Safeway.

Genuardi’s In January 2012, Safeway announced the planned sale or closure of its Genuardi’s stores, located in the Eastern United States. These transactions were completed during 2012 with cash proceeds of $107.0 million and a pre-tax gain of $52.4 million ($31.9 million after tax).

Note C: Blackhawk

Initial Public Offering of Blackhawk On April 24, 2013, Blackhawk, a former Safeway subsidiary, completed its initial public offering of 11.5 million shares of its Class A common stock at $23.00 per share on the NASDAQ Global Select Market, which included the exercise by the underwriters for the offering of an option to purchase 1.5 million shares of Class A common stock. The offering consisted solely of shares offered by existing stockholders, including Safeway. As part of the IPO, Safeway sold 11.3 million shares of Class A common stock of Blackhawk for proceeds of $243.6 million ($238.0 million, net of professional service fees), reducing the Company’s ownership from

F-77	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

approximately 95% to approximately 73% of Blackhawk’s total outstanding shares of common stock. Safeway recorded these net proceeds as an increase to Additional Paid-In Capital and used these net proceeds to reduce debt. Additionally, the Company recorded a $76.5 million tax liability on the sale of these shares as a reduction to Additional Paid-In Capital and $5.8 million as an increase to tax expense. The taxes were paid in the fourth quarter of 2013. Additionally, Safeway incurred a $17.9 million deferred tax expense related to the retained shares in Blackhawk.

Distribution of Blackhawk Safeway owned 37.8 million shares, or approximately 72%, of Blackhawk, which the Company distributed to its stockholders on April 14, 2014. See Note B.

Acquisitions On November 29, 2013, Blackhawk acquired 100% of the outstanding common stock of Retailo, a German privately-held company which is a third-party gift card distribution network in Germany, Austria and Switzerland. Blackhawk acquired Retailo for total purchase consideration of $70.2 million. The following table summarizes the purchase price allocation which was based upon the estimated fair value of each asset and liability (in millions):

Settlement receivables	$18.1
Settlement payables	(14.8)
Other liabilities, net	(0.7)
Deferred income taxes, net	(7.4)
Identifiable technology and intangible assets	45.7
Noncontrolling interests	(6.9)
Goodwill(1)	36.2

Total consideration	$70.2

(1)	See Note D.

Noncontrolling interests result from third-party ownership interests in certain subsidiaries of Retailo.

On November 12, 2013, Blackhawk acquired substantially all of the net assets of InteliSpend from Maritz Holdings Inc., a privately-held company, for total purchase consideration of $97.5 million. InteliSpend delivers intelligent prepaid solutions for business needs: employee rewards, wellness, sales incentives, expense management and promotional programs. The following table summarizes the purchase price allocation which was based upon the estimated fair value of each asset and liability (in millions):

Cash and cash equivalents	$15.0
Trading securities	29.4
Accounts receivable	7.9
Cardholder liabilities	(31.4)
Customer deposits	(12.5)
Other tangible assets, net	(4.0)
Deferred taxes	(0.3)
Identifiable technology and intangible assets	39.2
Goodwill(1)	54.2

Total consideration	$97.5

(1)	See Note D.

F-78	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Blackhawk sold the trading securities for cash on the day after closing, and this sale is presented as an inflow from investing activities in the accompanying consolidated statements of cash flows.

Note D: Property Development Centers

On December 23, 2014, Safeway and its wholly owned real estate development subsidiary, PDC, sold substantially all of the net assets of PDC to Terramar. PDC’s assets were comprised of shopping centers that are completed or under development. Most of these centers included a grocery store that was leased back to Safeway. The sale was consummated pursuant to an Asset Purchase Agreement dated as of December 22, 2014 by and among Safeway, PDC and Terramar.

The following table summarizes the gain on this transaction (in millions).

Total cash proceeds	$759.0
Less proceeds for development properties recorded as Other Notes Payable	(120.1)
Less cash paid for prorates	(1.7)

Total cash proceeds classified as investing activities	637.2
Net book value	(464.9)

Total gain on sale of PDC	172.3
Less gain deferred on sale leasebacks(1)	(150.3)

Gain on sale of PDC	$22.0

(1)	Current portion of $25.3 million is included in other accrued liabilities, and the long-term portion of $125.0 million is included in accrued claims and other liabilities in the consolidated balance sheet at year-end 2014.

Due to leasing back certain of these properties, Safeway has significant continuing involvement with a number of the properties subsequent to the sale. As a result, Safeway deferred the gain on the sale of those properties. Under GAAP, Safeway is still considered the owner of certain properties consisting primarily of the properties under development. Consequently, proceeds of $120.1 million received for those properties have been recorded as Other Notes Payable and classified as a cash inflow from financing activities.

Safeway undertook the sale of PDC in connection with the Merger. See Note V.

Note E: Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization but must be evaluated for impairment.

Safeway tests goodwill for impairment annually (on the first day of the fourth quarter) or whenever events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying value.

The impairment test is a two-step process. In the first step, the Company determines if the fair value of the reporting units is less than the book value. Under generally accepted accounting

F-79	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

principles, a reporting unit is either the equivalent to, or one level below, an operating segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. Safeway’s operating segments are our retail divisions. Safeway’s reporting units are generally consistent with its operating segments.

Companies are allowed perform the first step of the two-step impairment process by assessing qualitative factors to determine whether events or circumstances exist which lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the totality of events and circumstances, we conclude that it is more likely than not that the fair value of our reporting units with goodwill is greater than the book value and, therefore, that there is no goodwill impairment.

If Safeway concludes that fair value is greater than the book value, Safeway does not have to proceed to step two, and Safeway can conclude there is no goodwill impairment. If the Company concludes that the fair value of a reporting unit is less than book value, the Company must perform step two, in which it calculates the implied fair value of goodwill and compares it to carrying value. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimated fair value of each reporting unit is based on an average of the guideline company method and the discounted cash flow method. These methods are based on historical and forecasted amounts specific to each reporting unit and consider sales, gross profit, operating profit and cash flows and general economic and market conditions, as well as the impact of planned business and operational strategies. Safeway bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Measuring the fair value of reporting units would constitute a Level 3 measurement under the fair value hierarchy. See Note I for a discussion of levels.

Based upon the results of our 2014, 2013 and 2012 analyses, no impairment of goodwill was indicated in 2014, 2013 or 2012.

F-80	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of changes in Safeway’s goodwill is as follows (in millions):

	2014	2013
	U.S.	U.S.	Canada	Total
Balance—beginning of year:
Goodwill	$4,455.8	$4,364.9	$97.9	$4,462.8
Accumulated impairment charges	(3,991.3)	(3,991.3)	—	(3,991.3)

	464.5	373.6	97.9	471.5

Activity during the year:
Distribution of Blackhawk Stock(2)	(133.6)	—	—	—
Disposal of CSL goodwill(1)	—	—	(97.9)	(97.9)
Blackhawk acquisition of Retailo(2)	—	36.2	—	36.2
Blackhawk acquisition of InteliSpend(2)	—	54.2	—	54.2
Translation adjustments	—	0.5	—	0.5

	(133.6)	90.9	(97.9)	(7.0)

Balance—end of year:
Goodwill	4,322.2	4,455.8	—	4,455.8
Accumulated impairment charges	(3,991.3)	(3,991.3)	—	(3,991.3)

	$330.9	$464.5	$—	$464.5

(1)	See Note B.
(2)	See Note C.

Note F: Store Lease Exit Costs and Impairment Charges

Impairment Write-Downs Safeway recognized impairment charges on the write-down of long-lived assets of $56.1 million in 2014, $35.6 million in 2013 and $33.6 million in 2012. These charges are included as a component of operating and administrative expense.

Store Lease Exit Costs The reserve for store lease exit costs includes the following activity for 2014, 2013 and 2012 (in millions):

	2014	2013	2012
Beginning balance	$181.0	$76.5	$77.0
Provision for estimated net future cash flows of additional closed stores(1)	1.2	6.1	19.4
Provision for estimated net future cash flows of Dominick’s closed stores(2)	—	113.6	—
Net cash flows, interest accretion, changes in estimates of net future cash flows(3)	(37.1)	(15.2)	(19.9)
Net cash flows, interest accretion, changes in estimates of net future cash flows for Dominick’s disposed stores(4)	(15.9)	—	—

Ending balance	$129.2	$181.0	$76.5

(1)	Estimated net future cash flows represents future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost

F-81	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

recoveries that may be achieved through subletting properties or through favorable lease terminations.
(2)	Estimated net future cash flows for Dominick’s stores closed during the fourth quarter of 2013.
(3)	Net cash flows, interest accretion, changes in estimates of net future cash flows for all stores other than Dominick’s stores disposed of in 2014.
(4)	Net cash flows, interest accretion, changes in estimates of net future cash flows for Dominick’s stores disposed of in 2014.

Store lease exit costs are included as a component of operating and administrative expense, with the exception of Dominick’s locations closed in the fourth quarter of 2013 which are included in the loss on disposal of operations. For all stores, the liability is included in accrued claims and other liabilities.

Note G: Financing

Notes and debentures were composed of the following at year end (in millions):

	2014	2013
Term credit agreement, unsecured	$—	$400.0
Mortgage notes payable, secured	4.7	46.8
5.625% Senior Notes due 2014, unsecured	—	250.0
3.40% Senior Notes due 2016, unsecured	80.0	400.0
6.35% Senior Notes due 2017, unsecured	100.0	500.0
5.00% Senior Notes due 2019, unsecured	500.0	500.0
3.95% Senior Notes due 2020, unsecured	500.0	500.0
4.75% Senior Notes due 2021, unsecured	400.0	400.0
7.45% Senior Debentures due 2027, unsecured	150.0	150.0
7.25% Senior Debentures due 2031, unsecured	600.0	600.0
Other notes payable, unsecured	141.4	21.4

	2,476.1	3,768.2
Less current maturities	(3.2)	(252.9)

Long-term portion	$2,472.9	$3,515.3

Commercial Paper During 2014, the average commercial paper borrowing was $28.5 million and had a weighted-average interest rate of 0.63%. During 2013, the average commercial paper borrowing was $43.9 million which had a weighted-average interest rate of 0.68%.

Bank Credit Agreement At January 3, 2015, the Company had a $1,500.0 million credit agreement (the “Credit Agreement”) with a syndicate of banks that was scheduled to terminate on June 1, 2015. The Credit Agreement provided to Safeway (i) a four-year revolving domestic credit facility of up to $1,250.0 million for U.S. dollar advances and (ii) a $400.0 million subfacility of the domestic facility for issuance of standby and commercial letters of credit. The Credit Agreement also provided for an increase in the credit facility commitments up to an additional $500.0 million, subject to the satisfaction of certain conditions. On June 30, 2014, the Company terminated a $250.0 million Canadian credit facility. The Credit Agreement contained various covenants that restricted, among other things and subject to certain exceptions, the ability of Safeway and its subsidiaries to incur certain liens, make certain asset sales, enter into certain mergers or amalgamations, engage in certain transactions with stockholders and affiliates and alter the character of its business from that conducted

F-82	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

on the closing date. The Credit Agreement also contained two financial maintenance covenants: (i) an interest coverage ratio that required Safeway not to permit the ratio of consolidated Adjusted EBITDA, as defined in the Credit Agreement, to consolidated interest expense to be less than 2.0:1.0, and (ii) a leverage ratio that required Safeway not to permit the ratio of consolidated total debt, less unrestricted cash in excess of $75.0 million, to consolidated Adjusted EBITDA, to exceed 3.5:1.0. As of January 3, 2015, the Company was in compliance with these covenant requirements. As of January 3, 2015, there were no borrowings, and letters of credit totaled $27.2 million under the Credit Agreement. Total unused borrowing capacity under the credit agreement was $1,472.8 million as of January 3, 2015.

U.S. borrowings under the credit agreement carried interest at one of the following rates selected by the Company: (1) the prime rate; (2) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the bank credit agreement plus a pricing margin based on the Company’s debt rating or interest coverage ratio (the “Pricing Margin”); or (3) rates quoted at the discretion of the lenders.

During 2014, the Company paid facility fees ranging from 0.15% to 0.225% on the total amount of the credit facility.

Issuances of Senior Unsecured Indebtedness The Company did not issue any senior unsecured debt in 2014 or 2013.

Redemption of Notes

Fiscal 2014 In August 2014, Safeway paid $802.7 million to redeem $320.0 million of the 3.40% Senior Notes due 2016 and $400.0 million of the 6.35% Senior Notes due 2017. The $802.7 million included principal payments of $720.0 million, make-whole premiums of $80.2 million and accrued interest of $2.5 million. Unamortized deferred finance fees of $2.2 million were also expensed.

In accordance with the Merger Agreement, the Company contributed $40.0 million in cash to PDC in the second quarter of 2014. This cash was to be held in a reserve account until the earlier to occur of (i) payment in full of the mortgage indebtedness encumbering a shopping center in Lahaina, Hawaii and (ii) the release of the Company from any guaranty obligations in connection with such indebtedness. During the third quarter of 2014, the Company deposited $40.0 million with a trustee and achieved a full legal defeasance of the mortgage indebtedness and was released from the guaranty obligations associated with such indebtedness. Therefore, during the third quarter of 2014, the Company extinguished the $40.8 million mortgage from the condensed consolidated balance sheet.

These transactions resulted in a loss on extinguishment of debt of $84.4 million in 2014, which consisted of $80.2 million in make-whole premiums on the Senior Notes, the write-off of $2.4 million of unamortized deferred finance fees and $1.8 million of third-party costs associated with the defeasance of the Lahaina mortgage.

Fiscal 2013 In the fourth quarter of 2013, the Company redeemed $500.0 million of 6.25% Senior Notes due March 15, 2014. This redemption resulted in a make-whole premium of $6.7 million, before tax.

In the fourth quarter of 2013, the Company deposited CAD304.5 million (USD292.2 million) in an account with the Trustee under the indenture governing the CAD300.0 million (USD287.9 million),

F-83	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.00% Second Series Notes due March 31, 2014. Safeway met the conditions for satisfaction and discharge of the Company’s obligations under the indenture and, as a result, extinguished the CAD300.0 million (USD287.9 million) notes and CAD304.5 million (USD292.2 million) cash from the consolidated balance sheet.

These transactions resulted in a loss on extinguishment of debt of $10.1 million in 2013, which consisted of make-whole premiums of $6.7 million and prepaid interest of $3.4 million.

Mortgage Notes Payable Mortgage notes payable at year-end 2014 have remaining terms ranging from less than four years to approximately seven years, had a weighted-average interest rate during 2014 of 8.10% and are secured by properties with a net book value of approximately $30.1 million.

Other Notes Payable Other notes payable at year-end 2014 have remaining terms ranging from one year to 21 years and had a weighted average interest rate of 7.16% during 2014. At year-end 2014, Other Notes Payable includes $120.1 million of proceeds for PDC properties where Safeway is still considered the owner under GAAP. See Note D.

Annual Debt Maturities As of year-end 2014, annual debt maturities (principal payments only) were as follows (in millions). Many of the notes payable include make-whole provisions:

2015	$3.2
2016	84.6
2017	105.0
2018	6.8
2019	505.1
Thereafter	1,771.4

$2,476.1

Letters of Credit The Company had letters of credit of $27.8 million outstanding at year-end 2014, of which $27.2 million were issued under the credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commissions ranging from 1.00% to 1.28% on the face amount of the letters of credit.

Fair Value At year-end 2014 and year-end 2013, the estimated fair value of debt, including current maturities, was $2,525.3 million and $3,949.7 million, respectively.

See Note V under the caption “Effect of Merger on Debt” for additional information.

Note H: Financial Instruments

Safeway manages interest rate risk through the strategic use of fixed- and variable-interest rate debt and, from time to time, interest rate swaps. The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. At year-end 2014, the Company had no interest rate swaps outstanding.

F-84	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note I: Fair Value Measurements

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3	Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The following table presents assets and liabilities which are measured at fair value on a recurring basis at January 3, 2015 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money market	$1,884.0	$1,884.0	$—	$—
Commercial paper	124.2	—	124.2	—
Short-term investments(1)	24.4	16.8	7.6	—
Non-current investments(2)	46.5	—	46.5	—

Total	$2,079.1	$1,900.8	$178.3	$—

Liabilities:
Contingent consideration(3)	$2.6	$—	$—	$2.6

Total	$2.6	$—	$—	$2.6

(1)	Included in Prepaid Expenses and Other Current Assets on the balance sheet.
(2)	Included in Other Assets on the balance sheet.
(3)	Included in Other Accrued Liabilities and Accrued Claims and Other Liabilities on the balance sheet.

A reconciliation of the beginning and ending balances for Level 3 liabilities for the year ended January 3, 2015 follows (in millions):

Contingent consideration
Balance, beginning of year	$2.9
Settlements	(0.3)

Balance, end of year	$2.6

F-85	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents assets and liabilities which are measured at fair value on a recurring basis at December 28, 2013 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents
Term deposits	$2,818.0	$—	$2,818.0	$—
Money market	449.0	449.0	—	—
Bankers’ acceptances	309.6	—	309.6	—
Commercial paper	274.0	—	274.0	—
Short-term investments(1)	81.0	42.0	39.0	—
Non-current investments(2)	38.0	—	38.0	—

Total	$3,969.6	$491.0	$3,478.6	$—

Liabilities:
Contingent consideration(3)	$2.9	$—	$—	$2.9

Total	$2.9	$—	$—	$2.9

(1)	Included in Prepaid Expenses and Other Current Assets on the balance sheet.
(2)	Included in Other Assets on the balance sheet.
(3)	Included in Accrued Claims and Other Liabilities on the balance sheet.

A reconciliation of the beginning and ending balances for Level 3 liabilities for the year ended December 28, 2013 follows (in millions):

Contingent consideration
Balance, beginning of year	$21.8
Settlements	(4.2)
Gains	(14.7)

Balance, end of year	$2.9

In determining the fair value of assets and liabilities, the Company maximizes the use of quoted market prices and minimizes the use of unobservable inputs. The Level 1 fair values are based on quoted market values for identical assets. The fair values of Level 2 assets and liabilities are determined using prices from pricing agencies and financial institutions that develop values based on observable inputs in active markets. Level 3 fair values are determined from industry valuation models based on externally developed inputs.

In connection with the Company’s evaluation of long-lived assets for impairment, certain long-lived assets were measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. Fair value of long-lived assets is determined by estimating the amount and timing of net future cash flows (including rental expense for leased properties, sublease rental income, common area maintenance costs and real estate taxes) and discounting them using a risk-adjusted rate of interest. Safeway estimates future cash flows based on its experience and knowledge of the

F-86	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

market in which the store is located and may use real estate brokers. During fiscal 2014, long-lived assets with a carrying value of $117.0 million were written down to their estimated fair value of $60.9 million, resulting in an impairment charge of $56.1 million. During fiscal 2013, long-lived assets with a carrying value of $63.5 million were written down to their estimated fair value of $27.9 million, resulting in an impairment charge of $35.6 million.

Note J: Lease Obligations

At year-end 2014, Safeway leased approximately 53% of its stores. Most leases have renewal options, typically with increased rental rates during the option period. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 2014, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

	Capital leases	Operating leases
2015	$128.9	$450.7
2016	118.0	424.8
2017	98.5	380.3
2018	70.1	328.7
2019	59.7	279.4
Thereafter	259.7	1,878.5

Total minimum lease payments	734.9	$3,742.4

Less amounts representing interest	(211.1)

Present value of net minimum lease payments	523.8

Less current obligations	(94.7)

Long-term obligations	$429.1

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by future minimum sublease rental income of $145.9 million.

Amortization expense for property under capital leases was $73.7 million in 2014, $46.1 million in 2013 and $26.3 million in 2012. Accumulated amortization of property under capital leases was $324.2 million at year-end 2014 and $251.9 million at year-end 2013.

The following schedule shows the composition of total rental expense for all operating leases (in millions):

	2014	2013	2012
Property leases:
Minimum rentals	$379.1	$365.5	$365.7
Contingent rentals(1)	8.8	7.3	7.7
Less rentals from subleases	(11.5)	(11.1)	(9.4)

	376.4	361.7	364.0
Equipment leases	11.8	20.4	20.4

	$388.2	$382.1	$384.4

F-87	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	In general, contingent rentals are based on individual store sales.

Note K: Interest Expense

Interest expense consisted of the following (in millions):

	2014	2013	2012
Commercial paper	$0.2	$3.2	$6.0
Bank credit agreement	2.7	1.9	1.7
Term credit agreement	2.3	7.3	8.7
Mortgage notes payable	1.7	2.7	1.8
5.80% Senior Notes due 2012	—	—	29.1
Floating Rate Senior Notes due 2013	—	4.3	2.7
3.00% Second Series Notes due 2014	—	7.4	9.0
6.25% Senior Notes due 2014	—	29.9	31.3
5.625% Senior Notes due 2014	8.7	14.1	14.1
3.40% Senior Notes due 2016	9.4	13.6	13.6
6.35% Senior Notes due 2017	22.3	31.8	31.8
5.00% Senior Notes due 2019	25.0	25.0	25.0
3.95% Senior Notes due 2020	19.7	19.7	19.7
4.75% Senior Notes due 2021	19.0	19.0	19.0
7.45% Senior Debentures due 2027	11.2	11.2	11.2
7.25% Senior Debentures due 2031	43.5	43.5	43.5
Other notes payable	1.6	1.8	1.7
Obligations under capital leases	33.8	38.0	39.7
Amortization of deferred finance costs	4.0	7.4	6.9
Interest rate swap agreements	—	—	(5.0)
Capitalized interest	(6.2)	(8.8)	(10.9)

	$198.9	$273.0	$300.6

Note L: Capital Stock

Shares Authorized and Issued Authorized preferred stock consists of 25.0 million shares, of which none were outstanding during 2014, 2013 or 2012. Authorized common stock consists of 1.5 billion shares at $0.01 par value per share. Common stock outstanding at year-end 2014 was 231.4 million shares (net of 14.4 million shares of treasury stock) and 230.1 million shares at year-end 2013 (net of 14.1 million shares of treasury stock).

Shares Repurchased The Company did not repurchase any common stock during 2014 under its stock repurchase program. Safeway repurchased 19.5 million shares at an average cost of $33.93 and a total cost of $663.7 million (including commissions) during 2013 and 57.6 million shares at an average cost of $21.51 and a total cost of $1,240.3 million (including commissions) during 2012.

Retirement of Treasury Stock In 2014, the Company did not retire any shares of its repurchased common stock. In 2013, the Company retired 371.6 million shares of its repurchased common stock. The par value of the repurchased shares was charged to common stock, with the excess purchase price over par value allocated between paid-in capital and retained earnings. In 2012, the Company did not retire any shares of its repurchased common stock.

F-88	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stock Option Plans Under Safeway’s stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date. Options generally vest over four or five years. Vested options are exercisable in part or in full at any time prior to the expiration date of six to 10 years from the date of the grant.

1999 Amended and Restated Equity Participation Plan Under the 1999 Amended and Restated Equity Participation Plan (the “1999 Plan”), options generally vest over four, five or seven years. Although the 1999 Plan remains in full force and effect, there will be no more grants under this plan. Vested options are exercisable in part or in full at any time prior to the expiration date of six to 10 years from the date of the grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares. The 2007 Equity and Incentive Award Plan (the “2007 Plan”) and the 2011 Equity and Incentive Award Plan (the “2011 Plan”), discussed below, succeed the 1999 Plan. See Note V for additional information.

2007 Equity and Incentive Award Plan In May 2007, the stockholders of Safeway approved the 2007 Plan. Under the 2007 Plan, Safeway may grant or issue stock options, stock appreciation rights, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. Safeway may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date. Options to purchase 8.1 million shares were available for grant at January 3, 2015 under this plan. Shares issued as a result of the 2007 Plan may be treasury shares, authorized but unissued shares or shares purchased in the open market. See Note V for additional information.

2011 Equity and Incentive Award Plan In May 2011, the stockholders of Safeway approved the 2011 Plan. Under the 2011 Plan, Safeway may grant or issue stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof to participants other than Safeway’s Chief Executive Officer. Safeway may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date. At January 3, 2015, 6.0 million shares of common stock were available for issuance under this plan. Shares issued as a result of the 2011 Plan may be treasury shares, authorized but unissued shares or shares purchased in the open market. See Note V for additional information.

Restricted Stock Awards and Restricted Stock Units The Company awarded 748,611 shares, 747,708 shares and 695,816 shares of restricted stock in 2014, 2013 and 2012, respectively, to certain officers and key employees. These shares vested over a period of between three to five years and were subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period. The amortization of restricted stock resulted in compensation expense for continuing operations of $25.5 million in 2014, $15.8 million in 2013 and $13.1 million in 2012. See Note V for additional information.

Performance Share Awards In 2014, 2013 and 2012, Safeway granted performance share awards to certain executives. These performance share awards, covering a target of approximately 2.7 million shares, vested over three years. The 2014 performance share awards were subject to the achievement of specified levels of revenue growth and return on invested capital, as modified based on the Company’s total stockholder return. The 2013 and 2012 performance share awards were subject to

F-89	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the achievement of earnings per share goals determined on a compound annual growth rate basis relative to the S&P 500. Safeway recorded expense of $3.5 million in 2014 related to the 2014 awards. The Company recorded expense of $14.9 million in 2013 and $9.8 million in 2012 related to the 2013 and 2012 awards based on the then expected achievement of the performance targets. In the second quarter of 2014, the Company determined that it no longer believed that achievement of the performance targets related to the 2013 and 2012 awards was probable. Accordingly, in the second quarter of 2014, the Company reversed $18.8 million of previously recorded expense on unvested performance shares.

Pursuant to the terms of the Merger Agreement, all of the performance shares vested upon closing of the Merger. However, in accordance with generally accepted accounting principles, Safeway did not consider the probability of the Merger occurring in recording stock-based compensation expense.

On January 30, 2015, subsequent to the fiscal 2014 year end and in connection with the Merger, all outstanding stock option awards, performance shares, restricted stock units and restricted stock awards issued pursuant to various stockholder-approved plans and a stockholder-authorized employee stock purchase plan were automatically canceled in exchange for the right to receive certain cash consideration.

Activity in the Company’s stock option plans for the year ended January 3, 2015 was as follows:

	Options	Weighted- average exercise price	Aggregate intrinsic value (in millions)
Outstanding, beginning of year	7,728,655	$21.85	$82.3

2014 Activity:
Granted	773,347	38.02
Canceled	(433,808)	22.29
Exercised	(1,913,866)	18.42

Outstanding, end of year	6,154,328	$19.95	$93.4

Exercisable, end of year(1)	2,869,781	$17.31	$51.1

Vested and expected to vest, end of year(2)	5,215,892	$19.38	$82.2

(1)	The remaining weighted-average contractual life of these options is 5.3 years.
(2)	The remaining weighted-average contractual life of these options is 6.6 years.

Weighted-average fair value of options granted during the year:

2012	$4.50
2013	6.67
2014	8.13

The total intrinsic value of options exercised was $30.7 million in 2014, $47.0 million in 2013 and $0.7 million in 2012. As of year-end 2014, there was $25.4 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 2.3 years.

F-90	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Additional Stock Plan Information Safeway accounts for stock-based employee compensation in accordance with generally accepted accounting principles for stock compensation. The Company determines fair value of such awards using the Black-Scholes option pricing model. The following weighted-average assumptions used, by year, to value Safeway’s grants are as follows:

	2014	2013	2012
Expected life (in years)	6.25	6.25 – 6.5	6.25 – 6.5
Expected stock volatility	27.9%	31.6% – 33.0%	30.6% – 33.9%
Risk-free interest rate	2.0%	1.1% – 2.1%	0.9% – 1.3%
Expected dividend yield during the expected term	2.8%	3.5% – 4.0%	2.8% – 3.7%

The expected term of the awards was determined utilizing the “simplified method” outlined in SEC Staff Accounting Bulletin No. 107 that utilizes the following formula: (vesting term + original contract term)/2. Expected stock volatility was determined based upon a combination of historical volatility for periods preceding the measurement date and estimates of implied volatility based upon open interests in traded option contracts on Safeway common stock. The risk-free interest rate was based on the yield curve in effect at the time the options were granted, using U.S. constant maturities over the expected life of the option. Expected dividend yield is based on Safeway’s dividend policy at the time the options were granted.

The following table summarizes information about unvested Safeway restricted stock as of January 3, 2015:

	Awards	Weighted- average grant date fair value
Unvested, beginning of year	2,232,263	$22.45
Granted	748,611	36.84
Vested	(761,233)	23.11
Canceled	(137,311)	25.63

Unvested, end of year	2,082,330	$27.12

At the date of vest, the fair value of restricted stock awards vested during the year was $28.7 million in 2014, $16.4 million in 2013 and $14.2 million in 2012. At January 3, 2015, there was $52.9 million of total unrecognized compensation cost related to non-vested restricted stock awards. The cost is expected to be recognized over a weighted average period of 2.7 years.

Total share-based compensation expenses for continuing operations recognized as a component of operating and administrative expense is as follows (in millions):

	2014	2013	2012
Share-based compensation expense	$24.7	$50.4	$48.4
Income tax benefit	(9.7)	(19.6)	(18.7)

Share-based compensation expense recognized in earnings, net of tax	$15.0	$30.8	$29.7

F-91	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note M: Taxes on Income

The components of income before income tax expense are as follows (in millions):

	2014	2013	2012
Domestic	$159.5	$258.3	$370.7
Foreign	5.5	(6.7)	(8.5)

	$165.0	$251.6	$362.2

The components of income tax expense are as follows (in millions):

	2014	2013	2012
Current:
Federal	$(33.9)	$301.7	$146.9
State	4.2	11.8	5.1
Foreign	1.9	(2.4)	(2.9)

	(27.8)	311.1	149.1

Deferred:
Federal	78.5	(273.9)	(35.4)
State	11.2	(2.7)	(0.7)
Foreign	(0.1)	—	—

	89.6	(276.6)	(36.1)

	$61.8	$34.5	$113.0

Reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company’s income taxes is as follows (dollars in millions):

	2014	2013	2012
Statutory rate	35%	35%	35%
Income tax expense using federal statutory rate	$57.8	$88.1	$126.8
State taxes on income net of federal benefit	9.9	5.9	2.9
Charitable donations of inventory	(9.2)	(9.6)	(4.3)
Federal tax credits	(4.0)	(11.2)	(2.2)
Reversal of deferred tax liability on life insurance	—	(17.2)	—
Equity earnings of foreign affiliate	3.6	(13.3)	(8.4)
Other	3.7	(8.2)	(1.8)

	$61.8	$34.5	$113.0

In 2013, Safeway withdrew $68.7 million from the accumulated cash surrender value of corporate-owned life insurance (“COLI”) policies purchased in the early 1980s and determined that a majority of the remaining cash surrender value would be received in the future through tax-free death benefits. Consequently, Safeway reversed deferred taxes on that remaining cash surrender value and reduced tax expense by $17.2 million.

F-92	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of the Company’s net deferred tax asset at year end are as follows (in millions):

	2014	2013
Deferred tax assets:
Pension liability	$391.4	$279.8
Workers’ compensation and other claims	184.3	152.0
Employee benefits	165.1	155.7
Accrued claims and other liabilities	90.4	92.4
Reserves not currently deductible	77.3	63.8
Federal deduction of state taxes	3.5	51.2
State tax credit carryforwards	21.7	21.3
Operating loss carryforwards	—	8.8
Other assets	45.6	9.5

	$979.3	$834.5

	2014	2013
Deferred tax liabilities:
Property	$(546.8)	$(430.0)
Inventory	(311.7)	(273.3)
Investment in Blackhawk	—	(17.9)
Investments in foreign operations	(10.9)	(6.5)

	(869.4)	(727.7)

Net deferred tax asset	$109.9	$106.8

Deferred tax assets and liabilities are reported in the balance sheet as follows (in millions):

	2014	2013
Current deferred tax assets(1)	$—	$51.8
Noncurrent deferred tax assets(2)	139.3	55.0
Current deferred tax liability	(29.4)	—
Noncurrent deferred tax liability	—	—

Net deferred tax asset	$109.9	$106.8

(1)	Included in Prepaid Expenses and Other Current Assets.
(2)	Included in Other Assets.

At January 3, 2015, the Company had state tax credit carryforwards of $34.6 million which expire in 2023.

At year-end 2014, no deferred tax liability has been recognized for the $180.0 million of unremitted foreign earnings because the Company intends to utilize those earnings in the foreign operations for an indefinite period of time. If Safeway did not consider these earnings to be indefinitely reinvested, the deferred tax liability would have been in the range of $50 million to $80 million at year-end 2014.

F-93	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in millions):

	2014	2013	2012
Balance at beginning of year	$137.5	$119.4	$161.3
Additions based on tax positions related to the current year	12.8	75.6	2.7
Reduction for tax positions of current year	—	(4.9)	—
Additions for tax positions of prior years	112.6	0.2	2.2
Reductions for tax positions of prior years	—	(47.1)	(46.9)
Foreign currency translation	—	(0.3)	0.1
Expiration of statute of limitations	—	(1.3)	—
Settlements	(0.2)	(4.1)	—

Balance at end of year	$262.7	$137.5	$119.4

As of January 3, 2015, December 28, 2013 and December 29, 2012, the balance of unrecognized tax benefits included tax positions of $132.8 million (net of tax), $60.1 million (net of tax) and $42.9 million (net of tax), respectively, that would reduce the Company’s effective income tax rate if recognized in future periods. The $132.8 million of tax positions as of January 3, 2015 include $125.1 million of tax positions related to discontinued operations and $7.7 million of tax positions related to continuing operations.

Continuing operations income tax expense in 2014, 2013 and 2012 included expense of $0.3 million (net of tax), benefit of $5.9 million (net of tax) and benefit of $5.6 million (net of tax), respectively, related to interest and penalties. As of January 3, 2015 and December 28, 2013, the Company’s accrual for net interest and penalties were receivables of $0.2 million and $5.2 million, respectively.

The Company and its domestic subsidiaries file income tax returns with federal, state and local tax authorities within the United States. The Company’s foreign affiliates file income tax returns in various foreign jurisdictions, the most significant of which are Canada and certain of its provinces. The Company expects that it will no longer be subject to federal income tax examinations for fiscal years before 2007, and is no longer subject to state and local income tax examinations for fiscal years before 2007. With limited exceptions, including proposed deficiencies which the Company is protesting, Safeway’s Canadian affiliates are no longer subject to examination by Canada and certain of its provinces for fiscal years before 2006.

The Company does not anticipate that total unrecognized tax benefits will change significantly in the next 12 months.

Note N: Employee Benefit Plans

Pension Plans The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multiemployer pension plans. Safeway recognizes the funded status of its retirement plans on its consolidated balance sheet.

Other Post-Retirement Benefits In addition to the Company’s pension plans, the Company sponsors plans that provide post-retirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the post-retirement medical plans. Safeway pays all the costs of the life insurance plans. The Company also sponsors a Retirement Restoration Plan that provides

F-94	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

death benefits and supplemental income payments for senior executives after retirement. All of these Other Post-Retirement Benefit Plans are unfunded.

Canadian Pension and Other Post-Retirement Plans Sobeys assumed Safeway’s Canadian pension and post-retirement plan obligations as part of the overall purchase of Safeway’s Canadian operations in November 2013. Accordingly, the activity in these plans is not included in this footnote unless otherwise noted.

Beginning in 2013, the Company maintains a defined contribution plan for Safeway’s continuing employees in Canada. The plan provides an annual retirement benefit into a fund that is managed by the employee. Plan contributions are based on the employees age, earnings and years of participation in the plan. The Company also makes discretionary contributions. Contributions to the defined contribution plan totaled $0.8 million in 2014 and $0.1 million in 2013.

The following table provides a reconciliation of the changes in the retirement plans’ benefit obligation and fair value of assets over the two-year period ended January 3, 2015 and a statement of the funded status as of year-end 2014 and year-end 2013 (in millions):

	Pension		Other Post-Retirement Benefits
	2014	2013	2014	2013
Change in projected benefit obligation:
Beginning balance	$2,023.4	$2,635.4	$79.5	$135.0
Service cost	42.5	42.0	0.9	0.7
Interest cost	96.4	85.4	3.4	3.2
Plan amendments	0.2	0.2		—
Actuarial loss (gain)	254.0	(56.3)	12.4	(5.0)
Plan participant contributions	—	—	0.9	1.0
Benefit payments	(172.5)	(133.3)	(7.3)	(7.2)
Change in projected benefit obligation related to CSL	—	(39.5)	—	1.3
Disposal of CSL	—	(510.5)	—	(49.5)

Ending balance	$2,244.0	$2,023.4	$89.8	$79.5

Change in fair value of plan assets:
Beginning balance	$1,644.2	$1,845.7	$—	$—
Actual return on plan assets	82.6	268.6	—	—
Employer contributions	6.9	50.1	6.4	6.2
Plan participant contributions	—	—	0.9	1.0
Benefit payments	(172.5)	(133.3)	(7.3)	(7.2)
Change in fair value of plan assets related to CSL	—	32.8	—	—
Disposal of CSL	—	(419.7)	—	—

Ending balance	$1,561.2	$1,644.2	$—	$—

Components of net amount recognized in financial position:
Other accrued liabilities (current liability)	$(1.1)	$(1.1)	$(6.4)	$(6.2)
Pension and post-retirement benefit obligations (non-current liability)	(681.7)	(378.1)	(83.4)	(73.3)

Funded status	$(682.8)	$(379.2)	$(89.8)	$(79.5)

F-95	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts recognized in accumulated other comprehensive income consist of the following (in millions):

	Pension		Other Post-Retirement Benefits
	2014	2013	2014	2013
Net actuarial loss	$611.8	$365.0	$22.9	$10.6
Prior service cost (credit)	4.8	14.3	(1.0)	(1.1)

	$616.6	$379.3	$21.9	$9.5

Information for Safeway’s pension plans, all of which have an accumulated benefit obligation in excess of plan assets as of year-end 2014 and 2013, is shown below (in millions):

	2014	2013
Projected benefit obligation	$2,244.0	$2,023.4
Accumulated benefit obligation	2,179.6	1,978.3
Fair value of plan assets	1,561.2	1,644.2

The following tables provide the components of net expense for the retirement plans and other changes in plan assets and benefit obligations recognized in other comprehensive income (in millions):

	Pension			Other Post-Retirement Benefits
Components of net expense:	2014	2013	2012	2014	2013	2012
Estimated return on plan assets	$(119.3)	$(107.9)	$(101.0)	$—	$—	$—
Service cost	42.5	42.0	40.3	0.9	0.7	0.6
Interest cost	96.4	85.4	91.8	3.4	3.2	3.6
Settlement loss	—	—	5.9	—	—	—
Curtailment loss	—	—	1.8	—	—	—
Amortization of prior service cost (credit)	9.7	12.8	15.3	(0.1)	(0.1)	(0.1)
Amortization of net actuarial loss	42.3	77.8	70.3	0.4	0.9	0.5

Net expense	$71.6	$110.1	$124.4	$4.6	$4.7	$4.6

Changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial loss (gain)	$290.6	$(216.9)	$97.8	$12.7	$(5.0)	$6.6
Recognition of net actuarial loss	(42.3)	(77.8)	(76.3)	(0.4)	(0.9)	(0.5)
Prior service credit	0.2	0.2	0.5	—	—	—
Recognition of prior service (cost) credit	(9.7)	(12.8)	(17.0)	0.1	0.1	0.1
Changes relating to discontinued operations	—	(55.5)	9.0	—	(3.0)	(5.0)

Total recognized in other comprehensive income	238.8	(362.8)	14.0	12.4	(8.8)	1.2

Total net expense and changes in plan assets and benefit obligations recognized in comprehensive income	$310.4	$(252.7)	$138.4	$17.0	$(4.1)	$5.8

F-96	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets. The Company uses its fiscal year-end date as the measurement date for its plans. In 2014, Safeway adopted the Society of Actuaries’ 2014 mortality rate table. This had the effect of increasing Safeway’s projected benefit obligation by $168 million.

The actuarial assumptions used to determine year-end projected benefit obligations for pension plans were as follows:

	2014	2013	2012
Discount rate:
United States plans	4.00%	4.90%	4.20%
Canadian plans	NA	NA	4.00%
Combined weighted-average rate	NA	NA	4.16%
Rate of compensation increase:
United States plans	3.00%	3.00%	3.00%
Canadian plans	NA	NA	2.75%

The actuarial assumptions used to determine net periodic benefit costs for pension plans were as follows:

	2014	2013	2012
Discount rate	4.90%	4.20%	4.94%
Expected return on plan assets:	7.50%	7.50%	7.75%
Rate of compensation increase	3.00%	3.00%	3.00%

The Company has adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company’s long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes actual allocations for Safeway’s plans at year-end:

		Plan assets
Asset category	Target	2014	2013
Equity	65%	65.8%	66.4%
Fixed income	35%	32.9%	31.9%
Cash and other	—	1.3%	1.7%

Total	100%	100.0%	100.0%

The investment policy also emphasizes the following key objectives: (1) maintain a diversified portfolio among asset classes and investment styles; (2) maintain an acceptable level of risk in pursuit of long-term economic benefit; (3) maximize the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintain adequate controls over administrative costs.

F-97	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Expected return on pension plan assets is based on historical experience of the Company’s portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Safeway’s target asset allocation mix is designed to meet the Company’s long-term pension requirements.

The fair value of Safeway’s pension plan assets at January 3, 2015, excluding pending transactions of $41.5 million, by asset category are as follows (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Asset category:
Cash and cash equivalents(1)	$9.6	$1.3	$8.3	$—
Short-term investment collective trust(2)	47.5	—	47.5	—
Common and preferred stock:(3)
Domestic common and preferred stock	293.6	293.5	0.1	—
International common stock	34.6	34.6	—	—
Common collective trust funds(2)	523.6	—	523.6	—
Corporate bonds(4)	121.3	—	120.6	0.7
Mortgage- and other asset-backed securities(5)	63.4	—	63.4	—
Mutual funds(6)	183.2	34.2	149.0	—
U.S. government securities(7)	263.8	—	263.7	0.1
Other securities(8)	62.8	0.7	37.6	24.5

Total	$1,603.4	$364.3	$1,213.8	$25.3

(1)	The carrying value of these items approximates fair value.
(2)	These investments are valued based on the Net Asset Value (“NAV”) of the underlying investments and are provided by the fund issuers.
(3)	The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for preferred stock, an industry standard valuation model is used which maximizes observable inputs.
(4)	The fair value of corporate bonds is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.
(5)	The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for comparable securities, the fair value is based upon an industry model which maximizes observable inputs.
(6)	These investments are publicly traded investments which are valued using the NAV. The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.

F-98	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model which maximizes observable inputs.
(8)	Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Also included in Other Securities are exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives; assets and liabilities. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

See Note I for a discussion of levels.

A reconciliation of the beginning and ending balances for Level 3 assets for the year ended January 3, 2015 follows (in millions):

	Fair Value Measured Using Significant Unobservable Inputs (Level 3)
	Total	Corporate bonds	U.S. government securities	Other securities
Balance, beginning of year	$7.9	$—	$0.1	$7.8
Purchases, sales, settlements, net	19.7	0.7	—	19.0
Unrealized gains	(2.3)	—	—	(2.3)

Balance, end of year	$25.3	$0.7	$0.1	$24.5

The fair value of Safeway’s pension plan assets at December 28, 2013, excluding pending transactions of $37.2 million, by asset category are as follows (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Asset category:
Cash and cash equivalents(1)	$30.2	$29.0	$1.2	$—
Short-term investment collective trust(2)	18.2	—	18.2	—
Common and preferred stock:(3)
Domestic common and preferred stock	270.4	269.9	0.5	—
International common stock	38.5	38.5	—	—
Common collective trust funds(2)	611.2	—	611.2	—
Corporate bonds(4)	101.1	—	101.1	—
Mortgage- and other asset-backed securities(5)	62.3	—	62.3	—
Mutual funds(6)	183.8	5.9	177.9	—
U.S. government securities(7)	335.8	—	335.7	0.1
Other securities(8)	29.9	3.1	19.0	7.8

Total	$1,681.4	$346.4	$1,327.1	$7.9

F-99	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	The carrying value of these items approximates fair value.
(2)	These investments are valued based on the Net Asset Value (“NAV”) of the underlying investments and are provided by the fund issuers.
(3)	The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for preferred stock, an industry standard valuation model is used which maximizes observable inputs.
(4)	The fair value of corporate bonds is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.
(5)	The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for comparable securities, the fair value is based upon an industry model which maximizes observable inputs.
(6)	These investments are publicly traded investments which are valued using the NAV. The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
(7)	The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model which maximizes observable inputs.
(8)	Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Valuation techniques are described earlier in this note. See Note I for a discussion of levels.

A reconciliation of the beginning and ending balances for Level 3 assets for the year ended December 28, 2013 follows (in millions):

	Fair Value Measured Using Significant Unobservable Inputs (Level 3)
	Total	Corporate bonds	Mortgage- and other asset-backed securities	U.S. government securities	Other Securities
Balance, beginning of year	$4.0	$3.4	$0.5	$0.1	$—
Purchases, sales, settlements, net	4.0	(3.4)	(0.5)	—	7.9
Unrealized gains	(0.1)	—	—	—	(0.1)

Balance, end of year	$7.9	$—	$—	$0.1	$7.8

Contributions Cash contributions are expected to increase to approximately $268 million in 2015, primarily due to the settlement with the Pension Benefit Guaranty Corporation.

F-100	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Estimated Future Benefit Payments The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in millions):

	Pension benefits	Other benefits
2015	$140.3	$6.8
2016	140.4	6.7
2017	141.5	6.6
2018	141.8	6.5
2019	142.4	6.4
2020—2024	709.8	23.3

Note O: Multiemployer Benefit Plans

Multiemployer Pension Plans Safeway contributes to a number of multiemployer defined benefit pension plans under the terms of collective bargaining agreements that cover its union-represented employees. Benefits generally are based on a fixed amount for each year of service, and, in some cases, are not negotiated with contributing employers or in some cases even known by contributing employers. None of the Company’s collective bargaining agreements require that a minimum contribution be made to these plans.

The risks of participating in U.S. multiemployer pension plans are different from single-employer pension plans in the following aspects:

a.	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

b.	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

c.	If Safeway stops participating in some of its multiemployer pension plans, Safeway may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company made and charged to expense contributions of $277.1 million in 2014, $259.2 million in 2013 and $248.7 million in 2012 to these plans for continuing operations.

In 2013, the Company sold all Canadian operations which terminated our obligation to contribute to Canadian multiemployer pension plans. Due to provincial law in Canada, Safeway is not expected to incur multiemployer pension withdrawal liability associated with the sale.

Also in 2013, the Company sold or closed all stores in the Dominick’s division. As previously reported, Dominick’s participated in certain multiemployer pension plans on which withdrawal liabilities have been or we expect will be incurred due to the Dominick’s closure. Generally, the Company may pay such withdrawal liabilities in installment payments. Withdrawal liabilities are generally subject to a 20-year payment cap, but may extend into perpetuity if a mass withdrawal from the plan occurs.

During the fourth quarter of 2013, Safeway recorded a liability of $310.8 million, which represented the present value of estimated installment payments to be made to the plans based on the best information available at the time, without having yet received demand letters from the multiemployer pension plans. In April 2014 and September 2014, the Company received demand letters from three of the plans. These demand letters called for installment payments greater than

F-101	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Safeway’s original actuarial estimate based on calculations Safeway disputes. The Company has requested a review by the plan trustee of the demands made by the three plans.

The Company’s loss estimate is in accordance with ASC 450, “Contingencies.” The following is a rollforward of the estimated multiemployer pension withdrawal liability (in millions):

Balance at year-end 2013	$310.8
Accrued interest	13.7
Adjustment for changes in interest rates	121.1
Adjustments to loss estimates based on demand letters	38.3
Installment payments	(9.5)

Balance at year-end 2014	$474.4

Accrued interest expense and adjustments to the estimated liability are recorded in discontinued operations. The $455.0 million long-term portion of the estimated liability is included in Accrued Claims and Other Liabilities, and the $19.4 million current portion is included in Other Accrued Liabilities in the condensed consolidated balance sheet.

Pending review of the demand letters received, receipt of a final demand letter, or any negotiated lump sum settlements, the final amount of the withdrawal liability may be greater than or less than the amount recorded, and this difference could be significant. The Company currently estimates the range of potential withdrawal liability to be between $475 million and $607 million.

All information related to multiemployer pension expense or multiemployer post-retirement benefit obligations herein exclude Canada and Dominick’s for all purposes unless otherwise stated.

Safeway’s participation in these plans for the annual period ended January 3, 2015 is outlined in the following tables. All information in the tables is as of January 3, 2015, December 28, 2013 and December 29, 2012 in the columns labeled 2014, 2013 and 2012, respectively, unless otherwise stated. The “EIN-PN” column provides the Employer Identification Number (“EIN”) and the Plan Number (“PN”), if applicable. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) zone status available in 2014 and 2013 is for the plan’s year ending at December 31, 2014, and December 31, 2013, respectively. The zone status is based on information that Safeway received from the plan. Among other factors, generally, plans in critical status (“red zone”) are less than 65 percent funded, plans in endangered or seriously endangered status (“yellow zone” or “orange zone”, respectively) are less than 80 percent funded, and plans at least 80 percent funded are said to be in the “green zone.” The “FIP/RP status pending/implemented” column indicates plans for which a funding improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented by the trustees of each plan. Information related to the impact of utilization of extended amortization periods on zone status is either not available or not obtainable without undue cost and effort.

Other than the sale of Safeway’s Canadian operations and Dominick’s, there have been no significant changes that affect the comparability of 2014, 2013, and 2012 contributions.

F-102	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following two tables contain information about Safeway’s U.S. multiemployer pension plans.

	EIN—PN	Pension Protection Act zone status		Safeway 5% of total plan contributions		FIP/RP status pending/ implemented
Pension fund		2014	2013	2013	2012
UFCW-Northern California Employers Joint Pension Trust Fund	946313554—001	Red	Red	Yes	Yes	Implemented
Western Conference of Teamsters Pension Plan	916145047—001	Green	Green	No	No	No
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan	951939092—001	Red 3/31/2015	Red 3/31/2014	Yes 3/31/2014	Yes 3/31/2013	Implemented
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	526128473—001	Red	Red	Yes	Yes	Implemented
Sound Retirement Trust (formerly Retail Clerks Pension Trust)(3)	916069306—001	Red 9/30/2014	Red 9/30/2013	Yes 9/30/2013	Yes 9/30/2012	Implemented
Bakery and Confectionery Union and Industry International Pension Fund	526118572—001	Red	Red	Yes	Yes	Implemented
Rocky Mountain UFCW Unions & Employers Pension Plan	846045986—001	Green	Green	Yes	Yes	No
Desert States Employers & UFCW Unions Pension Plan	846277982—001	Green	Green	Yes	Yes	No
Mid-Atlantic UFCW and Participating Employers Pension Fund(4)	461000515—001	NA	NA	Yes	NA	NA
Denver Area Meat Cutters and Employers Pension Plan	846097461—001	Green	Green	Yes	Yes	No
Oregon Retail Employees Pension Trust	936074377—001	Green	Red	Yes	Yes	No
Alaska United Food and Commercial Workers Pension Trust	916123694—001	Red	Red	Yes	Yes	Implemented
Safeway Multiple Employer Retirement Plan(5)	943019135—005	80%+	80%+	No 12/30/2013	No 12/30/2012	NA
Retail Food Employers and UFCW Local 711 Pension Trust Fund	516031512—001	Red	Red	Yes	Yes	Implemented
Central Pension Fund of the International Union of Operating Engineers and Participating Employers	366052390—001	Green 1/31/2015	Green 1/31/2014	No 1/31/2014	No 1/31/2013	No
Alaska Teamster-Employer Pension Plan	926003463—024	Red 6/30/2015	Red 6/30/2014	No 6/30/2013	No 6/30/2012	Implemented

F-103	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Contributions of Safeway (in millions)			Surcharge imposed(1)	Expiration date of collective bargaining agreements	Total collective bargaining agreements	Most significant collective bargaining agreement(s)
Pension fund	2014	2013	2012				Count	Expiration	% head- count(2)
UFCW-Northern California Employers Joint Pension Trust Fund	$83.3	$77.4	$72.9	No	8/3/2013 to 7/23/2016	20	14	10/11/2014	93%
Western Conference of Teamsters Pension Plan	$47.0	$45.7	$43.9	No	9/20/2014 to 10/6/2018	45	1	10/1/2016	28%
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan	$46.7	$42.1	$39.3	No	3/6/2016 to 5/8/2016	14	12	3/6/2016	99%
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	$18.9	$19.5	$23.5	No	10/29/2016 to 2/25/2017	7	4	10/29/2016	97%
Sound Retirement Trust (formerly Retail Clerks Pension Trust)(3)	$16.6	$15.4	$14.2	No	1/10/2015 to 9/20/2017	51	3	5/7/2016	50%
Bakery and Confectionery Union and Industry International Pension Fund	$14.2	$13.3	$12.4	Yes	11/7/2011 to 9/17/2017	39	5	4/8/2017	38%
Rocky Mountain UFCW Unions & Employers Pension Plan	$10.9	$11.4	$11.3	No	9/12/2015 to 8/27/2016	44	8	9/12/2015	53%
Desert States Employers & UFCW Unions Pension Plan	$9.1	$9.5	$10.5	No	10/29/2016 to 11/3/2018	4	2	10/29/2016	97%
Mid-Atlantic UFCW and Participating Employers Pension Fund(4)	$4.9	$5.0	NA	NA	10/29/2016 to 2/25/2017	7	4	10/29/2016	97%
Denver Area Meat Cutters and Employers Pension Plan	$4.7	$5.0	$5.0	No	9/12/2015 to 7/23/2016	42	8	9/12/2015	52%

F-104	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Oregon Retail Employees Pension Trust	$4.7	$4.5	$4.2	No	7/25/2015 to 1/21/2017	34	4	7/25/2015	42%
Alaska United Food and Commercial Workers Pension Trust	$2.1	$2.0	$1.9	No	5/31/2015 to 2/11/2017	10	1	5/31/2015	48%
Safeway Multiple Employer Retirement Plan(5)	$1.8	$1.9	$2.4	NA	NA	NA	NA	NA	NA
Retail Food Employers and UFCW Local 711 Pension Trust Fund	$1.7	$1.6	$1.5	No	5/19/2013 to 3/1/2015	3	2	3/1/2015	98%
Central Pension Fund of the International Union of Operating Engineers and Participating Employers	$1.5	$1.5	$1.5	No	6/4/2016 to 6/15/2019	6	2	4/15/2018	45%
Alaska Teamster-Employer Pension Plan	$1.0	$1.0	$1.0	No	3/10/2018 to 10/6/2018	3	2	3/10/2018	85%
Other funds	$8.0	$2.4	$3.2

Total Safeway contributions to U.S. multiemployer pension plans	$277.1	$259.2	$248.7

NA = not applicable.

(1)	PPA surcharges are 5% or 10% of eligible contributions and may not apply to all collective bargaining agreements or total contributions made to each plan.
(2)	Employees on which Safeway may contribute under these most significant collective bargaining agreements as a percent of all employees on which Safeway may contribute to the respective fund.
(3)	Sound Retirement Trust information includes former Washington Meat Industry Pension Trust due to merger into Sound Retirement Trust effective June 30, 2014.
(4)	The Mid-Atlantic UFCW & Participating Employers Pension Fund is a multiemployer plan effective January 1, 2013 which provides future service benefits to participants who would have otherwise earned future service under the Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund. The plan is not expected to be subject to zone status certification or notice or establishment of a funding improvement plan or a rehabilitation plan as per section 432(a) of the Internal Revenue Code since those provisions are required for multiemployer plans in effect on July 16, 2006.

F-105	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	The Safeway Multiple Employer Retirement Plan (“SMERP”) is a multiple employer plan as defined in the Internal Revenue Code. However, the SMERP is characterized as a multiemployer plan by the FASB, even though it is not maintained pursuant to any collective bargaining agreements to which Safeway is party. The plan may be subject to statutory annual minimum contributions based on complex actuarial calculations. Additionally, it has no PPA zone status and is not subject to establishment of a funding improvement plan or a rehabilitation plan or other PPA provisions that apply to multiemployer plans.

At the date the financial statements were issued, Forms 5500 were generally not available for the plan years ending in 2014. Additionally, for the plan year ending March 31, 2012, Safeway contributed more than 5% of the total contributions to the Southern California United Food and Commercial Workers Union and Food Employers Joint Pension Plan.

Multiemployer post-retirement benefit plans other than pensions Safeway contributes to a number of multiemployer post-retirement benefit plans other than pensions under the terms of its collective bargaining agreements that cover union-represented employees. These plans may provide medical, pharmacy, dental, vision, mental health and other ancillary benefits to active employees and retirees as determined by the trustees of each plan. These benefits are not vested. A significant portion of Safeway contributions benefit active employees and, as such, may not constitute contributions to a post-retirement benefit plan. Safeway is unable to separate all contribution amounts paid to benefit active participants in order to separately report contributions paid to provide post-retirement benefits for retirees.

It is estimated that Safeway may have contributed as much as $312.4 million in 2014, $302.0 million in 2013 and as much as $473.3 million in 2012 to fund health and welfare plans for multiemployer post-retirement plans other than pension. Actual funding of post-retirement benefit plans other than pensions is likely much lower as this amount continues to include contributions which benefit active employees.

Note P: Investment in Unconsolidated Affiliates

At year-end 2014, 2013 and 2012, Safeway’s investment in unconsolidated affiliates includes a 49% ownership interest in Casa Ley, which operated 206 food and general merchandise stores in Western Mexico at year-end 2014. See Note V.

Equity in earnings from Safeway’s unconsolidated affiliates, which is included in other income, was income of $16.2 million in 2014, $17.6 million in 2013 and $17.5 million in 2012.

Note Q: Commitments and Contingencies

Legal Matters Certain holders of Safeway common stock have sought appraisal rights under Section 262 of the Delaware General Corporation Law, requesting a determination that the per share merger consideration payable in the Merger does not represent fair value for their shares. On February 19, 2015, a petition for appraisal was filed in Delaware Chancery Court entitled Third Motion Equities Master Fund Ltd v. Safeway Inc., by a stockholder claiming to hold 563,000 shares. On February 25, 2015, a petition for appraisal was filed in Delaware Chancery Court entitled Merion Capital LP and Merion Capital II LP v. Safeway Inc., by stockholders claiming to hold approximately 10.5 million shares. The deadline for filing petitions has not yet expired. If these plaintiffs are successful in any appraisal proceeding, they could be entitled to more for their stock than the per share merger consideration payable in the Merger.

F-106	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On August 18, 2001, a group of truck drivers from the Company’s Tracy, CA distribution center filed an action in California Superior Court, San Joaquin County entitled Cicairos, et al. v. Summit Logistics, alleging that Summit Logistics, the entity with whom Safeway contracted to operate the distribution center until August 2003, failed to provide meal periods, rest periods and itemized wage statements to the drivers in violation of California state law. Under its contract with Summit, Safeway is obligated to defend and indemnify Summit Logistics in this lawsuit. On February 6, 2007, another group of truck drivers from the Tracy distribution center filed a similar action in the same court, entitled Bluford, et al. v. Safeway Inc., alleging essentially the same claims against the Company. Both cases were subsequently certified as class actions. After lengthy litigation in the trial and appellate courts. On February 20, 2015, the parties signed a preliminary agreement of settlement that calls for the Company to pay approximately $31 million in total. This amount consists of a settlement fund of $30.2 million, out of which will be paid relief to the class, and attorneys’ fees and costs as awarded by the court. In addition to this settlement fund, the Company will pay interest of $10,000 if the distribution to the class is made in August 2015, with additional monthly amounts of interest if later. The Company will also pay third party settlement administrator costs, and its employer share of FICA/Medicare taxes. The Company anticipates that a motion for preliminary court approval of the settlement will be heard in the Spring of 2015. If such preliminary approval is granted, class members will be notified and given the opportunity to file objections to the settlement. Following that, a motion for final approval of the settlement would be filed in mid-2015.

As previously reported, in the second quarter of 2014, the Company received two subpoenas from the Drug Enforcement Administration (“DEA”) concerning the Company’s record keeping, reporting and related practices associated with the loss or theft of controlled substances. The Company continues to cooperate with the DEA on this matter.

As previously reported, in February 2012, Safeway was served with a subpoena issued by a group of California District Attorneys seeking documents and information related to the handling, disposal and reverse logistics of potential hazardous waste within the State. The subject matter of the subpoena relates to the handling and transportation of unsaleable household items, including, but not limited to, cleaners, aerosols, hair shampoos, dye, lotions, light bulbs, batteries, over-the-counter and similar items. On January 2, 2015, the Company settled an action with the State of California, including various California counties, on this matter by agreeing to pay civil penalties and costs and to fund specified Supplemental Environmental Projects in the amount of $9.9 million. As part of the settlement, the Company also agreed to certain ongoing compliance activities with respect to both potential hazardous waste and private health information.

The Company is subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes and other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages.

It is management’s opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company’s business or financial condition.

Commitments The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings, the purchase of energy and other purchase obligations. Portions of such contracts not completed at year end are not reflected in the consolidated financial statements. These purchase commitments were $257.8 million at year-end 2014.

F-107	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note R: Segments

Safeway’s retail business operates in the United States. Safeway is organized into seven geographic retail operating segments (Denver, Eastern, Northern California, Phoenix, Northwest, Texas and Southern California). Across all seven retail operating segments, the Company operates primarily one store format, where each store offers the same general mix of products with similar pricing to similar categories of customers. Safeway does not operate supercenters, warehouse formats, combination clothing/grocery stores or discount stores.

The seven operating segments have been aggregated into one reportable segment called Safeway, because, in the Company’s judgment, the operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term financial performance in the future. The principal measures and factors the Company considered in determining whether the economic characteristics are similar are gross margin percentage, operating profit margin, sales growth, capital expenditures, competitive risks, operational risks and challenges, retail store sales, costs of goods sold and employees. In addition, each operating segment has similar products, similar production processes, similar types of customers, similar methods of distribution and a similar regulatory environment. The Company believes that disaggregating its operating segments would not provide material or meaningful additional information.

The following table presents sales revenue by type of similar product (dollars in millions):

	2014		2013		2012
	Amount	% of total	Amount	% of total	Amount	% of total
Non-perishables(1)	$15,266.7	42.0%	$14,811.7	42.2%	$14,738.0	41.9%
Perishables(2)	13,656.5	37.6%	12,809.8	36.6%	12,548.1	35.7%
Fuel	3,962.2	10.9%	4,168.4	11.9%	4,594.2	13.1%
Pharmacy	2,805.1	7.7%	2,674.9	7.6%	2,755.4	7.8%
Other(3)	639.7	1.8%	600.1	1.7%	525.8	1.5%

Total sales and other revenue	$36,330.2	100.0%	$35,064.9	100.0%	$35,161.5	100.0%

(1)	Consists primarily of grocery, soft drinks and other beverages, general merchandise, meal ingredients, frozen foods and snacks.
(2)	Consists primarily of produce, meat, dairy, bakery, deli, floral and seafood.
(3)	Consists primarily of wholesale sales, commissions on gift cards and other revenue.

As a result of the Blackhawk IPO and until Safeway distributed all of the Class B common stock of Blackhawk that it owned to Safeway stockholders, the Company presented Blackhawk as a separate reportable segment.

F-108	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents certain balance sheet information about the Company (in millions):

	Long-lived Assets, Net	Total Assets
2014
Safeway U.S.	$6,776.5	$13,371.4
Dominick’s assets held for sale	—	5.6

Total	$6,776.5	$13,377.0

2013
Safeway U.S.	$7,457.8	$15,129.9
Blackhawk	79.7	1,952.9
Dominick’s assets held for sale	—	136.7

Total	$7,537.5	$17,219.5

2012
Safeway U.S.	$7,991.1	$11,007.6
Blackhawk	67.0	1,528.1
Canada	1,166.5	2,121.3

Total	$9,224.6	$14,657.0

Note S: Income Per Share

The Company computes earnings per share under the two-class method, which is a method of computing earnings per share when an entity has both common stock and participating securities. Unvested restricted stock is considered a participating security because it contains rights to receive nonforfeitable dividends at the same rate as common stock. Under the two-class method, the calculation of basic and diluted earnings per common share excludes the income attributable to participating securities. Additionally, the weighted average shares outstanding exclude the impact of participating securities.

F-109	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides reconciliations of net earnings and shares used in calculating income per basic common share to those used in calculating income per diluted common share.

(In millions, except per-share amounts)	2014		2013		2012
	Diluted	Basic	Diluted	Basic	Diluted	Basic
Income from continuing operations, net of tax	$103.2	$103.2	$217.1	$217.1	$249.2	$249.2
Distributed and undistributed earnings allocated to participating securities	(2.8)	(2.8)	(2.1)	(2.1)	(2.3)	(2.3)

Income from continuing operations available to common stockholders	100.4	100.4	215.0	215.0	246.9	246.9
Income from discontinued operations, net of tax	9.3	9.3	3,305.1	3,305.1	348.9	348.9
Noncontrolling interests—discontinued operations	0.9	0.9	(14.7)	(14.7)	(1.6)	(1.6)

Income from discontinued operations attributable to Safeway Inc.	10.2	10.2	3,290.4	3,290.4	347.3	347.3
Distributed and undistributed earnings allocated to participating securities	(0.3)	(0.3)	(32.1)	(32.1)	(3.1)	(3.1)

Income from discontinued operations available to common stockholders	9.9	9.9	3,258.3	3,258.3	344.2	344.2

Net income	$113.4	$113.4	$3,507.5	$3,507.5	$596.5	$596.5
Distributed and undistributed earnings allocated to participating securities	(3.1)	(3.1)	(34.2)	(34.2)	(5.4)	(5.4)

Net income available to common stockholders after earnings allocated to participating securities	$110.3	$110.3	$3,473.3	$3,473.3	$591.1	$591.1

Weighted-average common shares outstanding	228.8	228.8	239.1	239.1	245.6	245.6

Common share equivalents	1.9		2.4		0.3

Weighted-average shares outstanding	230.7		241.5		245.9

Earnings (loss) per common share:
Continuing operations	$0.44	$0.44	$0.89	$0.90	$1.00	$1.01
Discontinued operations	$0.04	$0.04	$13.49	$13.63	$1.40	$1.40

Total	$0.48	$0.48	$14.38	$14.53	$2.40	$2.41

Anti-dilutive shares totaling 0.3 million in 2014, 7.8 million in 2013 and 21.6 million in 2012 have been excluded from diluted weighted-average shares outstanding.

Additionally, performance shares totaling 1.9 million for which the Company did not forecast achievement of target have been excluded from diluted weighted average shares for 2014.

F-110	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note T: Guarantees

Safeway applies the accounting guidance for guarantees to the Company’s agreements that contain guarantee and indemnification clauses. This guidance requires that, upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. As of January 3, 2015, Safeway did not have any material guarantees. However, the Company is party to a variety of contractual agreements under which Safeway may be obligated to indemnify the other party for certain matters. These contracts primarily relate to Safeway’s commercial contracts, operating leases, including those that have been assigned, and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Safeway has not made significant payments for these indemnifications.

Additionally, the Company is party to a variety of lease agreements related to the disposition of Genuardi’s, the Company’s Canadian operations and Dominick’s in 2012, 2013 and 2014 for which the Company is now secondarily liable. While the Company may be liable for future payment upon default of these leases, there has been no event that would indicate the Company is liable for future payment , and therefore the Company has not recorded a liability related to these leases at this time.

The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company’s financial condition or results of operations.

Note U: Other Comprehensive Income or Loss

Total comprehensive earnings are defined as all changes in stockholders’ equity during a period, other than those resulting from investments by and distributions to stockholders. Generally, for Safeway, total comprehensive earnings equal net earnings plus or minus adjustments for pension and other post-retirement liabilities and foreign currency translation adjustments. Total comprehensive earnings represent the activity for a period net of tax and were a loss of $152.8 million in 2014, income of $179.7 million in 2013 and a loss of $12.3 million in 2012.

F-111	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

While total comprehensive earnings are the activity in a period and are largely driven by net earnings in that period, accumulated other comprehensive income or loss (“AOCI”) represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. For Safeway, AOCI is primarily the cumulative balance related to pension and other post-retirement benefit adjustments and foreign currency translation adjustments. Changes in the AOCI balance by component are shown below (in millions):

	2014
	Pension and Post- Retirement Benefit Plan Items	Foreign Currency Items	Other	Total Comprehensive (Loss) Income Including Noncontrolling Interests
Beginning balance	$(130.7)	$(138.8)	$(1.6)	$(271.1)

Other comprehensive income (loss) before reclassifications	(303.5)	0.2	0.4	(302.9)
Amounts reclassified from accumulated other comprehensive income	52.3	—		52.3
Tax benefit (expense)	98.0	—	(0.2)	97.8

Net current-period other comprehensive income (loss)	(153.2)	0.2	0.2	(152.8)

Distribution of Blackhawk	—	2.2	—	2.2

Ending balance	$(283.9)	$(136.4)	$(1.4)	$(421.7)

	2013
	Pension and Post- Retirement Benefit Plan Items	Foreign Currency Items	Other	Total Comprehensive (Loss) Income Including Noncontrolling Interests
Beginning balance	$(472.3)	$399.0	$(0.5)	$(73.8)

Other comprehensive income (loss) before reclassifications	266.6	(65.0)	(1.7)	199.9
Amounts reclassified from accumulated other comprehensive income	105.0	—	—	105.0
Tax benefit (expense)	(125.8)	—	0.6	(125.2)

Net current-period other comprehensive income (loss)	245.8	(65.0)	(1.1)	179.7

Sale of CSL	95.8	(472.8)	—	(377.0)

Ending balance	$(130.7)	$(138.8)	$(1.6)	$(271.1)

F-112	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2012
	Pension and Post- Retirement Benefit Plan Items	Foreign Currency Items	Other	Total Comprehensive (Loss) Income Including Noncontrolling Interests
Beginning balance	$(462.1)	$402.1	$(1.5)	$(61.5)

Other comprehensive (loss) income before reclassifications	(125.2)	(3.1)	1.5	(126.8)
Amounts reclassified from accumulated other comprehensive income	110.0	—	—	110.0
Tax benefit (expense)	5.0	—	(0.5)	4.5

Net current-period other comprehensive (loss) income	(10.2)	(3.1)	1.0	(12.3)

Ending balance	$(472.3)	$399.0	$(0.5)	$(73.8)

Note V: Subsequent Event

Merger Closing Pursuant to the Merger Agreement, on January 30, 2015, Merger Sub merged with and into Safeway with Safeway surviving the Merger as a wholly owned subsidiary of Albertsons Holdings. Further, each share of common stock of Safeway issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted automatically into the right to receive the following (together, the “Per Share Merger Consideration”):

i.	$34.92 in cash (the “Per Share Cash Merger Consideration”) which consists of $32.50 in initial cash consideration, $2.412 in consideration relating to the sale of PDC and $0.008 in cash consideration relating to a dividend that Safeway received in December 2014 on its 49% interest in Casa Ley,

ii.	one contingent value right (“CVR”) relating to Safeway’s interest in Casa Ley, and

iii.	one contingent value right relating to any deferred consideration relating to the sale of the PDC assets.

In connection with the closing of the Merger and immediately prior to the effective time of the Merger, each outstanding, unexpired and unexercised option to purchase shares of Safeway common stock (each, a “Safeway Option”), that was granted under any equity incentive plan of Safeway, including the 1999 Amended and Restated Equity Participation Plan, the 2007 Equity and Incentive Award Plan and the 2011 Equity and Incentive Award Plan or any other plan, agreement or arrangement (collectively, the “Safeway Equity Incentive Plans”), whether or not then exercisable or vested, was accelerated, vested and cancelled and converted into the right to receive an amount in cash (subject to any applicable withholding taxes) equal to the product of (A) the total number of shares of Safeway common stock subject to such Safeway Option as of immediately prior to the effective time of the Merger and (B) the excess, if any, of the Per Share Cash Merger Consideration over the exercise price per share (the “Option Price”) of such Safeway Option (the “Option Payment”). In addition, each such Safeway Option that had an Option Price less than the Per Share Cash Merger Consideration received one Casa Ley CVR and one PDC CVR in respect of each share of Safeway common stock subject to such cancelled Safeway Option.

Immediately prior to the effective time of the Merger, each restricted share of Safeway common stock that was outstanding and that was granted pursuant to any Safeway Equity Incentive Plan,

F-113	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

whether or not then exercisable or vested, automatically vested and all restrictions thereon lapsed, and all such restricted shares were cancelled and converted into the right to receive the Per Share Merger Consideration.

Immediately prior to the effective time of the Merger, each outstanding performance share award covering shares of Safeway common stock (each a “Performance Share Award”) that was granted under any Safeway Equity Incentive Plan vested at the target levels specified for each such award and was cancelled in exchange for (i) an amount in cash (subject to any applicable withholding taxes) equal to the product of (A) the number of vested shares of Safeway common stock subject to such Performance Share Award (after taking into account any vesting as a result of the Merger) and (B) the Per Share Cash Merger Consideration and (ii) one Casa Ley CVR and one PDC CVR in respect of each vested share of Safeway common stock subject to such Performance Share Award.

Immediately prior to the effective time of the Merger, each outstanding restricted stock unit covering shares of Safeway common stock (each a “Restricted Stock Unit”), that was granted under any Safeway Equity Incentive Plan, whether or not then vested, was accelerated, vested and cancelled in exchange for the right to receive (i) an amount in cash (subject to any applicable withholding taxes) equal to the product of (A) the number of vested shares of Safeway common stock subject to such Restricted Stock Unit and (B) the Per Share Cash Merger Consideration and (ii) one Casa Ley CVR and one PDC CVR in respect of each vested share of Safeway common stock subject to such Restricted Stock Unit.

On January 30, 2015, Safeway entered into a contingent value rights agreement with respect to the Casa Ley CVRs with AB Acquisition, the Shareholder Representative (as defined in the agreement), Computershare Inc. and Computershare Trust Company, N.A., as rights agent (the “Casa Ley CVR Agreement”) providing for the terms of the Casa Ley CVRs. Pursuant to the Casa Ley CVR Agreement, a Casa Ley CVR will entitle the holder to a pro rata share of the net proceeds from the sale of Safeway’s interest in Casa Ley. In the event that Safeway’s interest in Casa Ley is not sold prior to January 30, 2018, holders of the Casa Ley CVRs will be entitled to receive their pro rata portion of the fair market value of such remaining interest minus certain fees, expenses and assumed taxes (based on a 39.25% rate) that would have been deducted from the proceeds of a sale of the Casa Ley interest.

On January 30, 2015, Safeway entered into a contingent value rights agreement with respect to the PDC CVRs with AB Acquisition, the Shareholder Representative (as defined in the agreement), Computershare Inc. and Computershare Trust Company, N.A., as rights agent (the “PDC CVR Agreement”) providing for the terms of the PDC CVRs. Pursuant to the PDC CVR Agreement, a PDC CVR will entitle the holder to a pro rata share of the net proceeds from any deferred consideration relating to the sale of the assets of PDC.

Sale of Eastern Division As contemplated by the Merger Agreement, immediately after the closing of the Merger, Safeway completed the sale of its Eastern division business (“EDS”) to New Albertson’s, Inc., an Ohio corporation and indirect subsidiary of Safeway’s ultimate parent company AB Acquisition (“New Albertsons”). In a two-step sale process, Safeway contributed certain EDS assets and liabilities to a newly formed subsidiary and sold the interests in the subsidiary to New Albertsons. New Albertsons acquired the new EDS subsidiary for a purchase price of approximately $659 million, subject to customary adjustments. Safeway also agreed to provide certain intercompany services and licenses to the new EDS subsidiary after the sale.

F-114	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effect of Merger on Debt

Change of Control Tender Offer In December 2014, Safeway commenced a change of control tender offer to purchase any and all of the outstanding series of the $500 million of 5.00% Senior Notes due August 15, 2019, the $500 million of 3.95% Senior Notes due August 15, 2020 and the $400 million of 4.75% Senior Notes due December 1, 2021. This offer expired on January 30, 2015 and required Safeway to pay $1,010 per $1,000 principal amount of the senior notes, plus accrued and unpaid interest that were validly tendered. On February 2, 2015, a change of control payment of $873.2 million, based on a principal amount of $864.6 million of tendered notes and $14.2 million of accrued interest was paid.

Credit Agreement At the closing of the Merger, Safeway’s credit agreement, as discussed under the caption “Bank Credit Agreement” in Note G, was terminated.

New Bonds In connection with the Merger, Safeway is an obligor and its domestic subsidiaries are guarantors of $609.7 million in principal amount of 7.750% senior secured notes due 2022 (the “2022 Notes”), after repayment of some of the 2022 Notes on February 9, 2015. As a result of the issuance of these notes and pursuant to Safeway’s existing indenture, our Senior Notes due 2016, Senior Notes due 2017 and Senior Notes due 2019 were guaranteed by Albertson’s Holdings LLC and its domestic subsidiaries, including Safeway’s domestic subsidiaries, and are ratably and equally secured by the assets, subject to certain limited exceptions, of Albertson’s Holdings LLC and its subsidiaries that are co-issuers or guarantors of the 2022 Notes, including Safeway and its subsidiaries. Our Senior Notes due 2020, Senior Notes due 2021, Senior Notes due 2027 and Senior Notes due 2031 are equally and ratably secured by the assets (other than accounts receivable, merchandise inventory, equipment or intellectual property) of Safeway and its domestic subsidiaries, but are not guaranteed by Albertson’s Holdings LLC or any of its subsidiaries, including the Safeway subsidiaries.

ABL Agreement On March 21, 2013, our parent company, Albertson’s Holdings LLC, entered into an asset-based revolving credit agreement among Albertson’s Holdings LLC, Albertson’s LLC, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America N.A., as administrative and collateral agent. This agreement was amended on January 30, 2015 (as amended, the “ABL Agreement”) in connection with the Merger, whereby Albertson’s LLC, Safeway and certain of their affiliates became the borrowers thereunder (the “ABL Borrowers”).

The ABL Agreement provides for a $3 billion revolving credit facility (with subfacilities for letters of credit and swingline loans) (the “New ABL Facility”). On January 30, 2015, $980 million of the New ABL Facility was used to repay all debt outstanding under Albertson’s LLC’s existing credit facility, to pay a portion of the Merger consideration and fees and expenses, and to provide working capital to the borrowers. After January 30, 2015, the New ABL Facility may be utilized to fund working capital and general corporate purposes, including permitted acquisitions and other investments.

The New ABL Facility matures on the earlier to occur of (a) January 30, 2020 and (b) the date that is 91 days prior to the final maturity of certain material indebtedness (if such other indebtedness has not been repaid or extended prior to such 91st day).

F-115	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note W: Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflects all adjustments, which in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented. (Rounding affects some totals. In millions, except per-share amounts.)

	53 Weeks	Last 17 Weeks	Third 12 Weeks(1)	Second 12 Weeks	First 12 Weeks
2014
Sales and other revenue	$36,330.2	$11,677.4	$8,307.9	$8,307.2	$8,037.7
Gross profit	9,682.0	3,258.6	2,174.6	2,139.5	2,109.3
Operating profit	534.5	258.3	94.2	121.5	60.5
Income (loss) before income taxes(2),(3)	165.0	201.5	(32.3)	125.9	(130.1)
Income (loss) from continuing operations, net of tax	103.2	127.5	(21.2)	80.6	(83.7)
Income (loss) from discontinued operations, net of tax(4)	9.3	(21.5)	30.7	15.0	(14.9)
Net income (loss) attributable to Safeway Inc.	113.4	106.0	9.5	95.6	(97.6)
Basic earnings (loss) per common share:
Continuing operations	$0.44	$0.55	$(0.09)	$0.35	$(0.37)
Discontinued operations(4)	0.04	(0.09)	0.13	0.06	(0.06)
Total	0.48	0.46	0.04	0.41	(0.43)
Diluted earnings (loss) per common share:
Continuing operations	$0.44	$0.55	$(0.09)	$0.34	$(0.37)
Discontinued operations(4)	0.04	(0.10)	0.13	0.07	(0.06)
Total	0.48	0.45	0.04	0.41	(0.43)

(1)	Includes loss on extinguishment of debt of $84.4 million.
(2)	Includes loss (gain) on foreign currency translation of $19.6 million in the last 17 weeks, $3.8 million in the third 12 weeks, $(45.3) million in the second 12 weeks and $153.1 million in the first 12 weeks.
(3)	Includes Merger- and integration-related expenses of $29.7 million in the last 17 weeks, $11.2 million in the third 12 weeks, $3.9 million in the second 12 weeks and $6.3 million in the first 12 weeks.
(4)	See Note B Discontinued Operations.

F-116	(Continued)

SAFEWAY INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	52 Weeks	Last 16 Weeks(2)	Third 12 Weeks	Second 12 Weeks	First 12 Weeks
2013
Sales and other revenue	$35,064.9	$10,814.7	$8,099.2	$8,149.8	$8,001.2
Gross profit	9,231.5	2,865.7	2,094.7	2,145.8	2,125.3
Operating profit	551.5	209.9	87.9	139.4	114.2
Income before income taxes	251.6	73.6	29.8	92.0	56.2
Income from continuing operations, net of tax	217.1	71.6	23.4	62.5	59.6
Income (loss) from discontinued operations, net of tax(1)	3,305.1	3,256.5	43.0	(53.7)	59.2
Net income attributable to Safeway Inc.	3,507.5	3,314.3	65.8	8.4	118.9
Basic earnings (loss) per common share:
Continuing operations	$0.90	$0.29	$0.10	$0.26	$0.25
Discontinued operations(1)	13.63	13.36	0.17	(0.23)	0.25
Total	14.53	13.65	0.27	0.03	0.50
Diluted earnings (loss) per common share:
Continuing operations	$0.89	$0.29	$0.10	$0.26	$0.25
Discontinued operations(1)	13.49	13.17	0.17	(0.23)	0.24
Total	14.38	13.46	0.27	0.03	0.49

(1)	See Note B, Discontinued Operations.
(2)	In the fourth quarter of 2013, the Company recorded a loss on foreign currency translation of $57.4 million and an impairment of notes receivable of $30.0 million.

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